   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1997


                                                      REGISTRATION NO. 333-16917
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              SYRATECH CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          3914                         13-3354944
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                            ------------------------

                             175 MCCLELLAN HIGHWAY
                           EAST BOSTON, MA 02128-9114
                             PHONE: (617) 561-2200
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               E. MERLE RANDOLPH
                         VICE PRESIDENT, TREASURER AND
                            CHIEF FINANCIAL OFFICER
                              SYRATECH CORPORATION
                             175 MCCLELLAN HIGHWAY
                           EAST BOSTON, MA 02128-9114
                             PHONE: (617) 561-2200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

             JAMES L. PURCELL, ESQ.                            JAMES WESTRA, ESQ.
    PAUL, WEISS, RIFKIND, WHARTON & GARRISON              HUTCHINS, WHEELER & DITTMAR
          1285 AVENUE OF THE AMERICAS                      A PROFESSIONAL CORPORATION
         NEW YORK, NEW YORK 10019-6064                         101 FEDERAL STREET
                 (212) 373-3000                           BOSTON, MASSACHUSETTS 02110
                                                                 (617) 951-6600


     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and the effective time of the merger (the "Merger") of THL Transaction I Corp., ("THL I"), a corporation that has been organized by Thomas H. Lee Company, with and into Syratech Corporation ("Syratech" or the "Company"), pursuant to the Restated Agreement and Plan of Merger (the "Merger Agreement") between THL I and Syratech, dated as of November 27, 1996, effective as of October 23, 1996, as amended, which is attached as Annex I to the Proxy Statement/Prospectus forming a part of this Registration Statement.

     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

                              SYRATECH CORPORATION
                             175 MCCLELLAN HIGHWAY
                     EAST BOSTON, MASSACHUSETTS 02128-9114


                                                                  March   , 1997


Dear Fellow Stockholders:

     You are invited to attend a Special Meeting of Stockholders of Syratech Corporation ("Syratech") to vote on the proposed merger (the "Merger") of Syratech with THL Transaction I Corp., a corporation that has been organized by Thomas H. Lee Company. Details of the Merger are discussed in the enclosed Syratech Corporation Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"), the forepart of which includes a summary of the terms of the Merger and certain other information relating to the proposed transaction.


     At the special meeting, Syratech stockholders will be asked to approve and adopt the Restated Agreement and Plan of Merger, dated as of November 27, 1996, effective as of October 23, 1996, as amended on February 14, 1997 and the transactions contemplated thereby, including the Merger. Copies of the Restated Agreement and Plan of Merger and the Amendment thereto, dated as of February 14, 1997 (together, the "Merger Agreement"), are together attached as ANNEX I to the enclosed Proxy Statement/Prospectus.



     At its meeting on October 22, 1996, Syratech's Board of Directors, by unanimous vote of those present and voting, determined, among other things, that the transactions then contemplated by the Merger Agreement, including the Merger, taken together, are advisable and in the best interests of Syratech and its stockholders; and the Board recommends that holders of Syratech Common Stock vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. In reaching its decision, the Board of Directors considered, among other things, the written opinion of Merrill Lynch & Co., to the effect that the cash consideration to be received in the Merger by Syratech's stockholders (other than with respect to shares to be retained, shares to be cancelled pursuant to the Merger Agreement and dissenting shares) is fair to the holders of Syratech Common Stock from a financial point of view. The changes embodied in the Restated Agreement and Plan of Merger and in the Amendment thereto dated as of February 14, 1997 were formally approved by Syratech's Board of Directors at a special meeting held on February 14, 1997.



     Holders of Syratech Common Stock will be entitled to appraisal rights under Delaware law in connection with the Merger as described in the accompanying Proxy Statement/Prospectus.



     The special meeting will be held at Syratech's Corporate Headquarters, 175
McClellan Highway, East Boston, Massachusetts 02128, on April   , 1997,
beginning at 9:00 a.m., Eastern Standard Time.


     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND PERSONALLY. THEREFORE, YOU SHOULD COMPLETE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THIS WILL ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING.

                                          Very truly yours,

                                          LEONARD FLORENCE
                                          Chairman of the Board, President
                                          and Chief Executive Officer

                              SYRATECH CORPORATION
                             175 MCCLELLAN HIGHWAY
                        EAST BOSTON, MASSACHUSETTS 02128
                                 (617) 561-2200
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD APRIL    , 1997

                            ------------------------

To the Stockholders of Syratech Corporation


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (including any adjournments or postponements thereof, the "Special Meeting") of Syratech Corporation, a Delaware corporation ("Syratech"), will be held at Syratech's Corporate Headquarters located at 175 McClellan Highway, East Boston,
Massachusetts 02128, on April   , 1997, beginning at 9:00 a.m., Eastern Standard
Time for the following purposes, which are more fully described in the accompanying Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"):



          1. To consider and vote upon a proposal to approve and adopt the Restated Agreement and Plan of Merger, dated as of November 27, 1996, effective as of October 23, 1996, as amended on February 14, 1997 (the "Merger Agreement"), between Syratech and THL Transaction I Corp., a Delaware corporation ("THL I") organized by Thomas H. Lee Company, and the transactions contemplated thereby, including the merger of THL I with and into Syratech (the "Merger"). Pursuant to the Merger, each share of Syratech Common Stock, $0.01 par value per share ("Syratech Common Stock") (other than (i) shares of Syratech Common Stock held by Syratech or any wholly-owned subsidiary thereof, which will be canceled and retired, (ii) 35,232 shares of Syratech Common Stock which will be contributed to the Company by Leonard Florence upon the Merger and which will then be canceled and retired and (iii) shares of Syratech Common Stock, the holders of which have duly perfected their appraisal rights), will be entitled, at the election of the holder thereof and subject to the terms described herein, either (a) to receive $32.00 in cash (except that Leonard Florence will be entitled to receive only $28.00 in cash) or (b) to retain one share of Syratech Common Stock. The right to retain Syratech Common Stock will be limited in the case of each stockholder to 34.75% of such stockholder's shares of Syratech Common Stock, other than (i) Leonard Florence who is required by the Merger Agreement to retain 528,472 shares of Syratech Common Stock and (ii) Faye A. Florence, Alan R. Kanter, Melvin L. Levine and E. Merle Randolph, who intend to retain an aggregate of 123,766 shares of Syratech Common Stock. In addition, because no more than an aggregate of 868,250 shares of Syratech Common Stock may be retained by existing Syratech stockholders (other than any person listed as an executive officer in Syratech's 1996 Proxy Statement (each a "Management Stockholder")), the right to retain shares of Syratech Common Stock may be subject to proration, as set forth in the Merger Agreement and described in the accompanying Proxy Statement/Prospectus. A copy of the Merger Agreement (including the principal exhibits thereto) is attached as ANNEX I to the accompanying Proxy Statement/Prospectus.


          2. To transact such other and further business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The affirmative vote of a majority of the outstanding shares of Syratech Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.


     The record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting, and any adjournments or postponements thereof, is March 5, 1997 (the "Record Date"). Only holders of record of shares of Syratech Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. A list of Syratech stockholders entitled to vote at the Special Meeting will be available for examination by any holder of Syratech Common Stock, for proper purposes, during normal business hours, at Syratech's corporate offices, 175 McClellan Highway, East Boston,

Massachusetts 02128, commencing two business days after the date of this Notice of Special Meeting and continuing through the date of the Special Meeting.

     Holders of Syratech Common Stock have a right to dissent from the Merger, and, if the Merger is consummated, to receive "fair value" for their shares in cash by complying with the provisions of Delaware law, including Section 262 of the Delaware General Corporation Law. The full text of Section 262 of the Delaware General Corporation Law relating to the rights of stockholders to dissent from the Merger is attached as ANNEX III to the accompanying Proxy Statement/Prospectus.

     YOUR VOTE IS VERY IMPORTANT REGARDLESS OF HOW MANY SHARES OF SYRATECH COMMON STOCK YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE. IF YOU ARE PRESENT AT THE SPECIAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, YOU MAY REVOKE YOUR PROXY AND VOTE PERSONALLY ON THE MATTERS PROPERLY BROUGHT BEFORE THE SPECIAL MEETING.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          LEONARD FLORENCE
                                          Chairman of the Board, President and
                                          Chief Executive Officer

March   , 1997

                            ------------------------

                  PLEASE SIGN AND DATE THE ENCLOSED PROXY AND
            RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE
                            ------------------------

             STOCKHOLDERS ELECTING TO RETAIN SYRATECH COMMON STOCK
              SHOULD RETURN THE ENCLOSED FORM OF NON-CASH ELECTION
                   TOGETHER WITH DULY ENDORSED SYRATECH STOCK
         CERTIFICATES AS INSTRUCTED IN THE PROXY STATEMENT/PROSPECTUS.

                              SYRATECH CORPORATION

                           PROXY STATEMENT/PROSPECTUS
                            ------------------------


     This Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") is being furnished to stockholders of Syratech Corporation, a Delaware corporation ("Syratech" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special Meeting of Stockholders of the Company, including any adjournments or postponements
thereof, scheduled to be held on April   , 1997 at 9:00 a.m., Eastern Standard
Time, at Syratech's Corporate Headquarters located at 175 McClellan Highway, East, Boston, Massachusetts 02128 (the "Special Meeting"). This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of THL Transaction I Corp., a Delaware corporation ("THL I") that has been organized by Thomas H. Lee Company, with and into the Company pursuant to the Restated Agreement and Plan of Merger, dated as of November 27, 1996, effective as of October 23, 1996, as amended on February 14, 1997 (the "Merger Agreement"), between THL I and the Company, and the transactions contemplated thereby.



     Pursuant to the Merger, each share of Syratech Common Stock, par value $0.01 per share ("Syratech Common Stock"), issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than (i) shares of Syratech Common Stock held by Syratech or any wholly owned subsidiary thereof, (ii) 35,232 shares of Syratech Common Stock which will be contributed to the Company by Leonard Florence upon the Merger and which will then be canceled and retired and (iii) shares of Syratech Common Stock, the holders of which shall have duly perfected their appraisal rights) will be entitled, at the election of the holder thereof and subject to the terms described herein, either
(a) to receive $32.00 in cash (except that Leonard Florence will be entitled to receive only $28.00 in cash) or (b) to retain one fully paid and nonassessable share of Syratech Common Stock. The right to retain Syratech Common Stock will be limited in the case of each stockholder to 34.75% of such stockholder's shares of Syratech Common Stock, other than (i) Leonard Florence who is required by the Merger Agreement to retain 528,472 shares of Syratech Common Stock and
(ii) Faye A. Florence, Alan R. Kanter, Melvin L. Levine and E. Merle Randolph, who intend to retain an aggregate of 123,766 shares of Syratech Common Stock. In addition, because no more than an aggregate of 868,250 shares of Syratech Common Stock may be retained by existing stockholders (other than any person listed as an executive officer in Syratech's 1996 Proxy Statement (each a "Management Stockholder")), the right to retain Syratech Common Stock may be subject to proration as set forth in the Merger Agreement and described in this Proxy Statement/Prospectus. See "THE MERGER -- Merger Consideration."


     This Proxy Statement/Prospectus also constitutes a prospectus of the Company with respect to the shares of Syratech Common Stock to be retained by stockholders in the Merger.

     The Merger requires the approval at the Special Meeting of the holders of not less than a majority of the shares of Syratech Common Stock entitled to vote thereon. Holders of Syratech Common Stock will be entitled to appraisal rights under Delaware law in connection with the Merger as described herein. See "DISSENTING STOCKHOLDERS' RIGHTS."


     At its meeting on October 22, 1996, the Board of Directors of Syratech (the "Board"), by unanimous vote of those present and voting (the three Directors present at the meeting who are also officers of the Company having abstained from voting), approved the Merger and determined, among other things, that the Merger Agreement and the transactions contemplated thereby, including the Merger, taken together, are advisable and in the best interests of Syratech and its stockholders and resolved to recommend that holders of Syratech Common Stock approve the Merger Agreement, including the Merger and the other transactions contemplated by the Merger Agreement. The changes embodied in the Restated Agreement and Plan of Merger and in the Amendment thereto dated as of February 14, 1997 were formally approved by the Board of Directors at a Special Meeting of the Board of Directors held on February 14, 1997.



     Syratech Common Stock is listed for trading on the New York Stock Exchange,
Inc. (the "NYSE") under the symbol "SYR." On March           , 1997, the last
reported sale price of Syratech Common Stock was $     per share. On October 22,
1996, the last trading day before public announcement of the execution of the Merger Agreement, the last sale price of Syratech Common Stock as reported on the NYSE was $26 1/4 per share. If the Merger is approved, the Company anticipates that it will seek to have Syratech Common Stock delisted from the NYSE. See "SPECIAL FACTORS/RISK FACTORS -- Delisting; Loss of Liquidity; Reporting Obligations."



     This Proxy Statement/Prospectus, the accompanying form of proxy (the "Proxy") and the other enclosed documents are first being mailed to stockholders
of the Company on or about March   , 1997.

                            ------------------------

  SEE "SPECIAL FACTORS/RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF SYRATECH COMMON STOCK IN
               CONNECTION WITH THEIR CONSIDERATION OF THE MERGER.
                            ------------------------

NEITHER THIS TRANSACTION NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED
 BY THE SECURITIES AND EXCHANGE COMMISSION. THE COMMISSION HAS NOT PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------


     The date of this Proxy Statement/Prospectus is March          , 1997.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................    2

FORWARD-LOOKING STATEMENTS............................................................    3

SUMMARY...............................................................................    4
  The Special Meeting.................................................................    4
  The Merger..........................................................................    6
  Selected Consolidated Historical Financial Data of Syratech Corporation.............   14
  Price of Syratech Common Stock......................................................   17

INTRODUCTION..........................................................................   18

SPECIAL FACTORS/RISK FACTORS..........................................................   18
  Purposes of the Merger, Structure...................................................   18
  Timing of the Transaction...........................................................   18
  Advantages of the Merger............................................................   19
  Disadvantages of the Merger.........................................................   19
  Effect on Affiliate.................................................................   21
  Federal Income Tax Consequences.....................................................   22
  Fairness of the Merger; Recommendation of the Board of Directors....................   23
  Opinion of Financial Advisor........................................................   25
  Non-Cash Election and Proration into Cash...........................................   30
  Forecasts; Limits of Reliability....................................................   30
  Competition.........................................................................   30
  Difficulty in Achieving Post-Merger Business Strategy...............................   30
  Dependence Upon Key Personnel.......................................................   31
  Uncertainty Associated with the Retail Industry.....................................   31
  Seasonality.........................................................................   31
  Dependence upon Foreign Sources of Supply...........................................   31
  Price and Availability of Raw Materials.............................................   32
  Environmental Regulation............................................................   32
  Importance of Trademarks, Copyrights and Patents....................................   32
  Labor Relations.....................................................................   32

THE COMPANY...........................................................................   34
  General.............................................................................   34
  Recent Acquisitions.................................................................   35
  Integration Strategy for Recent Acquisitions........................................   35
THE SPECIAL MEETING...................................................................   36
  Matters to Be Considered............................................................   36
  Required Votes......................................................................   37
  Voting and Revocation of Proxies....................................................   37
  Record Date; Stock Entitled to Vote; Quorum.........................................   37
  Solicitation of Proxies.............................................................   38

THE MERGER............................................................................   39
  Background of the Merger............................................................   39
  Recommendation of the Board; Reasons for the Merger.................................   45
  Opinion of Financial Advisor........................................................   46

                                                                                        PAGE
                                                                                        ----

  Certain Forecasts...................................................................   48
  Merger Consideration................................................................   49
  Non-Cash Election...................................................................   50
  Non-Cash Election Procedure.........................................................   50
  Effective Time......................................................................   50
  Conversion/Retention of Shares; Procedures for Exchange of Certificates.............   51
  Fractional Shares...................................................................   52
  Conduct of Business Pending the Merger..............................................   52
  Conditions to the Consummation of the Merger........................................   52
  Federal Income Tax Considerations...................................................   52
  Anticipated Accounting Treatment....................................................   54
  Effect on Stock and Employee Benefit Matters........................................   54
  Interests of Certain Persons in the Merger..........................................   55
  Employment Agreements...............................................................   55
  NYSE De-Listing.....................................................................   59
  Effect of the Merger on Rights of Holders of Syratech Common Stock..................   59
  Resale of Syratech Common Stock Following the Merger................................   59
  Merger Financings...................................................................   59
  Conversion of THL I Stock...........................................................   61

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.................................   62

NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
  (IN THOUSANDS, EXCEPT SHARE DATA)...................................................   64

NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS THE YEAR ENDED
  DECEMBER 31, 1996 (IN THOUSANDS, EXCEPT SHARE DATA).................................   67

DESCRIPTION OF SYRATECH CAPITAL STOCK.................................................   68
  General.............................................................................   68
  Syratech Common Stock...............................................................   68
  Syratech Common Stock Following the Merger..........................................   68
  Preferred Stock.....................................................................   68

CERTAIN PROVISIONS OF THE MERGER AGREEMENT............................................   69
  The Merger..........................................................................   69
  Representations and Warranties......................................................   70
  Certain Pre-Closing Covenants.......................................................   70
  No Solicitation of Alternative Transactions.........................................   72
  Certificate of Incorporation and By-laws............................................   72
  Board of Directors and Officers of the Company Following the Merger.................   72
  Stock and Employee Benefit Plans....................................................   73
  Access to Information and Confidentiality...........................................   73
  Best Efforts........................................................................   73
  Indemnification and Insurance.......................................................   73
  Conditions to the Consummation of the Merger........................................   73
  Termination.........................................................................   75
  Amendment and Waiver................................................................   75
  Expenses and Certain Required Payments..............................................   75

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........................   76


                                                                                        PAGE
                                                                                        ----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................   78

BUSINESS..............................................................................   85

REGULATORY APPROVALS..................................................................   95

THL I AND THOMAS H. LEE COMPANY.......................................................   96

DISSENTING STOCKHOLDERS' RIGHTS.......................................................   96

EXPERTS...............................................................................   97
  Financial Statements................................................................   97
  Legal Opinions......................................................................   98

OTHER INFORMATION AND STOCKHOLDER PROPOSALS...........................................   98

SYRATECH CORPORATION CONSOLIDATED FINANCIAL STATEMENTS................................  F-1
SCHEDULE I   Certain Information Regarding THL Transaction I Corp. and Thomas H. Lee
             Company

ANNEX I      Restated Agreement and Plan of Merger, as amended

ANNEX II     Opinion of Merrill Lynch & Co. dated October 23, 1996

ANNEX III    Excerpts from Delaware General Corporation Law Relating to
             Dissenters' Rights

                             AVAILABLE INFORMATION

     No person is authorized to give any information or to make any representations, other than as contained in this Proxy Statement/Prospectus, in connection with the Merger, and, if given or made, such information or representations may not be relied upon as having been authorized by Syratech, THL I or Thomas H. Lee Company. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities to which it relates in any jurisdiction in which, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company's Common Stock is listed on the NYSE, and reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Proxy Statement/Prospectus also constitutes a Prospectus of the Company filed as part of a Registration Statement on Form S-4 under the Securities Act of 1933, as amended. This Proxy Statement/Prospectus omits certain information contained in the Registration Statement and the Exhibits thereto. Reference is made to the Registration Statement and related exhibits for further information with respect to the Company and the retention of Syratech Common Stock. For the complete text of any document, the material provisions of which are described herein, reference is made in each instance to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

     A copy of each report and opinion referred to in this Proxy
Statement/Prospectus shall be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or his representative who has been so designated in writing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS RELATING TO THE COMPANY, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS SPECIFICALLY ARE INCORPORATED BY REFERENCE IN SUCH DOCUMENTS), ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM SYRATECH CORPORATION, 175 MCCLELLAN HIGHWAY EAST BOSTON, MASSACHUSETTS 02128-9114,
ATTENTION: FAYE A. FLORENCE, ESQ., VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL, TELEPHONE: (617) 561-2200. IN ORDER TO ENSURE TIMELY DELIVERY OF THE
DOCUMENTS REQUESTED, ANY SUCH REQUEST SHOULD BE MADE BY           , 1997.

     The following documents previously filed by the Company (File No. 1-12624) with the Commission are incorporated in this Proxy Statement/Prospectus by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

          (2) The Company's Proxy Statement, dated April 8, 1996 which was mailed to the Company's stockholders in connection with the Annual Meeting of Stockholders held on May 9, 1996.

          (3) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

          (4) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

          (5) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

          (6) The description of Syratech Common Stock set forth in the Company's Registration Statement on Form 8-A, filed on October 5, 1993, as amended.


          (7) The Company's Current Report on Form 8-K dated February 29, 1996, as amended by the Current Report on Form 8-K/A dated February 27, 1997 (which supersedes a current Report on Form 8-K/A dated April 29, 1996); Current Report on Form 8-K dated April 17, 1996, as amended by the Current Report on Form 8-K/A dated August 26, 1996; Current Report on Form 8-K dated May 1, 1996; Current Report on Form 8-K dated July 11, 1996; Current Report on Form 8-K dated September 17, 1996; Current Report on Form 8-K dated October 25, 1996; and Current Report on Form 8-K dated November 12, 1996.


     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Proxy Statement/Prospectus.

                           FORWARD-LOOKING STATEMENTS

     Except for the historical information contained or incorporated by reference in this Proxy Statement/Prospectus, the matters discussed or incorporated by reference herein are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth under "Special Factors/Risk Factors" as well as the following: general economic and business conditions; industry capacity; industry trends; overseas expansion; the loss of major customers; changes in demand for the Company's products; the timing of orders received from customers; cost and availability of raw materials; dependence on foreign sources of supply; changes in business strategy or development plans; availability and quality of management; availability, terms and deployment of capital; and the seasonal nature of the business. SPECIAL ATTENTION SHOULD BE PAID TO SUCH FORWARD-LOOKING STATEMENTS INCLUDING, BUT NOT LIMITED TO, STATEMENTS RELATING TO (I) THE COMPANY'S ABILITY TO EXECUTE ITS GROWTH STRATEGIES AND TO REALIZE ITS GROWTH OBJECTIVES, (II) THE COMPANY'S PLANNED EXPANSION OF ITS PRODUCT OFFERINGS, (III) THE COMPANY'S ABILITY TO OBTAIN SUFFICIENT RESOURCES TO FINANCE ITS WORKING CAPITAL AND CAPITAL EXPENDITURE NEEDS AND PROVIDE FOR ITS KNOWN OBLIGATIONS, AND (IV) THE CONTINUATION OF, AND THE COMPANY'S ABILITY TO BENEFIT FROM, THE VENDOR CONSOLIDATION TREND IN THE RETAIL INDUSTRY DESCRIBED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

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                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the ANNEXES hereto. Stockholders of the Company are urged to read this Proxy Statement/Prospectus and the ANNEXES hereto in their entirety.

     FOR A DISCUSSION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF SYRATECH COMMON STOCK IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER, INCLUDING CERTAIN RISKS RELATED TO CONTINUING TO HOLD SYRATECH COMMON STOCK, SEE "SPECIAL FACTORS/RISK FACTORS."

THE SPECIAL MEETING

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Time and Place; Record Date...   A Special Meeting of the Stockholders of
                                 Syratech will be held on April   , 1997, at
                                 9:00 a.m. Eastern Standard Time at Syratech's Corporate Headquarters, 175 McClellan Highway, East Boston, Massachusetts 02128. Stockholders of record at the close of business on March 5, 1997 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. The date of the mailing of this Proxy Statement/Prospectus to stockholders of the
                                 Company will be on or about March   , 1997. At
                                 the close of business on the Record Date, there were outstanding and entitled to vote 8,699,231 shares of Syratech Common Stock.



Matters to be Considered......   The purpose of the Special Meeting is to vote
                                 upon a proposal to approve and adopt the Merger
                                 Agreement and the transactions contemplated thereby, including the Merger, pursuant to which (a) THL I will merge with and into Syratech, (b) the stockholders of Syratech will receive the consideration described below in the Summary under "THE MERGER -- Effect of the
                                 Merger" and (c) the stock of THL I, all of which will be owned immediately prior to the Effective Time by affiliates of Thomas H. Lee
                                 Company ("Lee Affiliates"), will be converted into 3,131,780 shares of Syratech Common Stock less the number of shares (not to exceed
                                 781,250) of Syratech Common Stock retained by existing stockholders (other than shares retained by Management Stockholders). After the Effective Time, there will be no fewer than 3,784,018, and no more than 3,871,018 shares of Syratech Common Stock issued and outstanding
                                 (including 528,472 shares to be retained by Mr.
                                 Florence, 123,766 shares to be retained by Management Stockholders other than Leonard
                                 Florence and up to an aggregate of 868,250 shares of Syratech Common Stock retained by existing stockholders (other than Management
                                 Stockholders)); and, if the warrants to be issued to lenders in connection with the financing of the transactions contemplated by the Merger Agreement (the "Warrants") are exercised in full after the Merger, there will be no fewer than 4,025,551, and no more than 4,112,551 shares of Syratech Common Stock issued and outstanding.


Required Votes................   Approval of the Merger Agreement requires the
                                 affirmative vote of stockholders holding a majority of the shares of Syratech Common Stock entitled to vote thereon. All of the directors and officers of the Company holding Syratech
                                 Common Stock have indicated that

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                                        4
                                 they intend to vote their shares of Syratech
                                 Common Stock in favor of the resolution to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. See "THE SPECIAL
                                 MEETING -- Required Votes" and "THE
                                 MERGER -- Interests of Certain Persons in the Merger."


Risks of the Transaction......   The transaction entails certain special risks
                                 to the stockholders who elect to retain
                                 Syratech Common Stock in the Merger, in
                                 addition to those risks (described under "Special Factors/Risk Factors") that are inherent in Syratech's business. The special risks include (i) the fact that at least 60.7% and up to 82.8% of the outstanding shares of Syratech Common Stock will be held by Lee
                                 Affiliates, including Thomas H. Lee Equity Fund
                                 III LP (the "Fund"), which will own at least
                                 50% and thereby control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of the holders of Syratech Common Stock, (ii) termination of the listing of Syratech Common Stock on the NYSE, with the expectation that such delisting, coupled with concentration of power in affiliates of Thomas H. Lee Company and the Management Stockholders, can be expected to result in a substantial decrease in the liquidity of Syratech Common Stock and (iii) the substantial increase in the consolidated indebtedness of the Company and its subsidiaries with the result that following the Merger stockholders' equity will decline from its present level to $4.048 million on a pro forma basis at December 31, 1996 and negatively impact Syratech's earnings due to substantially increased interest costs (with the further possibility that the equity and income impairments could adversely affect Syratech's ability to achieve its business strategies and prospects). See "SPECIAL FACTORS/RISK FACTORS
                                 -- Disadvantages of the Merger -- Control by
                                 Affiliates of the Thomas H. Lee Company,
                                 Delisting; Reporting Obligations," "--
                                 Substantial Leverage; Stockholders' Deficit;
                                 Liquidity," "-- Dilution in Equity
                                 Participation of Existing Syratech
                                 Stockholders."



                                 Also note that incident to the Merger the employment agreement of Leonard Florence will be modified to provide that his guaranteed annual compensation will be no less than his total compensation in 1996, which will affect the retirement and survivor's benefits payable to Mr. Florence and his wife, respectively. Also, three other executive officers (two of whom are Directors of the Company) have received or will receive, pursuant to agreements between Mr. Florence, the Company, THL I and each of the executive officers (i) compensatory stock grants (ii) and cash payments equal to Syratech's tax benefits from the grants. Moreover, certain Management Stockholders hold options to purchase Syratech Common Stock that will vest on the Merger. The aggregate number of shares subject to such options is 41,000, and the aggregate amount that will be payable by Syratech as a result of the vesting and cash-out of such options will be $674,270. See "THE MERGER -- Interests of Certain Persons in the Merger."

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Voting of Proxies.............   Shares of Syratech Common Stock represented by
                                 a properly executed Proxy received in time for the Special Meeting will be voted in the manner specified in the Proxy. Proxies that do not contain any instruction to vote for or against or to abstain from voting on a particular matter will be voted in favor of such matter. See "THE SPECIAL MEETING -- Required Vote." It is not expected that any matter other than the proposal to approve and adopt the Merger Agreement will be brought before the stockholders at the Special Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their best judgment with respect to such matters.

Adjournments; Revocability
  of Proxies..................   If the Special Meeting is adjourned, for
                                 whatever reason, the approval of the Merger
                                 Agreement shall be considered and voted upon by stockholders at the subsequent, reconvened meeting, if any. You may revoke your Proxy at any time prior to its exercise by (i) attending the Special Meeting and voting in person
                                 (although attendance at the Special Meeting will not in and of itself constitute revocation of a Proxy), (ii) giving notice of revocation of your Proxy at the Special Meeting, or (iii) delivering (a) a written notice of revocation of your Proxy, or (b) a duly executed Proxy relating to the matters to be considered at the Special Meeting, bearing a date later than the Proxy previously executed, to the Secretary of Syratech, 175 McClellan Highway, East Boston,
                                 Massachusetts 02128-9114. Unless revoked in one of the manners set forth above, Proxies in the form enclosed will be voted at the Special
                                 Meeting in accordance with your instructions.


Solicitation of Proxies.......   The cost of soliciting Proxies will be borne by
                                 the Company. The Company may solicit Proxies and the Company's directors, officers and employees may also solicit Proxies by telephone, telegram or personal interview.
                                 These persons will receive no additional compensation for their services. Arrangements will be made to furnish copies of Proxy materials to fiduciaries, custodians and brokerage houses for forwarding to beneficial owners of Syratech Common Stock. Such persons will be reimbursed for their reasonable out-of-pocket expenses. MORROW & CO., INC. WILL ASSIST
                                 IN THE SOLICITATION OF PROXIES BY THE COMPANY
                                 FOR A FEE OF $4,000.00, PLUS REASONABLE
                                 OUT-OF-POCKET EXPENSES. HOLDERS OF SYRATECH
                                 COMMON STOCK SHOULD NOT SEND STOCK CERTIFICATES
                                 WITH THEIR PROXY CARDS. SEE "THE
                                 MERGER -- NON-CASH ELECTION" FOR INSTRUCTIONS
                                 FOR STOCKHOLDERS ELECTING TO RETAIN SHARES.



Security Ownership of
Management....................   As of January 31, 1997, directors and executive
                                 officers of the Company and their affiliates were beneficial owners of an aggregate of 3,541,370 shares of Syratech Common Stock
                                 (approximately 40.7% of the outstanding
                                 shares).


THE MERGER

Effect of the Merger..........   At the Effective Time, THL I will be merged
                                 with and into Syratech and Syratech will continue as the surviving corporation in

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                                        6
                                 the Merger. Subject to certain provisions as described herein with respect to shares owned by Syratech or any wholly owned subsidiary of Syratech, and with respect to Dissenting Shares (as defined under "Dissenting Stockholders' Rights" below), (i) each issued and outstanding share of Syratech Common Stock (other than Electing Shares (as defined below)) will be entitled to receive in cash from Syratech following the Merger an amount equal to $32.00 (except that Leonard Florence will be entitled to receive only $28.00 in cash) (the "Cash Price") and (ii) subject to the limitations hereinafter set forth, each issued and outstanding share of Syratech Common Stock with respect to which an election to retain Syratech Common Stock has been made and not withdrawn in accordance with the Merger Agreement (an "Electing Share") will be entitled to retain one fully paid and nonassessable share of Syratech Common Stock (a "Non-Cash Election Share"). Each stockholder of Syratech (other than Leonard Florence and the other Management Stockholders identified above) shall receive the Cash Price with respect to all of the stockholder's shares of Syratech Common Stock, unless such holder makes an election (a "Non-Cash Election") to take a portion of the consideration to be received by such holder in Non-Cash Election Shares. Stockholders may make a Non-Cash Election to take up to 34.75% of such consideration in Non-Cash Election Shares; provided, that the aggregate number of shares of Syratech Common Stock to be retained at the Effective Time by stockholders (other than Management Stockholders, whose Non-Cash Election Shares will not be counted toward the Non-Cash Election Number, as defined below) shall not exceed 868,250 (the "Non-Cash Election Number"). The Merger Agreement permits stockholders (other than Management Stockholders) to retain up to an aggregate of 868,250 shares of Syratech Common Stock and contemplates that the remaining issued and outstanding shares of Syratech Common Stock (other than shares of Syratech Common Stock held by Management Stockholders) will be converted into cash, as described above. In addition, the Merger Agreement requires Leonard Florence to retain 528,472 shares, and receive cash at $28 per share for all other shares he owns other than 35,232 shares of Syratech Common Stock which he will contribute to the Company upon the Merger and which will then be cancelled and retired. Management Stockholders identified above other than Leonard Florence intend to retain an aggregate of 123,766 shares of Syratech Common Stock. Because no more than 868,250 shares may be retained by stockholders (other than Management Stockholders) in the Merger, stockholders who elect to retain shares may, due to proration, be required to retain fewer shares of Syratech Common Stock than is specified in their election. SEE "THE
                                 MERGER -- Merger Consideration." Because the total number of issued and outstanding shares of Syratech Common Stock will decrease from approximately 8,699,231 to 3,871,018 (if the existing stockholders retain the maximum number of outstanding shares permitted by the Merger Agreement), the maximum number of outstanding shares of Syratech Common Stock to be retained by existing stockholders (other than Management Stock-

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                                 holders) in the Merger (868,250 shares) will
                                 represent approximately 22.4% of the shares outstanding immediately after the Merger, and the maximum number of shares to be owned by THL I (3,131,780 shares) will represent approximately 82.8% of the shares outstanding immediately after the Merger if no stockholders make a Non-Cash Election. If the Warrants are exercised in full pursuant to their terms, the percentages specified herein will decline to 21.1% and 76.0%, respectively.



Recommendation of the Board of
  Directors...................   At its October 22, 1996 meeting, the Board of
                                 Directors of the Company, with all but two members in attendance, by unanimous vote of those members attending and voting (the three
                                 Directors present who are also officers of the Company having abstained) (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, taken together, are advisable and in the best interests of the Company and its stockholders, and (ii) subject to the Board's fiduciary duties, resolved to recommend that the holders of Syratech Common Stock approve the Merger
                                 Agreement and the transactions contemplated thereby, including the Merger. The changes embodied in the Restated Agreement and Plan of Merger and in the Amendment thereto dated as of February 14, 1997 were formally approved by Syratech's Board of Directors at a special meeting held on February 14, 1997. See "SPECIAL
                                 FACTORS/RISK FACTORS -- Fairness of the Merger;
                                 Recommendation of the Board of Directors" and "THE MERGER -- Background of the Merger" and
                                 "-- Reasons for the Merger; Recommendation of the Board of Directors."


Opinion of Financial
Advisor.......................   On October 22, 1996, Merrill Lynch, Pierce,
                                 Fenner & Smith Incorporated ("Merrill Lynch")
                                 delivered its verbal opinion, which was
                                 confirmed in writing on October 23, 1996, to
                                 Syratech's Board of Directors to the effect
                                 that, as of such date, the cash consideration
                                 to be received in the Merger by the holders of
                                 Syratech Common Stock (other than with respect
                                 to shares held by Leonard Florence, shares to
                                 be cancelled pursuant to the Merger Agreement
                                 and Dissenting Shares) is fair to such
                                 stockholders from a financial point of view. In
                                 arriving at its opinion, Merrill Lynch, among
                                 other things, reviewed certain information and
                                 conducted certain analyses with respect to
                                 Syratech Common Stock and the Merger. For
                                 information on the assumptions made, matters
                                 considered, limits of the review by Merrill
                                 Lynch and the relationships between Merrill
                                 Lynch and THL I, see "SPECIAL FACTORS/RISK
                                 FACTORS -- Opinion of Financial Advisor" and
                                 "THE MERGER -- Opinion of Financial Advisor."
                                 Holders of Syratech Common Stock are urged to
                                 read in its entirety the opinion of Merrill
                                 Lynch, dated October 23, 1996, a copy of which
                                 appears as Annex II to this Proxy
                                 Statement/Prospectus. The opinion of Merrill
                                 Lynch was limited to the cash consideration
                                 only and was silent as to the non-cash portion
                                 that stockholders may elect; and no
                                 determination of fairness was made by Merrill
                                 Lynch as to the Non-Cash Election feature.
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                                       8


Non-Cash Election.............   Subject to proration as described below, record
                                 holders of shares of Syratech Common Stock
                                 (other than Management Stockholders) will be
                                 entitled to make an unconditional Non-Cash
                                 Election, on or prior to the Election Date (as
                                 defined below), to retain Non-Cash Election
                                 Shares for up to 34.75% of their present
                                 holdings of Syratech Common Stock. If the
                                 number of Electing Shares of all stockholders
                                 (other than Management Stockholders) exceeds
                                 the 868,250, then (i) the number of such
                                 Electing Shares covered by each Non-Cash
                                 Election will be determined by multiplying the
                                 total number of such Electing Shares covered by
                                 such Non-Cash Election by a proration factor
                                 determined by dividing the 868,250 by the total
                                 number of such Electing Shares and (ii) such
                                 number of Electing Shares will be so retained.
                                 All Electing Shares of stockholders (other than
                                 Management Stockholders), other than those
                                 shares retained as described in the immediately
                                 preceding sentence, will be converted into the
                                 right to receive cash as if such shares were
                                 not Electing Shares. See also "THE MERGER --
                                 Federal Income Tax Consequences -- Stockholders
                                 Receiving Cash" for a discussion of the tax
                                 consequences of receiving cash.



Non-Cash Election Procedure...   Holders of Syratech Common Stock electing to
                                 retain Non-Cash Election Shares must properly
                                 complete and sign the Non-Cash Election Form
                                 (the "Form of Election") accompanying this
                                 Proxy Statement/Prospectus, and such Form of
                                 Election, together with all of such Holder's
                                 certificates representing shares of Syratech
                                 Common Stock duly endorsed in blank or
                                 otherwise in form acceptable for transfer on
                                 the books of the Company (or by appropriate
                                 guarantee of delivery, as set forth in such
                                 Form of Election), must be received by State
                                 Street Bank and Trust Company (the "Exchange
                                 Agent") at one of the addresses listed on the
                                 Form of Election by 5:00 p.m., Eastern Standard
                                 Time, on the business day next preceding the
                                 date of the Special Meeting (the "Election
                                 Date") and must not be withdrawn. See "THE
                                 MERGER -- Non-Cash Election Procedure."


Fractional Shares.............   Fractional shares of Syratech Common Stock will
                                 not be issued in the Merger. Holders of
                                 Syratech's Common Stock otherwise entitled to a
                                 fractional share of Syratech's Common Stock
                                 following the Merger will be paid cash in lieu
                                 of such fractional share determined and paid as
                                 described in "THE MERGER -- Fractional Shares."

Conditions to the Merger......   The obligations of Syratech and THL I to
                                 consummate the Merger are subject to various
                                 conditions, including, without limitation, the
                                 approval of the Merger Agreement and the
                                 transactions contemplated thereby by the
                                 holders of the requisite number of shares of
                                 Syratech Common Stock, the termination or
                                 expiration of the relevant waiting period under
                                 the Hart-Scott-Rodino Antitrust Improvements
                                 Act of 1976, as amended (the "HSR Act") (which
                                 has occurred), the effectiveness of the
                                 Company's registration statement on Form S-4,
                                 and the absence of any injunction or other
                                 legal restraint or prohibition preventing the
                                 consummation of the Merger. See "REGULATORY
                                 APPROVALS."

                                 THL I's obligations to effect the Merger are further subject to the continuing truth of the Company's representations made in the

                                        9
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                                 Merger Agreement, performance of material
                                 obligations of the Company under the Merger
                                 Agreement, the absence of pending or threatened
                                 material litigation intended to prevent the
                                 Merger, the satisfaction of certain
                                 environmental matters and the receipt of
                                 financing proceeds, on terms set forth in
                                 commitment letters attached to the Merger
                                 Agreement or such other terms as the Company
                                 and THL I reasonably agree and are not
                                 materially more onerous, in an amount
                                 sufficient to consummate the transactions
                                 contemplated by the Merger, including an amount
                                 sufficient to (i) pay the Cash Election Price,
                                 (ii) refinance Syratech's outstanding
                                 indebtedness, (iii) pay transaction fees
                                 associated with the Merger and (iv) provide for
                                 the Company's working capital needs following
                                 the Merger. If the Merger had been consummated
                                 as of December 31, 1996, financing proceeds,
                                 capital from THL I obtained by it from an
                                 equity contribution by its stockholders and
                                 existing cash on the Company's balance sheet,
                                 together aggregating approximately $301.2
                                 million, would have been required to consummate
                                 such transactions. The equity contribution to
                                 be made to THL I will constitute approximately
                                 (i) $100.2 million in Common Stock (less the
                                 value of the shares (not to exceed 781,250)
                                 retained by stockholders other than Management
                                 Stockholders) and (ii) up to $18.0 million of
                                 cumulative preferred stock (the "Cumulative
                                 Redeemable Preferred Stock") of such $301.2
                                 million. See "THE MERGER -- Merger Financing."
                                 The Company's obligations to effect the Merger
                                 are further subject to the continuing truth of
                                 THL I's representations made in the Merger
                                 Agreement, performance of all material
                                 obligations of THL I under the Merger Agreement
                                 and the absence of litigation intended to
                                 prevent the Merger. See "CERTAIN PROVISIONS OF
                                 THE MERGER AGREEMENT -- Conditions to the
                                 Consummation of the Merger" and "REGULATORY
                                 APPROVALS." See "CERTAIN PROVISIONS OF THE
                                 MERGER AGREEMENT -- Expenses and Certain
                                 Required Payments."


Regulatory Approvals..........   On November 25, 1996, the Federal Trade
                                 Commission and the Antitrust Division granted
                                 early termination of the waiting period under
                                 the HSR Act with respect to the Merger. See
                                 "REGULATORY APPROVALS."


Merger Financing..............   Syratech is expected to enter into debt
                                 financing arrangements aggregating
                                 approximately $285 million, which will consist
                                 of both debt securities (the "Debt Securities")
                                 and a senior revolving credit facility (the
                                 "Revolving Credit Facility"). It is anticipated
                                 that the full proceeds of the Debt Securities
                                 and the Cumulative Preferred Stock and a
                                 portion of the proceeds available pursuant to
                                 the Revolving Credit Facility would be used to
                                 finance the conversion into cash of the shares
                                 of Syratech Common Stock currently outstanding
                                 which are not retained by existing
                                 stockholders, and to refinance Syratech's
                                 outstanding indebtedness. In addition, the
                                 Revolving Credit Facility would be used to
                                 provide for Syratech's working capital
                                 requirements at the time of the Merger. On
                                 February 14, 1997, THL I received commitment
                                 letters to provide such financing. See "THE
                                 MERGER -- Merger Financing."

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                                       10

--------------------------------------------------------------------------------

Certain Federal Income Tax
  Consequences................   The receipt of cash by a stockholder pursuant
                                 to the Merger will be treated as a sale of
                                 stock generating capital gain equal to the cash
                                 received less the stockholder's basis in the
                                 stock sold. Syratech may, in certain
                                 circumstances, be required to withhold tax from
                                 cash paid to stockholders. See "THE
                                 MERGER -- Federal Income Tax Consequences."


Treatment of Company
  Stock Options...............   At the Effective Time (x) each Company Stock
                                 Option granted under the 1986 and 1993 Stock
                                 Plans (as defined under "THE MERGER -- Effect
                                 on Stock and Employee Benefit Matters")
                                 outstanding immediately prior to the Effective
                                 Time will vest as a consequence of the Merger
                                 and will be canceled in exchange for a payment
                                 from the Company after the Merger (subject to
                                 any applicable withholding taxes) equal to the
                                 product of (1) the total number of shares of
                                 Syratech Common Stock subject to such Company
                                 Stock Option and (2) the excess of $32 over the
                                 exercise price per share of Syratech Common
                                 Stock subject to such Company Stock Option,
                                 payable in cash immediately following the
                                 Effective Time, and (y) each unexercised and
                                 outstanding Company Stock Option granted under
                                 the 1995 Stock Plan (as defined under "THE
                                 MERGER -- Effect on Stock and Employee Benefit
                                 Matters") shall be terminated and canceled
                                 without consideration, unless the holder of
                                 such Company Stock Option consents in writing
                                 to the amendment of such Company Stock Option
                                 to provide the holder thereof with the right to
                                 receive upon exercise of the Company Stock
                                 Option, a conditional deferred payment from the
                                 Company (subject to any applicable withholding
                                 taxes) equal to the product of (1) the total
                                 number of shares of Syratech Common Stock
                                 subject to such Company Stock Option and (2)
                                 the excess, if any, of $32 over the exercise
                                 price per share of Syratech Common Stock
                                 subject to such Company Stock Option, payable
                                 in equal installments on each remaining vesting
                                 date of such Company Stock Option, subject to
                                 the continued employment with the Company of
                                 the holder of such Company Stock Option on such
                                 vesting dates. The Stock Plans will terminate
                                 as of the Effective Time, and following the
                                 Effective Time no holder of a Company Stock
                                 Option or participant in any Stock Plan will
                                 have any right thereunder to acquire equity
                                 securities of the Company following the Merger.


Interests of Certain Persons
in the Merger.................   Certain directors and officers of the Company
                                 have interests, described herein, that may
                                 present them with potential conflicts of
                                 interest in connection with the Merger. The
                                 Board of Directors is aware of the conflicts
                                 and considered them in addition to the other
                                 matters described or referred to under "SPECIAL
                                 FACTORS/RISK FACTORS -- Fairness of the Merger;
                                 Recommendation of the Board of Directors" and
                                 under "THE MERGER -- Reasons for the Merger;
                                 Recommendation of the Board of Directors."
                                 Leonard Florence will be required to contribute
                                 35,232 shares of his Syratech Common Stock to
                                 the Company and is required to retain 528,472
                                 of his shares of Syratech Common


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 Stock which will not be subject to proration;
                                 such shares will constitute approximately 14% of the shares of Syratech Common Stock outstanding immediately after the Merger. The other Management Stockholders will not be subject to proration with respect to the shares that they elect to retain. Four executive officers of the Company, Leonard Florence, Melvin L. Levine, Alan R. Kanter and E. Merle
                                 Randolph, are parties to Employment Agreements, and Faye A. Florence, also an executive officer, has a Retirement Benefit Agreement, each of which provides (among other things in the Employment Agreements) for the payment of retirement benefits to such person at the later of age 65 or termination of his or her employment equal to a multiple of a percentage of his or her average annual compensation for the three fiscal years ended immediately prior to termination of his or her employment. At the Effective Time, the Employment Agreement with
                                 Leonard Florence will be amended so as to (i) change his term of full-time employment from a rolling five-year term to a fixed five-year term, (ii) provide for a minimum base salary of $1,150,000 per annum, (iii) establish
                                 $1,150,000 as the minimum amount upon which his retirement benefit (and the survivor's benefit of his surviving spouse) will be computed and
                                 (iv) create contractual rights with respect to certain perquisites that he is accorded informally under his present arrangements with the Company. Additionally, at the Effective
                                 Time, the Employment Agreement with Melvin L.
                                 Levine will be amended to change his term of full-time employment from a rolling five-year term to a fixed five-year term. In addition, Thomas H. Lee Company and its affiliates will receive certain fees. See "SUMMARY -- Risks of the Transaction" and "THE MERGER -- Interests of Certain Persons in the Merger."


Termination of the Merger
  Agreement...................   The Merger Agreement may be terminated at any
                                 time prior to the Effective Time: (i) by mutual
                                 consent of THL I and Syratech; (ii) by either
                                 THL I or Syratech (a) if a court or other
                                 governmental entity shall have issued a final
                                 and nonappealable order, decree or ruling or
                                 taken any other final and nonappealable action
                                 permanently enjoining or otherwise prohibiting
                                 the Merger; or (b) if the Merger shall not have
                                 been consummated on or before April 30, 1997
                                 (other than due to the failure of the party
                                 seeking to terminate the Merger Agreement to
                                 perform its obligations under the Merger
                                 Agreement at or prior to the Effective Time);
                                 or (iii) by THL I or Syratech in certain other
                                 situations, including in connection with an
                                 alternative transaction. Under certain
                                 circumstances related to a third party
                                 transaction, termination of the Merger
                                 Agreement prior to the Effective Time will
                                 result in the payment of a fee and expenses
                                 aggregating $9 million from the Company to THL
                                 I. See "CERTAIN PROVISIONS OF THE MERGER
                                 AGREEMENT -- Termination" and "-- Expenses and
                                 Certain Required Payments."

THL I.........................   THL I, a Delaware corporation, was organized by
                                 Thomas H. Lee Company in connection with the
                                 Merger and has not carried on any activities to
                                 date other than those incident to its formation
                                 and the transactions contemplated by the Merger
                                 Agreement. The

--------------------------------------------------------------------------------
                                 principal offices of THL I are located at c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109; telephone number (617) 227-1050.


Conversion of THL I Stock.....   As a result of the Merger, THL I will make an
                                 equity contribution of approximately $100.2 million of Common Stock less the value of the shares (not to exceed 781,250) retained by stockholders (other than Management
                                 Stockholders) and up to $18.0 million of Cumulative Redeemable Preferred Stock. The Fund and the Lee Affiliates will receive an aggregate of 3,131,780 shares of Syratech
                                 Common Stock, less the number of shares (not exceeding 781,250) of Syratech Common Stock retained by stockholders (other than shares retained by Management Stockholders) and up to 18,000 shares of Cumulative Redeemable
                                 Preferred Stock. These shares of Syratech
                                 Common Stock will represent approximately 82.8% of the shares of Syratech Common Stock outstanding immediately after the Merger if no stockholders make a Non-Cash Election, and these shares of Cumulative Redeemable Preferred
                                 Stock will represent 100% of the shares of Cumulative Redeemable Preferred Stock outstanding.


Dissenting Stockholders'
Appraisal Rights..............   Under Section 262 of the Delaware General
                                 Corporation Law (the "DGCL"), a stockholder of the Company may dissent from the Merger, demand appraisal of, and obtain payment for, the fair value of such holder's shares of Syratech
                                 Common Stock. In order to dissent, (i) the dissenting stockholder must deliver to the Company, prior to the vote being taken on the Merger at the Special Meeting, written notice of such holder's intent to demand payment for such holder's shares of Syratech Common Stock if the Merger is effected and (ii) the dissenting stockholder must not vote in favor of the Merger. See "DISSENTING STOCKHOLDERS'
                                 RIGHTS" and ANNEX III.

Selected Financial Data.......   Set forth on the following pages are certain
                                 selected historical and pro forma financial and other data relating to Syratech and the Merger.
                                 The selected historical data should be read in conjunction with Syratech's historical financial statements, including the notes thereto, incorporated by reference in this Proxy Statement/Prospectus. The selected pro forma financial data should be read in conjunction with the Pro Forma Consolidated
                                 Financial Statements, including the notes thereto, appearing elsewhere in this Proxy
                                 Statement/Prospectus.

--------------------------------------------------------------------------------
                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                            OF SYRATECH CORPORATION


     The following selected consolidated financial information as of December 31, 1992 through 1996 and for each of the years in the five-year period ended December 31, 1996 has been derived from the consolidated financial statements of the Company. The consolidated balance sheets of the Company as of December 31, 1995 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, together with the notes thereto and the related report of Deloitte & Touche LLP, independent auditors, are included elsewhere herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Proxy Statement/Prospectus.



                                                                             YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------------
                                                               1992        1993        1994        1995        1996
                                                             --------    --------    --------    --------    --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1):
Net sales.................................................   $103,735    $122,682    $147,291    $169,520    $270,931
Cost of sales.............................................     70,361      84,643     104,600     119,836     194,113
                                                             --------    --------    --------    --------    --------
Gross profit..............................................     33,374      38,039      42,691      49,684      76,818
Selling, general and administrative expenses..............     24,364      27,727      31,613      34,239      57,664
Other operating income....................................                                                      3,948(2)
                                                             --------    --------    --------    --------    --------
Income from operations....................................      9,010      10,312      11,078      15,445      23,102
Interest expense..........................................     (2,757)       (948)       (559)       (287)    (3,150)
Interest income...........................................         23          82          98       4,881         771
Other income..............................................                                                     11,900(3)
                                                             --------    --------    --------    --------    --------
Income before income taxes................................      6,276       9,446      10,617      20,039      32,623
Provision for income taxes................................      1,657       2,390       2,758       6,863      12,234
                                                             --------    --------    --------    --------    --------
Income from continuing operations.........................      4,619       7,056       7,859      13,176      20,389
Discontinued operations:
  Income from discontinued operations, net of income
    taxes.................................................     10,284      10,838      12,068       2,572
  Gain on sale of Syroco, Inc., net of income
    taxes.................................................                                         30,451
                                                             --------    --------    --------    --------    --------
Net income................................................   $ 14,903    $ 17,894    $ 19,927    $ 46,199    $ 20,389
                                                             ========    ========    ========    ========    ========
Earnings Per Share:
  Continuing operations...................................   $    .55    $    .60    $    .67    $   1.12    $   2.32
  Discontinued operations.................................       1.10         .92        1.02        2.79
                                                             --------    --------    --------    --------    --------
  Net income..............................................   $   1.65    $   1.52    $   1.69    $   3.91    $   2.32
                                                             ========    ========    ========    ========    ========
Weighted average common shares and common share
  equivalents outstanding.................................      9,312      11,768      11,809      11,803       8,799
                                                             ========    ========    ========    ========    ========



                                                                             YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------------
                                                               1992        1993        1994        1995        1996
                                                             --------    --------    --------    --------    --------
OTHER FINANCIAL DATA:
EBITDA(4).................................................   $ 11,824    $ 13,363    $ 14,348    $ 18,698    $ 24,357
Adjusted EBITDA(5)........................................         --          --          --          --      30,528
Depreciation and amortization.............................      2,814       3,051       3,270       3,253       4,767
Ratio of earnings to fixed charges(6).....................        2.9x        7.4x       10.2x       23.4x        7.7x


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                                  DECEMBER 31,
                                                        -----------------------------------------------------------------
                                                          1992         1993         1994         1995           1996
                                                        --------     --------     --------     --------     -------------
BALANCE SHEET DATA:
Working capital.....................................    $ 87,458     $105,115     $125,136     $122,050       $ 119,918
Total assets........................................     141,294      152,060      190,684      220,566         227,254
Total debt(7).......................................       6,446        5,060       15,379       51,735(8)        6,636
Stockholders' equity................................     112,381      131,005      152,100      146,596         170,248
Book value per share................................       10.55        11.25        13.01        16.91           19.58


---------------
(1) The income statement has been restated to reflect Syroco, Inc. as a discontinued operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Transactions."


(2) Consists of income from the sale of Farberware inventory and other operating income, net of certain selling, general and administrative expenses.


(3) Consists of nonrecurring pre-tax income related to licensing the Farberware name on cookware and bakeware.


(4) "EBITDA" is defined herein as income before income taxes, plus depreciation and amortization expense and interest expense less other income related to the sale of Farberware inventory, plus Farberware licensing income of $436 in 1996 less the non-recurring pre-tax income related to licensing the Farberware name on cookware and bakeware. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.



(5) "Adjusted EBITDA" is defined herein as EBITDA adjusted for certain items of expense which are not expected to be continuing costs to the Company. These items consist of Rauch salaries and related benefits of $623, Silvestri expenses of $712, including showroom, warehouse and freight expenses, compensation expense of $3,953 related to the transfer of shares to three executive officers and pension expense of $883.



(6) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of an interest factor.



(7) Consists of long-term debt, notes payable and current maturities of long-term debt.



(8) Reflects temporary borrowings of $51,735 made on December 29, 1995 in connection with the purchase by the Company for retirement of 3,065 shares of Common Stock owned by affiliates of Katy Industries, Inc. (the "Katy Stock Repurchase"). These borrowings were paid on January 2, 1996.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

                            OF SYRATECH CORPORATION



     The following table sets forth unaudited selected pro forma consolidated financial data of the Company, as adjusted to give effect to the Merger and the Rauch Acquisition which have been derived from, and should be read in conjunction with, the unaudited Pro Forma Condensed Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS." The selected pro forma consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Merger or other transactions had been consummated on the dates indicated, nor are they necessarily indicative of future operating results or financial position.



                                                                            PRO FORMA UNAUDITED
                                                                           ----------------------
                                                                                 YEAR ENDED
                                                                             DECEMBER 31, 1996
                                                                           ----------------------
                                                                           (DOLLARS IN THOUSANDS,
                                                                           EXCEPT PER SHARE DATA)
SELECTED INCOME STATEMENT DATA:
Net sales................................................................         $271,540
Cost of goods sold.......................................................          194,544
                                                                                  --------
  Gross profit...........................................................           76,996
Selling, general and administrative expenses.............................           58,870
Other operating income...................................................            3,948(1)
                                                                                  --------
  Income from operations.................................................           22,074
Interest expense.........................................................          (22,713)(2)
Interest income..........................................................              792
Other income.............................................................           11,900
                                                                                  --------
  Income before provision for income taxes...............................           12,053
Provision for income taxes...............................................            4,520
                                                                                  --------
  Net income.............................................................            7,533
Preferred stock dividends accrued........................................            2,160
                                                                                  --------
  Net income for common stockholders.....................................         $  5,373
                                                                                  ========
Income per common share..................................................         $   1.42
                                                                                  ========
Weighted average common and common equivalent shares outstanding.........            3,784
                                                                                  ========
Ratio of earnings to fixed charges(3)....................................             1.4x
SELECTED BALANCE SHEET DATA:
Working capital..........................................................         $116,630
Property, plant and equipment, net.......................................           63,955
Total assets.............................................................          234,737
Total debt(4)............................................................          162,319
Cumulative redeemable preferred stock....................................           18,000
Common stockholders' equity..............................................            4,048
Book value per common share..............................................             1.07


---------------
(1) Consists of income from the sale of Farberware inventory and other operating income, net of certain selling, general and administrative expenses.
(2) The pro forma statements give effect to the recapitalization and the corresponding increase in debt levels and interest expense. Because interest rates in connection with the Merger Financings have not been determined as of the date of this Proxy Statement/Prospectus, the Company has estimated pro forma interest expense for purposes of this presentation. See "Pro Forma Condensed Consolidated Financial Statements" for additional information on assumed interest rates and the effects on certain income statement items of incremental changes in such assumed interest rates. The pro forma statements do not reflect the warrants which may be issued in connection with the financing of the transactions contemplated by the Merger Agreement.

--------------------------------------------------------------------------------
                                       16

(3) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, cumulative redeemable preferred stock dividends, amortization of debt issuance costs and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of an interest factor.


(4) Consists of long-term debt, notes payable, and borrowings under the revolving line of credit.


PRICE OF SYRATECH COMMON STOCK

     Syratech Common Stock is listed and traded on NYSE under the symbol "SYR." The following table sets forth, for the periods indicated, the high and low sales closing prices per share of Syratech Common Stock.


                                                                        HIGH       LOW
                                                                        ----       ----
     FISCAL 1994
       First Quarter (ended March 31, 1994)...........................  $19 1/4    $15 3/4
       Second Quarter (ended June 30, 1994)...........................  17 5/8     15 1/8
       Third Quarter (ended September 30, 1994).......................  18 7/8     15 5/8
       Fourth Quarter (ended December 31, 1994).......................    19         17

     FISCAL 1995
       First Quarter (ended March 31, 1995)...........................  $19 1/4    $ 15
       Second Quarter (ended June 30, 1995)...........................    19       16 3/4
       Third Quarter (ended September 30, 1995).......................  20 5/8     17 7/8
       Fourth Quarter (ended December 31, 1995).......................    23       19 3/4

     FISCAL 1996
       First Quarter (ended March 31, 1996)...........................  $26 3/8    $20 1/2
       Second Quarter (ended June 30, 1996)...........................  27 5/8     22 3/8
       Third Quarter (ended September 30, 1996).......................  24 1/2       22
       Fourth Quarter (ended December 31, 1996).......................  31 3/4     23 3/8


     On October 22, 1996, the last trading day before public announcement of execution of the Merger Agreement, the last sale price of Syratech Common Stock as reported on the NYSE was $26 1/4 per share. The average of the closing prices for the 20 consecutive trading days ended October 22, 1996 was $24.59 per share.


     On March   , 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the last sale price of Syratech Common Stock
as reported on the NYSE was $          per share.


     SYRATECH STOCKHOLDERS SHOULD OBTAIN CURRENT MARKET QUOTATIONS FOR SYRATECH COMMON STOCK.

                                  INTRODUCTION


     This Proxy Statement/Prospectus is being furnished to holders of Syratech Common Stock in connection with the solicitation of proxies by the Board of Directors of Syratech for use at the Special Meeting of Stockholders of Syratech Corporation to be held at Syratech's Corporate Headquarters located at 175
McClellan Highway, East Boston, Massachusetts 02128 on April   , 1997, beginning
at 9:00 a.m. Eastern Standard Time, and at any adjournments or postponements thereof. This Proxy Statement/Prospectus is accompanied by a form of Proxy for use at the Special Meeting. At the Special Meeting, Syratech stockholders will be asked to approve a Merger Agreement, pursuant to which THL I will merge with and into Syratech, and Lee Affiliates will become the owners of 3,131,780 shares of Syratech Common Stock, less the number of shares (not to exceed 781,250) retained by stockholders (other than shares retained by Management Stockholders), representing a maximum of approximately 82.8% of the issued and outstanding shares of Syratech Common Stock.


     This Proxy Statement/Prospectus also constitutes a prospectus of the Company with respect to the shares of Syratech Common Stock to be retained by stockholders pursuant to the Merger, which prospectus is part of a Registration Statement on Form S-4 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act").


     This Proxy Statement/Prospectus and the accompanying form of proxy are
being mailed to stockholders of the Company on or about March   , 1997.


                          SPECIAL FACTORS/RISK FACTORS

     Holders of Syratech Common Stock should carefully consider the following factors in connection with their consideration of the Merger. See also "FORWARD-LOOKING STATEMENTS" elsewhere in this Proxy Statement/Prospectus.

PURPOSES OF THE MERGER, STRUCTURE


     The purposes of the Merger are to enable the Lee Affiliates through THL I to make an investment in the Company, and to enable existing stockholders of the Company to realize a substantial premium on the shares of Syratech Common Stock owned by them without paying sales commissions; and at the same time, to afford to those stockholders who wish to do so the opportunity to retain a limited participation in the Company's future growth. THL I was formed by the Lee Affiliates for the purpose of making an investment in Syratech because they felt that there is potential future value attributable to an investment in a recapitalized Company. THL I elected to proceed with the Merger for the same purpose that motivated the Lee Affiliates.


     The transaction has been structured as a merger so that it can be accounted for as a recapitalization and so that stockholders of the Company will have an opportunity to vote for or against the transaction prior to any transfer of control.

TIMING OF THE TRANSACTION

     Neither the Board nor the Company's officers had considered a merger or business combination or any similar transaction prior to July, 1996. Discussions leading to the proposed Merger grew out of negotiations initiated by the Company relating to its possible acquisition of the interests of certain funds affiliated with Thomas H. Lee Company in FFSC, Inc. During April 1996, the Company purchased its Silvestri line from FFSC, Inc. See "THE
MERGER -- Background of the Merger" and "THE COMPANY -- Recent Acquisitions." When representatives of the Thomas H. Lee Company proposed a transaction that would result in a change of control, officers of the Company considered the proposal to be of sufficient merit to require its submission to the Board for its consideration. The Board, in turn, concluded that the proposal was worthy of exploration and appointed a Special Committee composed entirely of independent directors to examine the proposal; and it authorized the Special Committee to select and retain an investment banking firm to act as its financial advisor and legal counsel independent of the Company to act as its legal advisor. The financial advisor selected by the Special Committee was, in turn, authorized by the Company to make a limited solicitation of potential participants in alternative transactions -- a solicitation that in fact yielded no meaningful expressions of interest on the part of those solicited. The lack of interest by other potential buyers, coupled with an evaluation of the advantages and disadvantages of the Thomas H. Lee Company's proposal, led the Board to the conclusion that it would serve the best interests of the stockholders of the Company to make available to them the benefit of the one transaction at hand, i.e., the Thomas H. Lee Company's proposal. See "THE MERGER -- Background of the Merger."

ADVANTAGES OF THE MERGER

     The principal advantage of the Merger is that it makes available to the stockholders of the Company an opportunity to realize a substantial premium (i.e., $7.41 or 30%, above the average of the closing prices of Syratech Common Stock for the twenty consecutive trading days ended October 22, 1996, the last day preceding public announcement of the execution of the Merger Agreement) on disposition of their shares without payment of sales commissions. In addition, the Merger permits stockholders to dispose of shares of Syratech Common Stock without confronting the obstacles of a ready and orderly disposition of Syratech Common Stock that results from the low historical volume of trading in Syratech Common Stock. At the same time the Merger, as structured, permits those stockholders who wish to do so to retain a limited portion of their shares in the Company and thus to participate in the future prospects of the Company. Because of the uncertainties affecting the Company's future, including the Special Factors/Risk Factors referred to herein, it is not possible to quantify the advantage, if any, to stockholders of the right to retain a limited portion of their shares in the Company and thus to participate in the future prospects of the Company.

DISADVANTAGES OF THE MERGER

     The Merger will result in significant changes in the affairs and financial condition of the Company, including the following:


     CONTROL BY AFFILIATES OF THE THOMAS H. LEE COMPANY. Upon completion of the Merger, at least 60.7% and up to 82.8% of the outstanding shares of Syratech Common Stock will be held by Lee Affiliates, including the Fund, which will own at least 50%. Accordingly, the Fund will control the Company and have the power to elect all of its directors, appoint new management and to approve any action requiring the approval of the holders of Syratech Common Stock, including adopting amendments to the Company's Certificate of Incorporation and approving mergers or sales of substantially all of the Company's assets. The directors elected by the Fund will have the authority to effect decisions affecting the capital structure of the Company, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. There can be no assurance that the policies of the Company in effect prior to the Merger will continue after the Merger.


     DELISTING; LOSS OF LIQUIDITY; REPORTING OBLIGATIONS. Following the consummation of the Merger, the Company anticipates that it will seek to have Syratech Common Stock, which currently is traded on the NYSE, delisted. Any delisting of Syratech Common Stock, together with the substantial decrease in the number of shares of Syratech Common Stock to be held by holders thereof other than Lee Affiliates and Management Stockholders, is expected to result in a substantial decrease in the liquidity of Syratech Common Stock, EVEN IF THE COMPANY CONTINUES TO BE A REPORTING COMPANY UNDER THE EXCHANGE ACT AND CONTINUES TO FILE THE PERIODIC REPORTS (INCLUDING ANNUAL AND QUARTERLY REPORTS) REQUIRED TO BE FILED THEREUNDER.

     The Company expects to continue to be a reporting company under the Exchange Act and to continue to file periodic reports (including annual and quarterly reports) following the Merger. The Company will also continue to provide proxy statements to its stockholders under the Exchange Act if as a result of Non-Cash Elections the Company has 300 or more holders of Syratech Common Stock following consummation of the Merger. If, however, after one year following the Merger and related offering of Debt Securities (as defined herein), there are fewer than 300 holders of Debt Securities and fewer than 300 holders of Syratech Common Stock, the Company, subject to any contractual limitations set forth in the Indenture governing the Debt Securities, may cease to be a reporting company under the Exchange Act. If the Company were to cease to be a reporting company under the Exchange Act the information now available to stockholders in the annual, quarterly and other reports required to be filed by the Company would not be available to them as a matter of right.

     Upon any such delisting, shares of Syratech Common Stock would trade only in the over-the-counter market. Although prices in respect of trades may be published by the National Association of Securities Dealers, Inc. on its electronic bulletin board and "pink sheets," quotes for such shares would not be as readily available. As a result, it is anticipated that the shares will trade much less frequently relative to the trading volume of Syratech Common Stock prior to the Merger, and stockholders may experience difficulty selling such shares or obtaining prices that reflect the value thereof.


     SUBSTANTIAL LEVERAGE; STOCKHOLDERS' DEFICIT; LIQUIDITY. The Company is expected (i) to issue up to $18.0 million of 12% Cumulative Redeemable Preferred Stock to the Lee Affiliates for up to $18.0 million in cash (see "DESCRIPTION OF SYRATECH CAPITAL STOCK -- Preferred Stock -- Cumulative Redeemable Preferred Stock") and (ii) to enter into a syndicated senior secured revolving credit facility and issue debt securities (collectively, the "Merger Financings") to finance a substantial portion of the cash consideration to be paid to the stockholders of Syratech Common Stock in the Merger, to refinance the outstanding indebtedness of the Company and to provide for working capital requirements. Upon completion of the Merger Financings, the Company will have consolidated indebtedness that will be substantial in relation to its stockholders' equity and substantially greater than the Company's pre-Merger indebtedness. Upon consummation of the Merger, it is expected that based upon the Pro Forma Condensed Consolidated Financial Statements of Syratech Corporation as at December 31, 1996, the Company will have consolidated indebtedness of approximately $162.3 million and Cumulative Redeemable Preferred Stock of up to $18.0 million. The increased indebtedness and higher debt-to-equity ratio of the Company in comparison to that of the Company on an historical basis may have the effect of reducing the flexibility of the Company to respond to changing business and economic conditions, as well as limiting capital expenditures. On a pro forma basis the Company's ratio of earnings to fixed charges would have been 1.4 to 1 for the year ended December 31, 1996. It is expected that the Company will have common stockholders' equity of $4.0 million on a pro forma basis at December 31, 1996 considering the effects of the Merger because the redemption of certain shares of Common Stock, as well as approximately one-third of the Merger expenses, will reduce common stockholders' equity. The Company expects that the definitive terms of the debt instruments in the Merger Financings will include significant operating and financial restrictions, such as limits on the Company's ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments or acquisitions and pay dividends. See "-- Difficulty in Achieving Post-Merger Business Strategy."



     In addition, the substantial leverage will have a negative effect on the Company's net income for common stockholders. For the fiscal year ended December 31, 1996, the Company's net income for common stockholders on a pro forma basis as adjusted to give effect to the Merger and the Merger Financings, would have been $5.373 million, compared to the historical amount for such period of $20.389 million. Pro forma interest expense would have been $22.713 million for the year ended December 31, 1996 as compared to $3.243 million for the same period on an historical basis for the Company and Rauch.


     After the Merger is consummated, the Company's principal sources of liquidity are expected to be cash flow from operations and borrowings under the revolving credit portion of the senior secured credit facility. It is anticipated that the Company's principal uses of liquidity will be to provide working capital, meet debt service requirements, finance capital expenditures and finance the Company's strategic plans. The revolving credit facility will be available for the issuance of letters of credit. Substantially all of the credit facilities will be drawn in full upon consummation of the Merger. See "THE MERGER -- Merger Financings" and "FORWARD LOOKING STATEMENTS."

     Based upon the current and anticipated level of operations, the Company believes that its cash flow from operations, together with amounts available under the credit facilities, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments through the fiscal year ending December 31, 1998. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. See also "Less Favorable Financing Terms if Debt

Offering is not Consummated" immediately below. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on the Company.

     LESS FAVORABLE FINANCING TERMS IF DEBT OFFERING IS NOT CONSUMMATED. If the Company is unable to consummate the issuance and sale of the Debt Securities, the Company will rely on other financing (the "Senior Bridge Financing") to finance a substantial portion of the cash consideration to be paid to the holders of Syratech Common Stock in the Merger, to refinance the outstanding indebtedness of the Company and to provide for working capital requirements. The Company has received commitment letters with respect to the Senior Bridge Financing. The Senior Bridge Financing will be on terms which differ from, and are less favorable to the Company than, the terms of the Debt Securities.

     Interest under the Senior Bridge Financing would be payable at a floating rate higher than the interest rate on the Debt Securities, which rate would increase at the end of each three-month interval from the date of issuance for as long as the Senior Bridge Financing is outstanding subject to certain caps and certain cash interest and non-cash interest caps. The Senior Bridge Financing matures twelve (12) months from the date of funding (the "Maturity Date"), and if not repaid in full by the Maturity Date it may be satisfied at that time (thereafter, the "Rollover Date") through the issuance and delivery of Senior Rollover Notes with a maturity of nine (9) years.


     DILUTION IN EQUITY PARTICIPATION OF EXISTING SYRATECH STOCKHOLDERS. Upon completion of the Merger, the existing stockholders of the Company (other than Management Stockholders) will own a maximum of 868,250 shares of Syratech Common Stock in the aggregate, or 22.4% of the outstanding shares, and affiliates of Thomas H. Lee Company will own a maximum of 3,131,780 shares of Syratech Common Stock in the aggregate, or 82.8% of the outstanding shares. In certain circumstances, providers of the debt facilities may hold Warrants, which will entitle the holders to purchase after the Effective Time up to 241,533 shares of Syratech Common Stock at an exercise price of $0.01 per share, subject to certain anti-dilution adjustments. The Warrants are exercisable at a nominal price for up to 9 years. If the Warrants were exercised in full by the payment of the aggregate exercise price, the present holders of Syratech Common Stock (other than Management Stockholders) would own, in the aggregate, a maximum of approximately 21.1% of the outstanding shares (as compared to 22.4% of the outstanding shares without giving effect to the exercise of the Warrants). In addition, such holders will experience a similar dilution in the proportionate voting power of such shares.


     Following the Merger, the Company also intends to grant to members of management, options to purchase up to 273,438 shares of Syratech Common Stock, the exercise of which would further dilute the holdings of such stockholders and also dilute the holdings of Lee Affiliates.


     Following the Merger, pursuant to their investment in THL I, Lee Affiliates will hold up to $18.0 million of Cumulative Redeemable Preferred Stock. Holders of Cumulative Redeemable Preferred Stock will be entitled to receive cumulative dividends when and as may be declared from time to time by the Board of Directors of the Company. Such dividends shall accrue on a daily basis (whether or not declared) from the date of issue at an annual rate per share equal to 12% of the original purchase price per share with such amount to be compounded annually on each December 31, so that if the dividend is not paid for any year the unpaid amount shall be added to the original purchase price of the Cumulative Redeemable Preferred Stock plus accrued but not declared dividends for the purpose of calculating succeeding years' dividends. As a consequence there will be an ever-increasing preferred call upon the assets of the Company before any of such assets will be available to holders of Syratech Common Stock. See " -- Effects of Cumulative Redeemable Preferred Stock."



     EFFECT ON AFFILIATE. Leonard Florence, who as of January 31, 1997 was the beneficial owner of 32.1% of the outstanding Syratech Common Stock, may be deemed to be an affiliate of the Company. The Merger Agreement requires him to retain 528,472 shares of Syratech Common Stock, which will constitute approximately 14% of the outstanding Syratech Common Stock following the Merger. The shares to be retained by Mr. Florence are expected to then have a book value of $1.07 each or an aggregate of $0.565 million.

     It has been agreed that upon completion of the Merger, the existing employment agreement with Mr. Florence will be modified in ways that may be deemed beneficial to Mr. Florence. See "THE MERGER - Interests of Certain Persons in the Merger."


     EFFECTS OF CUMULATIVE REDEEMABLE PREFERRED STOCK. In connection with financing the transactions contemplated by the Merger Agreement, the Company will issue up to 18,000 shares of Cumulative Redeemable Preferred Stock to Lee Affiliates. Dividends thereon will be cumulative from the date of issue at the dividend rate of 12% per annum and, unless paid currently, will compound annually. As a consequence of the compounding of dividends on the Cumulative Redeemable Preferred Stock, there will be an ever-increasing preferred call upon the assets of the Company. The rights of holders of the Cumulative Redeemable Preferred Stock upon liquidation of the Company will rank prior to the rights of holders of Syratech Common Stock. Upon liquidation of the Company, all cumulative dividends on the Cumulative Redeemable Preferred Stock will have to be paid before any assets of the Company will be available to holders of Syratech Common Stock. See "DESCRIPTION OF SYRATECH CAPITAL STOCK -- Preferred Stock -- Cumulative Redeemable Preferred Stock."



     Because certain of the Risk Factors referred to herein (e.g., Competition, Dependence upon Key Personnel, Hazards of the Retail Industry, Seasonality, Dependence upon Foreign Sources of Supply, Price and Availability of Raw Materials, Environmental Regulation, Importance of Trademarks, Copyrights and Patents and Labor Relations), which are inherent in the business of the Company and apply whether or not the Merger is completed, are not susceptible of numerical evaluation, and because the effect of other factors applicable only if the Merger is completed are largely dependent upon future events (some of which may be beyond the Company's control), it is not practicable to quantify the disadvantages of the Merger.


FEDERAL INCOME TAX CONSEQUENCES

     Characterization of the Merger for U.S. Federal Income Tax Purposes. For U.S. federal income tax purposes, THL I will be disregarded as a transitory entity, and the Merger of THL I with and into the Company will be treated as a sale of a portion of a tendering stockholder's Syratech Common Stock to affiliates of Thomas H. Lee Company and as a redemption of a portion of the stockholder's Syratech Common Stock by the Company.

     Treatment of Stockholders. To the extent that a stockholder is considered to have sold Syratech Common Stock to affiliates of the Thomas H. Lee Company, such stockholder will recognize either capital gain or loss (assuming the Syratech Common Stock is held by such stockholder as a capital asset) equal to the difference between the amount realized on the stockholder's deemed sale of Syratech Common Stock to affiliates of the Thomas H. Lee Company (i.e., the cash proceeds properly allocated to such sale) and the stockholder's adjusted tax basis in such Syratech Common Stock.


     To the extent such redemption is treated as a sale or exchange under
Section 302 of the Internal Revenue Code of 1986, as amended (the "Code") with respect to such stockholder a stockholder also will recognize either capital gain or loss equal to the difference between the cash proceeds allocable to the redemption of such stockholder's Syratech Common Stock by the Company and the stockholder's adjusted tax basis in such Syratech Common Stock. In each case, such gain or loss generally will be long-term capital gain or loss if the Syratech Common Stock is held as a capital asset by the stockholder for more than one year. If such redemption of Syratech Common Stock is not treated as a sale or exchange, it will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits. Any excess will be applied first against the adjusted basis of the shares treated as redeemed, with any remainder treated as gain from the sale or exchange of such Syratech Common Stock.


     Under Section 302 of the Code, a redemption of Syratech Common Stock pursuant to the Merger will, as a general rule, be treated as a sale or exchange if such redemption (a) is "substantially disproportionate" with respect to the stockholder, or (b) results in a "complete redemption" of the stockholder's interest in the Company.

     In determining whether either of those Section 302 tests is satisfied, stockholders must take into account not only the Syratech Common Stock that they actually own, but also any Syratech Common Stock they are deemed to own under the constructive ownership rules set forth in Section 318 of the Code. Pursuant to these constructive ownership rules, a stockholder is deemed to constructively own any Syratech Common Stock that is owned (actually and in some cases constructively) by certain related individuals or entities and any Syratech Common Stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

     The redemption of a stockholder's Syratech Common Stock will be "substantially disproportionate" with respect to such stockholder if the percentage of Syratech Common Stock actually and constructively owned by such stockholder immediately following the Merger is less than 80% of the percentage of Syratech Common Stock actually and constructively owned by such stockholder immediately prior to the Merger.

     The redemption of a stockholder's Syratech Common Stock will result in a "complete redemption" of a stockholder's interest in the Company if either (a) all the Syratech Common Stock actually and constructively owned by the stockholder is redeemed pursuant to the Merger or (b) all the Syratech Common Stock actually owned by the stockholder is redeemed pursuant to the Merger and the stockholder is eligible to waive, and does effectively waive in accordance with Section 302(c) of the Code, attribution of all Syratech Common Stock which otherwise would be considered to be constructively owned by such stockholder. Stockholders in this position should consult their tax advisor as to the availability of such a waiver.

     Based on the rules described above, a stockholder who does not make a Non-Cash Election and who is not treated as owning any Syratech Common Stock following the Merger, either directly or by operation of the constructive ownership rules described above, will satisfy the "complete redemption" test, and accordingly will recognize a capital gain or loss with respect to the entire amount of cash received in exchange for his shares. In addition, based on the limitation on the amount of Syratech Common Stock that shareholders are permitted to retain under the Non-Cash Election, shareholders making the Non-Cash Election (as well as shareholders who receive all cash but to whom ownership of shares of Syratech Common Stock will be attributed from persons who do make the Non-Cash Election) will satisfy the "substantially disproportionate" test, and accordingly will also recognize a capital gain or loss with respect to the entire amount of cash received in exchange for their shares.


     THOUGH THE FOREGOING ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN THAT MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF SUCH STOCKHOLDER'S PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF SYRATECH COMMON STOCK PURSUANT TO THE MERGER.


FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

     References to the "Merger Agreement" in this section and in "-- Opinion of Financial Advisor" below refer to the Merger Agreement as of October 23, 1996. Neither the Special Committee nor Merrill Lynch reviewed the Merger Agreement as amended.

     The Company and its Board, Leonard Florence and THL I all reasonably believe that the Merger is fair to unaffiliated stockholders because (i) the terms of the Merger are the products of arms-length negotiations between representatives of THL I and a Special Committee and its financial and legal advisors, (ii) the consideration to be paid to stockholders for their Syratech Common Stock (a) represents a premium over current and historical market prices for such shares, (b) is approximately 168% of the net book value per share of Syratech Common Stock at September 30, 1996, (c) is approximately seventeen (17) times projected 1996 earnings per share of $1.87 (exclusive of earnings attributable to the disposition of certain assets of Farberware Inc. that are expected to be non-recurring, but adjusted to give effect to assumed 1996 earnings attributable to Farberware licensing royalties in an amount equal to the Company's projected 1997 Farberware licensing royalties, in each case after giving effect to income taxes), and (d) is approximately 188% of the $17 per share price at which affiliates of Katy Industries, Inc. (collectively the Company's largest stockholder) sold their block of 3,064,751 shares of Syratech Common Stock to the Company in December, 1995, (iii) Syratech Common Stock lacked market support and there was only limited trading of such shares on the New York Stock Exchange, (iv) the forecasted results of the Company's operations through 2001 and (v) the opinion of the financial advisor to the Special Committee that the cash consideration to be received by unaffiliated stockholders in the Merger is fair from a financial point of view. The Board did not assign weights to each of the above factors.

     The Merger was not structured so that approval of at least a majority of unaffiliated stockholders is required.

     A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the Merger and/or preparing a report concerning the fairness of the transaction, but a Special Committee (composed entirely of non-employee directors) selected an independent financial and legal advisor to assist it in negotiating the terms of the Merger; and the financial advisor selected by the Special Committee has rendered an opinion concerning the fairness of the cash consideration to be received by unaffiliated stockholders in the Merger.

     The Merger has been approved by a majority of the directors of the Company who are not employees of the Company.

     No firm offer of which the Company is aware has been made by any unaffiliated person (other than the Merger discussed herein) during the eighteen months preceding the date of the Merger Agreement for (A) a merger or consolidation, (B) a sale or other transfer of the Company's assets or (C) the purchase of securities of the Company that would enable the purchaser to exercise control of the Company.

     As stated above, the Board has determined the Merger to be fair to and in the best interests of Syratech and its stockholders. ACCORDINGLY, THE BOARD HAS BY THE UNANIMOUS VOTE OF THOSE DIRECTORS PRESENT AND VOTING APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER; AND THE BOARD RECOMMENDS THAT SYRATECH STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER.

     THE RECOMMENDATION BY THE BOARD THAT THE COMPANY'S STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT IS NOT, AND SHOULD NOT BE CONSIDERED TO BE, A RECOMMENDATION THAT STOCKHOLDERS ELECT TO RETAIN OR, ALTERNATIVELY, THAT STOCKHOLDERS DO NOT ELECT TO RETAIN SHARES OF SYRATECH COMMON STOCK HELD BY THEM IN THE MERGER.

     The decision of the Board to approve, and recommend adoption and approval by Syratech stockholders of, the Merger Agreement and the transactions contemplated thereby, including the Merger followed extensive negotiations between a Special Committee of the Board (composed entirely of independent Directors) and representatives of THL I and the Lee Group regarding the terms of the Merger, presentations to the Board by the Special Committee and its counsel, a presentation to the Board by Merrill Lynch and disclosures by Directors who are also Management Stockholders of the conflicts of interest perceived by them. See "THE MERGER -- Background of the Merger." The Board's deliberations included a detailed review of Syratech's business, results of operations and prospects, including the likelihood of effecting an alternative transaction and the ranges of values to Syratech stockholders that might be achievable in an alternative transaction and the financial and other terms of the proposed Merger.

     In connection with its approval and recommendation, the Board considered the following factors (which it believed to be all of the relevant material factors):

          (a) the terms of the proposed Merger including the price to be paid to holders of Syratech Common Stock (and the premium represented thereby), the conditions to the Merger, the circumstances under which the Merger Agreement could be terminated and the termination fees and expense reimbursements payable in connection therewith (all of which were products of arm's-length negotiations between representatives of THL I and the Special Committee and its financial and legal advisors);

          (b) the opportunity under the Merger Agreement for Syratech stockholders, subject to certain limitations, to elect to continue to participate in future results through the retention of some equity in Syratech while receiving a premium for the remainder;

          (c) the presentation of Merrill Lynch which included valuation analyses of Syratech indicating that Syratech Common Stock was relatively undervalued in market trading, that the proposed Merger was toward the top of the range that a leveraged buyout purchaser (such as the Lee Group) might be able to pay to acquire the Company and that there had been no significant indication of interest from any of the potential strategic buyers it had been authorized to contact (see "-- Opinion of Financial Advisor");

          (d) the opinion of Merrill Lynch that the proposed cash consideration to be received by the holders of shares of Syratech Common Stock (other than shares held by Mr. Florence, shares to be canceled pursuant to the Merger Agreement and dissenting shares) pursuant to the Merger is fair to such stockholders from a financial point of view (such opinion of Merrill Lynch was given subject to certain limitations, qualifications and assumptions specified therein including the fact that the opinion of Merrill Lynch was limited to the cash consideration only and did not consider the fairness of the Non-Cash Election Option; see "-- Opinion of Financial Advisor");

          (e) the ability to enter into an agreement for an alternative transaction under certain circumstances under the Merger Agreement;

          (f) the risks to stockholders associated with Syratech Common Stock including, without limitation, the fact that Syratech had recently completed acquisitions that could affect future results in a manner that could not be assured; the relative lack of liquidity for holders of Syratech Common Stock, in light of historically low trading volume and the related lack of institutional following; and the dependence of Syratech on the continued employment and efforts of Mr. Florence, as Syratech's Chief Executive Officer, and other executive officers, and the consequences that could result if Mr. Florence and such other executive officers were unavailable for such positions; and

          (g) the tax treatment of the transaction to Syratech and Syratech's stockholders.

     In reaching the determination to approve and adopt, and recommend approval and adoption of, the Merger Agreement and the Merger, the Board did not assign any relative or specific weights to the foregoing factors.

     Although Leonard Florence abstained from voting on the proposal to approve the Merger Agreement and related transactions and recommend that stockholders vote for approval and the transactions contemplated thereby, including the Merger, he agrees with the Board's conclusion that the Merger is fair and in the best interests of Syratech and its stockholders based upon his personal consideration of the material factors considered by the Board as outlined above.

     THL I believes that the Merger is fair and in the best interests of Syratech and its stockholders because the terms of the Merger Agreement were the products of arm's-length negotiations between its representatives and the Special Committee and its financial and legal advisors.

     THE BOARD RECOMMENDS THAT SYRATECH STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTION CONTEMPLATED THEREBY, INCLUDING THE MERGER.

     Five of the six members of the Board who voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, were non-employees of the Company and its subsidiaries. The sixth voting member is an officer of a subsidiary of the Company.

OPINION OF FINANCIAL ADVISOR

     Merrill Lynch was retained to act as the financial advisor to the Special Committee (composed entirely of independent directors) in the Merger. On October 22, 1996, Merrill Lynch rendered its oral opinion to the Company's Board of Directors which was subsequently confirmed in a written opinion (the "Merrill Lynch Opinion") dated October 23, 1996, a copy of which is included herein as Annex II that, as of such dates and based upon the assumptions made, matters considered and limits of review in connection with such opinions, the cash consideration to be received by the holders of shares of Common Stock of the Company (other than shares held by Mr. Leonard Florence, shares to be canceled pursuant to the Merger Agreement and dissenting shares) in the Merger was fair to such holders from a financial point of view. The Merrill Lynch Opinion was limited to the cash consideration only and was silent as to the non-cash portion that stockholders may elect; and no determination of fairness was made by Merrill Lynch as to the Non-Cash Election option. The Merrill Lynch Opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the Special Meeting or any other meeting of the Company's stockholders called to consider the Merger, and it does not constitute a recommendation that stockholders elect to retain, or alternatively, that stockholders do not elect to retain, shares of Syratech Common Stock in the Merger. The summary of the Merrill Lynch Opinion is qualified in its entirety by reference to the full text of such opinion, a copy of which is attached as Annex II to this Proxy Statement/Prospectus. See "THE MERGER -- Opinion of Financial Advisor."

     No limitations were imposed by the Company's Board of Directors upon Merrill Lynch with respect to the investigations made or the procedures followed by it in rendering its opinion except that Merrill Lynch was not authorized to, and did not, solicit any indications of interest from any potential third party, either financial or strategic, to acquire all or any part of the Company other than a group of potential strategic buyers selected by the Company in consultation with Merrill Lynch, as described under "THE MERGER -- Background of the Merger."

     In rendering its opinion, Merrill Lynch (i) reviewed Syratech's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1995 and Syratech's Forms 10-K and the related unaudited financial information for the quarterly periods ending March 31, 1996, and June 30, 1996; (ii) reviewed a draft of Syratech's Form S-3 dated September 12, 1996;
(iii) reviewed certain information, including the Management Forecasts relating to the business, earnings, cash flow, assets and prospects of Syratech, furnished to Merrill Lynch by Syratech; (iv) conducted discussions with members of senior management of Syratech concerning its businesses and prospects; (v) reviewed the historical market prices and trading activity for Syratech's Common Stock and compared them with that of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to Syratech; (vi) compared the results of operations of Syratech with that of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to Syratech; (vii) compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which Merrill Lynch deemed to be relevant; (viii) reviewed the Merger Agreement, including the financing commitment letters attached thereto; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In rendering its opinion, Merrill Lynch assumed and relied upon the accuracy and completeness of the financial and other information used by it and, with the Company's approval, did not assume any responsibility for independent verification of such information. Merrill Lynch further relied upon the assurances of Management that they were not aware of any facts that would make such information inaccurate or misleading. With respect to the Management Forecasts, Merrill Lynch assumed, with the Company's approval, that (i) such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Management as to the future financial performance of the Company, and (ii) the Company would perform in accordance with such projections. Merrill Lynch did not conduct a physical inspection of the properties and facilities of the Company and did not undertake or obtain any evaluations or appraisals of the assets or liabilities of the Company. The Merrill Lynch Opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated as of the date of the opinion.

     The following is a summary of certain financial and comparative analyses performed by Merrill Lynch in arriving at its oral opinion delivered to the Company's Board of Directors on October 22, 1996 and its written opinion delivered to the Company's Board of Directors on October 23, 1996 as to the fairness of the proposed cash consideration to be received by the shareholders of the Company (other than with respect to shares held by Mr. Leonard Florence, shares to be canceled pursuant to the Merger Agreement and dissenting shares) pursuant to the Merger Agreement, from a financial point of view. Merrill Lynch was not asked to value the stock of the surviving entity and did not do so. In addition, the 1996 and 1997 estimated pro forma EPS (as defined below) and EBITDA (which, for purposes of the analyses set forth below (with respect to EBITDA for companies other than the Company), is defined as income before income taxes, plus depreciation and amortization expense and net interest expense, adjusted for non-recurring or extraordinary items) numbers used by Merrill Lynch in its analyses were derived from the Management Forecasts and adjusted by Merrill Lynch to exclude extraordinary and nonrecurring items for 1996 and 1997 and to include the full year 1996 effect of acquisitions.

     Historical Stock Trading Analysis. Merrill Lynch analyzed the cash consideration to be received by holders of the Company's Common Stock pursuant to the Merger Agreement in relation to the historical trading levels of the Company's Common Stock in light of the fact that Syratech was not directly comparable to any other company and had had a limited opportunity to tell its story, that Syratech had limited research coverage and a limited number of shares held by non-affiliates, reducing the liquidity of Syratech's Common Stock, and that, in Merrill Lynch's view, its common stock was undervalued. For the 52 weeks prior to the offer, the Company's Common Stock traded at a high of $27.625 and a low of $19.75. In addition, Merrill Lynch analyzed the cash consideration to be received by holders of the Company's Common Stock pursuant to the Merger Agreement in relation to the market price of the Company's Common Stock on October 18, 1996, October 14, 1996 and for the 20 consecutive trading days ended September 24, 1996, as well as from the period beginning with the Company's initial public offering in December 1992, which was at a price of $17 per share. The highest price achieved following the initial public offering and prior to receipt of the Lee Group's proposal was $27.625 on April 30, 1996. Such analysis indicated that the cash price per share of the Company's Common Stock to be paid pursuant to the Merger Agreement represented a premium of (i) 21.9% based on the October 18, 1996 closing price of $26.25 per share, (ii) 35.4% based on the October 14, 1996 closing price of $23.625 per share and (iii) 36.7% based on the average of the closing prices for the 20 consecutive trading days ended September 24, 1996 of $23.41 per share.

     Publicly Traded Comparable Company Analysis. Using publicly available information, Merrill Lynch compared certain financial and operating information and ratios (described below) for the Company with corresponding financial and operating information and ratios for a group of publicly traded companies that Merrill Lynch deemed to be in lines of business reasonably similar to the Company's business lines (understanding that no public company is directly comparable to the Company). The public companies included in the comparable company analysis were: American Greetings Corporation, CSS Industries Inc., Department 56, Inc., Ekco Group, Inc., General Housewares Corp., Libbey Inc., Lifetime Hoan Corporation, Newell Co., Oneida Ltd., Rubbermaid Incorporated, Stanhome Inc., and Tupperware Corporation (collectively, the "Comparables"). Merrill Lynch compared ratios of the Company's (A) market price per share as a multiple of (i) 1996 estimated pro forma earnings per share ("EPS") (the "P/E Ratio") to the 1996 P/E Ratios of the Comparables which ratios ranged from approximately 9.9x to 22.4x compared to 14.0x for the Company and the Lee Group's offer price of 17.1x and (ii) 1997 estimated pro forma EPS to the 1997 P/E Ratios for the Comparables which ranged from approximately 8.0x to 18.3x compared to 9.2x for the Company and the Lee Group's offer price of 11.3x; (B) market capitalization as a multiple of estimated 1996 pro forma EBITDA to such ratio for the Comparables which ratios ranged from approximately 3.9x to 10.3 x compared to 8.1x for the Company and the Lee Group's offer price of 9.9x. Based on the Comparables deemed to be most comparable to the Company, Merrill Lynch applied a range of 10.5x to 12x to the 1997 pro forma estimated EPS of $2.84 for the Company. Utilizing this methodology, the implied value of the Company's Common Stock was estimated at between approximately $30.00 and $34.00 per share.

     P/E to Growth Rate Analysis. Using publicly available information, Merrill Lynch compared the 1996 estimated P/E Ratios to the five year estimated future EPS growth rate for each of the Comparables. Based on the Comparables deemed to be most comparable to the Company, Merrill Lynch applied a range of 0.90x to 1.10x to the estimated future pro forma EPS growth rate of 19.4% for the Company and the 1996 estimated pro forma EPS of $1.87 for the Company. Utilizing this methodology, the implied value of the Company's Common Stock was estimated at between approximately $33.00 and $40.00 per share.

     Comparable Acquisition Transaction Analysis. Merrill Lynch reviewed certain publicly available information regarding 12 selected business combinations since May 1991 (the "Acquisition Comparables"). The Acquisition Comparables and the dates the transactions were announced were as follows: the acquisition of Holson Burnes Group Inc. by Newell Co. (December 1995), the acquisition of Rauch Industries Inc. by Syratech (December 1995), the acquisition of Bonny Products Inc. from American Brands Inc. by Frederick Cooper PLC (November 1995), the acquisition of Syracuse China Corp. from The Pfaltzgraff Co. by Libbey Inc. (May 1995), the acquisition of Olfa Products Corp. from Walter Absil Co. Ltd. by General Housewares Corp. (October 1994), the acquisition of Stylemaster Inc. by Glacier Holdings Inc. (February 1993), the acquisition of OXO International LP by General Housewares Corp. (October 1992), the acquisition of

Intercraft Industries Corp. by Newell Co. (September 1992), the acquisition of Mennen Co. Paper Products Business from Colgate-Palmolive Co. by James River Corp. of Virginia (July 1992), the acquisition of Frem Corp. by Ekco Group Inc. (November 1992), the acquisition of Spearhead Industries Inc. by Paper Magic Group (July 1992) and the acquisition of Dansk International Designs Ltd. by Brown-Forman Corp. (May 1991). Merrill Lynch compared multiples of transaction value (as defined below) to (i) trailing 12 month EBITDA for the Acquisition Comparables which multiples ranged from approximately 6.6x to 11.1x as compared to the Lee Group's offer price of 9.9x (based on the 1996 estimated pro forma EBITDA for the Company) and (ii) trailing 12 month sales for the Acquisition Comparables which multiples ranged from approximately 0.40x to 1.71x as compared to the Lee Group's offer price of 1.12x (based on the 1996 pro forma sales estimate for the Company). Based on the Acquisition Comparables deemed to be the most comparable to the Company, Merrill Lynch applied a range of 9x to 11x to the 1996 pro forma estimated EBITDA for the Company of $32.0 million. Utilizing this methodology, the implied value of the Company's Common Stock was estimated at between approximately $29.00 and $36.00 per share.

     In undertaking the above-mentioned comparable company and comparable acquisitions analyses, Merrill Lynch compared the (A) "offer value" (defined to be the offer price per share multiplied by the sum of the number of shares outstanding and the number of exercisable options outstanding (net of option proceeds)) of each such transactions a multiple of, among other things, then publicly available 1996 and 1997 EPS estimates and (B) "transaction value" (defined to be the offer value plus the liquidation value of preferred stock plus short-term debt plus long-term debt plus minority interests minus cash and cash equivalents (net of option proceeds)) of each such transaction as a multiple of, among other things, then publicly available 1996 and 1997 EBITDA and sales estimates.

     Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis ("DCF") of the Company using projections for the years 1997 (on a pro forma basis) through year end 2001. The DCF as of December 31, 1996 was calculated assuming discount rates ranging from 10% to 13%, and was comprised of the sum of the present value of (i) the projected unlevered free cash flows for the years 1997 (on a pro forma basis) through year end 2001, (ii) the year end 2001 terminal values based upon a range of multiples from approximately 6x to 8x projected year 2001 EBITDA. The various ranges for discount rates and terminal value multiples were chosen to reflect theoretical analyses of cost of capital and range of trading values for comparable companies. Using this methodology, the implied values of the Company's Common Stock ranged from $28.00 to $39.00 per share.

     Leveraged Buy-Out Analysis. Merrill Lynch prepared an analysis based on projections provided to it by the Company's management on October 1, 1996 and on market and economic conditions at that time as to the consideration a leveraged buyout purchaser (such as the Lee Group) might be able to pay to acquire the Company. The maximum price was determined based on certain criteria required by the high yield debt market and the bank financing market for acquisition financing for the Company and also based upon estimated return on investment requirements for such purchasers. Among the criteria utilized by Merrill Lynch were the following: (i) minimum 1996 estimated pro forma EBITDA to total interest coverage of 1.6x; (ii) minimum size of a public offering of senior subordinated notes of $100 million; (iii) working capital revolving credit availability limited to 75% of accounts receivable and 50% of inventory; (iv) bank term loan maturity within 7 years; (v) minimum equity investment of 20% of total capital structure; and (vi) minimum internal rate of return on equity of 20% invested during a 5 year period. Based on the above criteria, Merrill Lynch determined that the range that such a prospective purchaser might be able to pay was $30.00 to $33.00 per share.

     Possible Acquiror Pro Forma Analysis. For those companies that Merrill Lynch had been authorized to contact, Merrill Lynch prepared an analysis to determine the maximum price that such potential strategic acquirors might be willing to pay for the Company without sustaining any dilution in 1997 estimated EPS (based upon publicly available EPS estimates). The purpose of the analysis was not to determine how much any particular company would pay, or to express any judgement as to whether any such entity would be interested in pursuing an acquisition, but rather to attempt to determine what hypothetically such strategic buyers might be able to afford to pay for the Company, and in what form of consideration, should it have been determined that these companies had an interest in acquiring the Company. For each company, two scenarios were analyzed: (1) an all cash acquisition of the Company accounted for as a purchase transaction and (2) an all stock transaction with the Company accounted for as a pooling-of-interests transaction. For each company, Merrill Lynch estimated the average cost of financing a cash acquisition and the then-current market prices of the acquiror's stock in the case of a stock transaction. For the group of strategic acquirors, the range at which there was no 1997 pre-share earnings accretion or dilution was $28.00 to $50.00 per share. As noted in "THE MERGER -- Background of the Merger", none of the potential strategic acquirors contacted by Merrill Lynch had expressed interest in proceeding with an acquisition or conducting the requisite due diligence.

     For a statement of the qualifications of Merrill Lynch, the terms upon which it was engaged and the disclosure of certain relationships between Merrill Lynch, on the one hand, and Thomas H. Lee and/or Lee Affiliates, on the other, see "SPECIAL FACTORS/RISK FACTORS -- Opinion of Financial Advisor."

     The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch. Arriving at a fairness opinion is a complex process not necessarily amenable to partial or summary description. Merrill Lynch believes that its analysis must considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying its analyses set forth in the Merrill Lynch Opinion. The matters considered by Merrill Lynch in its analyses are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates incorporated in the analyses performed by Merrill Lynch are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which business or companies may be sold in the future, and such estimates are inherently subject to uncertainty. No public company utilized as a comparison is identical to the Company, and none of the Acquisition Comparables or other business combinations utilized as a comparison is identical to the proposed Merger. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which it is being compared.

     Pursuant to a letter agreement dated September 26, 1996 (the "Engagement Letter"), the Company engaged Merrill Lynch to provide investment banking advice and services to the Special Committee in connection with its review and analysis of the Lee Group's proposal. The Company agreed to pay Merrill Lynch a fee of $100,000 (the "Advisory Fee") as a retainer upon execution of the Engagement Letter. In addition, if the Merger is consummated, the Company has agreed to pay Merrill Lynch additional compensation, based on a percentage of the total consideration for Syratech Common Stock, less the amount of the Advisory Fee. If the Merger is consummated, this additional compensation will be equal to 0.85% of the aggregate consideration to be paid or delivered to stockholders (computed as if all outstanding shares (on a fully diluted basis) were being acquired in the transaction), plus the amount of all indebtedness of the Company assumed, acquired, retired or defeased in the Merger (adjusted for average annual seasonal working capital borrowings), which would total approximately $2.7 million, toward which the Advisory Fee would be credited. Pursuant to the Engagement Letter, the Company has agreed to reimburse Merrill Lynch for reasonable expenses incurred by Merrill Lynch, subject to certain limitations, including fees and disbursements of counsel, and to indemnify Merrill Lynch against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.


     In addition, an affiliate of Merrill Lynch acts as the managing general partner for three publicly registered investment funds (but not THL I) in which Thomas H. Lee is an individual general partner and for which an affiliate of Thomas H. Lee acts as the investment advisor. Merrill Lynch has also provided in the past financial advisory and financing services to Thomas H. Lee and to certain companies affiliated with Thomas H. Lee and such funds. Merrill Lynch identified such relationships to the Company and informed the Company that it did not believe that such relationships would create a conflict of interest for Merrill Lynch in connection with it rendering the Merrill Lynch Opinion. In the ordinary course of business, Merrill Lynch has traded the equity securities of the Company for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. The Company concurs in Merrill Lynch's belief that the relationships described herein did not create a conflict of interest for Merrill Lynch in connection with its rendering of the Merrill Lynch Opinion.


     See "THE MERGER -- Background of the Merger" and "-- Opinion of Financial Advisor."

NON-CASH ELECTION AND PRORATION INTO CASH


     As described herein, a stockholder may make a Non-Cash Election in respect of up to 34.75% of such stockholder's holdings and thereby elect to retain shares of Syratech Common Stock in the Merger. However, if the aggregate number of Electing Shares of all stockholders (other than Management Stockholders) exceeds 868,250, such electing stockholder will receive cash for a portion of such holder's Syratech Common Stock as to which such holder had made a Non-Cash Election as a result of the proration procedures described herein under "THE MERGER -- Non-Cash Election." See "THE MERGER -- Federal Income Tax Consequences -- Stockholders Receiving Cash" for a discussion of the tax consequences of receiving cash.


FORECASTS; LIMITS OF RELIABILITY


     The forecasts set forth under the "THE MERGER -- Certain Forecasts" (which were provided to Merrill Lynch and the Lee Group, including THL I), while presented with numerical specificity, are based upon a number of estimates and assumptions which, though considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, including those set forth herein under "SPECIAL FACTORS/RISK FACTORS," many of which are beyond the control of the Company, and upon assumptions with respect to future business strategies and decisions which are subject to change. The forecasts were not prepared with a view toward compliance with published guidelines of the Commission, the American Institute of Certified Public Accountants, any regulatory or professional agency or body or generally accepted accounting principles. Moreover, Deloitte & Touche LLP, the Company's independent public accountants, has not compiled or examined the forecasts and accordingly, does not express any opinion or any other form of assurance with respect thereto, assume no responsibility for and disclaim any association with the forecasts. While the Company believes the forecasts are based upon reasonable assumptions and estimates, actual results will vary and such variations may be material. Forecasts are necessarily speculative in nature, and it is usually the case that one or more of the assumptions underlying the forecasts will not materialize. Furthermore, the Company does not intend to update or revise the forecasts to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events. Stockholders are cautioned not to place undue reliance on any of the forecasts included herein. Except for the Management Forecasts provided by the Company, the Lee Group (including THL I) did not receive any report, opinion or approval in formulating its decision to proceed with the Merger. See "THE MERGER -- Certain Forecasts."


COMPETITION

     The tabletop, giftware and seasonal products markets are highly competitive. Competition is affected not only by the large number of domestic manufacturers, but also by the large volume of foreign imports. Several of the Company's competitors are larger and may have greater financial resources than the Company. The Company's products may compete indirectly with a broad range of products not offered by the Company. A number of factors affect competition in the sale of tabletop, giftware, seasonal and other products of the types manufactured, imported and sold by the Company. Among these are brand identification, style, design, packaging, price, quality, promotion and the level of service provided to customers. The importance of these competitive factors varies from customer to customer and from product to product. See "THE COMPANY -- Business -- Competition."

DIFFICULTY IN ACHIEVING POST-MERGER BUSINESS STRATEGY

     The post-merger business strategy that has been developed by the Company is based on the Company's operations and the operations of other companies in the tabletop and giftware industries. See "THE COMPANY -- General." After the Merger and after gaining experience with the Company's operations, the Company's management may decide to alter or discontinue certain parts of the post-Merger business strategy described herein and may adopt alternative or additional strategies. In addition, there can be no assurance that such a strategy, if implemented, will be successful or will improve operating results. Moreover, there can be no assurance that the successful implementation of such a strategy will result in improved operating results. Further, other conditions may exist, such as increased competition, or an economic downturn, which may offset any improved operating results that are attributable to such a strategy.

DEPENDENCE UPON KEY PERSONNEL

     The Company is currently dependent upon the ability and experience of its senior management team, including Leonard Florence, Chairman of the Board, President and Chief Executive Officer, E. Merle Randolph, Vice President, Treasurer and Chief Financial Officer, Melvin L. Levine, Vice President of Purchasing, and Alan R. Kanter, Vice President of Sales. The loss of any of these executives could adversely affect the Company. In connection with the Merger, these executives will continue to be employed by the Company pursuant to their current employment agreements with certain modifications. The terms of the employment agreements for these four executives will be five years in the case of Messrs. Florence and Levine and three years in the case of Messrs. Randolph and Kanter. The Company does not maintain policies of "key person" life insurance on the life of any of its executives.

UNCERTAINTY ASSOCIATED WITH THE RETAIL INDUSTRY

     The Company sells its products to retailers, including department and specialty stores, mass market merchandisers, catalogue showrooms, discount wholesalers, warehouse clubs, premium and incentive marketers, drug and supermarket chains, jewelers and home centers and through other channels of distribution. Certain of such retailers have engaged in leveraged buyouts or transactions in which they incurred a significant amount of debt, and some are currently operating under the protection of the federal bankruptcy laws.

     As is customary in the retail industry, the Company generally does not enter into written agreements with customers but relies on orders that are cancelable until shipment.

     The Company's business is sensitive to consumer spending patterns, which in turn are subject to prevailing economic conditions. Future economic recessions could have a material adverse effect on the Company's financial condition and results of operations.

SEASONALITY

     Historically, the Company has realized its highest sales and profit levels in its third and fourth quarters as a result of the buying patterns associated with the Christmas selling season. The Company expects that the recent Rauch acquisition and the acquisitions of certain assets of Potpourri Press and Silvestri (hereinafter described) will intensify the degree of seasonality that the Company historically has experienced as the vast majority of Rauch, Silvestri and Potpourri Press products are Christmas items.

DEPENDENCE UPON FOREIGN SOURCES OF SUPPLY


     Many of the Company's products are manufactured to its specifications by foreign manufacturers located principally in Hong Kong, India, Korea, Taiwan, the People's Republic of China and Japan. In 1996, the Company purchased an aggregate of approximately $104 million of products from approximately 480 foreign manufacturers. No vendor accounted for 10% or more of such purchases in 1996. The Company does not have information on the financial condition of its major foreign vendors, all of which are privately held. Of the Company's foreign purchases in 1996, approximately 92% were from vendors located in the Far East, approximately 4% were from vendors located in India and 4% from vendors in other locations. The Company's arrangements with its manufacturers are subject to the risks of doing business abroad, including risks associated with economic or political instability in countries in which such manufacturers are located, labor strikes and risks associated with foreign currency and potential import restrictions. The Company also is subject to risks associated with the availability of, and time required for, the transportation of products from foreign countries, including shipping losses or lost sales that may result from delays or interruptions in shipping.

PRICE AND AVAILABILITY OF RAW MATERIALS


     Silver used by the Company in the manufacture of its tabletop and giftware products represents less than 5% of its Cost of Goods Sold. Collectively, the Company and its four major competitors in the sterling silver flatware market account for substantially all sterling silver flatware sales in the United States. Prices of silver are subject to fluctuation. The price of silver has ranged, according to the closing prices of Handy & Harman Inc. (the "Handy & Harman Price"), from $3.54 per troy ounce to $6.01 per troy ounce during the five-year period ended December 31, 1996. A prolonged significant increase in silver prices could have a material adverse effect on the Company's results of operations. The Handy & Harman Price for a troy ounce of silver on February 21, 1997 was $5.23. See "BUSINESS -- Manufacturing and Raw Materials."


ENVIRONMENTAL REGULATION

     The Company's silverplating, chrome plating, tool making and painting operations routinely involve the handling of waste materials that are classified as hazardous. The Company also refabricates certain materials used in its silverplating operations. The Company is subject to certain domestic federal, state, local and foreign laws and regulations concerning the containment and disposal of hazardous materials, and therefore, in the ordinary course of its business, the Company incurs compliance costs and may be required to incur clean-up costs. Based upon currently available information, the Company does not expect that the costs of such compliance and clean-up costs will be material. In addition, the Company's C.J. Vander facility is subject to many environmental regulations related to its plating operations in the United Kingdom. However, compliance costs are not expected to be material. Actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by the Company or otherwise adversely affect the demand for its products. In addition, the future costs of compliance with environmental laws and regulations and liabilities resulting from currently unknown circumstances or developments could be substantial and could have a material adverse effect on the Company.

IMPORTANCE OF TRADEMARKS, COPYRIGHTS AND PATENTS

     The Company markets its products under many well-recognized tradenames, including WALLACE SILVERSMITHS(R), INTERNATIONAL SILVER COMPANY(R), TOWLE SILVERSMITHS(R), FARBERWARE(R), TUTTLE STERLING(R), C.J. VANDER LTD.(TM), RAUCH INDUSTRIES, INC.(R), SILVESTRI(R), ROCHARD(R), ELEMENTS(R) and 1847 ROGERS BROS.(R) The success of the Company's various businesses depends in part on the Company's ability to exploit these tradenames as well as certain proprietary designs and trademarks on an exclusive basis in reliance upon the protections afforded by applicable copyright, patent and trademark laws and regulations. The loss of certain of the Company's rights to such designs, trademarks and tradenames or the inability of the Company effectively to protect or enforce such rights could adversely affect the Company. The Company does not believe that there is a significant danger that it will lose its rights to any of its material trademarks and tradenames or be unable effectively to protect or enforce such rights. Although the loss of any other rights to designs, trademarks and tradenames could have negative effects, any such effects are unlikely to be material.

LABOR RELATIONS

     The Company believes that its relationship with its employees is good. The Company's employees are not represented by labor unions; however, Rauch, which merged with the Company on February 15, 1996, was a subject of efforts by UNITE (the "Union") in the fall of 1995 to organize Rauch's employees. A scheduled Union election was postponed because the Union filed unfair labor practice charges against Rauch with the National Labor Relations Board (the "NLRB"). These charges, which related to allegations of threats and promises by Rauch officials and the termination of certain employees, were settled pursuant to an agreement between Rauch and the Union. On May 2, 1996, the NLRB approved the agreement and the Union's request that the petition for an election be withdrawn with prejudice.

     On March 31, 1994 an Administrative Law Judge ("ALJ") designated by the National Labor Relations Board ("NLRB") determined that the Company's subsidiaries Wallace International de P.R., Inc. and International Silver de P.R., Inc. (the "P.R. Subsidiaries") has engaged in unfair labor practices incident to a union election (won by the P.R. Subsidiaries) held in February, 1993 and ordered the P.R. Subsidiaries to refrain from certain conduct and to take certain affirmative action. The ALJ's decision was affirmed by the NLRB on September 22, 1994. Incident to a second union election (also won by the P.R. Subsidiaries) held on June 22, 1994 pursuant to stipulation, the P.R. Subsidiaries were again charged with unfair labor practices. The ALJ again found that the P.R. Subsidiaries had engaged in unfair labor practices. The Company has appealed to the NLRB, and the appeal is pending.

                                  THE COMPANY

GENERAL

     Syratech designs, manufactures, imports and markets a diverse portfolio of tabletop, giftware and seasonal products, including: sterling silver, silverplated and stainless steel flatware; sterling silver, silverplated and brass hollowware; picture frames and photo albums; glassware, woodenware and ceramics; fine porcelain boxes; figurines, waterglobes and Christmas ornaments, trim, lighting and tree skirts.


     The Company's net sales have grown from $82.9 million in 1991 to $169.5 million in 1995, a compounded annual growth rate of approximately 20.0%. For the year ended December 31, 1996, the Company had net sales of $270.9 million, an increase of 59.8% from the same period in 1995. Such growth was achieved primarily through the recent acquisitions, the addition of new products and product categories and expanded distribution of existing products. The addition of new products and product categories has been implemented through both internal development and the acquisition of complementary brands. The Company has grown these acquired brands into substantial product categories by expanding and improving their product lines and distributing them through the Company's distribution channels.


     The Company's strategic goal is to be the leading domestic supplier of tabletop, giftware and seasonal products to retailers. In order to achieve this goal, the Company intends to rely on what it believes to be certain competitive strengths, including its market leadership in key product categories, a broad portfolio of products with well-recognized tradenames, a significant presence within major distribution channels, strong relationships with retailers, its product development expertise and its manufacturing and sourcing capabilities.

     The Company offers a broad portfolio of tabletop, giftware and seasonal products both in terms of the different product categories and multiple retail price points through its "good-better-best" strategy. The Company believes that it is one of the leading domestic manufacturers and marketers of sterling silver flatware and sterling silver and silverplated hollowware, which products are sold under many well-recognized tradenames including Wallace Silversmiths(R), International Silver Company(R), Towle Silversmiths(R) and Tuttle Sterling(R). In addition, the Company believes it is one of the leading domestic manufacturers of Christmas ornaments which, together with other seasonal products, are sold under the Rauch(R), Silvestri(R) and Holiday Workshop(TM) tradenames.

     The Company's products are sold through approximately 30,000 customers, including retail specialty stores, such as jewelry, seasonal and nonseasonal giftware and collectible stores, department stores, mass market merchandisers, catalogue showrooms and warehouse clubs. The Company believes that the recent Rauch, Silvestri and Potpourri Press acquisitions (see "-- Recent Acquisitions" below) will strengthen the Company's presence across multiple distribution channels. In addition, the Company believes it has benefited from the vendor consolidation trend in the retail industry, which has resulted in increased demand for vendors that have the ability to make timely deliveries of a broad range of quality products and provide advertising and other sales support. The Company has a policy of not owning or operating Company outlet stores and believes that this policy further strengthens its relationships with its customers.


     The Company aims at delivering quality products at competitive prices to its customers. The Company relies both on its own domestic manufacturing capabilities and on over 480 vendors located primarily in the Asia Pacific Rim. The Company's products, including imported products, are designed by the Company's design team and independent designers in conjunction with the Company's product development and marketing team. In order to ensure quality, products are generally manufactured using Company-owned tools and dies.


     The Company's post-merger strategy for future growth focuses primarily on
(i) integrating its recent acquisitions, in particular Rauch, Silvestri and Potpourri Press, into the Company's marketing and distribution structure, (ii) continuing to expand the distribution of its existing product lines, both domestically and internationally, by adding new customers and increasing sales to existing customers, (iii) continuing to expand its product lines by introducing new products and product categories, (iv) enhancing its manufacturing, warehousing and distribution capabilities and productivity through investments in new facilities, tools and dies and machinery, rationalization of existing facilities and investments in technology, and (v) pursuing selected acquisitions of complementary product lines and businesses, thereby capitalizing on the Company's distribution capabilities. See "FORWARD-LOOKING STATEMENTS" and "SPECIAL FACTORS/RISK FACTORS -- Difficulty in Achieving Post-Merger Business Strategy."

RECENT ACQUISITIONS

     Rauch. Rauch Industries, Inc. ("Rauch"), a leading domestic manufacturer and marketer of Christmas and other seasonal products, in particular glass and satin tree ornaments, was acquired in February 1996 for approximately $49.6 million. Rauch distributes its products primarily to mass market merchandisers through its own sales force and independent representatives. The acquisition included Rochard, Inc. ("Rochard"), a marketer of fine porcelain boxes sold primarily to high-end specialty and department stores.


     Farberware. In April 1996, the Company acquired certain assets of Farberware Inc., including its name, trademarks and other intellectual property, inventory, tools and dies and machinery and equipment. The purchase price paid by the Company was $32.6 million, subject to adjustment. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Recent Transactions." The Company has been selling the inventory initially purchased and subsequently acquired pursuant to a manufacturing services agreement and, in three separate transactions, has entered into licensing agreements for use by third parties of the Farberware tradename in connection with the sourcing, manufacturing and marketing of (a) certain cookware and bakeware products for a one-time payment of $25.5 million, (b) certain electric products for home use for an annual royalty payment, and (c) Commercial Products (defined as six specified urns and a specified convection oven plus other products to be developed with the prior approval of Farberware Inc.) for annual royalty payments. The Company and Lifetime Hoan Corporation together share the rights to receive royalties under certain other license agreements entered into and assigned to the Company by the prior owner of the Farberware tradename; and, in conjunction with Lifetime Hoan Corporation, the Company expects to continue to grant licenses and intends from time to time to market specific products under the Farberware tradename. See "FORWARD LOOKING STATEMENTS."


     Silvestri. In April 1996, the Company acquired certain inventory and intangibles of the Silvestri Division of FFSC, Inc. ("Silvestri") for approximately $8.6 million. The Silvestri product line consists of high-end Christmas ornaments, collectibles, lighting and trim, as well as other seasonal and nonseasonal giftware and decorative accessories, distributed primarily to specialty and department stores.

     C.J. Vander. In May 1996, the Company acquired C.J. Vander Ltd. ("C.J. Vander"), a manufacturer and marketer of prestigious sterling silver flatware and hollowware with manufacturing locations in Sheffield and London, England for approximately $1.0 million. C.J. Vander's products are distributed primarily to jewelry and other specialty stores in the United Kingdom and Europe.

     Potpourri Press. On November 26, 1996, a wholly-owned subsidiary of the Company acquired inventory, tangible property, intellectual property rights, certain key records (including customer lists, customer files, supplier information, catalogs) and certain contract rights (selected by the Company's subsidiary) of Potpourri Press, a North Carolina-based manufacturer and marketer of Christmas products for a purchase price of approximately $2.3 million plus a $0.2 million promissory note.

INTEGRATION STRATEGY FOR RECENT ACQUISITIONS

     The Company believes that significant opportunities for growth in sales and operating income exist if it can successfully integrate its recent acquisitions into the Company's sales and marketing organization and consolidate and rationalize certain operations. See "FORWARD LOOKING STATEMENTS."

     The Company plans to expand the distribution of Rauch, Silvestri and Potpourri products by marketing them through the Company's established distribution channels and also plans to add new products to their existing lines. By integrating Rauch, Silvestri and Potpourri with the Company's internally developed Holiday Workshop line of seasonal products, the Company has significantly expanded its offerings in this product category, both in terms of types of product and retail price points, and strengthened its presence in major retail channels. In addition, the Company believes that such strengthened presence should provide it with substantial opportunities to cross-sell the Company's tabletop and giftware product lines through Rauch and Silvestri distribution channels. See "FORWARD LOOKING STATEMENTS" and "SPECIAL FACTORS/RISK
FACTORS -- Difficulty in Achieving Post-Merger Business Strategy."

     In order to support the growth in its seasonal business, the Company is in the process of investing in excess of $15 million to expand its manufacturing, warehousing and distribution capabilities, primarily by consolidating warehouse and distribution facilities, building a new customer showroom and acquiring new tools and dies and machinery. These investments, along with the consolidation of certain selling, general and administrative functions, are also designed to generate significant cost savings.

     Through the acquisition of C.J. Vander, the Company believes that it will be able to expand the distribution of its Wallace and Towle sterling silver and silverplated product lines into the European market, primarily through C.J. Vander's existing distribution channels. In addition, the Company intends to expand the distribution of C.J. Vander products in the United States, in particular through the Rochard sales force, which consists of independent representatives who sell to high-end specialty and department stores.

     During the summer of 1996, the Company commenced marketing a water-purification device under the name "Glacier Pure by Farberware." The Company also intends to capitalize on the Farberware brand name recognition by introducing new tabletop products under that tradename beginning in 1997.

                              THE SPECIAL MEETING
MATTERS TO BE CONSIDERED


     The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt the Merger Agreement entered into between THL I and Syratech, and the transactions contemplated thereby, including the Merger. If the Merger is approved by the stockholders of Syratech, THL I will merge with and into Syratech, and each share of Syratech Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Syratech Common Stock held by Syratech or any wholly owned subsidiary thereof
(ii) 35,232 shares of Syratech Common Stock which will be contributed to the Company by Leonard Florence upon the Merger and which will then be canceled and retired and (iii) shares of Syratech Common Stock subject to appraisal rights) will be entitled, at the election of the holder and subject to the terms described herein, either (a) to receive $32.00 in cash (except that Leonard Florence will be entitled to receive only $28.00 in cash) or (b) to retain one fully paid and nonassessable share of Syratech Common Stock. The right to retain Syratech Common Stock will be limited in the case of each stockholder to 34.75% of such holder's shares of Syratech Common Stock, other than (i) Leonard Florence who is required by the Merger Agreement to retain 528,472 shares of Syratech Common Stock and (ii) Faye A. Florence, Alan R. Kanter, Melvin L. Levine and E. Merle Randolph, who intend to retain an aggregate of 123,766 shares of Syratech Common Stock. In addition, because no more than an aggregate of 868,250 shares of Syratech Common Stock may be retained by existing stockholders (other than Management Stockholders), such stockholder's right to retain Syratech Common Stock is subject to proration as set forth in the Merger Agreement and described in this Proxy Statement/Prospectus. If the Merger is approved, the common stock of THL I will be converted into 3,131,780 shares of Syratech Common Stock less the number of shares (not to exceed 781,250) retained by existing stockholders (other than Management Stockholders). The shares of Syratech Common Stock to be owned by the affiliates of Thomas H. Lee Company immediately following the Merger will represent a maximum of approximately 82.8% of the Syratech Common Stock expected to be issued and outstanding after the Merger (see "THE MERGER -- Conversion of THL I Stock").



     Immediately after the Effective Time, no fewer than 3,784,018, and no more than 3,871,018 shares of Syratech Common Stock will be issued and outstanding. If the Warrants are exercised in full immediately following the Merger, 241,533 additional shares of Syratech Common Stock will be issued, resulting in a total of no fewer than 4,025,551, and no more than 4,112,551, shares of Syratech Common Stock issued and outstanding at such time. The Merger Agreement (including the principal exhibits thereto) is attached to this Proxy Statement/Prospectus as ANNEX I. See "THE MERGER" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT." The Board of Directors of Syratech has, by unanimous vote of those members attending and voting (certain of those Directors present who are also officers of the Company having abstained), approved the Merger Agreement and recommended that the Company's stockholders vote FOR approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.

REQUIRED VOTES


     The affirmative vote of stockholders holding 4,349,616 shares of Syratech Common Stock, being a majority of the shares of Syratech Common Stock entitled to vote thereon, is required to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.



     As at January 31, 1997, directors and officers of the Company, their affiliates and associates and certain of their relatives and advisers, collectively owned of record 3,659,101 shares (approximately 42%) of the outstanding Syratech Common Stock. All of such persons have informed the Company that they intend to vote their shares of Syratech Common Stock in favor of the resolution to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. Approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by at least a majority of unaffiliated holders of Syratech Common Stock is not required.


VOTING AND REVOCATION OF PROXIES

     Shares of Syratech Common Stock that are entitled to vote and are represented by a Proxy properly signed and received at or prior to the Special Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a Proxy is signed and returned without indicating any voting instructions, shares of Syratech Common Stock represented by such Proxy will be voted FOR the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of Syratech is not currently aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act thereon in accordance with their best judgment. The persons appointed as proxies may not exercise their discretionary voting authority to vote any Proxy in favor of any adjournments or postponements of the Special Meeting if such proxy contains an instruction to vote against the approval of the Merger Agreement.

     Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares represented by such Proxy are voted at the Special Meeting by (i) attending and voting in person at the Special Meeting, (ii) giving notice of revocation of the Proxy at the Special Meeting, or (iii) delivering to the Secretary of Syratech (a) a written notice of revocation or (b) a duly executed Proxy relating to the same shares and matters to be considered at the Special Meeting, bearing a date later than the Proxy, previously executed. Attendance at the Special Meeting will not in and of itself constitute a revocation of a Proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Syratech Corporation, 175 McClellan Highway, East Boston, Massachusetts 02128-9114, Attention: Secretary, and must be received before the taking of the votes at the Special Meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM


     Only holders of Syratech Common Stock at the close of business on March 5, 1997 will be entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, the Company had outstanding and entitled to vote 8,699,231 shares of Syratech Common Stock. Shares of Syratech Common Stock represented by Proxies which are marked "abstain" or which are not marked as to any particular matter or matters will be counted as shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" shares that are voted by brokers will be counted as shares present for purposes of determining the presence of a quorum on all matters, but will not be treated as shares having voted at the Special Meeting as to any proposal as to which authority to vote is withheld by the broker.

     The presence, in person or by proxy, at the Special Meeting of the holders of at least 4,349,616 shares of Syratech Common Stock, i.e., a majority of the shares of Syratech Common Stock outstanding on the record date, is necessary to constitute a quorum for the transaction of business. The affirmative vote of the holders of 4,349,616 shares of Syratech Common Stock, i.e., a majority of the votes entitled to be cast by the holders of all outstanding shares of Syratech Common Stock, is necessary to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. THE TRANSACTION HAS NOT BEEN STRUCTURED SO THAT APPROVAL OF AT LEAST A MAJORITY OF UNAFFILIATED HOLDERS OF SYRATECH COMMON STOCK IS REQUIRED. Abstentions will be counted as present for the purposes of determining whether a quorum is present but will not be counted as votes cast in favor of the Merger Agreement. Because the vote on the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the approval of a majority of the votes entitled to be cast by the holders of all outstanding shares of Syratech Common Stock, abstentions will have the same effect as a vote against this proposal.


SOLICITATION OF PROXIES

     The Company will bear the cost of the solicitation of Proxies and the cost of printing and mailing this Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of the Company may solicit Proxies from stockholders of the Company by telephone, telegram or in person. Such directors, officers and employees will not be additionally compensated for any such solicitation but may be reimbursed for outstanding out-of-pocket expenses in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for their forwarding of solicitation material to the beneficial owners of shares held of record by such persons and the Company will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.


     Morrow & Co., Inc. will assist in the solicitation of Proxies by the Company for a fee of $4,000.00, plus reasonable out-of-pocket expenses.


     HOLDERS OF SYRATECH COMMON STOCK SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. ONLY HOLDERS OF SYRATECH COMMON STOCK WHO WISH TO MAKE A NON-CASH ELECTION ARE REQUIRED TO SEND STOCK CERTIFICATES WITH THEIR FORM OF ELECTION (AS DEFINED BELOW). SEE "THE MERGER -- NON-CASH ELECTION" AND
"-- NON-CASH ELECTION PROCEDURE."

                                   THE MERGER
BACKGROUND OF THE MERGER

     References to the "Merger Agreement" in this section and in "-- Opinion of Financial Advisor" below refer to the Merger Agreement as of October 23, 1996. Neither the Special Committee nor Merrill Lynch reviewed the Merger Agreement as amended.


     Representatives of the Thomas H. Lee Company first met with Mr. Leonard Florence to discuss the possible purchase by Syratech of the interests of certain funds affiliated with Thomas H. Lee Company in FFSC, Inc. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Recent Transactions."


     In the late spring of 1996, partly to increase the visibility and daily trading volume of Syratech Common Stock, Syratech retained Merrill Lynch in connection with a contemplated public offering of Syratech Common Stock.

     In early July 1996, representatives of the Thomas H. Lee Company indicated to Leonard Florence an interest in exploring the potential acquisition of Syratech by Thomas H. Lee Equity Fund III, L.P., the Thomas H. Lee Company and certain of its affiliates (collectively, the "Lee Group"). In connection therewith, a confidentiality agreement was executed on July 11, 1996. The Lee Group pursued its preliminary due diligence investigation in July and early August 1996, and meetings were held on August 7, 1996 and August 21, 1996 between representatives of the Lee Group and Mr. Florence and other representatives of Syratech with regard to such due diligence.

     On August 21, 1996, the Lee Group furnished to Syratech a due diligence request list. Thereafter, the Lee Group continued its due diligence investigation, including visits to Syratech facilities. Further meetings between the parties occurred on September 9, 1996, September 16, 1996, September 19, 1996 at which the Lee Group's due diligence investigation was pursued and the parties' divergent views regarding the terms of the transaction were discussed.

     On September 11, 1996, Mr. Florence contacted Merrill Lynch regarding the meetings to date. On September 13, 1996, at the request of Mr. Florence, representatives of Merrill Lynch met with Mr. Florence at the Company's headquarters. At this meeting, Mr. Florence disclosed to Merrill Lynch the progress of the discussions with the Lee Group to date. The representatives of Merrill Lynch suggested that the Company's contemplated public offering be held in abeyance pending resolution of this matter, that the Board of Directors be informed of the discussions with the Lee Group and that a Special Committee of the Board be established to act on behalf of the Board with respect to this matter.

     On September 24, 1996, the Lee Group delivered to Mr. Florence the following letter:

     September 24, 1996

     Mr. Leonard Florence
     Chairman of the Board,
     Chief Executive Officer,
     President and Director
     Syratech Corporation
     175 McClellan Highway
     East Boston, MA 02128

     Dear Mr. Florence:

     The Thomas H. Lee Company is interested in pursuing with you a transaction which would result in our acquiring all of the outstanding capital stock of Syratech Corporation (the "Company"). Based on our review of available information to date, we believe a price per share of $28 to $30, payable in cash, is feasible based on the assumption that there are approximately 8.9 million shares currently outstanding on a fully diluted basis. This would represent a total equity value of approximately $249 to $267 million.

     In our view, this transaction would position the Company and its employees for an exciting future while maximizing value for the Company's shareholders. In order to move forward, we request that you grant to us and to our representatives and prospective financing sources access to the Company's books, records and senior management subject, of course, to appropriate confidentiality provisions.

     We believe that the commitment and involvement of you and your management team are critical to the future success of the Company, and our preliminary proposal contemplates your retention of an appropriate ownership interest in the Company and agreements with respect to the future employment of you and your management team with the Company. Simultaneously with the performance of due diligence, we would hope to discuss with management their roles in the future of the Company.

     Thomas H. Lee Equity Fund III, L.P. has available equity commitments of over $1 billion, and is prepared to make a significant investment in the Company. In addition, we have had discussions with prospective financing sources, and based on those discussions, we are confident that we can secure commitments for the balance of the financing needed to fund the acquisition of the Company. We expect that such commitments can be obtained promptly.

     We are only interested in pursuing a transaction that has the endorsement of the Company's Board of Directors. In light of our approach to the transaction and while we recognize that your Board must take appropriate action in the best interest of your shareholders, we are not prepared to participate in a public auction process. Of course, we trust that the contents of this letter and its existence will remain confidential.

     The Thomas H. Lee Company has been in existence since 1974 and during that time has completed over 100 transactions. We look for attractive investment opportunities in companies which we can help grow through the use of our capital and expertise. Many of our portfolio companies have grown dramatically, providing job opportunities and other economic benefits for the communities in which they operate. We intend to continue the current operations and facilities of the Company and believe that our acquisition of the Company will provide significant benefits to the many stakeholders in the Company, including its employees, suppliers and customers and the communities in which the Company operates.

     We believe that our proposal presents an attractive opportunity for the Company and its shareholders and are eager to proceed. If given the opportunity, we would expect to complete our diligence review, reach agreement with management on its role in the future of the Company and negotiate a definitive acquisition agreement within the next few weeks. Our legal and financial advisers stand ready to commence work.

     We would be pleased to make a presentation to your Board of Directors, and if this is deemed desirable, request that a meeting be scheduled as soon as practicable. In the meantime, should you have any questions, please direct them to myself, Scott A. Schoen or Thomas M. Hagerty. We can be reached at 617-227-1050.

                                          Sincerely,

                                          THOMAS H. LEE EQUITY FUND III, L.P.

                                          By: /s/  David V. Harkins

                                            ------------------------------------
                                                 David V. Harkins
                                               President
                                               THL Equity Trust, III General
                                                 Partner
                                               THL Equity Advisors III, Limited
                                                 Partnership, General Partner
                                               THL Equity Fund III, Limited
                                                 Partnership

     On the same date, Mr. Florence convened a Special Meeting of the Board. At the meeting Mr. Florence disclosed that he had received the foregoing letter, which was the first written proposal, from the Lee Group expressing an interest in pursuing an acquisition of Syratech at a price of $28 to $30 per share in cash. Mr. Florence informed the Board that, as mentioned in the letter, the acquisition was predicated upon and would involve the continuing commitment and involvement of Mr. Florence and other members of Syratech management, the retention by Mr. Florence of an ownership interest in the enterprise following the acquisition and the execution of agreements with respect to future employment. At that meeting, the Board decided that the preliminary proposal and discussions with the Lee Group regarding a definitive proposal should be evaluated and, if advanced to a definitive proposal that merited negotiation of a definitive agreement, that negotiations to such end should be conducted. In addition, in light of the contemplated participation by Mr. Florence and, possibly, other members of Syratech management in the transaction, the Board designated Messrs. Irwin Chafetz, Harold Cohen and Jerry
R. Jacob as members of a Special Committee, with Mr. Chafetz as Chairman, for the purpose of evaluating any proposal received from the Lee Group and conducting any further discussions with the Lee Group; and it authorized the retention by the Special Committee of financial and legal advisors at Syratech's expense.

     During the following week, the Special Committee interviewed representatives of various investment banking and law firms for the purpose of retaining independent financial and legal advisors. As a result of such interviews, the Special Committee retained Merrill Lynch (which, as noted above, had previously been retained by the Company to be the underwriter of a contemplated offering of Syratech Common Stock, which was being held in abeyance) and Wachtell, Lipton, Rosen & Katz, as its financial and legal advisors, respectively. On September 27, 1996, Merrill Lynch, the Lee Group, Morgan Stanley and potential financing sources conducted due diligence, both at Syratech headquarters and at the offices of Thomas H. Lee Company. Such due diligence, with the Lee Group, Morgan Stanley and potential financing sources, continued during the following week.

     On September 27, 1996, the Company provided Merrill Lynch with a preliminary draft of the Management Forecasts and Merrill Lynch conducted oral inquiries and due diligence with respect thereto. On October 4, 1996, the Company provided Merrill Lynch and the Lee Group with the Management Forecasts reprinted herein.

     On Friday, October 4, 1996, the Special Committee met with its advisors for the purpose of beginning its evaluation of the Lee Group's proposal. At this meeting, the Special Committee, together with its advisors, reviewed the terms of the Lee Group's proposal and received preliminary advice from Merrill Lynch that the financial terms of the proposal appeared to be below preliminary valuation ranges. The Special Committee also considered alternatives that might be available to Syratech, such as the possibility of rejecting an acquisition transaction in favor of a public equity offering and the possibility of seeking a potential strategic partner that would be willing to purchase Syratech at a higher price. At the end of this meeting, the Special Committee undertook to consider further the Lee Group's proposal during the following week, with a view toward a further meeting of the Special Committee to consider the proposal on October 11.

     On Monday, October 7, 1996, representatives of the Lee Group, potential financing sources and Morgan Stanley met with representatives of Syratech, including Mr. Florence, to conduct further due diligence. Also during the week of October 7, 1996, representatives of the Lee Group sent to the Special Committee's advisors a proposed Merger Agreement with respect to the transaction, and the Special Committee's legal advisors gave general preliminary comments with respect thereto. Among the items proposed therein were shareholder agreements on the part of Mr. Florence and other participating members of management to vote shares of Syratech's Common Stock held by them in favor of the Merger and/or to grant proxies with respect to such shares in favor of the Lee Group so that such shares could be voted directly by the Lee Group in favor of the Merger. The Special Committee's legal advisors informed the Lee Group's legal advisors that such proposal was unacceptable and insisted that ways in which Mr. Florence's equity position would not determine the outcome of the stockholder vote with respect to the Merger should be explored.

     On Friday, October 11, 1996, the Special Committee met with its advisors and continued its evaluation of the Lee Group's proposal. At this meeting, the Special Committee received oral advice of Merrill Lynch that the financial terms of the Lee Group's proposal were unfair and inadequate from a financial point of view. In addition, the Special Committee's legal advisors reviewed with the Special Committee various structural issues with respect to the Lee Group's proposal. After this meeting, the Special Committee's advisors contacted representatives of the Lee Group, informed them that the current proposal was unfair and inadequate and did not merit beginning negotiations with respect to a definitive agreement and urged them to improve the terms of their offer if they wished to pursue an acquisition of the Company. Within a few days thereafter, during the week of October 14, the Lee Group's legal advisors sent to the Special Committee's legal advisors a revised proposed Merger Agreement.

     On Tuesday, October 15, 1996, representatives of the Lee Group contacted the Special Committee's advisors to inform them that the Lee Group had raised the proposed price to be paid to Syratech stockholders in the Merger to $31 per share in cash and that the request for the shareholder and lockup agreements on the part of Mr. Florence and other participating members of management had been dropped. On October 15 and October 16, the Special Committee was briefed on and considered the revised offer with its advisors, as well as the terms of the revised proposed Merger Agreement. On October 15, the Special Committee received oral advice from Merrill Lynch that the financial terms of the Lee Group's proposal were inadequate from a financial point of view and that a strategic buyer for Syratech, if one could be found, might be better able and willing to pay more to acquire Syratech than a financial buyer.

     On October 16, the Special Committee's advisors contacted representatives of the Lee Group to inform them that the $31 per share offer was inadequate to commence negotiations with respect to a definitive agreement and to urge the Lee Group to put their best offer forward so that the Special Committee could determine whether the transaction merited pursuing. In addition, with respect to the revised proposed Merger Agreement, the Special Committee's advisors asked for a specific quantitative proposal with respect to the termination fees and expense reimbursements contemplated by the agreement, to restructure the termination fee so that it would be more in the nature of a "topping" fee payable in the event that a superior transaction were obtained, to supply commitment letters with respect to financing for the transaction and to consider alternative structures more responsive to the Special Committee's concern that Mr. Florence's equity position would determine the outcome of the stockholder vote with respect to the transaction. On the same date, the Lee Group's legal advisors sent to the Special Committee's legal advisors a revised proposed Merger Agreement.

     Also, on October 16, 1996, Merrill Lynch was given authority by the Company, the Special Committee and the Lee Group to solicit expressions of interest in an acquisition from certain potential strategic buyers selected by the Company in consultation with Merrill Lynch, which process was begun on such date by Merrill Lynch. Merrill Lynch continued its efforts with respect to such solicitation regularly through October 22, and the Special Committee was kept abreast of all developments.

     On the evening of Friday, October 18, 1996, representatives of the Lee Group contacted the Special Committee's legal advisors and informed them that, in response to the Special Committee's request, the Lee Group had increased its offer to a price of $32 per share in cash, for a transaction structured substantially along the lines of the proposed Merger Agreement most recently delivered, and that this price was the best and last offer of the Lee Group, with no incremental value to be delivered thereafter. At this time, representatives of the Lee Group provided draft financing commitments consistent with this proposal to the Special Committee's legal advisors. The Lee Group requested that negotiations toward definitive documentation and Board approval occur over the following weekend with a view toward announcing that a definitive agreement had been entered into by the morning of Monday, October 21. Thereafter, on the evening of October 18, the Chairman of the Special Committee spoke with the Special Committee's advisors, and it was decided that, due to the need for adequate time to review and consider the Lee Group's most recent proposal and convene a meeting of the Special Committee and the pendency of inquiries by the Special Committee's financial advisors to potential strategic acquirors, the Special Committee would meet on Monday, October 21, to review the most recent proposal with a view toward a definitive response to the Lee Group immediately thereafter, and that the Special Committee's legal advisors would deliver comments with respect to the revised proposed Merger Agreement over the intervening weekend. This proposed course of action was then communicated to representatives of the Lee Group. At this time, representatives of the Lee Group were requested to provide revised draft financing commitments reflecting the improved offer.

     Over the weekend of Saturday and Sunday, October 19 and 20, 1996, the Special Committee's legal advisors discussed the revised proposed draft Merger Agreement with the Lee Group's legal advisors and reached substantial agreement with respect to certain issues, but sought improvements with respect to

(i) price, (ii) the voting of shares held by Mr. Florence, (iii) Syratech's ability to respond to indications of interest following execution of the Merger Agreement, (iv) the circumstances under which Syratech or the Lee Group could terminate the Merger Agreement and a termination fee become payable and (v) the size of the termination fee and expense reimbursements. The Special Committee's legal advisors also stated that, in connection with entering into the Merger Agreement, the possibility of obtaining a superior proposal thereafter should be preserved, subject to the termination fee provisions under discussion, and that outstanding Rights under Syratech's Rights Agreement should be redeemed promptly to provide fewer obstacles with respect thereto.

     The Special Committee met with its advisors on the morning of Monday, October 21, 1996. At this meeting, the developments over the preceding week, both with respect to the Lee Group and potential strategic acquirors, were reviewed, as well as the terms of the Merger Agreement, including unresolved issues. In this connection, Merrill Lynch told the Special Committee that, while certain inquiries were still pending, no potential strategic acquiror had shown significant interest in acquiring the Company. Thereafter, at the direction of the Special Committee, the Special Committee's advisors spoke with representatives of the Lee Group and communicated to them that the Special Committee requested improvements in the proposal with respect to each of the five issues listed above, and particularly with respect to price, but that in-person negotiations could begin. In particular, the Special Committee's advisors noted that one way in which the price to the public stockholders could be raised would involve an acquisition in which Mr. Florence received a lower price per share than other stockholders. The Special Committee's advisors suggested that this possibility be considered in that, unlike other stockholders, Mr. Florence would retain an opportunity to participate in Syratech's future results through his continued equity interest. Representatives of the Lee Group stated that the group would need time to consider the Special Committee's request and would reply later that day. On the afternoon of October 21, representatives of the Lee Group contacted the Special Committee's advisors to inform them that this two-tiered pricing structure was being considered, but that the Lee Group would not raise the $32 per share offer to Syratech stockholders and that, following a review of recent comparable transactions, the Lee Group was proposing that the transaction have a termination fee of 3.75% of the total equity value and that expense reimbursements be up to a maximum of 0.75% of the total equity value. This contrasted with the Lee Group's prior proposal of 4.25% plus an unlimited amount for out of pocket expenses. The Special Committee's advisors informed the Lee Group's representatives that a price increase was still being sought and that the two-tiered pricing structure should be seriously considered for the reasons described above. Later on the evening of October 21, representatives of the Lee Group contacted the Special Committee's legal advisors to inform them that a two-tiered pricing structure had been considered and discussed with Mr. Florence and that Mr. Florence had been unwilling to agree to such a structure.

     The Special Committee met again with its advisors beginning on the morning of Tuesday, October 22, 1996 and continuing intermittently throughout the day. At this meeting, the developments over the preceding day and the open issues with respect to the Merger Agreement were reviewed. In this connection, Merrill Lynch told the Special Committee that it had completed its solicitation of expressions of interest from those potential strategic acquirors that it had been authorized to contact, that none of such parties had expressed interest in proceeding with an acquisition and that none of such parties had expressed a willingness to conduct the requisite due diligence with respect to Syratech. The Special Committee continued to request improvements with respect to the five issues listed above. In addition, the Special Committee, through its advisors, sought to have the Lee Group improve its $32 per share offer by adding a contingent value right to the cash consideration offered. The Lee Group rejected this proposal, stating that $32 was the highest price it would be willing to pay for shares of Syratech Common Stock. The Chairman of the Special Committee and the Special Committee's advisors then met with representatives of the Lee Group and the Lee Group's advisors to discuss remaining issues, particularly price and the size of the termination fee and expense reimbursements. Thereafter, on the evening of October 22, in-person negotiations were begun among representatives of the Lee Group and its advisors, the Special Committee and its advisors and Syratech's legal advisors, in which the Lee Group reiterated that no improvement in the $32 price per share would be offered, but proposed that, to be responsive to the interests of the Special Committee and to afford Syratech stockholders in addition to Mr. Florence the opportunity to participate in future results, the Lee Group would permit all stockholders, subject to certain limitations, to elect to receive consideration in the form of continuing equity. Negotiations continued until late on the evening of October 22 for improvements in all issues, at which time agreement was reached with respect to all principal terms of the Merger.

     In reaching the conclusion that the initial and interim proposals of the Lee Group were inadequate, the Committee was influenced primarily by the advice of Merrill Lynch that the prices offered were not within the range preliminarily computed by Merrill Lynch; and the Committee's conclusions were also influenced by the belief that, based upon comparable transactions, the breakup fees and expense allowances proposed by the Lee Group were at unacceptable levels.

     Late on the evening of October 22, a meeting of Syratech's Board of Directors was convened and continued into the early morning of October 23, 1996. All of the Directors of the Company were present, except Messrs. Alan Perlman and Harold Roitenberg, each of whom had previously informed the Company that he would be unable to attend. Also present at the meeting were Faye A. Florence, Vice President, Secretary and General Counsel of the Company, representatives of Paul, Weiss, Rifkind, Wharton & Garrison, regular outside counsel to the Company, representatives of Merrill Lynch & Co., financial advisor to the Special Committee, a representative of Wachtell Lipton Rosen & Katz, counsel to the Special Committee, and representatives of Skadden Arps, Meagher, Slate & Flom, special counsel to Mr. Florence and certain other Management Stockholders. At such meeting, the Special Committee unanimously recommended that the Board approve and adopt the Merger and the Merger Agreement. The Special Committee and its advisors reported to the Board in detail the reasons for its recommendation of the Merger and the Merger Agreement.


     At the beginning of the Board meeting, the Special Committee's legal advisor requested that each Director disclose any potential conflict that such Director may have in connection with the proposed Merger. Mr. Florence noted that, unlike the other stockholders, he is required by the terms of the proposed merger agreement to retain 714,400 shares (since reduced to 528,472 shares to take into account the contribution to the Company by Mr. Florence of 63,696 shares, an additional contribution of 35,232 shares to the Company that will be made by him concurrent with the Merger and a charitable contribution of 87,000 shares made by him) of his Syratech Common Stock and he is not subject to any proration. E. Merle Randolph and Melvin L. Levine, Directors of the Company, who are also executive officers thereof, each stated that he planned to elect to retain a certain portion of his shares and that he was aware that the Management Stockholders would not be subject to proration with respect to the shares that they elected to retain and that he expected to continue as an executive officer of the Company following the Merger.


     The Special Committee's legal advisor then reviewed at length the activities of the Special Committee and its advisors since appointment of the Special Committee, discussing in his presentation the matters set forth above.

     Following this presentation a representative of Merrill Lynch described the four-week negotiations between the Special Committee and its advisors, on the one hand, and representatives of the Lee Group, on the other hand. Representatives of Merrill Lynch then distributed copies of analyses prepared by Merrill Lynch in the process of formulating its view of the proposed merger.

     Merrill Lynch's valuation analyses as set forth in the presentation materials distributed to the members of the Board were then described in detail. The Merrill Lynch representative noted, based on the financial data and its analyses, that Syratech was not directly comparable to any other company and had had a limited opportunity to tell its story, that Syratech had limited research coverage and a limited number of shares held by non-affiliates reducing the liquidity of Syratech's common stock and that in Merrill Lynch's view, its common stock was undervalued. Possible alternatives for Syratech, including a public offering of stock, were then discussed.

     The Merrill Lynch representative noted that based on its analyses a strategic buyer, if available, would probably be able to offer the highest price for Syratech. He stated that in a limited time period, Merrill Lynch had conducted the strategic market check as described above, that Merrill Lynch had been authorized to contact and solicit interest from certain potential strategic buyers selected by the Company in consultation with Merrill Lynch, and that Merrill Lynch believed that such potential buyers were among those most likely to be interested in a possible acquisition of Syratech and among those most likely to ascribe the highest value to the Company. The Merrill Lynch representative stated that none of the strategic buyers it had been authorized to contact had expressed interest in proceeding with an acquisition or conducting the requisite due diligence. Merrill Lynch did not make inquiries concerning the interest of potential financial buyers because it had not been authorized to do so.

     At the conclusion of his presentation, the Merrill Lynch representative delivered an oral opinion that the cash consideration to be received by the holders of shares of Common Stock of the Company (other than shares held by Mr. Leonard Florence, shares to be cancelled pursuant to the Merger Agreement and dissenting shares) in the Merger was fair to such holders from a financial point of view.

     The Chairman of the Special Committee then made a presentation on behalf of the Special Committee. He noted the extensive work that had been done by the Committee with the assistance of its financial and legal advisors and expressed the view that the process had been exhausted and that, based in part on the Merrill Lynch presentation, it would not be possible to obtain a better price from the Lee Group or from any other potential buyer in the near term. The other members of the Committee expressed a similar view and suggested that, based on the past market performance of Syratech Common Stock and, in part on the Merrill Lynch presentation, without an acquisition transaction, it seemed unlikely that Syratech's Common Stock would reach the level of the Lee Group's offer in the near term. The members of the Special Committee stated that they were unanimously of the conclusion that the transaction proposed by the Lee Group was in the best interest of the Company and its stockholders.

     The Special Committee's legal advisor next described in detail the terms of the Merger Agreement and certain legal matters.


     The Special Committee and its advisors then responded to a series of questions, and Mr. Florence then expressed his view that the proposed Merger was in the best interest of the Company and its stockholders. After further extensive discussion and deliberation (including consideration of the factors noted below under "Reasons for the Merger; Recommendation of the Board") a motion to approve the Merger Agreement and the transactions contemplated thereby and to recommend approval thereof to the stockholders of the Corporation was made, seconded and unanimously carried by vote of those Directors present and voting. Messrs. Florence, Levine and Randolph, the directors who abstained from that vote, expressed concurrence with the Board's action but abstained from voting on the motion because of their perceived conflicts of interest as above and elsewhere herein described.



     On February 10, 1997, the Company released its operating results for the year ended December 31, 1996. After reviewing these operating results with its proposed financing sources during the week of February 10, THL I determined that a new financing structure was required to effect the Merger. On February 13, representatives of THL I and their counsel met with Mr. Florence and other executive officers of the Company. At that meeting, it was agreed that: (i) Mr. Florence would receive $28.00 per share for those shares of Company Common Stock being cashed out; (ii) Mr. Florence would retain 528,472 shares of Company Common Stock and would contribute 35,232 shares of Company Common Stock to the Company; (iii) the aggregate number of shares which public stockholders could retain would be increased by 87,000 shares; and (iv) THL I's investment in the Company following the Merger would be comprised of not more than $100.2 million in Company Common Stock and up to $18.0 million in Cumulative Redeemable Preferred Stock. On February 14, 1997, THL I received (and delivered to the Company) executed financing commitment letters in connection with this new financing arrangement.



     On Friday, February 14, 1997, the Company's Board of Directors approved an amendment to the Restated Agreement and Plan of Merger, which embodied the terms agreed upon by the Company's Management and representatives of THL I. Because the amendment did not affect the price payable to or otherwise adversely affect any stockholders other than Mr. Florence, the Company's Board of Directors did not reconvene the Special Committee or seek a supplemental opinion from Merrill Lynch.


RECOMMENDATION OF THE BOARD; REASONS FOR THE MERGER

     The Board has determined the Merger to be fair to and in the best interests of Syratech and its stockholders. See "SPECIAL FACTORS/RISK FACTORS." ACCORDINGLY, AS STATED ABOVE, THE BOARD HAS

BY THE UNANIMOUS VOTE OF THOSE DIRECTORS PRESENT AND VOTING APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER; AND THE BOARD RECOMMENDS THAT SYRATECH STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. THE RECOMMENDATION BY THE BOARD THAT THE COMPANY'S STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY IS NOT, AND SHOULD NOT BE CONSIDERED TO BE, A RECOMMENDATION THAT STOCKHOLDERS ELECT TO RETAIN OR, ALTERNATIVELY, THAT STOCKHOLDERS DO NOT ELECT TO RETAIN SHARES OF SYRATECH COMMON STOCK HELD BY THEM IN THE MERGER.

     As described above, the decision of the Board to approve, and recommend adoption and approval by Syratech stockholders of, the Merger Agreement and the transactions contemplated thereby, including the Merger followed extensive negotiations between the Special Committee and the Lee Group regarding the terms of the Merger. The Board's deliberations included a detailed review of Syratech's business, results of operations and prospects, including the likelihood of effecting an alternative transaction and the ranges of values to Syratech stockholders that might be achievable in an alternative transaction and the financial and other terms of the proposed Merger. For a statement of the material factors considered by the Board in connection with its approval and recommendation, See "SPECIAL FACTORS/RISK FACTORS -- Reasons for the Merger; Recommendation of the Board."

     THE BOARD RECOMMENDS THAT SYRATECH STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTION CONTEMPLATED THEREBY, INCLUDING THE MERGER.

     Five of the six members of the Board who voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, were non-employees of the Company and its subsidiaries. The sixth voting member is an officer of a subsidiary of the Company.

OPINION OF FINANCIAL ADVISOR

     As stated above, Merrill Lynch was retained to act as the financial advisor to the Special Committee (composed entirely of independent directors) in the Merger. On October 22, 1996, Merrill Lynch rendered its oral opinion to the Company's Board of Directors which was subsequently confirmed in a written opinion (the "Merrill Lynch Opinion") dated October 23, 1996, a copy of which is included herein as Annex II that, as of such dates and based upon the assumptions made, matters considered and limits of review in connection with such opinions, the cash consideration to be received by the holders of shares of Common Stock of the Company (other then shares held by Mr. Leonard Florence, shares to be canceled pursuant to the Merger Agreement and dissenting shares) in the Merger was fair to such holders from a financial point of view. No limitations were imposed by the Company's Board of Directors upon Merrill Lynch with respect to the investigations made or the procedures followed by it in rendering its opinion except that Merrill Lynch was not authorized to, and did not, solicit any indications of interest from any potential third party, either financial or strategic, to acquire all or any part of the Company other than a group of potential strategic buyers selected by the Company in consultation with Merrill Lynch, as described above.

     In rendering its opinion, Merrill Lynch, (i) reviewed Syratech's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1995 and Syratech's Forms 10-K and the related unaudited financial information for the quarterly periods ending March 31, 1996, and June 30, 1996; (ii) reviewed a draft of Syratech's Form S-3 dated September 12, 1996;
(iii) reviewed certain information, including the Management Forecasts relating to the business, earnings, cash flow, assets and prospects of Syratech, furnished to Merrill Lynch by Syratech; (iv) conducted discussions with members of senior management of Syratech concerning its businesses and prospects; (v) reviewed the historical market prices and trading activity for Syratech's Common Stock and compared them with that of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to Syratech; (vi) compared the results of operations of Syratech with that of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to Syratech; (vii) compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which Merrill Lynch deemed to be relevant; (viii) reviewed the Merger Agreement, including the financing commitment letters attached thereto; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In rendering its opinion, Merrill Lynch assumed and relied upon the accuracy and completeness of the financial and other information used by it and, with the Company's approval, did not assume any responsibility for independent verification of such information. Merrill Lynch further relied upon the assurances of Management that they were not aware of any facts that would make such information inaccurate or misleading. With respect to the Management Forecasts, Merrill Lynch assumed, with the Company's approval, that (i) such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Management as to the future financial performance of the Company, and (ii) the Company would perform in accordance with such projections. Merrill Lynch did not conduct a physical inspection of the properties and facilities of the Company and did not undertake or obtain any evaluations or appraisals of the assets or liabilities of the Company. The Merrill Lynch Opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated as of the date of the opinion.

     A COPY OF THE MERRILL LYNCH OPINION, DATED OCTOBER 23, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY MERRILL LYNCH, APPEARS AS ANNEX II TO THIS PROXY STATEMENT. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION WAS ADDRESSED TO THE COMPANY'S BOARD, WAS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CASH CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF THE COMPANY OTHER THAN WITH RESPECT TO SHARES HELD BY MR. LEONARD FLORENCE, SHARES TO BE CANCELED PURSUANT TO THE MERGER AGREEMENT AND DISSENTING SHARES AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING OR ANY OTHER MEETING OF THE COMPANY'S STOCKHOLDERS CALLED TO CONSIDER THE MERGER, AND IT DOES NOT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS ELECT TO RETAIN, OR ALTERNATIVELY, THAT STOCKHOLDERS DO NOT ELECT TO RETAIN, SHARES OF SYRATECH COMMON STOCK IN THE MERGER. THIS SUMMARY OF THE MERRILL LYNCH OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     For a summary of certain financial and comparative analyses performed by Merrill Lynch in arriving at its oral opinion delivered to the Company's Board of Directors on October 22, 1996 and its written opinion delivered to the Company's Board of Directors on October 23, 1996 as to the fairness of the proposed cash consideration to be received by the shareholders of the Company (other than with respect to shares held by Mr. Leonard Florence, shares to be canceled pursuant to the Merger Agreement and dissenting shares) pursuant to the Merger Agreement, from a financial point of view see "SPECIAL FACTORS/RISK FACTORS -- Opinion of Financial Advisor."

     Merrill Lynch was not asked to value the stock of the surviving entity and did not do so. In addition, the 1996 and 1997 estimated pro forma EPS and EBITDA numbers used by Merrill Lynch in its analyses were derived from the Management Forecasts and adjusted by Merrill Lynch to exclude extraordinary and nonrecurring items for 1996 and 1997 and to include the full year 1996 effect of acquisitions.


     For a statement of the terms upon which Merrill Lynch was engaged and the disclosure of certain relationships between Merrill Lynch, on the one hand, and Thomas H. Lee and/or Lee Affiliates, on the other, see "SPECIAL FACTORS/RISK FACTORS -- Opinion of Financial Advisor."


     Merrill Lynch is a recognized investment banking firm and, as a customary part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, and valuations for corporate and other purposes. The Special Committee selected Merrill Lynch because of its expertise, reputation and familiarity with the Company, its business and transactions similar to the Merger.

CERTAIN FORECASTS

     See "FORWARD-LOOKING STATEMENTS" elsewhere in this Proxy
Statement/Prospectus.


     Syratech does not as a matter of course make public projections or forecasts as to future sales, earnings or other results, but does prepare forecasts on a confidential basis for internal management use. However, in connection with the negotiation of the Merger Agreement, Merrill Lynch and the Lee Group were provided with certain forecasts for Syratech (the "Management Forecasts"). These forecasts were not prepared with a view towards complying with published guidelines regarding projections and forecasts, but, in the view of Syratech management, were prepared on a reasonable basis and reflect the best currently available estimates and judgments as to the expected future financial performance of Syratech. The fact that the Management Forecasts were furnished to Merrill Lynch and the Lee Group (including THL I) or reprinted herein should not be regarded as an indication that any persons who received the Management Forecasts considered them to be an accurate prediction of future events. The Management Forecasts are included herein only because such forecasts were provided to Merrill Lynch and the Lee Group on October 4, 1996 in connection with the negotiation of the Merger Agreement, and Syratech does not intend to update the Management Forecasts. Except for the Management Forecasts provided to the Lee Group (including THL I) by the Company, the Lee Group (including THL I) did not receive any report, opinion or appraisal in formulating its decision to proceed with the Merger.



     THE MANAGEMENT FORECASTS PROVIDED TO MERRILL LYNCH ON OCTOBER 4, 1996 WERE BASED UPON ESTIMATES AND ASSUMPTIONS AS TO THE MARKET RECEPTION OF THE COMPANY'S FUTURE PRODUCT OFFERINGS AND ABOUT ECONOMIC AND OPERATING FACTORS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS THAT CANNOT BE PREDICTED ACCURATELY AND THAT ARE SUBJECT TO CONTINGENCIES OVER WHICH SYRATECH DOES NOT HAVE CONTROL, INCLUDING THOSE SET FORTH ABOVE UNDER "SPECIAL FACTORS/RISK FACTORS." ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORECASTED RESULTS ARE INDICATIVE OF FUTURE PERFORMANCE OR THAT ACTUAL RESULTS WILL NOT BE MATERIALLY HIGHER OR LOWER THAN THOSE FORECAST. IN ADDITION, THE MANAGEMENT FORECASTS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR IN COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. THE ASSUMPTIONS MADE IN FORMULATING THE FORECASTS WERE NOT REDUCED TO WRITING AND WERE NOT PROVIDED TO MERRILL LYNCH. MOREOVER, AS NOTED ABOVE UNDER "THE MERGER -- OPINION OF FINANCIAL ADVISOR," ALTHOUGH THE PRO FORMA EPS AND EBITDA NUMBERS USED BY MERRILL LYNCH IN ITS ANALYSES WERE DERIVED FROM SUCH FORECASTS, THEY WERE ADJUSTED BY MERRILL LYNCH IN CONNECTION WITH ITS PRESENTATION TO THE BOARD.



     MOREOVER, THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS, NEITHER COMPILED NOR EXAMINED THE FORECASTS AND ACCORDINGLY, DO NOT EXPRESS ANY OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO, ASSUMES NO RESPONSIBILITY FOR, AND DISCLAIMS ANY ASSOCIATION WITH, THE FORECASTS.

     The Management Forecasts do not give effect to the Merger and should be read together with the consolidated financial statements of Syratech contained herein or incorporated herein by reference, with the caveat that past results do not necessarily foreshadow or provide assurance of future performance or results.

                              MANAGEMENT FORECASTS

                                 FULL        FULL        FULL        FULL        FULL        FULL        FULL
                                 YEAR        YEAR        YEAR        YEAR        YEAR        YEAR        YEAR
                                 1995      1996(F)     1997(F)     1998(F)     1999(F)     2000(F)     2001(F)
                               --------    --------    --------    --------    --------    --------    --------
Sales......................... $169,520    $282,409    $326,833    $367,687    $408,133    $450,987    $496,085
Cost of Sales.................  119,836     203,022     231,754     261,058     289,366     319,299     350,732
                               --------    --------    --------    --------    --------    --------    --------
Gross Margin..................   49,684      79,387      95,080     106,629     118,767     131,688     145,353
                                   29.3%       28.1%       29.1%       29.0%       29.1%       29.2%       29.3%
Selling and Administrative....   34,239      54,622      58,996      66,184      73,464      81,178      89,295
                                   20.2%       19.3%       18.1%       18.0%       18.0%       18.0%       18.0%
Other Income Farberware.......               (6,044)       (250)
                               --------    --------    --------    --------    --------    --------    --------
Operating Income..............   15,445      30,810      36,334      40,446      45,303      50,511      56,058
                                    9.1%       10.9%       11.1%       11.0%       11.1%       11.2%       11.3%
Interest Expense..............      287       2,805         377
Interest Income...............   (4,881)       (604)          0        (678)     (2,199)     (4,332)     (6,953)
Other Income..................        0     (12,350)     (2,600)     (3,000)     (3,000)     (3,000)     (3,500)
                               --------    --------    --------    --------    --------    --------    --------
Income Before Taxes...........   20,039      40,959      38,557      44,123      50,502      57,843      66,511
                               --------    --------    --------    --------    --------    --------    --------
Income Taxes (35%)............    6,863      14,335      13,495      16,105      19,191      22,559      26,604
                               --------    --------    --------    --------    --------    --------    --------
Income From Continuing
  Operations..................   13,176      26,624      25,062      28,018      31,311      35,284      39,906
Sale of Syroco, Inc...........   33,023           0
                               --------    --------    --------    --------    --------    --------    --------
Net Income.................... $ 46,199    $ 26,624    $ 25,062    $ 28,018    $ 31,311    $ 35,284    $ 39,906
                               ========    ========    ========    ========    ========    ========    ========
Average Shares................   11,803       8,793       8,793       8,793       8,793       8,793       8,793
Earnings Per Share
  Continuing.................. $   1.12    $   3.03    $   2.85    $   3.19    $   3.56    $   4.01    $   4.54
Earnings Per Share Other...... $   2.79(1) $   0.00
Total Earnings Per Share...... $   3.91(1) $   3.03    $   2.85    $   3.19    $   3.56    $   4.01    $   4.54

---------------

(1) 1995 includes the sale of Syroco, Inc.


     For the calendar year 1996: Sales were $270,931 -- $11,478 below forecast; Operating Income was $23,102 -- $7,708 below forecast of which $3,953 related to the transfer of shares to three executive officers; Income from Continuing Operations was $25,062 -- $1,562 below forecast; Net Income was $20,389 -- $6,235 below forecast; and Earnings per share were $2.32 -- $0.71 below forecast.


MERGER CONSIDERATION


     Subject to certain provisions as described herein with respect to shares of Syratech Common Stock owned by the Company or any wholly owned subsidiary of the Company, and with respect to Dissenting Shares, (i) each issued and outstanding share of Syratech Common Stock (other than Electing Shares as defined below) will be entitled to receive in cash from the Company following the Merger an amount equal to $32.00 (except that Leonard Florence will be entitled to receive only $28.00 in cash) (the "Cash Price") and (ii) each issued and outstanding share of Syratech Common Stock with respect to which an election to retain Syratech Common Stock has been made and not withdrawn in accordance with the Merger Agreement (an "Electing Share") will be entitled to retain one fully paid and nonassessable share of Syratech Common Stock (a "Non-Cash Election Share"). The right to retain Syratech Common Stock will be limited in the case of each holder to 35% of such holder's shares of Syratech Common Stock, other than (i) Leonard Florence who is required by the Merger Agreement to retain 528,472 shares of Syratech Common Stock and (ii) Faye A. Florence, Alan R. Kanter, Melvin L. Levine and E. Merle Randolph, who intend to retain an aggregate of 123,766 shares of Syratech Common Stock. In addition, because no more than 868,250 shares in the aggregate of Syratech Common Stock may be retained by existing stockholders (other than Management Stockholders), the right to retain Syratech Common Stock is subject to proration as set forth in the Merger Agreement and described in this Proxy Statement/Prospectus. If all stockholders (other than Management Stockholders) elect to retain 34.75% of their shares of Syratech Common Stock, as a result of the proration, each holder will have the right after proration, to retain approximately 16.2% of such holder's shares of Syratech Common Stock. With respect to certain risks related to continuing to hold Syratech Common Stock, see "SPECIAL FACTORS/RISK FACTORS" above.


     Fractional shares of Syratech Common Stock will not be issued in the Merger. Holders of Syratech Common Stock otherwise entitled to a fractional share of Syratech Common Stock following the Merger will be paid cash in lieu of such fractional share determined and paid as described under "--Fractional Shares" below.

     Any shares of Syratech Common Stock owned by the Company or by any wholly owned subsidiary of the Company, will automatically be canceled at the Effective Time and will cease to exist.

NON-CASH ELECTION


     Record holders of shares of Syratech Common Stock will be entitled, with respect to up to 35% of such holder's shares, to make an unconditional election (a "Non-Cash Election") on or prior to the Election Date (as defined below) to retain Non-Cash Election Shares, other than (i) Leonard Florence who is required by the Merger Agreement to retain 528,472 shares of Syratech Common Stock and
(ii) Faye A. Florence, Alan R. Kanter, Melvin L. Levine and E. Merle Randolph, who intend to retain an aggregate of 123,766 shares of Syratech Common Stock. If the number of Electing Shares (other than shares retained by Management Stockholders) exceeds 868,250, then (i) the number of such Electing Shares covered by each Non-Cash Election will be determined by multiplying the total number of such Electing Shares covered by such Non-Cash Election by a proration factor (the "Non-Cash Proration Factor") determined by dividing 868,250 by the total number of such Electing Shares and (ii) such number of Electing Shares will be so retained. All Electing Shares, other than those shares retained as described in the two immediately preceding sentences, will be converted into cash as if such shares were not Electing Shares.


     With respect to certain risks related to continuing to hold Syratech Common Stock, see "RISK FACTORS" above.

NON-CASH ELECTION PROCEDURE

     The form for making a Non-Cash Election (the "Form of Election") is being mailed to holders of record of Syratech Common Stock together with this Proxy Statement/Prospectus. FOR A FORM OF ELECTION TO BE EFFECTIVE, HOLDERS OF SYRATECH COMMON STOCK MUST PROPERLY COMPLETE SUCH FORM OF ELECTION, AND SUCH FORM OF ELECTION, TOGETHER WITH ALL CERTIFICATES FOR SHARES OF SYRATECH COMMON STOCK HELD BY SUCH HOLDER, DULY ENDORSED IN BLANK OR OTHERWISE IN FORM ACCEPTABLE FOR TRANSFER ON THE BOOKS OF THE COMPANY (OR BY APPROPRIATE GUARANTEE OF DELIVERY AS SET FORTH IN SUCH FORM OF ELECTION), MUST BE RECEIVED BY THE EXCHANGE AGENT AT ONE OF THE ADDRESSES LISTED ON THE FORM OF ELECTION AND NOT WITHDRAWN, BY 5:00 P.M., EASTERN TIME, ON THE BUSINESS DAY NEXT PRECEDING THE DATE OF THE SPECIAL MEETING (THE "ELECTION DATE").

     The determinations of the Exchange Agent as to whether or not Non-Cash Elections have been properly made or revoked, and when such election or revocations were received, will be binding.

EFFECTIVE TIME

     The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date as is specified in such Certificate of the Merger in accordance with the Delaware General Corporation Law and as THL I and the Company shall agree (the "Effective Time"). Subject to certain limitations, the Merger Agreement may be terminated by either party if, among other reasons, the Merger has not been consummated on or before April 30, 1997. See "CERTAIN PROVISIONS

OF THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger" and "-- Termination."

CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     At the Effective Time, shares of Syratech Common Stock (other than shares as to which appraisal rights are properly exercised) will either be entitled to
(i) the right to receive cash or (ii) retain shares of Syratech Common Stock following the Merger.

     As soon as practicable following the Effective Time, the Exchange Agent will send a letter of transmittal to each holder of Syratech Common Stock. The letter of transmittal will contain instructions with respect to the surrender of certificates representing shares of Syratech Common Stock in exchange for cash and, under certain circumstances, certificates representing shares of Syratech Common Stock to be retained in the Merger, or the amount of cash in lieu of any fractional interest in a share of Syratech Common Stock for which the shares represented by the certificates so surrendered are exchangeable pursuant to the Merger Agreement.

     EXCEPT FOR SYRATECH COMMON STOCK CERTIFICATES SURRENDERED WITH A FORM OF ELECTION AS DESCRIBED ABOVE UNDER "-- NON-CASH ELECTION PROCEDURE," STOCKHOLDERS OF THE COMPANY SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.

     As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates at such time which prior thereto represented shares of Syratech Common Stock shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash, into which the number of shares of Syratech Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Merger Agreement and a certificate or certificates representing the number of full shares of Syratech Common Stock, if any, to be retained by the holder thereof pursuant to the Merger Agreement. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the records of the Company or its transfer agent of certificates representing shares of Syratech Common Stock which have been converted, in whole or in part, pursuant to the Merger Agreement into the right to receive cash, and if such certificates are presented to the Company for transfer, they will be canceled against delivery of cash and, if appropriate, certificates for retained Syratech Common Stock. Until surrendered as contemplated by the Merger Agreement, each certificate for shares of Syratech Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration contemplated by the Merger Agreement. No interest will be paid or will accrue on any cash payable as consideration in the Merger or in lieu of any fractional shares of retained Syratech Common Stock.

     No dividends or other distributions with respect to retained Syratech Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for shares of Syratech Common Stock with respect to the shares of retained Syratech Common Stock represented thereby and no cash payment in lieu of a fractional share shall be paid to any such holder pursuant to the Merger Agreement until the surrender of such certificate in accordance with the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of retained Syratech Common Stock issued in connection therewith, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of retained Syratech Common Stock to which such holder is entitled pursuant to the Merger Agreement and the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such whole shares of retained Syratech Common Stock, and
(ii) at the appropriate payment date, the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of retained Syratech Common Stock.

FRACTIONAL SHARES

     No certificates or scrip representing fractional shares of retained Syratech Common Stock will be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Company after the Merger. Each holder of shares of Syratech Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of retained Syratech Common Stock (after taking into account all shares of Syratech Common Stock delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) equal to the product obtained by multiplying $32 by a fraction equal to the fraction of a share of Syratech Common Stock to which such holder would be entitled if fractional shares were being issued.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Merger Agreement, the Company has agreed to carry on its business and that of its subsidiaries prior to the Effective Time in the usual, regular and ordinary course of business consistent with past practice. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Certain Pre-Closing Covenants."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The obligation of the Company and THL I to consummate the Merger are subject to various conditions, including, without limitation, obtaining requisite stockholder approval, the termination or expiration of the relevant waiting period under the HSR Act and the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger" and "REGULATORY APPROVALS."

FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison concerning the tax consequences of the Merger, the following are, under currently applicable law, the material United States federal income tax considerations applicable to the Merger. The tax treatment described herein may vary depending upon each stockholder's particular circumstances and tax position. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States ("U.S."), stockholders who do not hold their shares as capital assets and stockholders who have acquired their existing stock upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. In addition, the discussion set forth below assumes that, immediately after the Merger, no stockholder will own (or will be treated as owning under the attribution rules of Section 318 of the Code) any Syratech Common Stock (through the stockholder of THL I or otherwise) other than Syratech Common Stock retained by each stockholder or person related to each stockholder pursuant to a Non-Cash Election. No ruling from the Internal Revenue Service ("IRS") will be applied for with respect to the federal income tax consequences discussed herein and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated herein. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws. Each stockholder should consult his or her own tax advisor as to the particular tax consequences to him or her of the Merger, including the applicability and effect of any foreign, state, or local or other tax laws, any recent changes in applicable tax laws and any proposed legislation.

     Characterization of the Merger for U.S. Federal Income Tax Purposes. For U.S. federal income tax purposes, THL I will be disregarded as a transitory entity, and the Merger of THL I with and into the Company will be treated as a sale of a portion of a tendering stockholder's Syratech Common Stock to affiliates of Thomas H. Lee Company and as a redemption of a portion of the stockholder's Syratech Common Stock by the Company.

     Treatment of Stockholders. To the extent that a stockholder is considered to have sold Syratech Common Stock to affiliates of Thomas H. Lee Company, such stockholder will recognize either capital gain or loss (assuming the Syratech Common Stock is held by such stockholder as a capital asset) equal to the difference between the amount realized on its deemed sale of Syratech Common Stock to affiliates of Thomas H. Lee Company (i.e., the cash proceeds properly allocated to such sale) and the stockholder's adjusted tax basis in such Syratech Common Stock.


     To the extent that a stockholder is considered to have received cash in the Merger in redemption of a portion of the stockholder's Syratech Common Stock by the Company and to the extent such redemption is treated as a sale or exchange under Section 302 of the Internal Revenue Code of 1986, as amended ("the Code") such stockholder also will recognize either capital gain or loss equal to the difference between the cash proceeds allocable to the redemption of such stockholder's Syratech Common Stock by the Company and the stockholder's adjusted tax basis in such Syratech Common Stock. In each case, such gain or loss generally will be long-term capital gain or loss if the Syratech Common Stock is held as a capital asset by the stockholder for more than one year. To the extent that such redemption of Syratech Common Stock is not treated as a sale or exchange, it will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits. Any excess will be applied first against the adjusted basis of the shares treated as redeemed, with any remainder treated as gain from the sale or exchange of such Syratech Common Stock.


     Under Section 302 of the Code, a redemption of Syratech Common Stock pursuant to the Merger will, as a general rule, be treated as a sale or exchange if such redemption (a) is "substantially disproportionate" with respect to the stockholder, or (b) results in a "complete redemption" of the stockholder's interest in the Company.

     In determining whether either of these Section 302 tests is satisfied, stockholders must take into account not only the Syratech Common Stock that they actually own, but also any Syratech Common Stock they are deemed to own under the constructive ownership rules set forth in Section 318 of the Code. Pursuant to these constructive ownership rules, a stockholder is deemed to constructively own any Syratech Common Stock that is owned (actually and in some cases constructively) by certain related individuals or entities and any Syratech Common Stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

     The redemption of a stockholder's Syratech Common Stock will be "substantially disproportionate" with respect to such stockholder if the percentage of Syratech Common Stock actually and constructively owned by such stockholder immediately following the Merger is less than 80% of the percentage of Syratech Common Stock actually and constructively owned by such stockholder immediately prior to the Merger.

     The redemption of a stockholder's Syratech Common Stock will result in a "complete redemption" of a stockholder's interest in the Company if either (a) all the Syratech Common Stock actually and constructively owned by the stockholder is redeemed pursuant to the Merger or (b) all the Syratech Common Stock actually owned by the stockholder is redeemed pursuant to the Merger and the stockholder is eligible to waive, and does effectively waive in accordance with Section 302(c) of the Code, attribution of all Syratech Common Stock which otherwise would be considered to be constructively owned by such stockholder. Stockholders in this position should consult their tax advisors as to the availability of such a waiver.

     Based on the rules described above, a stockholder who does not make a Non-Cash Election and who is not treated as owning any Syratech Common Stock following the Merger, either directly or by operation of the constructive ownership rules described above, will satisfy the "complete redemption" test, and accordingly will recognize a capital gain or loss with respect to the entire amount of cash received in exchange for his shares. In addition, based on the limitation on the amount of Syratech Common Stock that shareholders are permitted to retain under the Non-Cash Election, shareholders making the Non-Cash Election (as well as shareholders who receive all cash but to whom ownership of shares of Syratech Common Stock will be attributed from persons who do make the Non-Cash Election) will satisfy the "substantially disproportionate" test, and accordingly will also recognize a capital gain or loss with respect to the entire amount of cash received in exchange for their shares.

     Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each stockholder the amount of dividends paid to such stockholder and the backup withholding, if any, tax withheld with respect to such dividends. Copies of these information returns also may be made available to the tax authorities in the country in which a foreign stockholder resides under the provisions of an applicable income tax treaty.

     Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to a foreign stockholder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person).

     Payment of the proceeds of a sale of Syratech Common Stock by or through a United States office of a broker is subject to both backup withholdings and information reporting unless the beneficial owner certifies under penalties of perjury that it is a foreign stockholder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Syratech Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a foreign holder and certain other conditions are met, or
(2) the beneficial owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

     The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the Syratech Common Stock could be changed by future regulations.

     THOUGH THE FOREGOING ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN THAT MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF SUCH STOCKHOLDER'S PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF SYRATECH COMMON STOCK PURSUANT TO THE MERGER.

ANTICIPATED ACCOUNTING TREATMENT

     The Company intends that the Merger will be accounted for as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities will not be impacted by the transaction. See "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

EFFECT ON STOCK AND EMPLOYEE BENEFIT MATTERS

     At the Effective Time (x) each stock option to purchase shares of Syratech Common Stock ("Company Stock Options") granted under the 1986 Key Employees' Stock Option Plan and the 1993 Key Employees' Stock Option Plan (collectively, the "1986 and 1993 Stock Plans") outstanding immediately prior to the Effective Time will vest as a consequence of the Merger and (y) each such Company Stock Option will be canceled in exchange for a payment from the Company after the Merger (subject to any applicable withholding taxes) of an amount equal to the product of (1) the total number of shares of Syratech Common Stock subject to such Company Stock Option and (2) the excess of $32.00 over the exercise price per share of

Syratech Common Stock subject to such Company Stock Option, payable in cash immediately following the Effective Time, representing approximately $3.8 million in the aggregate.


     At the Effective Time, each unexercised and outstanding Company Stock Option granted under the 1995 Key Employees' Stock Option Plan (the "1995 Stock Plan" and, together with the 1986 and 1993 Stock Plans, the "Stock Plans") shall be terminated and canceled without consideration, unless the holder of such Common Stock Option consents in writing to the amendment of such Company Stock Option to provide the holder thereof with the right to receive upon exercise under the Company Stock Option, a conditional deferred payment from the Company (subject to any applicable withholding taxes) equal to the product of (1) the total number of shares of Syratech Common Stock subject to such Company Stock Option and (2) the excess of $32 over the exercise price per share of Syratech Common Stock subject to such Company Stock Option, payable in equal installments on each remaining vesting date of such Company Stock Option, subject to the continued employment with the Company of the holder of such Company Stock Option on such vesting dates.

     The Stock Option Plans will terminate as of the Effective Time, and following the Effective Time no holder of a Company Stock Option nor any participant in any Stock Plan will have any right thereunder to acquire equity securities of the Company following the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain directors and officers of the Company have interests, described below, that may present them with potential conflicts of interest in connection with the Merger. The Board of Directors is aware of the conflicts described below and considered them in addition to the other matters described under "-- Background of the Merger" and "-- Recommendation of the Board; Reasons for the Merger."

EMPLOYMENT AGREEMENTS

     Effective August 16, 1991, the Company entered into an employment agreement with Leonard Florence (the "Florence Employment Agreement") providing for the employment of Mr. Florence as Chief Executive Officer of the Company at an annual base salary, payable in month installments, of not less than $0.35 million as well as for certain other benefits and the reimbursement of expenses. Unless otherwise terminated by the Company as provided in the Florence Employment Agreement, Mr. Florence's term of full-time employment will continue until the earlier of (i) the fifth anniversary of receipt of a notice of termination given by either party to the other or (ii) the first anniversary of receipt of a notice of termination given by Mr. Florence to the Company on or after his 64th birthday. The Company may, at its discretion, but without any obligation, increase Mr. Florence's base salary during the term of full-time employment. Once the base salary shall have been increased, it shall not thereafter be decreased without his written consent. Mr. Florence's current base salary is $0.7 million per annum. The Florence Employment Agreement obligates Mr. Florence to provide certain advisory services to the Company during the five-year period following the term of Mr. Florence's full-time employment (the "Advisory Period") and provides for Mr. Florence to receive annual compensation during the Advisory Period in an amount equal to not less than 25% of his base salary during the final year of his full-time employment. During the period of his full-time employment and the Advisory Period, Mr. Florence is prohibited from engaging in any business that is competitive with any line of business in which the Company is engaged that contributes three percent or more of the gross revenues of the Company. The Florence Employment Agreement also provides for payment to Mr. Florence of a retirement benefit.

     The Company entered into a similar employment agreement, also effective as of August 16, 1991, with Melvin L. Levine, Vice President of Purchasing of the Company, except in Mr. Levine's case the base salary was $0.225 million for the year ended December 31, 1992. Mr. Levine's current base salary is $0.350 million per annum.

     As of May 1995 and July 1995, the employment agreements with Messrs. Levine and Florence were amended with respect to the computation and payment of retirement benefits to each and, in the case of Mr. Florence, to provide for payment of a survivor's benefit to his surviving spouse. Specifically, the amendments provided for annual retirement benefit payments in amounts equal to 2% of their respective average total compensation (i.e., base salary and bonus compensation) in the three years preceding attainment by the relevant executive of age sixty-five or termination of such executive's full time employment, whichever occurs later, multiplied by the number of years of such executive's employment by the Company.

     The Employment Agreements with Messrs. Florence and Levine, as amended, provide for retirement benefit payments determined and payable in accordance with the agreements. The following table shows the estimated annual benefits payable to Messrs. Florence and Levine upon retirement based upon various compensation levels and years of service.

                               PENSION PLAN TABLE

                        YEARS OF SERVICE
                 -------------------------------
RENUMERATION        5          10          15
------------     -------     -------     -------
    400,000       40,000      80,000     120,000
    500,000       50,000     100,000     150,000
    600,000       60,000     120,000     180,000
    700,000       70,000     140,000     210,000
    800,000       80,000     160,000     240,000
    900,000       90,000     180,000     270,000
  1,000,000      100,000     200,000     300,000
  1,100,000      110,000     220,000     330,000
  1,200,000      120,000     240,000     360,000
  1,300,000      130,000     260,000     390,000
  1,400,000      140,000     280,000     420,000

     Messrs. Florence and Levine have each completed ten years of credited service. Retirement benefits under the employment agreements are computed on the basis of a straight-life annuity and are not reduced by the benefits received under Social Security, but would be reduced by any benefits received under any Company funded pension plan that hereafter may be adopted.

     At the Effective Time, the Employment Agreement with Leonard Florence will be amended so as to (i) change his term of full-time employment from a rolling five-year term to a fixed five-year term, (ii) provide for a minimum base compensation of $1.15 million per annum, (iii) establish $1.15 million as the minimum amount upon which his retirement benefit (and the survivor's benefit of his surviving spouse) will be computed and (iv) create contractual rights with respect to certain perquisites that are accorded to him informally under his present arrangements with the Company. Under Section 162(m) of the Internal Revenue Code, so much of the compensation paid to Mr. Florence as exceeds $1 million annually may not be deductible by the Company for federal income tax purposes. The Employment Agreement with Melvin L. Levine will be amended, as of the Effective Time, to change his term of full-time employment from a rolling five-year term to a fixed five-year term.

     The Company has also entered into employment agreements, effective as of August 16, 1991, with E. Merle Randolph, Vice President, Chief Financial Officer and Treasurer, and Alan R. Kanter, Vice President of Sales of the Company. The agreements with Messrs. Randolph and Kanter are similar to those with Messrs. Florence and Levine described above, except that (i) the term of full-time employment of each of Messrs. Randolph and Kanter will continue until the third anniversary of receipt of a notice of termination given by the Company to the executive involved or by such executive to the Company, (ii) the period during which each of Messrs. Randolph and Kanter has agreed to provide advisory services to the Company (and to be bound by a non-competition agreement) following the term of his full-time employment will be the lesser of three years or six months for each year of his full-time employment beginning with the date of the employment agreement, with such advisory period and the coextensive non-competition covenant being subject to termination at the election of the Company on six months prior notice to the executive involved, and (iii) no provision was originally made therein for a payment of a retirement benefit.

     The employment agreements of Messrs. Randolph and Kanter were amended in July 1996, to provide, and during the same month Faye A. Florence and the Company entered into a Retirement Benefit Agreement that provides, inter alia, for the payment at age 65 or upon termination of such officer's employment, whichever is later, of an annual retirement benefit to each such officer equal to a percentage of his or her average annual compensation for the three fiscal years ended immediately prior to the date on which such officer ceases to be a full time employee of the Company multiplied by the number of years of such officer's service to the Company. The minimum annual retirement benefit for each such officer will be $75,000.

     It is not contemplated that any changes will be made in the agreements with Messrs. Randolph and Kanter and Ms. Florence.


     On December 31, 1996, the Company, THL I and Leonard Florence entered into three separate agreements, one with each of Alan R. Kanter, Melvin L. Levine and
E. Merle Randolph (each an "Executive Party"). Pursuant to each of the three agreements (i) Mr. Florence agreed to contribute to the Company (a) on December 31, 1996, 10,604 shares of Syratech Common Stock, (b) on January 14, 1997, 10,628 shares of Syratech Common Stock and (c) on January 14, 1998, the largest number (not exceeding 3,124) of shares of Syratech Common Stock as shall have an aggregate value of approximately $99,991, (ii) on each of the dates of contribution of such shares of Syratech Common Stock by Mr. Florence to the Company, such shares were to be canceled and the Company was to issue to the Executive Party, that number of shares of Syratech Common Stock that would be equal to the number of shares of Syratech Common Stock contributed to the Company on such date by Mr. Florence; (iii) on December 31, 1996 the Company was to pay to each Executive Party the sum of $234,346; (iv) on January 14, 1997 the Company was to pay to each Executive Party an amount equal to the lesser of (x) the income tax benefit to the Company from the issuance of shares of Syratech Common Stock and the cash payment required to be made to him on such date or (y) the aggregate amount of federal, state and local income taxes to be owed by each Executive Party as a result of the issuance of such shares and the making of such cash payment; and (v) on January 14, 1998 the Company is required to pay to each Executive Party an amount equal to the lesser of (x) the income tax benefit to the Company from the issuance of shares of Common Stock and the cash payment to be made to each Executive Party on such date or (y) the aggregate amount of federal, state and local income taxes that will be owed by each Executive Party as a result of the issuance of shares of Common Stock and cash payment to be made to him on such date. Each agreement provides that the manner in which the payments to be made to each Executive Party for the purpose of transferring to each Executive Party the tax benefits to the Company from such transactions are to be calculated and subsequently adjusted is to be in the sole discretion of the Company.



     The Company and each Executive Party also entered into an amendment to the respective Executive Party's Employment Agreement (each an "Amendment No. 2 to Employment Agreement") dated January 31, 1997, to be effective as of December 31, 1996, to clarify and ensure that the transfer of shares referenced in the above paragraph did not alter the base salary of the relevant Executive Party for purposes of calculating the Executive Party's retirement benefit.



     Faye A. Florence, Alan R. Kanter, Melvin L. Levine and E. Merle Randolph hold options to purchase shares of Syratech Common Stock which will become fully vested as a consequence of the Merger and be terminated and canceled in exchange for a payment from the Company (subject to applicable withholding taxes) immediately following the Effective Time equal to the product of (i) the total number of shares of Syratech Common Stock subject to such options times (ii) the excess of $32.00 over the exercise price of such options. The aggregate number of shares subject to the options held by such executive officers is 41,000, and the aggregate amount that will be payable by the Company as a result of the vesting and cash out of the options held by them will be $674,270.


     In connection with the Fund's commitment to purchase common stock of THL I, THL I agreed, whether or not the transactions contemplated by the commitment letter provided by the Fund are consummated, to pay and save the Fund harmless against any liability for all reasonable out-of-pocket expenses of the Fund for attorneys, accountants and other professional services required in connection with (i) the preparation of the commitment letter, (ii) the due diligence process involved in valuing the status of the affairs of Syratech, (iii) the negotiation, documentation and closing of the business transactions contemplated by the commit-ment letter, and (iv) all related printing, reproduction or similar transactional costs. In addition, Thomas H. Lee Company, an affiliate of the Fund, is to receive a fee of $3 million, payable upon consummation of the Merger, and an annual management fee in the amount of $0.45 million. In addition, THL I agreed to indemnify and hold the Fund harmless from and against any and all actions, suits, proceedings, losses, claims, damages, liabilities or expenses of any kind which may be incurred by or asserted against or involved the Fund or any of its partners, officers, agents or employees as a result of or arising out of or in any way related to the transactions described in the commitment letter, except that the Fund will not be entitled to indemnity for its own gross negligence or willful misconduct as determined by a court of competent jurisdiction. THL I further agreed to pay or reimburse the Fund for any legal or other expenses incurred by the Fund in connection with investigating, defending or preparing to defend any action, suit, claim or proceeding (including any inquiry or investigation). If the Merger is consummated, the agreement between the Fund and THL I will become and be binding upon Syratech.


     Ocean State Jobbers, Inc. ("Ocean State") purchased from the Company merchandise in the amount of approximately $2.450 million for the year ended December 31, 1996. Alan Perlman, a director of the Company, has been an officer and director of Ocean State since 1977.



     Service Merchandise Co. Inc., ("Service") purchased from the Company merchandise in the amount of approximately $22.598 million for the year ended December 31, 1996. On July 12, 1996, Farberware granted to Service, in consideration of royalty payments to be made by Service, the exclusive license to use and exploit the Farberware name and related intellectual property in connection with the sourcing, manufacture, marketing and sale of certain electric products. An indirect beneficial owner of less than 1% of the Company's Common Stock holds a significant management position in Service. Harold Roitenberg, a director of the Company, is also a director of Service.



     Wacker Industrial Company ("Wacker"), a major supplier, is owned by a holder of less than 1% of Syratech Common Stock. For the year ended December 31, 1996, the Company had purchases from Wacker of approximately $4.478 million.



     Lifetime Hoan Corporation ("Lifetime") purchased from the Company merchandise in the amount of approximately $5.033 million during the year ended December 31, 1996. In April 1996, the Company and Lifetime, acting together, acquired certain assets of Farberware, including the rights to share in certain royalties under certain license agreements entered into and assigned to the Company by the prior owner of the Farberware trade name. In addition, the Company expects to continue to grant licenses with respect to the Farberware trade name in conjunction with Lifetime.


     The Company believes that the transactions described or referred to above were effected on terms no less favorable to the Company than those that could have been obtained from unaffiliated third parties.


     Shares of Syratech Common Stock held by executive officers and directors of the Company will be entitled to receive the same consideration as shares of Syratech Common Stock held by other stockholders, except that (i) Leonard Florence (a) will be required to contribute 35,232 of his shares of Syratech Common Stock to the Company, (b) will be required to retain 528,472 of his shares of Syratech Common Stock and (c) will receive only $28.00 per share for all remaining shares of his Syratech Common Stock; and (ii) Faye A. Florence, Alan R. Kanter, Melvin L. Levine and E. Merle Randolph who intend to retain an aggregate of 123,766 shares of Syratech Common Stock.


     Mr. Florence and THL I have agreed that, following the Merger, (i) the parties will agree to vote their shares of Syratech Common Stock in favor of a Board of Directors, the majority of whom will be designated by the Lee Affiliates and certain members of which will be designated by management, (ii) the Lee Affiliates and management will have certain rights in connection with certain sales of shares by the other, including the right to participate in such sale, (iii) the Lee Affiliates and Mr. Florence will have certain registration rights with respect to sales of Syratech Common Stock and (iv) it is intended that Syratech establish an option plan granting Management options to purchase 273,438 shares of Syratech Common Stock (such options to be allocated as determined by the Board of Directors in consultation with Mr. Florence).

     Pursuant to the Merger Agreement, the Company has agreed for six years after the Effective Time to indemnify all present and former directors and officers of the Company and its subsidiaries and will, subject to certain limitations, maintain for six years its current directors' and officers' insurance and indemnification policy. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Indemnification and Insurance."

     Additional information relating to executive compensation and various benefit arrangements of the Company is set forth and incorporated herein by reference to the Company's Proxy Statement for its Annual Meeting of Stockholders held on May 9, 1996. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

NYSE DE-LISTING

     Following the consummation of the Merger, the Company anticipates that it will seek to have the Syratech Common Stock, which is currently traded on the NYSE delisted. See "RISK FACTORS -- Delisting; Loss of Liquidity."

EFFECT OF THE MERGER ON RIGHTS OF HOLDERS OF SYRATECH COMMON STOCK


     As a result of the Merger, Syratech Common Stock will no longer be traded on the NYSE. See "SPECIAL FACTORS/RISK FACTORS -- Disadvantages of the
Merger -- Delisting; Loss of Liquidity; Reporting Obligations." In addition, as required by the Merger Agreement, Syratech has redeemed all outstanding Rights (as defined below) and terminated the Rights Agreement pursuant to which they were issued. See "DESCRIPTION OF SYRATECH CAPITAL STOCK -- Preferred
Stock -- Rights." Also, at the Effective Time of the Merger, the Company's Certificate of Incorporation will be amended to permit holders of Syratech Common Stock to act by written consent in lieu of a meeting.


RESALE OF SYRATECH COMMON STOCK FOLLOWING THE MERGER

     The Syratech Common Stock to be retained in connection with the Merger will be freely transferable, except that shares retained by any stockholder who may be deemed to be an "affiliate" (as defined under the Securities Act and generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock) of the Company for purposes of Rule 145 under the Securities Act will not be transferable except in compliance with the Securities Act. This proxy statement does not cover sales of Syratech Common Stock retained by any person who may be deemed to be an affiliate of the Company.

MERGER FINANCINGS


     Syratech is expected to enter into debt financing arrangements aggregating approximately $285 million, which will consist of both debt securities (the "Debt Securities") and a senior revolving credit facility (the "Revolving Credit Facility"). It is anticipated that the full proceeds of the Debt Securities and a portion of the proceeds available pursuant to the Revolving Credit Facility would be used to finance the conversion into cash of the shares of Syratech Common Stock currently outstanding which are not retained by existing stockholders, and to refinance Syratech's outstanding indebtedness. In addition, the Revolving Credit Facility would be used to provide for Syratech's working capital requirements at the time of the Merger. On February 14, 1997, THL I received commitment letters to provide such financing. The commitments are subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to the financings contemplated by the commitments.


     Under the Revolving Credit Facility, NationsBank, N.A. ("NationsBank") will provide the Company with $130.0 million of revolving credit borrowings. The Revolving Credit Facility will include a $30.0 million sublimit for the issuance of standby and commercial letters of credit. Borrowings made under the Revolving Credit Facility will bear interest at a rate equal to, at the Company's option, NationsBank's Eurodollar Rate plus 225 basis points or the Prime Rate plus 50 basis points. The "Prime Rate" is a fluctuating interest rate equal to the higher of (i) the rate of interest announced publicly by NationsBank as its prime rate and (ii) a rate equal to 1/2 of 1% per annum above the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as determined for any day by NationsBank. The Eurodollar Rate and Prime Rate margins will be subject to step-downs commencing twelve months from the Closing, based on the Company's performance. Interest based on the base rate will be payable monthly in arrears. Interest based on the Eurodollar Rate will be payable in arrears at the earlier of the end of (a) the applicable interest period and (b) month-end. Eurodollar Rate borrowings are available in 1-, 2- 3- or 6-month interest periods.

     The Revolving Credit Facility expires five (5) years from the consummation of the Merger. Pursuant to the terms of the Revolving Credit Facility, the Company is required during February and March of each year to maintain excess availability (i.e. borrowing capacity in excess of the borrowings under the Revolving Credit Facility) of at least $45.0 million. The obligations of the Company under the Revolving Credit Facility are secured by inventory, accounts receivable and the proceeds of the foregoing of the Company and its domestic subsidiaries.

     The Revolving Credit Facility contains customary covenants of the Company and the subsidiary borrowers, including, without limitation, restrictions on (i) the incurrence of debt, (ii) the sale of assets, (iii) mergers, acquisitions and other business combinations, (iv) voluntary prepayment of other debt of the Company, (v) transactions with affiliates (as defined in the Revolving Credit Facility) and (vi) investments, as well as prohibitions on the payment of dividends to, or the repurchase or redemption of stock from, shareholders and various financial covenants. Pursuant to the terms of the Revolving Credit Facility, the Company would be in default under the Revolving Credit Facility upon the non-payment of principal or interest when due under the notes issued in connection with the Revolving Credit Facility or, subject to applicable grace periods in certain circumstances (ranging form zero to ten days), upon the non-fulfillment of the covenants described above, certain changes in control of the ownership of the Company or various other defaults described in the Revolving Credit Facility. If such a default occurs, the banks will be entitled to take all actions permitted to be taken by a secured creditor under the Uniform Commercial Code and to accelerate the amounts due under the Revolving Credit Facility and may require all such amounts to be immediately paid in full.


     The Company plans to issue $155 million original principal amount of Debt Securities, with an interest rate of % per annum. The Debt Securities will have a maturity of ten years from the date of issue. Interest shall be payable semi-annually. The Debt Securities will be general unsecured obligations of the Company, ranking senior to all existing and future subordinated indebtedness of the Company and pari passu in right of payment with all other existing and future unsubordinated indebtedness of the Company, including the Revolving Credit Facility. The payment of principal, premium, if any, and interest on the Debt Securities will be unconditionally guaranteed on a joint and several basis by each of the Company's domestic subsidiaries. See Note 15 to Notes to Financial Statements.



     On or after five years from the date of issue, the Company may redeem the Debt Securities in whole or in part pursuant to the terms thereof. Notwithstanding the foregoing, at any time on or before three years from the date of issue, the Company may redeem up to 37 1/2% of the original aggregate
principal amount of Debt Securities at a redemption price of      % of the
principal amount thereof, provided that at least $100.0 million of Debt Securities remain outstanding immediately after the occurrence of such redemption. Upon a Change of Control (as defined in the Indenture pursuant to which the Debt Securities will be issued (the "Indenture"))(1), the Company will be required to make an offer to purchase all outstanding Debt Securities


---------------


     (1) The Company expects that the definition of Change of Control in the Indenture shall mean the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange
Act), other than principals or their related parties, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the principals or their related parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or at 101% of the principal amount thereof. In addition, a Change of Control would also require the Company to redeem the Cumulative Redeemable Preferred Stock and to repay outstanding indebtedness under the Revolving Credit Facility. There can be no assurance that in the event of a Change of Control the Company will have, or will have access to, sufficient funds to repurchase the Notes, redeem the Cumulative Redeemable Preferred Stock and to repay indebtedness under the Revolving Credit Facility.



     In addition, the Indenture will restrict, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens, engage in any sale and leaseback transaction, sell stock of subsidiaries, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any Indebtedness and senior in right of payment to the Debt Securities.



     Certain affiliates of Thomas H. Lee Company expect to make an equity contribution to THL I of (i) approximately $100.2 million of Common Stock less an amount which is equal to the product obtained by multiplying $32 by the number of shares of Syratech Common Stock (not to exceed 781,250) retained by existing stockholders other than Management Stockholders and (ii) up to $18.0 million of Cumulative Redeemable Preferred Stock. The equity contribution to THL I of up to $118.2 million assumes that stockholders (other than Management Stockholders) do not elect to retain any Syratech Common Stock.


CONVERSION OF THL I STOCK


     In the Merger, the shares of stock of THL I issued and outstanding immediately prior to the Effective Time will be converted into such aggregate number of shares of Syratech Common Stock as equals 3,131,780 less the number of shares of Syratech Common Stock (not to exceed 781,250) retained by stockholders (other than shares retained by Management Stockholders). Such shares of Syratech Common Stock will be held by Lee Affiliates, including the Fund.


                                       61
--------------------------------------------------------------------------------

indirectly, of more than 50% of the voting stock of the Company (measured by voting power rather than number of shares), (iv) the first day on which a majority of the members of the Board of Directors are not continuing directors or (v) the Company consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding voting stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for voting stock (other than disqualified stock) of the surviving or transferee Person constituting a majority of the outstanding share of such voting stock of such surviving or transferee Person (immediately after giving effect to such issuance). For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purposes of acquiring voting stock of the Company will be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



     The following unaudited pro forma condensed consolidated financial statements (the "Pro Forma Condensed Consolidated Financial Statements") have been derived by the application of pro forma adjustments to the Company's historical financial statements included in this Proxy Statement/Prospectus. The pro forma condensed consolidated statement of operations for the year ended December 31, 1996 give effect to the Merger and related transactions and the acquisition of Rauch as if such transactions were consummated on January 1, 1996. The acquisition of C. J. Vander and the Silvestri and Potpourri Press product lines were not material to the condensed consolidated financial statements and as such are not included in the Pro Forma Condensed Consolidated Financial Statements. The pro forma balance sheet gives effect to the Merger and related transactions as if such transactions had occurred as of December 31, 1996. The adjustments are described in the accompanying notes. The Pro Forma Financial Statements should not be considered indicative of actual results that would have been achieved had the Merger and related transactions been consummated on the date or for the period indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the Company's historical financial statements and the notes thereto included in this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


     The pro forma adjustments were applied to the respective historical financial statements to reflect and account for the Merger as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities has not been impacted by the transaction.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                                      DECEMBER 31, 1996
                                                       -----------------------------------------------
                                                       HISTORICAL                           PRO FORMA
                                                        SYRATECH       TRANSACTION          SYRATECH
                                                       CORPORATION     ADJUSTMENTS(A)      CORPORATION
                                                       -----------     -----------         -----------
ASSETS
Current assets:
  Cash and equivalents...............................   $   3,605       $  (2,605)(a)       $   1,000
  Accounts receivable, net...........................      60,020                              60,020
  Inventories........................................      79,355                              79,355
  Deferred income taxes..............................       8,940                               8,940
  Prepaid expenses and other.........................       3,803                               3,803
                                                         --------       ---------            --------
          Total current assets.......................     155,723          (2,605)            153,118
Property, plant and equipment, net...................      63,955                              63,955
Purchase price in excess of net assets acquired......       7,032                               7,032
Other assets.........................................         544          10,088 (b)          10,632
                                                         --------       ---------            --------
          Total......................................   $ 227,254       $   7,483           $ 234,737
                                                         ========       =========            ========

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving loan and notes payable...................   $   6,636       $     683 (c)       $   7,319
  Accounts payable...................................       9,689                               9,689
  Accrued expenses...................................      11,049                              11,049
  Accrued compensation...............................       4,228                               4,228
  Accrued advertising................................       3,273                               3,273
  Income taxes payable...............................         930                                 930
                                                         --------       ---------            --------
          Total current liabilities..................      35,805             683              36,488
Long-term debt.......................................                     155,000 (d)         155,000
Deferred income taxes................................      17,706                              17,706
Pension liability....................................       3,495                               3,495
Commitments and contingencies........................
Cumulative redeemable preferred stock................                      18,000 (e)          18,000
Common stockholders' equity
  Common stock.......................................          87             (49)(f)(g)           38
  Additional paid-in capital.........................      12,480         (12,480)(g)          --
  Retained earnings..................................     157,117        (153,674)(b)(g)        3,443
  Cumulative translation adjustment..................         567                                 567
  Less: Treasury stock...............................          (3)              3 (g)(h)       --
                                                         --------       ---------            --------
          Total common stockholders' equity
            (deficit)................................     170,248        (166,200)              4,048
                                                         --------       ---------            --------
          Total......................................   $ 227,254       $   7,483           $ 234,737
                                                         ========       =========            ========


          See notes to pro forma condensed consolidated balance sheet.

                               NOTES TO PRO FORMA
                      CONDENSED CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The pro forma financial data have been derived by the application of pro forma adjustments to the Company's historical financial statements for the period noted. The Merger has been accounted for as a recapitalization which will have no impact on the historical basis of assets and liabilities. The pro forma financial data assumes that there are no dissenting shareholders to the Merger.

(a) The net effect of the Merger, as if it occurred on December 31, 1996, reflects the following:



    Sources of Funds:
      New Revolving Credit Facility proceeds(1)...............................  $  7,119
      Debt Securities proceeds................................................   155,000
      Cumulative Redeemable Preferred Stock...................................    18,000
      Syratech cash at December 31, 1996......................................     2,605
      Cash from exercise of employee stock options............................     2,874
      Equity contribution:
         THL I................................................................   100,217
         Retained by Management(2)............................................    20,872
                                                                                --------
           Total Sources                                                        $306,687
                                                                                ========
    Uses of Funds:
      Merger consideration(2).................................................  $275,251
      Repayment of existing debt..............................................     6,436
      Fees and expenses.......................................................    25,000
                                                                                --------
           Total Uses.........................................................  $306,687
                                                                                ========


---------------

    (1) The Company expects that a $130,000 new Revolving Credit Facility, including a letter of credit sub-limit of $30,000, will be available for working capital and general corporate purposes. The amount shown excludes $10,348 of letters of credit which will be issued to replace existing letters of credit.



    (2) Includes 528,472 shares to be retained by Mr. Florence and 123,766 shares to be retained by other members of Management.



(b) The adjustment to retained earnings reflects the total fees and expenses of $25,000 anticipated to be paid to effect the Merger, net of the adjustment to other assets of $10,088 of capitalized debt issuance fees. Such estimated fees and expenses are anticipated to consist of (i) fees and expenses related to the Merger Financings, including bank commitment fees and underwriting discounts and commissions, (ii) fees and expenses in connection with the prepayment of historical debt and (iii) professional, advisory and investment banking fees and expenses and (iv) miscellaneous fees and expenses such as printing and filing fees.



(c) The pro forma adjustment to short-term borrowings reflects the repayment of historical revolving debt outstanding of $6,436 and the addition of $7,119 under the new Revolving Credit Facility, excluding $10,348 of letters of credit which will be issued to replace existing letters of credit.



(d) The pro forma adjustment to long-term debt reflects the issuance of $155,000 of Debt Securities.



     This presentation is the Company's best current estimate of the types of financing which may be used in connection with the Merger.



     The Company expects that a $130,000 Revolving Credit Facility, including a letter of credit sub-limit of $30,000, will be available for working capital and general corporate purposes. See "THE MERGER -- Merger Financings."


     The pro forma statements do not reflect the Warrants which may be issued in connection with the financing of the transactions contemplated by the Merger Agreement.


     Subject to market conditions, the Company may increase the aggregate amount of Debt Securities it will issue pursuant to its registration statement on Form S-3 to up to $180 million. The amount of Cumulative Redeemable Preferred Stock to be issued to THL I shall be reduced dollar-for-dollar by the net proceeds of Debt Securities issued by the Company in excess of $155 million.

(e) The adjustment reflects the issuance of up to 18,000 shares of Cumulative Redeemable Preferred Stock to Lee Affiliates. Dividends are cumulative and accrue daily at the rate of 12% per annum. The liquidation preference of the Cumulative Redeemable Preferred Stock is $1,000 per share plus all accrued and unpaid dividends. Holders of the Cumulative Redeemable Preferred Stock are entitled, subject to the rights of creditors, in the event of any voluntary or involuntary liquidation of the Company, to an amount in cash equal to $1,000 for each share outstanding plus all accrued and unpaid dividends compounded annually. The rights of holders of the Cumulative Redeemable Preferred Stock upon liquidation of the Company rank prior to those of the holders of Syratech Common Stock. See "DESCRIPTION OF SYRATECH CAPITAL STOCK -- Preferred Stock -- Cumulative Redeemable Preferred Stock."



(f) The adjustment reflects the effect of the Merger on the 8,659,999 shares outstanding, excluding the 35,232 shares to be cancelled and retired, at $.01 par value per share. There will be 3,784,018 shares outstanding subsequent to the Merger.



(g) The adjustment reflects amounts distributed to convert up to 8,217,261 shares of Syratech Common Stock to cash, including those converted under the Employee Stock Option Plan, for total consideration of $275,251 less the retention of shares by existing shareholders. Combining the retained shares with the receipt of proceeds of up to 3,131,780 shares issued as part of the Merger to THL I results in total equity of $121,089.



    Historical retained earnings..............................................  $157,117
    Common stock converted by existing stockholders(1)........................  (254,379)
    Equity contribution(2)....................................................   100,217
    Cash proceeds from exercise of employee stock options.....................     2,874
    Costs and expenses incurred, net of deferred financing costs
      capitalized.............................................................   (14,912)
    Allocation to par value of the common stock as a result of the Merger.....        49
    Allocation to reduce additional paid in capital to zero...................    12,480
    Allocation to cancel treasury stock.......................................        (3)
                                                                                --------
    Pro forma retained earnings...............................................  $  3,443
                                                                                ========


---------------

    (1) Assumes no stockholders other than Management elect to retain shares of Syratech Common Stock.

    (2) Assumes non-management stockholders do not elect to retain Syratech Common Stock.


(h) The adjustment reflects the cancellation of the 218 shares of treasury stock.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            YEAR ENDED DECEMBER 31, 1996
                             -------------------------------------------------------------------------------------------
                                                                                              MERGER
                             HISTORICAL                    PRO FORMA                         PRO FORMA         PRO FORMA
                              SYRATECH        RAUCH(A)    ADJUSTMENTS        COMBINED       ADJUSTMENTS        COMBINED
                             ----------      ----------   -----------        --------       -----------        ---------
Net sales..................   $ 270,931       $    609     $                 $271,540                          $ 271,540
Cost of sales..............     194,113            330           101(b)       194,544                            194,544
                               --------        -------        ------         --------                          ---------
          Gross profit.....      76,818            279          (101)          76,996                             76,996
Selling, general and
  administrative
  expenses.................      57,664          1,806            30(c)        58,420        $     450(g)         58,870
                                                                 (94)(d)
                                                                (986)(e)
Other operating income.....       3,948(1)                                      3,948                              3,948
                               --------        -------        ------         --------         --------         ---------
          Income (loss)
            from
            operations.....      23,102         (1,527)          949           22,524             (450)           22,074
Interest expense...........      (3,150)           (93)         (519)(f)       (3,762)         (18,951)(h)       (22,713)
Interest income............         771             21                            792                                792
Other income...............      11,900(2)                                     11,900                             11,900
                               --------        -------        ------         --------         --------         ---------
          Income (loss)
            before
            provision
            (benefit) for
            income taxes...      32,623         (1,599)          430           31,454          (19,401)           12,053
Provision (benefit) for
  income taxes.............      12,234                         (439)(i)       11,795           (7,275)(j)         4,520
                               --------        -------        ------         --------         --------         ---------
          Net income
            (loss).........      20,389         (1,599)          869           19,659          (12,126)            7,533
Preferred stock dividends
  accrued..................                                                                      2,160(i)          2,160
                               --------        -------        ------         --------         --------         ---------
          Net income (loss)
            for common
            stockholders...   $  20,389       $ (1,599)    $     869         $ 19,659        $ (14,286)        $   5,373
                               ========        =======        ======         ========         ========         =========
Income per common share....   $    2.32                                      $   2.23                          $    1.42
                               ========                                      ========                          =========
Weighted average common
  shares and
  common share equivalents
  outstanding..............       8,799                                         8,799           (5,015)(k)         3,784(k)
                               ========                                      ========         ========         =========


---------------

(1) Income from the sale of Farberware inventory and other operating income, net of certain selling, general and administrative expenses.



(2) Nonrecurring pre-tax income related to licensing the Farberware name on cookware and bakeware.


     See notes to pro forma condensed consolidated statement of operations.

                               NOTES TO PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The pro forma condensed consolidated financial data have been derived by the application of pro forma adjustments to the Company's historical financial statements for the period noted. The Merger has been accounted for as a recapitalization which will have no impact on the historical basis of assets and liabilities. The pro forma financial data assumes that there are no dissenting shareholders to the Merger.


(a) Includes the results of operations for the 45 day period, beginning January 1, 1996, prior to the Company's acquisition of Rauch.


(b) Reflects additional depreciation expense as a result of an allocation of a portion of the Rauch purchase price to property, plant and equipment.


(c) Reflects additional amortization expense as a result of amortizing, over 30 years, the $7,224 allocation of Rauch purchase price in excess of net assets acquired.



(d) Reflects an adjustment for certain acquisition related costs incurred by Rauch.


(e)  Reflects an adjustment for a stock option buy out by Rauch.


(f) Reflects an increase in interest expense had the acquisition of Rauch taken place on January 1, 1996, using an interest rate of 8.3% per annum, which represents the Company's weighted average interest costs for the period.


(g) The pro forma adjustment to selling, general and administrative expenses reflects the annual management fee the Company will pay to the Thomas H. Lee Company.

(h)  The pro forma adjustment to interest expense reflects the following:


    Interest expense on the new Revolving Credit Facility (assumed 9.0%
      rate)....................................................................  $ 1,656
    Interest expense on the Debt Securities (assumed 10.25% rate)..............   15,888
    Amortization of debt issuance costs over 6-10 years........................    1,407
                                                                                 -------
              Total adjustment.................................................  $18,951
                                                                                 =======



     Because interest rates in connection with the Merger Financings have not been determined as of the date of this Proxy Statement/Prospectus, this presentation is the Company's best current estimate of interest rates.



     A 0.125% increase or decrease in the assumed average interest rate on the Debt Securities would change the pro forma interest expense by $193. The pro forma net income would change by $126 and the pro forma earnings per share would change by $0.03.



     If the Company is unable to consummate the issuance and sale of the Debt Securities, the Company will rely on the Senior Bridge Financing which will be on terms less favorable to the Company than the terms of the Debt Securities. The Senior Bridge Financing would initially bear interest at a rate in excess of the expected interest rate on the Debt Securities, which rate would increase over time subject to certain caps.



(i) Dividends on shares of Cumulative Redeemable Preferred Stock are cumulative from the date of issue and are payable when and as may be declared from time to time by the Board of Directors of the Company. Such dividends shall accrue on a daily basis (whether or not declared) from the original date of issue at an annual rate per share equal to 12% of the original purchase price per share, with such amount to be compounded annually on each December 31 so that if the dividend is not paid for any year the unpaid amount shall be added to the original purchase price of the Cumulative Redeemable Preferred stock for the purpose of calculating succeeding years' dividends.



(j) The adjustment reflects the tax effect of the pro forma adjustments at a 37.5% effective tax rate.



(k) Reflects the reduction in weighted average common shares and common share equivalents outstanding as a result of the reduction in shares in connection with the Merger assuming stockholders other than Management do not make a Non-Cash Election.

                     DESCRIPTION OF SYRATECH CAPITAL STOCK

GENERAL

     Syratech is authorized by its Restated Certificate of Incorporation, to issue an aggregate of 20,000,000 shares of Common Stock, par value $.01 per share and 500,000 shares of Preferred Stock, par value $.10 per share. The following is a summary of certain of the rights and privileges pertaining to Syratech Capital Stock. For a full description of Syratech Capital Stock, reference is made to the Company's Restated Certificate of Incorporation, a copy of which is on file with the Commission.

SYRATECH COMMON STOCK

     The holders of Syratech Common Stock are entitled to one vote per share on all matters submitted for action by the stockholders. Stockholders holding a majority of the shares of Syratech Common Stock can, if they elect to do so, approve the Merger. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of Syratech Common Stock can, if they choose to do so, elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Subject to the rights of any holders of outstanding Preferred Stock, all shares of Syratech Common Stock are entitled to share in such dividends as the Board of Directors may from time to time declare from sources legally available therefor.

     Subject to the rights of any holders of outstanding Preferred Stock, upon liquidation or dissolution of the Company, whether voluntary or involuntary, all shares of Syratech Common Stock are entitled to share equally in the assets available for distribution to stockholders after payment of all prior obligations of the Company.

SYRATECH COMMON STOCK FOLLOWING THE MERGER


     If the Merger is approved by the requisite vote of the stockholders of Syratech Common Stock at the Special Meeting, at the Effective Time the Certificate of Incorporation of the Company will be amended and restated so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement which is attached hereto as ANNEX II, and, as so amended, until thereafter further amended as provided therein and under the Delaware General Corporation Law, will be the certificate of incorporation of the Company following the Merger.


PREFERRED STOCK


     The Board of Directors is also empowered under the Company's Restated Certificate of Incorporation and without further stockholder action to divide any and all shares of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any series so established. The issuance of Preferred Stock by the Board of Directors could affect the rights of holders of shares of Common Stock. For example, issuance of the Preferred Stock could result in a class of securities outstanding that will have certain preferences with respect to dividends and in liquidation over the Common Stock, and may enjoy certain voting rights, contingent or otherwise, in addition to that of the Common Stock, and could result in the dilution of the voting rights, net income per share and net book value of the Common Stock.



     The Amended and Restated Certificate of Incorporation will reduce the number of shares of Preferred Stock that the Company is authorized to issue from 500,000 to 25,000 and change the par value of Preferred Stock from $0.10 to $0.01 per share and will amend the terms of the Preferred Stock to conform with the Cumulative Redeemable Preferred Stock described below.



 Rights



     On October 26, 1992, the Board authorized and declared a dividend of one preferred share purchase right (a "Right") for each share of Syratech Common Stock outstanding at the close of business on October 31,

1992, and further authorized the issuance of one Right with respect to each share of Syratech Common Stock that would become outstanding (whether originally issued or delivered from the Company's treasury after October 31, 1992). As required by the Merger Agreement, effective on November 8, 1996, Syratech redeemed all outstanding Rights and terminated the Rights Agreement pursuant to which they were issued. The redemption price for each Right is one cent and if holders of Rights have not received payment of the redemption price prior to the Effective Time they will have the redemption price of their Rights added to the payment of the cash price for their shares of Syratech Common Stock in the Merger.



  Cumulative Redeemable Preferred Stock



     Following the consummation of the Merger, 25,000 shares will be designated as Cumulative Redeemable Preferred Stock, par value $.01 per share. In connection with financing the transactions contemplated by the Merger Agreement, the Company will issue up to 18,000 shares of Cumulative Redeemable Preferred Stock to Lee Affiliates.



     The liquidation preference of the Cumulative Redeemable Preferred Stock will be $1,000 per share plus accrued but unpaid dividends. Holders of the Cumulative Redeemable Preferred Stock will be entitled, subject to the rights of creditors, in the event of any voluntary or involuntary liquidation of the Company, to an amount in cash equal to $1,000 for each share outstanding plus all accrued and unpaid dividends. The rights of holders of the Cumulative Redeemable Preferred Stock upon liquidation of the Company rank prior to those of the holders of Syratech Common Stock.



     Dividends on shares of Cumulative Redeemable Preferred Stock will be cumulative from the date of issue and will be payable when and as may be declared from time to time by the Board of Directors of the Company. Such dividends will accrue on a daily basis (whether or not declared) from the original date of issue at an annual rate per share equal to 12% of the original purchase price per share, with such amount to be compounded annually on each December 31 so that if the dividend is not paid for any year the unpaid amount will be added to the original purchase price of the Cumulative Redeemable Preferred stock for the purpose of calculating succeeding years' dividends.



     The Cumulative Redeemable Preferred Stock will be redeemable at any time at the option of the Company, in whole or in part, at $1,000 per share plus all accumulated and unpaid dividends, if any, to the date of redemption. Subject to the Company's existing debt agreements, the Company must redeem all outstanding Cumulative Redeemable Preferred Stock in the event of a public offering of equity, a change of control or certain sales of assets.



     The holders of Cumulative Redeemable Preferred Stock will have no voting rights with respect to their Cumulative Redeemable Preferred Stock except as may be required by applicable law.


                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, as amended, which appears as ANNEX I to this Proxy
Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

     The Merger Agreement provides that, following the approval of the Merger and the adoption of the Merger Agreement by the vote of holders of a majority of the shares of Syratech Common Stock entitled to vote thereon and the satisfaction or waiver of the other conditions to the Merger, THL I will be merged with and into the Company, and the Company will continue as the surviving corporation in the Merger.

     If the conditions to the Merger are satisfied or waived, the parties will file with the Secretary of State of the State of Delaware a duly executed Certificate of Merger, and the Merger will become effective upon the filing and acceptance thereof or at such other time as is provided in the Certificate of Merger in accordance with the Delaware General Corporation Law and as THL I and the Company agree.

     Each share of Syratech Common Stock outstanding at the Effective Time (other than shares of Syratech Common Stock held by Syratech or any wholly owned subsidiary thereof and Dissenting Shares) will be entitled either (i) to the Cash Price or (ii) to retain a share, subject to certain restrictions, as more fully described under "THE MERGER -- Merger Consideration" and "-- Non-Cash Election." With regard to the treatment of fractional share interests, see
"-- Fractional Shares."

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things, (a) organization, standing and similar corporate matters;
(b) subsidiaries; (c) the Company's capital structure; (d) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (e) documents filed by the Company with the Commission, the accuracy of information contained therein and the absence of undisclosed liabilities; (f) the accuracy of information supplied by the Company in connection with this Proxy Statement/Prospectus; (g) the absence of certain changes or events since the date of the most recent financial statements filed with the Commission, including material adverse changes with respect to the Company; (h) the absence of pending or threatened material litigation, certain labor matters and compliance with applicable laws; (i) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and employment matters; (j) filing of tax returns and payment of taxes; (k) the absence of defaults under material contracts; (l) brokers's fees and expenses; (m) the receipt of an opinion of the Company's financial advisor; (n) the recommendation of the Board of Directors of the Company with respect to the Merger Agreement, the Merger and related transactions; (o) the required vote of the Company's stockholders; (p) the lack of any provisions in the Company's organizational documents restricting, and the inapplicability of any state takeover or similar statutes to, the Merger Agreement, the Merger or related agreements and transactions; (q) the ownership of Company trade names; and (r) related party transactions.

     The Merger Agreement also contains customary representations and warranties of THL I relating to, among other things, (a) organization, standing and similar corporate matters; (b) subsidiaries; (c) THL I's capital structure; (d) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (e) broker's fees and expenses; (f) financing;
(g) the accuracy of information supplied by THL I in connection with this Proxy Statement/Prospectus; and (h) participation by Syratech's management in the transaction contemplated by the Agreement.

CERTAIN PRE-CLOSING COVENANTS

     Pursuant to the Merger Agreement, the Company has agreed, until the Effective Time (except as otherwise specifically required by the terms of the Merger Agreement), that it will, and it will cause its subsidiaries to, act and carry on their respective businesses in the usual, regular and ordinary course of business consistent with past practice and use its and their respective reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, until the Effective Time, the Company has agreed that it will not, and will not permit any of its subsidiaries, without the prior consent of THL I, which shall not be unreasonably withheld to, (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (except pursuant to the Company's Rights Agreement), or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Syratech Common Stock from holders of Company Stock Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Stock Options outstanding on the date of the Merger Agreement (except pursuant to the Company's Rights Agreement); (iv) subject to certain exceptions, authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents; (v) amend its articles of incorporation, by-laws or other comparable charter or organizational documents; (vi) acquire or agree to acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof material to the Company; (vii) subject to certain exceptions, sell, encumber or otherwise dispose of any of its properties or assets other than properties or assets that meet certain specified criteria, except transactions in the ordinary course of business consistent with past practice, sales of inventory and entering into leases for showrooms and sales or dispositions of buildings no longer usable by the Company in its operations;
(viii) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice, (ix) make any material loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company; (x) acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, or, make or agree to make any capital expenditures in excess of the amount budgeted therefor by the Company; (xi) subject to certain exceptions, pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; (xii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization; (xiii) enter into any new collective bargaining agreement or any successor collective bargaining agreement to any collective bargaining agreement, except in the ordinary course of business;
(xiv) change any material accounting principle; (xv) settle or compromise any litigation, other than settlements or compromises where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise is not material to the Company; or (xvi) authorize any of, or commit or agree to take any of, the foregoing actions.

     Under the Merger Agreement, the Company has also agreed, subject to certain exceptions, that neither it nor any of its subsidiaries will adopt or amend (except as required by law) any employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee, director or former director or employee, other than increases for individuals (other than officers and directors) in the ordinary course of business consistent with past practice or increase the compensation or fringe benefits of any director, employee or former director or employee or pay any benefit not required by an existing plan, arrangement or agreement.

     Pursuant to the Merger Agreement, the Company has also agreed that neither it nor any of its subsidiaries will (i) grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date of the Merger Agreement, (ii) effectuate a "plant closing" or "mass layoff," as defined in the Worker Adjustment and Retraining Notification Act of 1988, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any subsidiary, without notifying THL I or its affiliates in advance and without complying with the notice requirements and other provisions of such Act or (iii) except in the ordinary course of business and consistent with past practice, make any tax election or settle or compromise any federal, state, local or foreign tax liability.

NO SOLICITATION OF ALTERNATIVE TRANSACTIONS

     The Merger Agreement provides that neither Syratech nor any of its subsidiaries (nor any of their respective officers, directors, employees, representatives, agents or other affiliates), will directly or indirectly initiate, solicit or knowingly encourage or take any other action to facilitate knowingly any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to (i) any merger consolidation, share exchange, recapitalization, business combination, or other similar transaction involving 40% more of the assets of the Company, (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of 40% or more of the assets of the Company and subsidiaries, taken as a whole, in a single transaction or series of transactions, (iii) any tender offer or exchange offer for 40% or more of the outstanding shares of capital stock of the Company or any filing of a registration statement under the Securities Act in connection therewith, or (iv) any public announcement or a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (each a "Transaction Proposal"), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Transaction Proposal or agree to or endorse any Transaction Proposal or authorize or permit any of its officers, directors or employees or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its subsidiaries to take any such actions. By the terms of the Merger Agreement, the foregoing provision will not prohibit the Company from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide proposal to acquire the Company and/or its subsidiaries pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction if, and only to the extent that (A) the Board (or a special committee thereof), after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law and (B) prior to taking such action the Company (x) provides reasonable notice to THL I to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, (ii) failing to make or withdrawing or modifying its recommendation of the Merger if the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law or (iii) making to the Company's stockholders any recommendation and related filing with the SEC as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other legally required action (including, without limitation, the making of public disclosures as may be necessary or advisable under applicable securities laws). For a description of the effects that a Transaction Proposal prior to the Effective Time could have under the Merger Agreement, see
"-- Termination" below.


CERTIFICATE OF INCORPORATION AND BY-LAWS


     Attached to the Merger Agreement as Exhibit A is the Amended and Restated Certificate of Incorporation of the Company as it will be amended to read as a result of and following the Merger until thereafter amended as provided therein and under the Delaware General Corporation Laws.

     The By-Laws of Syratech as in effect at the Effective Time shall be the By-laws of the Company following the Merger until thereafter changed or amended as provided therein or by applicable law.

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY FOLLOWING THE MERGER

     The Merger Agreement provides that the following nine persons David A. Harkins, Scott A. Schoen, Thomas M. Hagerty, Kent R. Weldon, Seth W. Lawry, Melvin L. Levine, Alan R. Kanter, E. Merle Randolph and Leonard Florence will be the directors of the Company following the Merger. See Schedule 1 for more information on these persons other than existing directors of the Company. The Board of Directors will be subject to change from time to time. See "SPECIAL FACTORS/RISK FACTORS -- Control by Affiliates of the Thomas H. Lee Company."

     The Merger Agreement also provides that the officers of the Company at the Effective Time will be officers of the Company following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

STOCK AND EMPLOYEE BENEFIT PLANS

     The treatment in the Merger of outstanding Company Stock Options and of the Company's employee benefit plans will be as described in "THE MERGER -- Effect on Stock and Employee Benefit Matters."

ACCESS TO INFORMATION AND CONFIDENTIALITY

     Subject to applicable provisions regarding confidentiality, the Company has agreed in the Merger Agreement to, and to cause each of its subsidiaries, officers, employees, counsel, financial advisors and other representatives to, afford to THL I and its representatives and to potential financing sources, reasonable access, in a coordinated manner, during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records and, during such period, to, and to cause each of its subsidiaries to, furnish promptly to THL I a copy of all documents filed by it during such period pursuant to Federal and State securities laws and such information concerning its business, properties, financial condition, operations and personnel as THL I may from time to time reasonably request.

BEST EFFORTS

     Pursuant to the Merger Agreement and subject to certain conditions and limitations described therein, the parties have agreed to cooperate with each other and to use their respective best efforts do all things necessary, proper or advisable, so that the transactions contemplated by the Merger Agreement may be consummated. Under the Merger Agreement, the Company and THL I will take all actions necessary to delist the Company's Common Stock from the NYSE, effective after the Effective Time.

INDEMNIFICATION AND INSURANCE

     Under the Merger Agreement, for six years after the Effective Time, the Company will indemnify all present and former directors and officers of the Company and its subsidiaries for matters existing or occurring at or prior to the Effective Time to the fullest extent currently provided in their respective certificates of incorporation or by-laws on the date of the Merger Agreement consistent with applicable law, to the extent that such costs have not been paid for by insurance.

     The Company will, for six years following the Effective Time, maintain its current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time for all persons who are directors and officers of the Company on the date of the Merger Agreement; provided, that the Company will not be required in any year to spend in excess of 200% of the annual premium paid for directors' and officers' insurance prior to the date of the Merger Agreement; provided that the Company shall be obligated to provide such coverage as may be obtained for such amount.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The respective obligations of the Company and THL I to effect the Merger are subject to various conditions which include, in addition to certain other customary closing conditions, the following:

          (a) the Merger Agreement shall have been approved by the requisite vote of holders of outstanding shares of Syratech Common Stock and not more than 10% of the outstanding shares of Syratech Common Stock shall be Dissenting Shares;

          (b) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired;

          (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided that the Company and THL I are required to use their best efforts to have any such injunction, order, restraint or prohibition vacated; and

          (d) any registration statement used in connection with the Merger on Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of Syratech Common Stock to be retained in the Merger shall have been complied with.

     THL I's obligations to effect the Merger are further subject, in addition to certain other customary conditions, to the following additional conditions:


          (a) THL I shall have received evidence, in form and substance reasonably satisfactory to it, that all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as are necessary in connection with the transactions contemplated by the Merger Agreement have been obtained, except such licenses, permits, consents, approvals, authorizations, qualifications and orders which are not, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole.


          (b) there shall not be pending or threatened by any governmental entity any suit, action or proceeding (or by any other person any suit, action or proceeding which has a reasonable likelihood of success), (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or seeking to obtain from THL I or any of its affiliates any damages that are material to such party, (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its subsidiaries of any material portion of the business or assets of the Company or any of its subsidiaries, to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) seeking to impose limitations on the ability of THL I (or any designee of THL I) to acquire or hold, or exercise full rights of ownership of, any shares of Syratech Common Stock, including, without limitation, the right to vote the Syratech Common Stock on all matters properly presented to the stockholders of the Company.

          (c) THL I shall have received certain agreements from each person identified by the Company to be an "affiliate" of the Company for purposes of Rule 145 under the Securities Act;


          (d) the Company shall have received the proceeds of financing pursuant to the commitment letters attached to the Merger Agreement (or from such other financing sources as THL I and the Company reasonably agree) in amounts sufficient to consummate the transactions contemplated by the Merger Agreement, including, without limitation, (i) to pay the Cash Price,
     (ii) to refinance the outstanding indebtedness of the Company, (iii) to pay fees and expenses in connection with the Merger Agreement or the financing thereof and (iv) to provide for the working capital needs of the Company following the Merger. It is anticipated that financing proceeds (including proceeds from the issuance of the Cumulative Redeemable Preferred Stock) and an equity contribution aggregating up to $301.2 million will be required to consummate such transactions. The equity contribution to be made by affiliates of Thomas H. Lee Company to THL I will constitute approximately $100.2 million of Common Stock (less the value of the shares (not to exceed 781,250) retained by stockholders other than Management Stockholders) and up to $18.0 million of Cumulative Redeemable Preferred Stock of such $301.2 million; and


          (e) except as disclosed in the Disclosure Schedule there shall have been no Material Adverse Effect with respect to the Company relating to Environmental Matters as set out in Schedule 7.2(a) to the Merger Agreement. The obligations of the Company to effect the Merger are further subject, in addition to certain other customary closing conditions, to the following condition: there shall not be pending or threatened by any party any suit, action or proceeding challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or seeking to obtain from the Company (or any director) any significant damages. See "REGULATORY APPROVALS."

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the
Company:


          (a) by mutual written consent of THL I and the Company;


          (b) by either THL I or the Company if:

             (i) any federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign, shall have issued a final and nonappealable order, decree or ruling or taken any other final and nonappealable action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or action shall have become final and nonappealable; or

             (ii) if the Merger shall not have been consummated on or before April 30, 1997 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed at or prior to the Effective
        Time);

             (iii) if the required approval of the stockholders of the Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

          (c) by THL I if the Company shall have (1) withdrawn, modified or amended in any respect adverse to THL I its approval or recommendation of the Merger Agreement or any of the transactions contemplated therein, (2) failed to include such recommendation in the Proxy Statement/Prospectus mailed to the Company's stockholders, (3) recommended any Transaction Proposal from a person other than THL I or any of its affiliates or (4) resolved to do any of the foregoing; or

          (d) by either THL I or the Company shall enter into any agreement with a third party with respect to a Transaction Proposal.

     In the event of termination of the Merger Agreement by either the Company or THL I, the Merger Agreement will become void and will have no effect, without any liability or obligation on the part of the Company or THL I, other than under certain specified provisions of the Merger Agreement relating to brokers' fees, payment of fees and expenses, confidentiality agreements, the effect of termination of the Merger Agreement and third party beneficiaries.

     See "-- Expenses and Certain Required Payments."

AMENDMENT AND WAIVER

     The Merger Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the stockholders of the Company; provided, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval by such stockholders. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the parties, (b) waive any inaccuracies in the representations and warranties in the Merger Agreement or any document delivered pursuant thereto, or (c) subject to the approval of stockholders required by law, waive compliance with any of the agreements or conditions contained in the Merger Agreement. The failure of the Company or THL I to assert any of its rights under the Merger Agreement will not constitute a waiver of such rights.

EXPENSES AND CERTAIN REQUIRED PAYMENTS

     In addition to any other amounts which may be payable or become payable pursuant to the provisions described in the next succeeding paragraph, the Company has agreed (provided that THL I is not then in material breach of the Merger Agreement) promptly, but in no event later than one business day after the termination of the Merger Agreement pursuant to the provisions described in paragraphs (c) and (d) under "Termination" (or from time to time after Closing), to reimburse THL I for all its out-of-pocket expenses and fees up to an aggregate amount of $2.25 million in connection with the Merger and the consummation of the transactions contemplated by the Merger Agreement and the financing thereof.

     If any person (other than THL I or any of its affiliates) shall have made, or proposed, communicated or disclosed in a manner which is or otherwise becomes public a Transaction Proposal and the Merger Agreement is terminated pursuant to the provisions described in paragraphs (c) and (d) under "Termination," then the Company shall, promptly but in no event later than one business day after the termination of the Merger Agreement, pay THL I a fee of $6.75 million.

     Except as otherwise provided above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that the Company will pay all costs and expenses (x) in connection with printing and mailing the Proxy Statement/Prospectus, as well as all SEC filing fees relating to the transactions contemplated therein and (y) of obtaining any consents of any third party.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT



     The following table sets forth certain information concerning the beneficial ownership of Syratech Common Stock (i) by each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock, (ii) by each director, and (iii) by all officers and directors as a group, as of January 31, 1997. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock.



                                                                     SHARES OF
                                                                    COMMON STOCK
                                                                    BENEFICIALLY
                               NAME                                    OWNED          PERCENTAGE
------------------------------------------------------------------  ------------      ---------
Leonard Florence(a)...............................................    2,794,304(b)(c)     32.1%
E. Merle Randolph.................................................       91,197(d,e)        (f)
Melvin L. Levine..................................................      224,232(d)         2.6%
Alan R. Kanter....................................................      204,914(d)         2.4%
Faye A. Florence..................................................       27,633(g)          (f)
Irwin Chafetz.....................................................       18,461(h)          (f)
Frederick H. Chicos...............................................        4,400(i)          (f)
Harold Cohen......................................................       94,925(j)         1.1%
Jerry R. Jacob....................................................       20,505             (f)
Alan Perlman......................................................      104,337(k,l)       1.2%
Harold Roitenberg.................................................       54,462(m)          (f)
Jacob Saliba......................................................            0             (f)
Officers and Directors as a group (12 persons)....................    3,639,370           41.7%
Gabelli Funds, Inc. & related entities(n).........................      913,100           10.5%
Artisan Partners L.P. & related entities(o)(p)....................      461,200            5.3%


---------------
(a) The business address for Leonard Florence is c/o Syratech Corporation, 175 McClellan Highway, East Boston, Massachusetts, 02128-9114.

(b)  Includes 87,000 shares held by the Florence Family Foundation.


(c)  Includes Common Stock held of record by Mr. Florence's wife.


(d) Includes 4,000 shares of Common Stock issuable upon exercise of vested employee stock options.

(e) Includes an aggregate of 2,975 shares of Common Stock held of record by Mr. Randolph's wife, and dependent daughter.

(f)  Represents less than 1% of the issued and outstanding shares of Common
     Stock.

(g) Includes 10,000 shares of Common Stock issuable upon exercise of vested employee stock options.

(h)  Includes 6,000 shares held by the Chafetz Family Charitable Trust.

(i) Represents shares of Common Stock held of record by Transeo Trust No. 2, of which the mother of Frederick H. Chicos, Mary L. Chicos is trustee.

(j) Includes 5,000 shares of Common Stock held of record in trust for Brian S. Cohen, Mr. Cohen's son.

(k) Includes 16,000 shares held by the Pisa Foundation Under Indenture of Trust in which Alan Perlman and Ann P. Perlman, his wife, are Co-Trustees.


(l) Includes Common Stock held of record by Mr. Perlman's wife, and Common Stock held of record in trusts for Mr. Perlman's children and nephews, aggregating 35,800 shares as to which Mr. Perlman disclaims beneficial ownership.


(m) Represents shares of Common Stock held of record by Roitenberg Investments, Inc., of which Harold Roitenberg is President.

(n) The business address for Gabelli Funds, Inc. and related entities is One Center, Rye, NY 10580.


(o) Represents Artisan Partners L.P. and related entities' holdings as of September 30, 1996.



(p) The business address for Artisan Partners L.P. and related entities is 1000 North Water Street, Suite 1770, Milwaukee, WI 53202.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        SEE "FORWARD-LOOKING STATEMENTS"
RECENT TRANSACTIONS

  Rauch Industries, Inc.


     On February 15, 1996, the Company, through an indirect wholly owned subsidiary, acquired the outstanding shares of Rauch for approximately $49.6 million, including costs of the transaction. The acquisition was accounted for under the purchase method of accounting, and the results of operations of Rauch have been included with the results of the Company from February 15, 1996. The purchase price in excess of net assets acquired of $7.2 million is being amortized on the straight line basis over 30 years. During the year ended December 31, 1996, the Company received $23.8 million in connection with an insurance claim relating to a 1994 fire at Rauch. During the fiscal year ended December 31, 1995, net sales of Rauch were $58.9 million.



  Farberware



     On April 2, 1996, the Company, through its indirect wholly owned subsidiary, Far-B Acquisition Corp. ("Far-B"), together with Lifetime Hoan Corporation ("Lifetime"), acquired certain assets from Farberware Inc., a subsidiary of U.S. Industries, Inc. ("USI"). Lifetime and the Company are not affiliates.



     Farberware Inc. was a manufacturer of aluminum clad, stainless steel cookware and bakeware and small electric kitchen appliances. The aggregate consideration paid by Far-B and Lifetime was approximately $45.8 million, subject to adjustment, of which Far-B paid approximately, $32.6 million. The amount of the adjustment was the subject of a dispute, as noted below. The assets acquired by the Company included certain of the inventory, the tradename "Farberware" and the intellectual property (including the intellectual property that relates to cookware and bakeware and electric products other than major kitchen appliances) and certain tools and dies and machinery and equipment. Effective April 2, 1996, the Company, through Far-B, entered into a manufacturing services agreement with Farberware Inc. for transitional manufacturing services for certain finished goods previously produced by Farberware Inc. The Company entered into the manufacturing services agreement in part to provide continuity of product during a transition period in order to protect the strength of the Farberware name in the marketplace. The manufacturing services agreement has terminated.


     The Company acquired Farberware Inc. assets in order to expand Farberware's licensing activities and to use the Farberware name on certain of the Company's existing and new products.


     Upon disposal of acquired inventory, the Company will not manufacture or sell Farberware cookware and bakeware products or noncommercial electric products. Accordingly, net sales for the year ended December 31, 1996 exclude sales of Farberware inventory, and $3.5 million, net of certain selling, general and administrative expenses, from these sales has been recorded as other operating income.


     In a separate transaction, the Company and Far-B entered into an agreement with Lifetime, which provided for the allocation between them of those assets acquired from Farberware Inc., which had not been acquired by Lifetime directly from Farberware Inc. the granting of a long-term license to Lifetime for use of the Farberware name in connection with an extensive list of products, the granting to Lifetime of long-term exclusive rights to operate Farberware outlet stores, the reservation of certain exclusive rights to Far-B (including exclusive rights to use of the Farberware name for corporate purposes and for the marketing of cookware and bakeware products as well as electric products) and for the future formation of a joint venture to administer certain licensing rights.

     On June 27, 1996, the Company's Farberware Inc. subsidiary (formerly Far-B) ("Farberware") entered into a license agreement with Meyer Marketing Co. Ltd. ("Meyer") pursuant to which Meyer was granted for a term of 200 years (i) an exclusive worldwide license to use and exploit the Farberware name and certain related intellectual property rights in connection with the sourcing, manufacture and distribution of cookware and bakeware products for home use and commercial, industrial and institutional size pots, pans and roasters, and (ii) non-exclusive (shared) rights to use certain Farberware technology and other intellectual property. For such grant, Meyer made a one-time payment to the Company of $25.5 million, which resulted in recognition by the Company of $11.9 million of non-recurring income. Under the terms of the licensing agreement, the Company has no further obligation with respect to the amount paid by Meyer. As such, the entire proceeds received were recognized as revenue. On July 12, 1996, Farberware granted to a major retail chain the exclusive license to use and exploit the Farberware name and related intellectual property in connection with the sourcing, manufacture, marketing and sale of certain electric products for annual royalty payments. On October 25, 1996 Farberware granted to FCI Corp. a license to use and exploit the Farberware name in connection with the sourcing, manufacturing, marketing and sale of certain Commercial Products (defined as six specified commercial urns and one specified commercial convection oven plus cookware, bakeware and electric products developed by the Licensee solely and exclusively for commercial, industrial or institutional use with the prior written approval of Farberware) for the payment of annual royalties.



     On February 3, 1997 the Company, Farberware, and Lifetime reached an agreement (the "Settlement Agreement"), with USI and Bruckner Manufacturing Corp. (formerly Farberware Inc., the USI subsidiary)("BMC") to settle all previous outstanding legal disputes arising out of the Farberware asset purchase agreement and the manufacturing services agreement. The Settlement Agreement provides for no change to the aggregate consideration paid for the acquired assets, and eliminates certain restrictions on the disposition of acquired tools, machinery and equipment. The Company expects to recognize a gain of approximately $2.5 million before taxes in 1997 on the disposition and sale of certain of the tools and equipment. Under the terms of the Settlement Agreement, Farberware will receive certain finished goods inventory at no cost which the Company estimates has a net realizable value of approximately $1.2 million, and agreed to pay for certain finished goods inventories purchased under the manufacturing services agreement. The Settlement Agreement also resolved outstanding claims and disputes related to purchase price adjustments, trade accounts receivable, advertising commitments, and the administration of consumer warranties.


  Silvestri

     On April 16, 1996, the Company purchased finished goods inventory and intangible assets of the Silvestri division of FFSC, Inc. for approximately $8.6 million. Prior to the Company's purchase of such assets, FFSC, Inc., its subsidiaries and affiliated companies had filed for protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). The Bankruptcy Court approved this acquisition by the Company. Silvestri products include Christmas ornaments, collectibles, lighting and trim as well as other seasonal and nonseasonal giftware and decorative accessories.

     The Company has given a Guaranty (limited to $4 million), dated as of May 21, 1996, of the obligations of FF Holding Company, FFSC, Inc. and certain related entities to The CIT Group/Business Credit, Inc. under a certain debtor in possession financing agreement dated May 21, 1996 and, at the request of the Company, NationsBank N.A. (South) has issued its letter of credit, dated May 21, 1996 in the amount of $4 million to CIT Group/Business Credit, Inc. to secure the Company's aforesaid guaranty. Certain funds which are affiliates of the Thomas H. Lee Company are creditors of FFSC, Inc. See "Agreement and Plan of Merger" below.

  C.J. Vander

     On May 8, 1996, the Company, through one of its subsidiaries, acquired all of the outstanding common stock of C.J. Vander, a manufacturer of sterling silver and silverplated flatware and hollowware in Sheffield and London, England. The purchase price was immaterial to the Company's consolidated financial statements. The acquisition was accounted for under the purchase method of accounting.

  Potpourri Press

     On November 26, 1996, a wholly-owned subsidiary of the Company acquired inventory, tangible property, intellectual property rights, certain key records (including customer lists, customer files, supplier information, catalogs) and certain contract rights (selected by the Company's subsidiary) of Potpourri Press, a North Carolina-based manufacturer of Christmas products for a purchase price of approximately $2.3 million plus a $0.2 million promissory note.

  Syroco


     On April 11, 1995, pursuant to an agreement entered into on March 28, 1995, the Company, through its subsidiary, Syratech Holding Corporation, sold Syroco, Inc. ("Syroco"). The net proceeds received after costs of the sale and income taxes were $133.9 million. On September 25, 1995, the Company reached a final settlement regarding the sale of Syroco. Under the terms of the settlement, the Company reacquired certain assets and reassumed certain liabilities of Syroco which have been recorded at their estimated net fair value amounting to $1.8 million at December 31, 1995. The Company does not expect that the liquidation of the assets will have a material effect on the previously recognized gain on disposal. The sale resulted in the discontinuance of the Company's casual furniture and accessories business and resulted in an after tax gain on disposal of $30.5 million which was recognized in the second quarter of 1995. The assets and liabilities relating to the discontinued business are included in the caption, net assets of discontinued operations, in the Consolidated Balance Sheets at December 31, 1994 and 1995. The results of operations for the discontinued segment are included in discontinued operations in the Consolidated Income Statements and Statements of Cash Flows for the years ended December 31, 1994 and 1995.



AGREEMENT AND PLAN OF MERGER



     On October 23, 1996, the Company and THL I, entered into the Merger Agreement (which was restated on November 27, 1996 and was further amended on February 14, 1997) and pursuant to which THL I will be merged into the Company. Pursuant to the transaction, stockholders of the Company will receive $32 in cash for each share of Syratech Common Stock owned by them (other than Leonard Florence who will receive $28 per share) or may elect to receive a portion of their consideration by retaining stock of the surviving entity. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger."


RESULTS OF OPERATIONS

     The following table sets forth certain financial data as a percentage of net sales of the Company for each of the periods presented.


                                                                   PERCENTAGE OF NET SALES
                                                              ---------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                              1994          1995          1996
                                                              -----         -----         -----
Net Sales.................................................    100.0%        100.0%        100.0%
Cost of sales.............................................     71.0          70.7          71.6
                                                              -----         -----         -----
  Gross profit............................................     29.0          29.3          28.4
Selling, general and administrative expenses..............     21.5          20.2          21.3
Other operating income (1)................................                                  1.4
                                                              -----         -----         -----
  Income from operations..................................      7.5           9.1           8.5
Interest income (expense), net............................     (0.3)          2.7          (0.9)
Other income (2)..........................................                                  4.4
                                                              -----         -----         -----
  Income before income taxes..............................      7.2          11.8          12.0
Provision for income taxes................................      1.9           4.0           4.5
                                                              -----         -----         -----
  Income from continuing operations.......................      5.3%          7.8%          7.5%
                                                              =====         =====         =====


---------------
(1) Includes income from the sale of Farberware inventory and other operating income, net of certain selling, general and administrative expenses.

(2) Consists of non-recurring pre-tax income related to licensing the Farberware name on cookware and bakeware.


  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995



     Net sales increased 59.8% to $270.9 million for the year ended December 31, 1996 from 169.5 million for the year ended December 31, 1995. Excluding the impact of acquisitions of businesses and productlines completed in 1996, net sales increased 8.1%. This increase reflects primarily increased sales volume of giftware items (including seasonal items, picture frames and silver plated items) and of sterling silver flatware. The changes in product prices did not materially impact net sales.



     Gross profit increased 54.6% to $76.8 million for the year ended December 31, 1996 from $49.7 million for the year ended December 31, 1995. Gross profit as a percentage of sales was 28.4% for the year ended December 31, 1996 compared to 29.3% for the year ended December 31, 1995. The decrease in gross profit percentage was primarily a result of the acquisition of Rauch, which gross profit margin is lower than that of certain of the Company's other product lines and a $1.3 million nonrecurring compensation expense charge related to the transfer of shares to one of the executive officers. See note 11 to the Company's consolidated financial statements. Partially offsetting this decrease was the gross profit on the recently acquired high end
Silvestri seasonal productline. Excluding the impact of acquisitions, the gross profit percentage was 30.3% for the year ended December 31, 1996. This increase in gross profit percentage, exclusive of acquisitions, was due to increased sterling flatware sales which have a higher profit margin than other tabletop and giftware items and also to a change in product mix in the giftware lines to higher margin items including frames and certain seasonal products. The increase in gross profit margin was not materially impacted by change in product prices.



     Selling, general and administrative expenses ("S,G & A expenses") increased to 21.3% as a percentage of net sales or $57.7 million for the year ended December 31, 1996 from 20.2% or $34.2 million for the year ended December 31, 1995. S,G & A expenses were $39.5 million or 21.5% as a percentage of net sales excluding S,G & A expenses incurred at Rauch, Silvestri, C.J. Vander and Potpourri. These acquired companies had $18.2 million of S,G & A expenses including the allocation of existing and continuing corporate expenses. Substantial resources were dedicated and additional expenses were incurred as a result of acquiring productlines, integrating functions (including selling and marketing, customer service and general and administrative functions) and in the case of Farberware, general and administrative costs of disposing of the productline during 1996. Allocated corporate costs incurred to sell the Farberware product line of $2.6 million are not included in the other operating income line and are included in the Company's S,G & A expenses. Also included in S,G & A expenses in 1996 was $2.6 million of nonrecurring compensation expense related to the transfer of shares to two other executive officers. See note 11 to the Company's consolidated financial statements.



     Income from operations increased 49.6% to $23.1 million in the year ended December 31, 1996. Included in income from operations for the year ended December 31, 1996, was $3.5 million, net of certain S,G & A expenses, from the disposal of Farberware inventory. The Company does not expect to incur any loss on the disposal of the remaining Farberware inventory at December 31, 1996 of $3.3 million.



     Interest expense, net was $2.4 million for the year ended December 31, 1996 compared to interest income, net of $4.6 million for the year ended December 31, 1995. This change results from a reduction in invested cash used to purchase and retire 3,064,751 shares of the Company's Common Stock, for recent acquisitions and for seasonal working capital needs.



     The provision for income taxes was $12.2 million for the year ended December 31, 1996 compared to $6.9 million for the year ended December 31, 1995. The effective income tax rate was 37.5% for the year ended December 31, 1996 compared to 34.3% for the year ended December 31, 1995. This increase in the effective income tax rate in 1996 is due to a higher proportion of income earned in tax jurisdictions with higher income tax rates, including but not limited to the Farberware income.

     Net income for the year ended December 31, 1996, all of which was income from continuing operations, was $20.4 million or $2.32 per share, on shares of 8,799,000, compared to income from continuing operations of $13.2 million, or $1.12 per share, on shares of 11,803,000, for the year ended December 31, 1995. The year ended December 31, 1996 included non-recurring pre-tax income of $11.9 million, net of costs, resulting from a license agreement. Net income for the year ended December 31, 1995 was $46.2 million or $3.91 per share. The year ended December 31, 1995 included income from discontinued operations, net of income taxes, of $2.6 million and the gain on sale of Syroco, Inc. of $30.5 million totaling $2.79 per share.



  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994


     Net sales increased by 15.1% to $169.5 million in 1995 from $147.3 million in 1994 primarily due to increased sales volume as a result of expanded product offerings within the giftware line, as well as increased demand for the Company's giftware products and an increase in its seasonal product category. Changes in product prices did not materially impact net sales. The Company's sales increased despite a difficult retail environment in 1995.

     The Company's gross profit increased 16.4% to $49.7 million in 1995 from $42.7 million in 1994. The gross profit as a percentage of net sales increased to 29.3% in 1995 from 29.0% in 1994. This increase is due primarily to improved product mix in the giftware lines.

     Selling, general and administrative expenses increased to $34.2 million in 1995 from $31.6 million in 1994 but decreased as a percentage of net sales to 20.2% in 1995 from 21.5% in 1994. The decrease of 1.3 percentage points is due to the Company's cost reduction program following the sale of Syroco.

     Income from operations increased 39.4% to $15.4 million in 1995 from $11.1 million in 1994 as a result of the factors discussed above.

     Interest income, net, was $4.6 million in 1995 compared to net interest expense of $0.5 million in 1994. Interest income was earned primarily as a result of investing the net proceeds from the sale of Syroco in short-term, investment grade securities.

     The provision for income taxes in 1995 was $6.9 million compared with $2.8 million in 1994. The effective income tax rate increased to 34.3% in 1995 from 26.0% in 1994. The 1995 effective income tax rate increased primarily due to an increase in the proportion of the Company's earnings in tax jurisdictions with higher tax rates, primarily interest income earned in the United States.


LIQUIDITY AND CAPITAL RESOURCES


     On March 28, 1995, the Company sold its casual furniture and accessories business to Marley plc for net proceeds of $133.9 million after transaction costs and income taxes. The Company has used the net proceeds from the sale of Syroco for working capital requirements to grow its existing business, to effect the Katy Stock Repurchase and to make several acquisitions in 1996.


     Net cash provided by operating activities for the year ended December 31, 1996 was approximately $23.8 million. The primary sources of cash were the decrease in marketable securities as a result of the repayment of temporary borrowings used to effect the Katy Stock Repurchase and income generated which includes the non-recurring pre-tax Farberware gain of $11.9 million. Partially offsetting these sources was acquisition related increases in accounts receivable and inventories.



     At December 31, 1996, accounts receivable increased to $60.0 million from $31.9 million at December 31, 1995. This increase is primarily the result of sales of Farberware inventory, seasonality, the recent acquisitions and increased sales volume in the tabletop and giftware product lines. The increase in inventory from $41.2 million at December 31, 1995 to $79.4 million at December 31, 1996 is due to recent acquisitions, including purchased Farberware inventory. During 1996, $23.8 million was collected from the final settlement agreement for the Rauch fire loss which occurred prior to the Company's acquisition of Rauch.



     The Company's working capital requirements are seasonal and tend to be highest in the period from September through December due to the Christmas selling season. Accounts receivable tend to decline during the first quarter as receivables generated during the third and fourth quarters are collected and remain lower until the next peak season beginning in September. This seasonality has increased as a result of the acquisition of Rauch and the Silvestri product line.


     Capital expenditures were approximately $15.1 million for the year ended December 31, 1996. These expenditures were primarily for a warehouse in South Carolina, computer software and hardware, improvements at the Company's East Boston facility, machinery, tools and dies for the Company's manufacturing facilities and for a building and equipment for C.J. Vander.



     The Company expects capital expenditures for the year ended December 31, 1997 to be approximately $17 million, including land and construction costs for a warehouse facility on the West Coast, and the cost of certain machinery and equipment for Rauch.



     On December 29, 1995, the Company effected the Katy Stock Repurchase. The aggregate purchase price of $52.1 million represented approximately $17 per share. The purchase was substantially financed by the issuance of two promissory notes due January 2, 1996 to subsidiaries of Katy and the assumption of short term bank debt, all aggregating $51.7 million. The two promissory notes and the short-term bank debt were paid on January 2, 1996.



     Effective October 31, 1996, the Company's Loan Agreement was amended to add Rauch, Farberware and Silvestri as borrowers and limited total borrowings, including amounts reserved for drawings on letters of credit, to $100.0 million through December 31, 1996 and thereafter to $60.0 million until the earlier of April 30, 1997 or the completion of refinancing contemplated with respect to the Merger. As of December 31, 1996, the amount of outstanding borrowings under the Loan Agreement was $5.9 million.



     The revolving credit facility of one of the Company's Puerto Rican subsidiaries expired on May 30, 1996; however, the Company received a letter of commitment increasing the line from $4.0 million to $10.0 million and extending it to May 31, 1997. On October 15, 1996, the Puerto Rican subsidiary and the lender entered into an Amended and Restated Line of Credit Agreement increasing the facility to $10.0 million and renewing it to May 31, 1997. As of December 31, 1996, the amount of outstanding borrowings under the line was $0.6 million.



     On December 31, 1996, credit availability, net of $10.3 million of outstanding letters of credit, under the Company Loan Agreement and the Puerto Rican subsidiary's line totaled $83.8 million and $9.4 million, respectively. On January 1, 1997, the availability under the Company Loan Agreement is reduced by $40.0 million.



     Upon consummation of the Merger, the Company would have on a pro forma basis (as of December 31, 1996) outstanding debt of approximately $162.3 million plus up to $18.0 million of Cumulative Redeemable Preferred Stock which accrues at 12% per annum. The transaction is expected to close in the first quarter of 1997. It is intended that the transaction will be accounted for as a recapitalization.



     The Company believes that the 1996 acquisitions of the businesses and product lines together with the growth in the Company's existing businesses will generate sufficient income from operations to cover the increased level of interest to be incurred as a result of the Merger and allow the Company to remain profitable. The Company has already begun to capitalize on the synergies of the newly acquired businesses. As the new acquisitions continue to be integrated with the core business, and with each other, cost savings will be realized as redundant functions, services and facilities are eliminated. In addition, the construction of the West Coast warehouse and distribution facility is expected to create significant savings beginning in 1998 when the warehouse becomes operational.


     The Company believes that funds generated from operations and borrowings available under existing revolving loan facilities will be sufficient to finance the Company's working capital requirements, provide for all known obligations of the Company (including the obligations of the Company under its operating leases) and fund planned capital expenditures through December 31, 1998. See "FORWARD-LOOKING STATEMENTS" and "SPECIAL FACTORS/RISK FACTORS -- Substantial Leverage; Stockholders Deficit; Liquidity."

ACCOUNTING PRONOUNCEMENTS


     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation" ("Statement 123"). The Company has continued to account for its stock-based transactions to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and will include the pro forma disclosures required by Statement 123, if material, in its annual financial statements. For stock option grants to non-employees, the Company follows the provisions of Statement 123, calculates compensation expense using a fair value based method and amortizes compensation expense over the vesting period. During the year ended December 31, 1996, the Company did not grant any options to purchase shares of common stock to non-employees.



     Also, effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121"). Statement 121 requires that long-lived assets held and used by an entity be reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. It also requires that long-lived assets to be disposed of be reported at the lower of the carrying amount or fair value less the cost to sell. The adoption of Statement 121 did not have a material effect on the Company's financial position or results of operations for the year ended December 31, 1996.

                                    BUSINESS

OVERVIEW

     The Company designs, manufactures, imports and markets a diverse portfolio of tabletop, giftware and seasonal products, including: sterling silver, silverplated and stainless steel flatware; sterling silver, silverplated and brass hollowware; picture frames and photo albums; glassware, woodenware and ceramics; fine porcelain boxes; figurines, waterglobes and Christmas ornaments, trim, lighting and tree skirts.


     The Company's net sales have grown from $82.9 million in 1991 to $169.5 million in 1995, a compounded annual growth rate of approximately 20%. For the year ended December 31, 1996, the Company had net sales of $270.9 million, an increase of 59.8% from the same period in 1995. Such growth was achieved through the recent acquisitions, the addition of new products and product categories and expanded distribution of existing products. The addition of new products and product categories has been implemented through both internal development and the acquisition of complementary brands. The Company has grown these acquired brands into substantial product categories by expanding and improving their product lines and distributing them through the Company's distribution channels.


RECENT ACQUISITIONS

     Rauch. Rauch, a leading domestic manufacturer and marketer of Christmas and other seasonal products, in particular glass and satin tree ornaments, was acquired in February 1996 for approximately $49.6 million. Rauch distributes its products primarily to mass market merchandisers through its own sales force and independent representatives. The acquisition included Rochard, a marketer of fine porcelain boxes sold primarily to high-end specialty and department stores.


     Farberware. In April 1996, the Company acquired certain assets of Farberware Inc., including its name, trademarks and other intellectual property, inventory, tools and dies and machinery and equipment. The purchase price paid by the Company was $32.6 million, subject to adjustment. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- Agreement and Plan of Merger." The Company has been selling the inventory initially purchased and subsequently acquired pursuant to a manufacturing services agreement and, in three separate transactions, has entered into licensing agreements for use by third parties of the Farberware tradename in connection with the sourcing, manufacturing and marketing of (a) certain cookware and bakeware products for a one-time payment of $25.5 million,
(b) certain electric products for home use for an annual royalty payments and
(c) Commercial Products (defined as six specified urns and a specified convection oven plus other products to be developed with the prior approval of Farberware) for annual royalty payments. The Company expects to continue to grant licenses and intends from time to time to market specific products under the Farberware tradename.


     Silvestri. In April 1996, the Company acquired certain inventory and intangibles of the Silvestri Division of FFSC, Inc. for approximately $8.6 million. The Silvestri product line consists of high-end Christmas ornaments, collectibles, lighting and trim, as well as other seasonal and nonseasonal giftware and decorative accessories, distributed primarily to specialty and department stores.

     C.J. Vander. In May 1996, the Company acquired C. J. Vander, a manufacturer and marketer of prestigious sterling silver flatware and hollowware with manufacturing locations in Sheffield and London, England. C.J. Vander's products are distributed primarily to jewelry and other specialty stores in the United Kingdom and Europe for approximately $1.0 million.

     Potpourri Press. On November 26, 1996, a wholly-owned subsidiary of the Company acquired inventory, tangible property, intellectual property rights, certain key records (including customer lists, customer files, supplier information, catalogs) and certain contract rights (selected by the Company's subsidiary) of Potpourri Press, a North Carolina-based manufacturer and marketer of Christmas products for a purchase price of approximately $2.3 million plus a $0.2 million promissory note.

COMPETITIVE STRENGTHS AND OPERATING STRATEGY


     The Company's strategic goal is to be the leading domestic, one-source supplier of tabletop, giftware and seasonal products to retailers. In order to achieve this goal, the Company intends to rely on what it believes to be certain competitive strengths and on certain operating strategies including:

     Leadership in Key Product Categories. The Company believes that it is one of the leading domestic manufacturers and marketers of sterling silver flatware and sterling silver and silverplated hollowware, which products are sold under many well-recognized tradenames. In addition, the Company believes it is one of the leading domestic manufacturers of Christmas ornaments. Historically, the Company has been able to increase sales by leveraging its strong presence with retailers in certain categories, such as sterling silver flatware, to introduce new products and product categories.

     Broad Portfolio of Products with Well-Recognized Tradenames. The Company offers a broad portfolio of tabletop, giftware and seasonal products both in terms of the different product categories and multiple retail price points through its "good-better-best" strategy. Wallace, Towle and International Silver are among the best recognized tradenames for sterling silver flatware in the United States, dating back to the colonial period. Rauch and Silvestri are well established brands for Christmas and other seasonal merchandise. The Company's giftware products are marketed under well-recognized tradenames such as International Silver Company, Rochard and Melannco. The Company believes that certain of its strongest brands draw customers into retail stores specifically to purchase products bearing those tradenames. In addition to its own tradenames, the Company produces a variety of products under license from certain entities including The Walt Disney Company(R), Cuisinart(R), Victoria & Albert Museum(R) and Faberge, Inc.(R)


     Diversified Distribution Channels. The Company sells in products to approximately 30,000 customers in most major distribution channels, including retail specialty stores, such as jewelry, seasonal and nonseasonal giftware and collectible stores, department stores, mass market merchandisers, catalogue showrooms and warehouse clubs. The Company believes that the recent Rauch and Silvestri acquisitions will strengthen the Company's presence with mass market merchandisers and department and specialty stores, respectively. The Company's broad customer base, both in terms of number of customers and channels of distribution, reduces its exposure to any single customer or channel of distribution. In 1996, no single customer accounted for 10% or more of the Company's net sales.


     Strong Relationships with Retailers. The Company attributes the successful development of its retail channels to a number of factors. The Company believes that it has benefited from the vendor consolidation trend in the retail industry, which has resulted in increased demand for vendors that have the ability to make timely deliveries of a broad range of quality products and provide advertising and other sales support. The Company also believes that the maintenance of separate sales forces for its product categories has allowed the Company to provide its customers with specialized sales and marketing expertise. In addition, the Company has a policy of not owning or operating Company outlet stores and believes that this policy further strengthens its relationships with its customers.

     Product Development Expertise. The vast majority of the Company's products, including products that are sourced from outside vendors, are designed by the Company's design team and independent designers in conjunction with the Company's product development and marketing team. The Company's design and product development and marketing teams work closely to (i) introduce innovative new products and product categories, such as the Holiday Workshop line of seasonal products, the Hostess Helpers(R) sterling accessory line and a dinnerware category that coordinates with sterling silver flatware and (ii) develop acquired brands into substantial product lines for the Company, such as the Melannco lines of picture frames and photo albums and the Elements glassware lines.

     Integrated Manufacturing and Sourcing. The Company aims at delivering quality products at competitive prices to its customers. In order to pursue this goal, the Company relies both on its own domestic manufacturing capabilities and on a variety of suppliers located primarily in the Asia Pacific Rim. The Company's decision on whether to manufacture or import is based upon, among other criteria, expertise, quality, availability and cost. The Company's imported products are designed by the Company's design team with the assistance of independent designers in conjunction with the Company's marketing team. In addition, in order to ensure quality, products are generally manufactured using Company-owned tools and dies. In 1996, through its import organization comprised of approximately 150 employees, both in the U.S. and overseas, the Company sourced products from over 480 manufacturers, with whom in many cases it has long-standing relationships. The Company can rely on multiple manufacturers and countries with respect to most of its imported products.


GROWTH STRATEGY

     The Company's strategy for future growth focuses on the integration of its recent acquisitions and on its continued ability to expand its product lines, expand its distribution, both domestically and internationally, improve the efficiency of its operations and pursue selected acquisitions of complementary product lines and businesses.

     Integration of Recent and Pending Acquisitions. The Company believes that significant opportunities for growth in sales and operating income exist if it can successfully integrate its recent acquisitions into the Company's sales and marketing organization and consolidate and rationalize certain operations.

     The Company plans to expand the distribution of Rauch and Silvestri products by marketing them through the Company's established distribution channels and also plans to add new products to their existing lines. By integrating Rauch, Silvestri and Potpourri with the Company's internally developed Holiday Workshop line of seasonal products, the Company has significantly expanded its product offerings in this product category, both in terms of types of product and retail price points, and strengthened its presence in major retail channels. In addition, the Company believes that such strengthened presence will provide the Company with substantial opportunities to cross-sell the Company's tabletop and giftware product lines through Rauch and Silvestri distribution channels.

     In order to support the growth in its seasonal business, the Company is in the process of investing $15 million to expand its manufacturing, warehousing and distribution capabilities, primarily by consolidating warehouse and distribution facilities, building a new centralized customer showroom for seasonal products and acquiring new tools and dies and machinery. These investments, along with the consolidation of certain selling, general and administrative functions, are also designed to generate significant cost savings.

     Through the acquisition of C.J. Vander, the Company believes that it will be able to expand the distribution of Wallace and Towle sterling silver and silverplated product lines into the European market, primarily through C.J. Vander's existing distribution channels. In addition, the Company intends to expand the distribution of C.J. Vander products in the United States, in particular through the Rochard sales force, which consists of independent representatives who sell to high-end specialty and department stores. The Company also intends to capitalize on the Farberware brand name recognition to introduce new tabletop products under that tradename beginning in 1997.

     Expanded Distribution. In addition to the opportunities offered by the recent acquisitions discussed above, the Company believes that it has significant opportunities to expand the distribution of its existing product lines by increasing the penetration of existing retailer customers and the number of retail outlets to which it sells. Beginning in 1994, the Company implemented a program with a specialty retailer and franchisee, whereby the Company sources, markets and distributes giftware products for the customer's retail system comprised of several thousand stores. With respect to this program, the Company has identified several growth opportunities, both in terms of expanded product offerings and additional store coverage. In addition, the Company intends to expand the distribution of several product lines introduced in the past several years, such as Melannco and Elements, which the Company believes are not currently fully exploited.

     New Product Introduction. The Company intends to continue to introduce many new products each year. As a result of the planned investments in tools, dies and machinery, the Company believes that it will be able to broaden significantly its offering of Christmas and other seasonal merchandise beginning in 1997. The Company intends to capitalize on the Farberware tradename recognition for quality housewares to introduce new products beginning in 1997. In addition, the Company continuously expands and upgrades its line of sterling silver, silverplated and other tabletop and giftware products.

     Continued Investment in Technology and Productivity. The Company, through one of its indirect wholly-owned subsidiaries, has entered into a purchase and sale agreement to acquire approximately 42 acres of land in Mira Loma, California. The Company intends to construct a warehouse and distribution center on the property to serve as its western region warehouse and distribution center. The Company intends to invest in additional application solutions to enhance its Electronic Data Interchange (EDI) and warehousing capabilities. The Company plans to add a Warehouse Management System (WMS) to each of its warehouses that would enhance the Company's ability to service its customers by improving its order processing and logistics and storage utilization, minimize order cycle times, enhance inventory management, and ensure that customer orders are processed efficiently.

     Acquisitions. The Company believes that the giftware and seasonal markets and, to a lesser extent, the tabletop market are highly fragmented with a number of small manufacturers and marketers of a limited line of products. The Company believes that these industry characteristics and the continuing trend among retailers to consolidate their vendor base will generate attractive opportunities to acquire complementary brands, products, product categories and businesses.

     Limitations on Growth Strategy. The Company's ability to follow the growth plans outlined in preceding paragraphs may be constrained by the availability and cost of capital following the Merger. As noted above, immediately following the Merger there will be a deficit in Stockholders' equity, and, as a consequence, the Company may find it necessary to curtail or abandon some or all of its growth plans.

PRODUCTS


     The Company designs, manufactures, imports and markets a diverse offering of quality tabletop, giftware and seasonal products. The Company defines seasonal products as Christmas tree ornaments, other Christmas decorations and a variety of other products sold for Halloween, Easter, Thanksgiving, Mothers Day and Valentines Day. Seasonal products are marketed under a variety of the Company's tradenames. As noted in the last paragraph on page 88 of this Proxy Statement/Prospectus, seasonal products are included in the Tabletop and Giftware product category and are marketed under the Wallace, Towle, and International Silver tradenames. For example, the Company considers picture frames a tabletop and giftware item and also considers it seasonal just by changing the packaging slightly (e.g., a red colored box at Christmas time). Therefore, a number of the Company's products and/or product lines cannot be categorized between Tabletop and Giftware and Seasonal.



     The majority of the Company's products are sold through the same distribution channels. Customers in each distribution channel purchase a wide range of the Company's products. Distribution costs are not tracked by product category and therefore are not distinguishable between Tabletop and Giftware and Seasonal. In addition, selling and marketing costs, including product design, trade shows and travel, are not tracked separately and are not reasonably allocable by product category.



     A significant portion of the Company's products are also sourced overseas. This function is also not performed by product or product line and is therefore not reasonably allocable by product category.



     The Company also believes that a significant change in sales of specific products will not materially impact operating results.


     The following table presents a breakdown of the Company's net sales by major product categories for the periods presented. For the purpose of this table, seasonal products include the Rauch (including Rochard), Silvestri and Holiday Workshop product lines. Certain seasonal products marketed under Wallace, Towle and International Silver trademarks are included in the tabletop and giftware product category.


                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                           1994           1995           1996
                                                         --------       --------       --------
                                                                     (IN THOUSANDS)
Tabletop and Giftware..................................  $139,510       $153,170       $171,824
Seasonal...............................................     7,781         16,350         99,107
                                                         --------       --------       --------
          Total........................................  $147,291       $169,520       $270,931
                                                         ========       ========       ========

     The Company's products include those shown in the table below, all of which are marketed under one of the Company's many well-recognized tradenames as shown in the table:


 PRODUCT CATEGORY       REPRESENTATIVE PRODUCTS             PRINCIPAL TRADENAMES
------------------  --------------------------------  --------------------------------
TABLETOP AND        Sterling Silver Flatware and      Wallace Silversmiths(R), Towle
GIFTWARE            Hollowware, Silverplated          Silversmiths(R), International
                    Flatware and Hollowware,          Silver Company(R),
                    Stainless Steel Flatware,         Farberware(R), C.J. Vander,
                    Picture Frames and Photo Albums,  Ltd.(TM), Roberts and Belk,
                    Porcelain Boxes, Candlesticks,    Ltd.(TM), Tuttle Sterling(R),
                    Cosmetic Accessories, Glassware,  Rochard(TM), Melannco(R), 1847
                    Woodenware, Ceramics, Brassware   Rogers Bros.(R), Elements(R)

SEASONAL            Waterglobes, Figurines,           Rauch Industries(R),
                    Collectibles                      Silvestri(R), Holiday
                    Christmas Ornaments, Christmas    Workshop(R), International
                    Stockings, Tree Skirts, Trim,     Christmas(TM), Holiday
                    Lighting                          Products(TM), Rochard(TM)

  Tabletop and Giftware

     Sterling Silver and Silverplated Flatware and Hollowware. The Company designs, markets and distributes a variety of products in these categories, including flatware, serving pieces, cosmetic accessories and hollowware, such as candlesticks, casseroles and coffee and tea services, that are marketed under the tradenames Wallace Silversmiths(R), Towle Silversmiths(R), International Silver Company(R), C.J. Vander(TM) and Tuttle Sterling(R). A vast majority of the Company's products in this category are manufactured at the Company's plants in Puerto Rico and Massachusetts. These products are sold primarily to specialty stores, including jewelry stores and gift stores, and department stores and are generally included in bridal registries.

     Stainless Steel Flatware. The Company designs, markets and distributes several lines of stainless steel flatware ranging from premium mass-produced sets to high-end flatware place settings. The Company markets these products under tradenames such as Wallace Silversmiths(R), Towle Silversmiths(R), International Silver Company(R), 1847 Rogers Bros.(R) and, under a license agreement, the tradename Cuisinart(R). The Company's products in this category are imported from the Company's third-party vendors located primarily in the Asia Pacific Rim. The primary channels of distribution include department stores, mass market merchandisers, warehouse clubs and specialty stores and are also included in bridal registries.

     Picture Frames and Photo Albums. The Company designs, markets and distributes several product lines of picture frames and photo albums. The picture frames range from sterling silver on the high end to a variety of other frames produced in wood, resin, ceramic, metal and other mediums. The photo albums are produced in metal, fabric and resin. The Company markets these products under tradenames such as Melannco International(R), International Silver Company(R), Wallace Silversmiths(R) and Towle Silversmiths(R) and under license from The Walt Disney Company(R). The Company's products in this category are imported from the Company's third-party vendors located primarily in the Asia Pacific Rim. The channels of distribution include department stores, including stationery departments, specialty stores and mass market merchandisers.

     Glassware, Woodenware and Ceramics. The Company designs, markets and distributes several lines of glassware products, including beverageware, glass dinnerware and salad sets. The Company markets these products under the tradenames International Silver Company(R) and Elements(R). The Company intends to market a woodenware and ceramics line in 1997. The Company's products in this category are imported from the Company's third-party vendors located primarily in the Asia Pacific Rim. The channels of distribution of the Company's glassware line include mass market merchandisers, warehouse clubs and specialty stores.

     Porcelain Boxes. The Company designs, markets and distributes a diverse range of high-end, hand-painted porcelain boxes under the Rochard(TM) tradename which are primarily manufactured by third-party vendors located primarily in France. The channels of distribution include specialty stores, including jewelry stores and department stores.

     Other Tabletop and Giftware. The Company designs, markets and distributes a wide range of other tabletop and giftware products, including premium products such as picture frames and cosmetic accessories as "gift with purchase" items, brassware, napkin rings and decorative clocks. The primary channels of distribution include department stores, mass market merchandisers, warehouse clubs and specialty stores.

  Seasonal Products

     Christmas Ornaments. The Company designs, markets and distributes Christmas tree ornaments made of glass, satin, ceramic and resin. The Company's products are distributed through specialty stores, department stores, jewelry stores, mass market merchandisers and warehouse clubs. These products are marketed under the tradenames Rauch(R), Silvestri(R), Holiday Workshop(R) and International Christmas(TM). The Company also manufactures limited edition, sterling silver Christmas ornaments that are marketed under the tradenames Wallace Silversmiths(R) and Towle Silversmiths(R).

     Other Christmas Decorations. The Company designs, markets and distributes a diverse product offering of other Christmas decorations including figurines, waterglobes, collectibles, trim, lighting, tree skirts and other decorative items produced in wood, resin, metal, paper, textiles, glass and ceramic. These products are marketed under the tradenames Silvestri(R), Rauch(R), Holiday Workshop(R), International Christmas(TM) and Elements(R). These products are distributed through specialty stores, department stores, mass market merchandisers and warehouse clubs.

     Other Seasonal Products. The Company designs, markets and distributes a variety of other seasonal products for Halloween, Easter, Thanksgiving, Mothers Day and Valentines Day. These products include figurines, vases, bowls, trays and other items comprised of metal, resin, wood, ceramic and glass. These products are distributed through specialty stores, department stores, mass market merchandisers and warehouse clubs.

SALES, MARKETING AND DISTRIBUTION


     On January 17, 1997, the Company, through one of its indirect wholly-owned subsidiaries acquired approximately 42 acres of land in Mira Loma, California. The Company intends to construct a warehouse and distribution center on the property to serve as its western region warehouse and distribution center.


     The Company sells many different types of products, with a variety of price points and target customers. Accordingly, the Company sells its products through a variety of distribution channels including department and speciality stores, mass market merchandisers, warehouse clubs, catalogue showrooms, drugstores, supermarkets, incentive marketers and jewelry stores. The Company maintains separate sales forces for its product lines so as to provide the specialized expertise and attention necessary to service its customer base. The Company's sales and marketing staff coordinates with individual retailers to devise marketing strategies and merchandising concepts and to furnish advice on advertising and product promotion. The Company has developed several promotional programs for use in the ordinary course of business to promote sales throughout the year.


     The Company's various sales and marketing efforts are supported from its principal office and showroom in East Boston, Massachusetts and, for certain of its products, from its offices and showrooms in Hong Kong and London. The Company maintains additional showrooms in New York, Los Angeles, Atlanta, Dallas and Chicago. The Company's sales and marketing staff at December 31, 1996, consisted of approximately 150 employees who are salaried, paid commissions based on sales or, in some instances, paid a base salary plus commissions. The Company also distributes certain of its products through independent sales representatives who work on a commission basis only.

RETAILING CUSTOMERS


     During 1996, 20 customers accounted for approximately 43% of the Company's net sales. No one customer represented 10% or more of the Company's net sales.



                      1996 CHANNELS OF DISTRIBUTION                     % OF 1996 NET SALES
    -----------------------------------------------------------------  ----------------------
    Mass Market Merchandisers, Catalogue Showrooms, Warehouse Clubs,
      Drug Stores, Supermarkets......................................           39%
    Department Stores................................................           19%
    Specialty Stores, Jewelry Stores, Premium and Incentive
      Marketers......................................................           42%



     In order better to service its customers, the Company has invested in equipment and software to allow its customers to transmit their orders electronically throughout the EDI system.


MANUFACTURING AND RAW MATERIALS

     The Company produces its sterling silver flatware at its manufacturing facility in San German, Puerto Rico, where it fabricates and manufactures sterling silver into finished products for the Wallace, International, Towle and Tuttle lines, and in Sheffield, England for C.J. Vander, Ltd. and Roberts and Belk. The Company also designs, produces and maintains the tools required for manufacturing sterling silver flatware.


     The Company has maintained, in the aggregate, approximately six months of inventory. The Company's silver fabrication operation in its Puerto Rico manufacturing plant became fully operational during 1994. This process reduces the need for purchasing fabricated silver from outside vendors. The Company uses substantial quantities of fabricated silver in its manufacturing operations. Fabricated sterling silver made from fine silver purchased by the Company may be readily obtainable from outside resources as well. The Company purchases fine silver in the spot market in quantities the Company believes are adequate to meet reasonably foreseeable consumer demand for its silver products. The Company does not engage in speculative purchases of fine silver. In the five-year period ended December 31, 1996, the closing price of silver as quoted by Handy & Harman Inc. has ranged from $3.54 per troy ounce to $6.01 per troy ounce ($5.23 at February 21, 1997).


     The Company manufactures silverplated giftware and tabletop products, including hollowware, at its manufacturing and silverplating facilities in North Dighton, Massachusetts and Sheffield, England. These facilities have all the stamping, processing, soldering, finishing, polishing, silverplating and packaging capabilities necessary to turn unfinished metal into finished products.

     The Company's imported products originate as designs created by its internal design staff or by independent designers, in each case in conjunction with the Company's product development and marketing staffs. Products based on these designs are manufactured to the Company's specifications in various countries including Hong Kong, India, Korea, Taiwan, China, Japan, Indonesia, Malaysia and certain European countries.


     In 1996, the Company purchased an aggregate of approximately $104 million of products from approximately 480 foreign manufacturers. No vendor accounted for ten percent or more of such purchases in 1996. The Company does not have information on the financial condition of its major foreign vendors, all of which are privately held, but is not aware of any unfavorable information related to their respective financial condition. Of the Company's foreign purchases in 1996, approximately 92% were from vendors located in the Far East, approximately 4% were from vendors located in India and approximately 4% in the aggregate from vendors in other locations. The Company's arrangements with its manufacturers are subject to the risks of doing business abroad, including risks associated with economic or political instability in countries in which such manufacturers are located, labor strikes and risks associated with foreign currency and potential import restrictions. The Company does not believe that the loss of any single foreign supplier would have a material long-term adverse impact on the Company's source of supply, because other manufacturers with whom the Company does business would be able to increase production to fulfill the Company's requirements. The Company is also subject to risks associated with the availability of, and time required for, the transportation of products from foreign countries, including shipping losses or lost sales that may result from delays or interruptions in shipping.

     The Company intends to invest in increasing production capacity and improving productivity related to its Rauch operations. For several of the prior selling seasons, the Company believes that Rauch had operated under capacity constraints. The Company has developed and is in the process of installing new automatic machinery with a production capacity exceeding 150% of the capacity of its current machines. The Company expects that the new machinery will start operating during the first quarter of 1997. The Company also purchased an 828,000 (approximately) square foot building in Chester, South Carolina, which is in close proximity to the existing Rauch manufacturing plant. This new facility will provide adequate space for the new machinery and allow for automated material handling which is expected to reduce costs substantially. This large warehouse and distribution center will also provide the Company an opportunity to consolidate its outside warehouse and manufacturing. The Company continuously looks for opportunities for new equipment to reduce production costs.

     The recently acquired Rauch Christmas decoration manufacturing process uses three basic raw materials: (i) expandable polystyrene ("EPS") for unbreakable ornaments, (ii) glass ornament blanks and (iii) acetate or polyester yarn materials including boxes and packaging. To produce Christmas stockings, tree skirts and Santa Claus hats and suits, Rauch purchases non-woven and knitted pile fabric. Rauch has not experienced difficulty in obtaining raw materials or other supplies from its suppliers and does not anticipate any such difficulty in the foreseeable future. Rauch imports ornament hangers, small glass and satin balls and assorted tree and off-the-tree decorations from Taiwan, Hong Kong, Mexico and Colombia.

COMPETITION

     The tabletop, giftware and seasonal products industries in which the Company is engaged are highly competitive. Competition is affected not only by the large number of domestic manufacturers, but also by the large volume of foreign imports. Several of the Company's competitors are larger and have greater financial resources than the Company. The Company's products compete indirectly with a broad range of household products not offered by the Company. Within the overall tabletop products industry, the production of sterling silver flatware in the United States is relatively concentrated, with five manufacturers, including the Company, accounting for substantially all of the sterling silver flatware manufactured and sold in the United States. The other principal manufacturers and marketers of sterling silver flatware are Gorham, Inc. and its affiliate The Kirk Steiff Company, Reed & Barton Corp. and Lunt Silversmiths, all of which have been in business for many years. The giftware and seasonal products industries, however, are very fragmented with numerous small manufacturers and marketers of a limited number of products. The Company is not aware of any competitor having the same product line breadth.

     A number of factors affect competition in the sale of products of the type manufactured, imported and sold by the Company. Among these are brand identification, style, design, packaging, price, quality, promotion, sales staff and the level of service provided to customers. The importance of these competitive factors varies from customer to customer and from product to product and no one of these factors is dominant in all cases. The Company believes that its ability to compete effectively can be attributed to its performance in all of these areas. Certain of the Company's foreign competitors have tried to gain market share in the United States by producing low-cost items and by taking advantage of the increased purchasing power of the dollar in times when the dollar is relatively strong as compared to foreign countries. Rising labor costs in many foreign countries and the relative weakness of the dollar, as compared to the exchange rates prevailing in the mid-1980's, have reduced these advantages to some extent in recent years.

TRADEMARKS, COPYRIGHTS AND PATENTS

     The success of the Company's various businesses depends in part on the Company's ability to exploit certain proprietary designs, trademarks and brand names on an exclusive basis in reliance upon the protections afforded by applicable copyright, patent and trademark laws and regulations. The loss of certain of the Company's rights to such designs, trademarks and brand names or the inability of the Company effectively to protect or enforce such rights could adversely affect the Company. The Company does not believe that there is a significant danger that it will lose its rights to any of its material trademarks and tradenames or be unable effectively to protect or enforce such rights. Although the loss of any right to designs, trademarks and tradenames could have negative effects, any such effects are unlikely to be material.

SEASONALITY

     Sales are generally higher in the third and fourth quarters and are strongly influenced by the buying patterns associated with the Christmas season. The acquisitions of Rauch and Silvestri will intensify the seasonality of the Company since the majority of Rauch and Silvestri products are Christmas items and sales of these products are strongest in the third and fourth quarters. The Company continues to introduce products appropriate to other holidays and seasons in order to increase sales during the first and second quarters.

BACKLOG


     Orders for the Company's products are generally subject to cancellation until shipment. The Company's backlog consists of cancelable orders and is dependent upon trends in consumer demand throughout the year. Customer order patterns vary from year to year, largely because of annual differences in consumer acceptance of product lines, product availability, marketing strategies, inventory levels of retailers and differences in overall economic and weather conditions. As a result, comparison of backlog as of any date in a given year with backlog at the same date in a prior year are not necessarily indicative of sales trends. The Company had (exclusive of Farberware) a backlog of approximately $24.3 million as of December 31, 1996, compared to approximately $24.0 million as of December 31, 1995. See "Seasonality." The Company does not believe that backlog is necessarily indicative of the Company's future results of operations or prospects.



     The Company's warranty policy is to accept returns of products with defects in materials or workmanship. The Company will also accept returns of incorrectly shipped goods where the Company has been notified on a timely basis and, in certain cases, to maintain customer goodwill. In accordance with normal retail industry practice, the Company ordinarily accepts returns only from its customers and does not ordinarily accept returns directly from consumers. Certain of the products returned to the Company by its customers, however, may have been returned to those customers by consumers. The Company will routinely accept returns for imported products that are received late by the customer. The majority of the returned products are resold into the same distribution channel. During the three year period ended December 31, 1996, returns and allowances amounted to approximately 2.1% of sales.


ENVIRONMENTAL REGULATION

     The Company's silverplating, chrome plating, tool making and painting operations routinely involve the handling of waste materials that are classified as hazardous. The Company also refabricates certain materials used in its silverplating operations. The Company is subject to certain domestic federal, state and local laws and regulations concerning the containment and disposal of hazardous materials and, therefore, in the ordinary course of its business, the Company incurs compliance costs and may be required to incur clean-up costs. Based upon currently available information, the Company does not expect that the costs of such compliance and clean-up costs will be material. In addition, the Company's C.J. Vander facility is subject to many environmental regulations related to its plating operations in the United Kingdom. Actions by federal, state and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by the Company or otherwise adversely affect the demand for its products. In addition, the future costs of compliance with environmental laws and regulations and liabilities resulting from currently unknown circumstances or developments could be substantial and could have a material adverse effect on the Company.

PROPERTIES



     The following table sets forth information with respect to the Company's properties as of January 31, 1997:



                                                                    APPROXIMATE
                                                                      SQUARE
                                                                    FOOTAGE OR
       LOCATION                      TYPE OF FACILITY                 ACREAGE     STATUS
-----------------------  -----------------------------------------  -----------   -------
Mira Loma, CA..........  Land                                         42 Acres     Owned
Chester, SC*...........  Warehouse/Manufacturing/Showroom              828,000     Owned
Revere, MA.............  Warehouse/Distribution                        535,000     Owned
Gastonia, NC...........  Office/Manufacturing/Distribution             447,441     Owned
East Boston, MA........  Office/Showroom                               292,000     Owned
Ontario, CA............  Office/Warehouse/Distribution                 285,000    Leased
Dallas, TX.............  Warehouse                                     189,100    Leased
El Paso, TX............  Office/Manufacturing                          135,000     Owned
North Dighton, MA......  Office/Manufacturing/Warehouse                134,042    Leased
Crisfield, MD..........  Office/Manufacturing/Warehouse                 71,754    Leased
San German, PR.........  Office/Manufacturing                           70,296    Leased
New York, NY...........  Showrooms                                      45,361    Leased
Hong Kong..............  Office/Warehouse/Showroom                      42,009    Leased
Atlanta, GA............  Showrooms                                      15,050    Leased
Dallas, TX.............  Showrooms                                       9,716    Leased
Los Angeles, CA........  Showroom                                       10,095    Leased
Wallingford, CT........  Office                                          2,800    Leased
Cramerton, NC..........  Land                                       34.1 Acres     Owned
Dallas, TX.............  Office                                         20,000    Leased
Sheffield, England.....  Manufacturing/Warehouse/Foundry                75,116     Owned
London, England........  Office/Showroom/Retail Store                    4,000    Leased
China..................  Warehouse                                      56,512    Leased
Taiwan.................  Office                                          6,253    Leased
Philippines............  Office                                          4,380    Leased
Chicago, IL............  Showroom                                        7,452    Leased
New York, NY...........  Warehouse                                       3,800    Leased


---------------
(*) Scheduled to be operational by March 31, 1997

EMPLOYEES


     As of December 31, 1996, the Company had approximately 1,925 employees. The Company believes that its relationship with its employees is good.



     The Company's employees are not represented by labor unions; however, Rauch, which merged with the Company on February 15, 1996, was a subject of efforts by UNITE (the "Union") in the fall of 1995 to organize Rauch's employees. A scheduled Union election was postponed because the Union filed unfair labor practice charges against Rauch with the National Labor Relations Board (the "NLRB"). These charges, which related to allegations of threats and promises by Rauch officials and the termination of certain employees, were settled pursuant to an agreement between Rauch and the Union. On May 2, 1996, the NLRB approved the agreement and the Union's request that the petition for an election be withdrawn with prejudice.

LEGAL PROCEEDINGS

     The Company has been named as a defendant in several legal actions arising from its normal business activities, including routine copyright and trademark litigation, which actions are considered normal in the businesses in which the Company is engaged.


     On March 31, 1994 an Administrative Law Judge ("ALJ") designated by the National Labor Relations Board ("NLRB") determined that the Company's subsidiaries Wallace International de P.R., Inc. and International Silver de P.R., Inc. (the "P.R. Subsidiaries") has engaged in unfair labor practices incident to a union election (won by the P.R. Subsidiaries) held in February, 1993 and ordered the P.R. Subsidiaries to refrain from certain conduct and to take certain affirmative action. The ALJ's decision was affirmed by the NLRB on September 22, 1994. Incident to a second union election (also won by the P.R. Subsidiaries) held on June 22, 1994 pursuant to stipulation, the P.R. Subsidiaries were again charged with unfair labor practices. The ALJ again found that the P.R. Subsidiaries had engaged in unfair labor practices. The Company has appealed to the NLRB, and the appeal is pending.


                              REGULATORY APPROVALS

     The Merger is subject to the expiration or termination of the applicable waiting period under the HSR Act, which, as noted below, has occurred. Certain aspects of the Merger will require notification to, and filings with, certain securities and other authorities in certain states, including jurisdictions where the Company currently operates.

     Antitrust. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. On November 12, 1996, the Company and the Fund, as ultimate parent entity of THL I, filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division. On November 25, 1996, the FTC and the Antitrust Division granted early termination of the waiting period under the HSR Act with respect to the Merger effective immediately. At any time before or after consummation of the Merger, notwithstanding termination of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of the Company. At any time before or after the Effective Time, and notwithstanding termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of the Company. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Based on information available to them, the Company and THL I believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, the Company and THL I would prevail or would not be required to accept certain adverse conditions in order to consummate the Merger.

     Other. The obligations of THL I under the Merger Agreement are also subject to the receipt of all necessary licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as are necessary in connection with the transactions contemplated by the Merger unless the failure to so obtain would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

                        THL I AND THOMAS H. LEE COMPANY

     THL I, a Delaware corporation organized by Thomas H. Lee Company, was organized in connection with the Merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement. As at the date hereof the outstanding shares of THL I are owned by Thomas H. Lee, the President of Thomas H. Lee Company. The name, business, address, principal occupation or employment, and five year employment history of each of the directors and executive officers of THL I and of Thomas H. Lee Company and certain other information, are set forth in SCHEDULE I to this Proxy Statement/Prospectus.

                        DISSENTING STOCKHOLDERS' RIGHTS

     If the Merger is consummated, stockholders of the Company who make the demand described below with respect to their shares, who continuously are the record holders of such shares through the Effective Time, who otherwise comply with the statutory requirements of Section 262 (a copy of which is attached hereto as Annex III to this Proxy Statement/Prospectus) and who neither vote in favor of the Merger Agreement nor consent thereto in writing will be entitled to an appraisal by the Delaware Court of the fair value of their shares of Syratech Common Stock. Except as set forth herein, stockholders of the Company will not be entitled to appraisal rights in connection with the Merger.

     A holder of shares of Syratech Common Stock wishing to exercise dissenters' rights of appraisal must, before the taking of the vote on the Merger at the Special Meeting, deliver to Syratech a written demand for appraisal of such shares. A demand for appraisal will be sufficient if it reasonably informs Syratech of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his or her shares.

     Within 10 days after the Effective Time, the Company is required to, and will, notify each stockholder of the Company who has satisfied the foregoing conditions on the date on which the Merger became effective. Within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of the Company to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Company will file such a petition or that the Company will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Company, a statement setting forth the aggregate number of shares of Syratech Common Stock not voting in favor of the Merger Agreement and with respect to which demands for appraisal were received by the Company and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Company.

     If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Syratech Common Stock, owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     Holders of shares of Syratech Common Stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of the Company, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

     At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of shares of Syratech Common Stock will be entitled to receive the consideration offered pursuant to the Merger Agreement. Inasmuch as the Company has no obligation to file such a petition, and the Company has no present intention to do so, any holder of shares of Syratech Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of his or her demand for appraisal and acceptance of the Merger, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company, and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

     The foregoing is only a summary of Section 262, and is qualified in its entirety by reference to the provisions thereof, the full text of which is set forth as ANNEX III to this Proxy Statement/Prospectus. Each stockholder of the Company is urged to read carefully the full text of Section 262.

                                    EXPERTS


FINANCIAL STATEMENTS



     The consolidated financial statements and schedule of Syratech and its subsidiaries for each of the three years in the period ended December 31, 1996, included in this Proxy Statement/Prospectus, have been audited by Deloitte & Touche LLP, independent accountants, as stated in their reports appearing herein and elsewhere in the Proxy Statement/Prospectus and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The financial statements of Rauch Industries, Inc. for the fiscal year ended December 31, 1995 included in the Company's Form 8-K/A dated February 27, 1997 (which supersedes a Current Report on Form 8-K/A dated April 29, 1996), amending the Company's Current Report on Form 8-K dated February 29, 1996, have been incorporated by reference in this Proxy and have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their report, also incorporated by reference in this Proxy from the Form 8-K/A, with respect thereto, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

     Representatives of Deloitte & Touche LLP are expected to be present at the Special Meeting, where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

LEGAL OPINIONS


     The legality of Syratech Common Stock being retained in the Merger is being passed on by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. As of January 31, 1997, lawyers of Paul, Weiss, Rifkind, Wharton & Garrison, beneficially owned an aggregate of 36,681 shares individually or in various fiduciary capacities.


                  OTHER INFORMATION AND STOCKHOLDER PROPOSALS


     Management of the Company knows of no other matters that may properly be, or which are likely to be, brought before the Special Meeting. However, if any other matters are properly brought before such Special Meeting, the persons named in the enclosed Proxy or their substitutes will vote the Proxies in accordance with their judgment with respect to such matters.


STOCKHOLDERS PROPOSALS

     Proposals which stockholders intend to present at the Company's 1997 Annual Meeting of Stockholders and wish to have included in the Company's proxy materials were required to be received by the Company no later than December 14, 1996. If following the Merger, the Company continues to be subject to the requirement to file and send proxy statements to its stockholders and if the 1997 Annual Meeting of Stockholders is held on the second Thursday in May in accordance with past practice, proposals which stockholders intend to present at the Company's 1998 Annual Meeting of Stockholders and wish to have included in the Company's proxy materials will have to be received by the Company no later than December 13, 1997.

                                          By Order of the Board of Directors

                                          Faye A. Florence
                                          Secretary

                              SYRATECH CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Deloitte & Touche LLP.......................................................  F-2
Consolidated Financial Statements:
Consolidated balance sheets as of December 31, 1995 and December 31, 1996.............  F-3
Consolidated income statements for the years ended December 31, 1994, December 31,
  1995 and December 31, 1996..........................................................  F-4
Consolidated statements of stockholders' equity for the years ended December 31, 1994,
  December 31, 1995 and December 31, 1996.............................................  F-5
Consolidated statements of cash flows for the years ended December 31, 1994, December
  31, 1995 and December 31, 1996......................................................  F-6
Notes to consolidated financial statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Syratech Corporation:

     We have audited the accompanying consolidated balance sheets of Syratech Corporation and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Syratech Corporation and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 7, 1997 (February 14, 1997 as to Note 15)

                     SYRATECH CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                DECEMBER 31,
                                                                            ---------------------
                                                                NOTES         1995         1996
                                                            -------------   --------     --------
ASSETS                                                               1, 7
Current assets:
  Cash and equivalents....................................                  $ 78,493     $  3,605
  Marketable securities...................................              4     30,561           --
  Accounts receivable, net................................             12     31,893       60,020
  Inventories.............................................              5     41,151       79,355
  Deferred income taxes...................................              8      5,105        8,940
  Prepaid expenses and other..............................             10      1,602        3,803
  Net assets of discontinued operations...................              3      1,834           --
                                                                            --------     --------
          Total current assets............................                   190,639      155,723
  Property, plant and equipment, net......................              6     29,560       63,955
  Purchase price in excess of net assets acquired.........                        --        7,032
  Other assets............................................                       367          544
                                                                            --------     --------
          Total...........................................                  $220,566     $227,254
                                                                            ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving loan facilities and notes payable.............              7   $ 51,735     $  6,636
  Accounts payable........................................             12      6,438        9,689
  Accrued expenses........................................                     4,436       11,049
  Accrued compensation....................................             11      2,478        4,228
  Accrued advertising.....................................              1      1,991        3,273
  Income taxes payable....................................           1, 8      1,511          930
                                                                            --------     --------
          Total current liabilities.......................                    68,589       35,805
Deferred income taxes.....................................        1, 2, 8      3,657       17,706
Pension liability.........................................             10      1,724        3,288
Other long-term liabilities...............................             11         --          207
Commitments and contingencies.............................      9, 10, 14
Stockholders' equity:                                           1, 11, 15
  Preferred stock, $.10 par value, 500,000 shares
     authorized; no shares issued or outstanding (135,000
     shares are designated Series A Preferred Stock)......                        --           --
  Common stock, $.01 par value, 20,000,000 shares
     authorized, 8,667,249 and 8,695,449 shares issued in
     1995 and 1996, respectively..........................                        87           87
  Additional paid-in capital..............................                     9,699       12,480
  Retained earnings.......................................              7    136,728      157,117
  Cumulative translation adjustment.......................                        85          567
  Less: Treasury stock; 218 shares, at cost...............                        (3)          (3)
                                                                            --------     --------
          Total stockholders' equity......................                   146,596      170,248
                                                                            --------     --------
          Total...........................................                  $220,566     $227,254
                                                                            ========     ========


                See notes to consolidated financial statements.

                     SYRATECH CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    YEAR ENDED DECEMBER 31,
                                                               ----------------------------------
                                                     NOTES       1994         1995         1996
                                                     -----     --------     --------     --------
Net sales..........................................  1         $147,291     $169,520     $270,931
Cost of sales......................................             104,600      119,836      194,113
                                                               --------     --------     --------
          Gross profit.............................              42,691       49,684       76,818
Selling, general and administrative expenses.......              31,613       34,239       57,664
Other operating income.............................  2, 12           --           --        3,948(1)
                                                               --------     --------     --------
          Income from operations...................              11,078       15,445       23,102
Interest expense...................................  7             (559)        (287)      (3,150)
Interest income....................................  4               98        4,881          771
Other income.......................................  2               --           --       11,900(2)
                                                               --------     --------     --------
          Income before provision for income
            taxes..................................              10,617       20,039       32,623
Provision for income taxes.........................  1, 8         2,758        6,863       12,234
                                                               --------     --------     --------
          Income from continuing operations........               7,859       13,176       20,389
Discontinued operations:
  Income from discontinued operations net of income
     taxes of $7,421 and $1,645, respectively......  3           12,068        2,572           --
  Gain on sale of Syroco, Inc., net of income taxes
     of $16,599....................................  3               --       30,451           --
                                                               --------     --------     --------
          Net income...............................            $ 19,927     $ 46,199     $ 20,389
                                                               ========     ========     ========
Earnings per share:                                  1
  Continuing operations............................            $    .67     $   1.12     $   2.32
  Discontinued operations..........................                1.02         2.79           --
                                                               --------     --------     --------
          Net income...............................            $   1.69     $   3.91     $   2.32
                                                               ========     ========     ========
Weighted average common and common equivalent
  shares outstanding...............................  1           11,809       11,803        8,799
                                                               ========     ========     ========


---------------


(1) Consists of income from the sale of Farberware inventory and other operating income, net of certain selling, general and administrative expenses.



(2) Consists of non-recurring pre-tax income related to licensing the Farberware name on cookware and bakeware.


                See notes to consolidated financial statements.

                     SYRATECH CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                COMMON STOCK       ADDITIONAL               CUMULATIVE
                             -------------------    PAID-IN     RETAINED    TRANSLATION   TREASURY
                               SHARES     AMOUNT    CAPITAL     EARNINGS    ADJUSTMENT     STOCK      TOTAL
                             ----------   ------   ----------   ---------   -----------   --------   --------
Balance, January 1, 1994...  11,649,432    $116     $ 60,214    $  70,602      $  76        $ (3)    $131,005
Exercise of stock
  options..................      38,200                  297                                              297
Compensation related to
  stock options............                              116                                              116
Tax effect of stock
  options..................                              746                                              746
Net income.................                                        19,927                              19,927
Translation adjustment.....                                                        9                        9
                             -----------   ----      -------     --------       ----         ---     --------
Balance, December 31,
  1994.....................  11,687,632     116       61,373       90,529         85          (3)     152,100
Exercise of stock
  options..................      44,150       1          326                                              327
Compensation related to
  stock options............                              102                                              102
Tax effect of stock
  options..................                              (78)                                             (78)
Purchase of common stock
  for retirement (Note
  11)......................  (3,064,751)    (30)     (52,024)                                         (52,054)
Net income.................                                        46,199                              46,199
                             -----------   ----      -------     --------       ----         ---     --------
Balance, December 31,
  1995.....................   8,667,031      87        9,699      136,728         85          (3)     146,596
Exercise of stock
  options..................      28,200                  202                                              202
Compensation related to
  stock options............                               78                                               78
Tax effect of stock
  options..................                              250                                              250
Transfer of shares (Note
  11)......................                            2,338                                            2,338
Rights redemption (Note
  11)......................                              (87)                                             (87)
Net income.................                                        20,389                              20,389
Translation adjustment.....                                                      482                      482
                             -----------   ----      -------     --------       ----         ---     --------
Balance, December 31,
  1996.....................   8,695,231    $ 87     $ 12,480    $ 157,117      $ 567        $ (3)    $170,248
                             ===========   ====      =======     ========       ====         ===     ========


                See notes to consolidated financial statements.

                     SYRATECH CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                      YEAR ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                     1994      1995      1996
                                                                    -------   -------   -------
Cash flow from operating activities:
Net income........................................................  $19,927   $46,199   $20,389
Adjustments to reconcile net income to net cash provided by (used
  in) operating activities:
  Depreciation and amortization...................................    3,270     3,253     4,767
  Deferred income taxes...........................................     (452)   (2,229)   (2,756)
  Acquisition of Farberware assets................................       --        --    (9,500)
  Disposal of Farberware assets...................................       --        --    13,600
  Farberware electrics license....................................       --        --       500
  Transfer of shares..............................................       --        --     3,655
  Pension liability...............................................      208     1,155     1,564
  Compensation related to stock options...........................      116       102        78
  Gain (loss) on disposal of assets and other.....................        8         3       (17)
  Increase (decrease) in cash, net of effect of businesses
     acquired:
       Marketable securities......................................       --   (30,561)   30,561
       Accounts receivable........................................   (7,984)   (3,649)  (18,356)
       Inventories................................................   (6,590)     (817)  (17,106)
       Prepaid expenses and other.................................      711    (1,446)     (471)
       Accounts payable and accrued expenses......................    4,155       595    (2,870)
       Income taxes payable.......................................    3,699    (2,306)   (2,095)
     Discontinued operations......................................  (27,660)  (49,915)    1,834
                                                                    --------  --------  --------
Net cash provided by (used in) operating activities...............  (10,592)  (39,616)   23,777
                                                                    --------  --------  --------
Cash flows from investing activities:
Purchases of property, plant and equipment........................   (2,603)   (2,679)  (15,125)
Net proceeds from sale of Syroco, Inc.............................       --   133,931        --
Proceeds from disposal of assets..................................      336        --        66
Insurance claim proceeds..........................................       --        --    23,771
Acquisitions of businesses, net of cash acquired..................       --        --   (48,540)
Other.............................................................     (529)       61      (186)
                                                                    --------  --------  --------
Net cash provided by (used in) investing activities...............   (2,796)  131,313   (40,014)
                                                                    --------  --------  --------
Cash flows from financing activities:
Change in revolving loan facilities and notes payable.............   11,944   (14,504)  (59,075)
Repayment of borrowings...........................................   (1,624)     (875)     (300)
Tax effect on stock options.......................................      746       (78)      250
Exercise of stock options.........................................      297       327       202
Deferred financing costs and other................................       62        60       (24)
                                                                    --------  --------  --------
Net cash provided by (used in) financing activities...............   11,425   (15,070)  (58,947)
                                                                    --------  --------  --------
Effect of exchange rate changes on cash and equivalents...........       --        --       296
                                                                    --------  --------  --------
Net increase (decrease) in cash and equivalents...................   (1,963)   76,627   (74,888)
Cash and equivalents, beginning of year...........................    3,829     1,866    78,493
                                                                    --------  --------  --------
Cash and equivalents, end of year.................................  $ 1,866   $78,493   $ 3,605
                                                                    ========  ========  ========


                See notes to consolidated financial statements.

                     SYRATECH CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE DATA)

1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  BUSINESS


     Syratech Corporation designs, manufactures, imports and markets a diverse portfolio of tabletop, giftware and seasonal products, including: sterling silver, silverplated and stainless steel flatware; sterling silver, silverplated and brass holloware; picture frames and photo albums; glassware, woodenware and ceramics; fine porcelain boxes; figurines, waterglobes and Christmas ornaments, trim, lighting and tree skirts.


  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Basis of Consolidation

     The consolidated financial statements include the accounts of Syratech Corporation and its subsidiaries (the Company), Syratech Holding Corporation and its subsidiaries, Syratech Security Corporation, Wallace International Silversmiths, Inc. and its subsidiaries (Wallace), Leonard Florence Associates, Inc. (LFA), Towle Manufacturing Company and its subsidiaries (Towle), Rauch Industries, Inc. and its subsidiaries (Rauch), Silvestri Inc. and subsidiaries (Silvestri), Syratech (H.K.) Ltd. and its subsidiaries (Syratech H.K.). All significant intercompany balances and transactions have been eliminated.

  Adoption of New Accounting Pronouncements


     Effective January 1, 1996, the Company adopted, prospectively, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable. The adoption of SFAS No. 121 did not have a significant effect on the Company's consolidated financial position or results of operations for the year ended December 31, 1996.



     Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting For Stock-Based Compensation." As permitted by SFAS No. 123, the Company has continued to account for its stock-based transactions to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As required by SFAS No. 123, for stock option grants to non-employees, the Company calculates compensation expense using a fair value based method and amortizes compensation expense over the vesting period. During the year ended December 31, 1996, the Company did not grant any options to purchase shares of common stock to non-employees.


  Marketable Securities

     The Company's marketable securities have been classified as trading securities and are carried at their fair value on the consolidated balance sheet.


  Use of Estimates



     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

                     SYRATECH CORPORATION AND SUBSIDIARIES

  Revenue Recognition

     Revenue is recognized when products are shipped. The Company provides allowances for estimated doubtful accounts and sales returns based on historical experience and evaluation of specific accounts. Such allowances, excluding amounts related to Farberware Inc. (see Note 2), were comprised of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995         1996
                                                                   ------       ------
        Sales returns and allowances.............................  $2,604       $3,501
        Doubtful accounts........................................   1,603        1,861
                                                                   ------       ------
                                                                   $4,207       $5,362
                                                                   ======       ======

  Customers


     Substantially all customers are retailers. No base of customers in one geographic area constitutes a significant portion of sales. No single customer represented 10% or greater of consolidated net sales in 1994, 1995 or 1996.



  Inventories


     Inventories are stated at the lower of cost or market. Two subsidiaries determine cost on the last-in, first-out (LIFO) method for silver and certain non-silver inventories. For all other inventories, cost is determined on the first-in, first-out (FIFO) method.

  Property, Plant and Equipment


     Purchased property, plant and equipment is recorded at cost. Leased equipment is recorded at the present value of the minimum lease payments required during the lease term. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets and over the terms, if shorter, of the related leases, as follows:


                                                                       YEARS
                                                                      --------
                Buildings and improvements..........................   4 to 39
                Tools and dies......................................   3 to 10
                Machinery and equipment.............................   3 to 10
                Other...............................................   3 to 10


  Purchase Price in Excess of Net Assets Acquired



     Purchase price in excess of net assets acquired is amortized using the straight-line method over 30 years (Note 2). The Company evaluates the carrying value of goodwill based upon current and anticipated net income and undiscounted cash flows, and recognizes an impairment when it is probable that such estimated future net income and/or cash flows will be less than the carrying value of goodwill. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and estimated fair value.


  Other Assets

     Other assets consist principally of deposits, deferred fees, deferred financing costs and deferred long-term rent. Deferred financing costs are being amortized using the straight-line method over the terms of the related loans. Accumulated amortization aggregated approximately $100 and $125 at December 31, 1995 and 1996 respectively.

                     SYRATECH CORPORATION AND SUBSIDIARIES

  Advertising Costs


     Advertising costs are charged to operations when incurred. These costs totaled $3,035, $3,064 and $3,690 in the years ended December 31, 1994, 1995 and 1996, respectively.


  Financial Instruments


     The carrying values of cash and equivalents, accounts receivable, accounts payable and borrowings under revolving credit facilities approximate fair value due to the short-term nature of these instruments.


  Income Taxes

     The Company and its domestic subsidiaries (except for Wallace's Puerto Rican subsidiaries) file a consolidated federal income tax return. The Puerto Rican subsidiaries file separate returns in accordance with Section 936 of the Internal Revenue Code. Deferred income taxes are provided for certain income and expense items which are accounted for differently for financial reporting and income tax purposes.

  Foreign Currency Translation


     Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates and income and expense items are translated at the average rates of exchange prevailing during each year. The effects of foreign currency fluctuations on the foreign subsidiaries assets and liabilities have been reflected as a separate component of stockholders' equity. Transaction gains and losses have been insignificant.


  Earnings Per Share


     Earnings per share are computed based on the weighted average common and common equivalent shares outstanding during each period presented. Common stock equivalents include common stock options (treasury stock method). Primary and fully diluted earnings per share are the same for each of the periods presented.


  Reclassification

     Certain prior year amounts have been reclassified to conform with the 1996 presentation.

  Cash Flow Information

     Supplemental cash flow information is as follows:


                                                                  YEAR ENDED DECEMBER 31,
                                                                ---------------------------
                                                                 1994      1995      1996
                                                                -------   -------   -------
    Cash paid during the year for:
      Interest................................................  $   827   $   268   $ 2,383
                                                                =======   =======   =======
      Income taxes............................................  $10,741   $30,593   $16,791
                                                                =======   =======   =======
    Supplemental schedule of non-cash investing and financing
      activities:
      Purchase of common stock for retirement, financed by
         issuance of promissory notes and assumption of bank
         debt.................................................            $51,735
                                                                          =======
      Rights redemption obligation............................                      $    87
                                                                                    =======
      Share transfer by principal stockholder.................                      $ 2,338
                                                                                    =======

                     SYRATECH CORPORATION AND SUBSIDIARIES

2.  ACQUISITIONS

  Acquisitions of Businesses

     On February 15, 1996, the Company, through an indirect wholly owned subsidiary, acquired the outstanding shares of Rauch for approximately $49,626 including costs of the transaction. The acquisition was accounted for under the purchase method of accounting, and the results of operations of Rauch have been included with the results of the Company from February 15, 1996.

     The purchase price in excess of net assets acquired of $7,224 is being amortized on the straight line basis over 30 years. Rauch is a leading domestic manufacturer and marketer of Christmas and other seasonal products, in particular glass and satin tree ornaments. During 1996, the Company received $23,771 in connection with an insurance claim relating to a 1994 fire at Rauch. The allocation of purchase price is as follows:


        Cash paid to Rauch shareholders...................................  $ 48,042
        Acquisition costs incurred........................................     1,584
                                                                             -------
        Total purchase price..............................................  $ 49,626
                                                                             =======
        Allocated to:
          Cash............................................................  $  2,084
          Accounts receivable.............................................     8,461
          Insurance receivable............................................    23,771
          Inventories.....................................................    19,206
          Deferred income taxes...........................................     2,518
          Prepaid expenses and other......................................       983
          Property, plant and equipment, net..............................    23,081
          Other assets....................................................        89
          Purchase price in excess of net assets required.................     7,224
          Current liabilities.............................................   (22,303)
          Deferred income taxes...........................................   (15,488)
                                                                             -------
                                                                            $ 49,626
                                                                             =======


     The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1995.

                                                                   YEAR ENDED DECEMBER 31,
                                                                   -----------------------
                                                                     1995           1996
                                                                   --------       --------
    Net sales....................................................  $228,439       $271,540
                                                                   ========       ========
    Income from continuing operations............................  $ 15,316       $ 19,657
                                                                   ========       ========
    Net income...................................................  $ 48,339       $ 19,657
                                                                   ========       ========
    Earnings per share:
      Continuing operations......................................  $   1.30       $   2.23
                                                                   ========       ========
      Net income.................................................  $   4.10       $   2.23
                                                                   ========       ========

     On May 8, 1996, the Company, through one of its subsidiaries, acquired all of the outstanding common stock of C.J. Vander Ltd., a manufacturer of sterling silver and silverplated flatware and hollowware in Sheffield and London, England. The purchase price was immaterial to the Company's consolidated financial statements. The acquisition was accounted for under the purchase method of accounting.

                     SYRATECH CORPORATION AND SUBSIDIARIES

  Acquisition of Assets

     In February of 1996, the Company entered into an agreement to acquire certain assets, including a major portion of the tangible assets, intellectual property and the corporate name, of Farberware Inc. ("Farberware Inc.").

     Effective April 2, 1996, the Company, through its indirect wholly-owned subsidiary, Far-B Acquisition Corp. ("Far-B"), together with Lifetime Hoan Corporation ("Lifetime") acquired certain assets from Farberware Inc., a subsidiary of U.S. Industries, Inc. The Company and Lifetime are not affiliates.


     Farberware Inc. was a manufacturer of aluminum clad, stainless steel cookware and bakeware and small electric kitchen appliances. The aggregate consideration paid by Far-B and Lifetime was $45,771, subject to adjustment, of which Far-B paid approximately, $32,611. The amount of the adjustment was the subject of a dispute which was settled on February 3, 1997. The assets acquired by the Company included certain of the inventory, the tradename "Farberware" and the intellectual property (including the intellectual property that relates to cookware and bakeware and electric products other than major kitchen appliances) and certain tools and dies and machinery and equipment. Effective April 2, 1996, the Company, through Far-B, entered into a manufacturing services agreement with Farberware Inc. for transitional manufacturing services for certain finished goods previously produced by Farberware Inc. The Company entered into the manufacturing services agreement in part to provide continuity of product during a transition period in order to protect the strength of the Farberware name in the marketplace. The manufacturing services agreement has terminated.


     Upon disposal of the acquired inventory, the Company will not manufacture or sell Farberware cookware and bakeware products or noncommercial electric products. Accordingly, net sales for the year ended December 31, 1996 exclude revenue from sales of Farberware inventory, and $3,948, net of certain selling, general and administrative expenses, from these sales has been recorded as other operating income. At December 31, 1996, accounts receivable, net and inventories of the Company included $4,972 and $3,289, respectively related to Faberware.

     In a separate transaction, the Company and Far-B entered into an agreement with Lifetime, which provided for the allocation between them of the assets acquired from Farberware Inc., the granting of a long-term license to Lifetime for use of the Farberware name in connection with an extensive list of products, the granting to Lifetime of long-term exclusive rights to operate Farberware outlet stores, the reservation of certain exclusive rights to Far-B (including exclusive rights to use of the Farberware name for corporate purposes and for the marketing of cookware and bakeware products as well as electric products) and for the future formation of a joint venture to administer certain licensing rights.

     On June 27, 1996, the Company's Farberware Inc. subsidiary (formerly Far-B) ("Farberware") entered into a license agreement with Meyer Marketing Co. Ltd. ("Meyer") pursuant to which Meyer was granted for a term of 200 years (i) an exclusive worldwide license to use and exploit the Farberware name and certain related intellectual property rights in connection with the sourcing, manufacture and distribution of cookware and bakeware products for home use and commercial, industrial and institutional size pots, pans and roasters, and (ii) non-exclusive (shared) rights to use certain Farberware technology and other intellectual property. For such grant, Meyer made a one-time payment to the Company of $25,500 which resulted in recognition by the Company of $11,900 of non-recurring income. Under the terms of the licensing agreement, the Company has no further obligation with respect to the amount paid by Meyer. As such, the entire proceeds received were recognized as revenue in the second quarter of 1996. On July 12, 1996, Farberware granted to a major retail chain the exclusive license to use and exploit the Farberware name and related intellectual property in connection with the sourcing, manufacture, marketing and sale of certain electric products for annual royalty payments. On October 25, 1996 Farberware granted to FCI Corp. a license to use and exploit the Farberware name in connection with the sourcing, manufacturing, marketing and sale of certain commercial products (defined as six specified commercial urns and one specified commercial convection oven plus cookware,

                     SYRATECH CORPORATION AND SUBSIDIARIES
bakeware and electric products developed by the Licensee solely and exclusively for commercial, industrial or institutional use with the prior written approval of Farberware) for the payment of annual royalties. See Note 12.


     On February 3, 1997 the Company, Farberware, and Lifetime reached an agreement (the "Settlement Agreement"), with Bruckner Manufacturing Corp. ("BMC") and U.S. Industries Inc. ("USI") to settle all previous outstanding legal disputes arising out of the Farberware Asset Purchase Agreement ("APA") and the Manufacturing Services Agreement ("MSA"). Under the terms of the Settlement Agreement, Farberware will receive certain finished goods inventory at no cost, and pay for certain finished goods inventories purchased under the MSA. Farberware will also receive a waiver of certain restrictions in the APA on disposing of tools, machinery, and equipment formerly used by BMC in the manufacture of Farberware products. The Company intends to sell the majority of the tools, machinery and equipment and will retain the remainder for use in its existing businesses. The settlement did not result in any adjustment to the original purchase price and no loss is expected to be incurred as a result of the settlement.


     On April 16, 1996, the Company purchased finished goods inventory and intangible assets of the Silvestri division of FFSC, Inc. ("Silvestri") for approximately $8,600. Prior to the Company's purchase of such assets, FFSC, Inc., its subsidiaries and affiliated companies had filed for protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). The Bankruptcy Court approved this acquisition by the Company. Silvestri products include Christmas ornaments, collectibles, lighting and trim as well as other seasonal and nonseasonal giftware and decorative accessories.


     The Corporation has given a Guaranty (limited to $4,000), dated as of May 21, 1996, of the obligations of FF Holding Company, FFSC, Inc. and certain related entities to The CIT Group/Business Credit, Inc. under a certain debtor in possession financing agreement dated May 21, 1996 and, at the request of the Company, NationsBank N.A. (South) has issued its letter of credit, dated May 31, 1996 in the amount of $4,000 to CIT Group/Business Credit, Inc. to secure the Company's aforesaid guaranty.



     On November 26, 1996, a wholly-owned subsidiary of the Company acquired inventory, tangible property, intellectual property rights, certain records (including customer lists, customer files, supplier information, catalogs) and certain contract rights of Potpourri Press, Inc., a North Carolina-based manufacturer and marketer of Christmas products, for a purchase price of approximately $2,300 plus a $240 promissory note (Note 7).


3.  DISCONTINUED OPERATIONS

     On April 11, 1995, pursuant to an agreement entered into on March 28, 1995, the Company, through its subsidiary, Syratech Holding Corporation, sold Syroco, Inc. ("Syroco"). The net proceeds received after costs of the sale and income taxes were $133,931. On September 25, 1995, the Company reached a final settlement regarding the sale of Syroco. Under the terms of the settlement, the Company reacquired certain assets and reassumed certain liabilities of Syroco which have been recorded at their estimated net fair value of $1,834 at December 31, 1995. The Company does not expect that the liquidation of the assets will have a material effect on the previously recognized gain on disposal. An after tax gain on disposal of Syroco of $30,451 was recognized in the second quarter of 1995.


     The sale resulted in the discontinuation of the Company's casual furniture and accessories business. The assets and liabilities relating to the discontinued business are included in net assets of discontinued operations in the consolidated balance sheets at December 31, 1995. The results of operations and cash flows for the discontinued segment are included in discontinued operations in the consolidated income statements and the consolidated statements of cash flows for years ended December 31, 1994, 1995 and 1996.

                     SYRATECH CORPORATION AND SUBSIDIARIES

     Net assets of discontinued operations at December 31, 1995 consisted of the following:

        Inventories, net...................................................  $ 1,778
        Property, plant and equipment, net.................................      227
        Other assets.......................................................      875
        Liabilities........................................................   (1,046)
                                                                             -------
                  Total....................................................  $ 1,834
                                                                             =======

     Operating results of the discontinued segment consisted of the following:


                                                               YEAR ENDED       THREE MONTHS
                                                              DECEMBER 31,     ENDED MARCH 31,
                                                                  1994              1995
                                                              ------------     ---------------
                                                                                 (UNAUDITED)
    Net sales...............................................    $ 94,883           $33,626
                                                                 =======           =======
    Income before provision for income taxes................    $ 19,489           $ 4,217
    Provision for income taxes..............................       7,421             1,645
                                                                 -------           -------
    Income from discontinued operations.....................    $ 12,068           $ 2,572
                                                                 =======           =======


     The operating results of the discontinued segment exclude previously allocated corporate expenses.

4.  MARKETABLE SECURITIES

     At December 31, 1995, marketable securities consisted of $30,000 of short-term high grade notes having original maturities of six months. Marketable securities are carried at fair value which approximates cost plus accrued interest. Interest earned at December 31, 1995 but not paid, of $561, is included in interest income for the year ended December 31, 1995. There were no marketable securities at December 31, 1996.

5.  INVENTORIES

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Inventories were comprised of the following:
    Raw Materials....................................................  $ 3,908     $ 9,020
    Work-in-process..................................................    1,744       5,980
    Finished goods...................................................   35,499      64,355
                                                                       -------     -------
              Total..................................................  $41,151     $79,355
                                                                       =======     =======

     Inventories would have been approximately $2,752 and $3,430 higher at December 31, 1995 and 1996, respectively, if the FIFO method had been used for all inventories. Decreases in LIFO inventory quantities had the effect of increasing consolidated net income by $4 in 1994, and decreasing consolidated net income by $59 in 1996. There were no decreases in LIFO inventory quantities in 1995.

                     SYRATECH CORPORATION AND SUBSIDIARIES

6.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment was comprised of the following:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
    Land and improvements..........................................  $  7,813     $  8,305
    Buildings and improvements.....................................    18,780       41,838
    Tools and dies.................................................    13,808       14,635
    Machinery and equipment........................................     6,046       25,388
    Other..........................................................     1,169        1,619
    Construction in progress.......................................     1,239        4,923
                                                                     --------     --------
         Total.....................................................    48,855       96,708
    Less: accumulated depreciation.................................   (19,295)     (32,753)
                                                                     --------     --------
      Net..........................................................  $ 29,560     $ 63,955
                                                                     ========     ========

     Capitalized interest was not material to the Company's consolidated financial statements.

     On January 17, 1997, the Company purchased a parcel of land in Mira Loma, California for $3,179. The Company plans to begin construction of a warehouse and distribution facility on this land in 1997.

7.  REVOLVING LOAN FACILITIES AND NOTES PAYABLE

  Revolving Loan Facilities


     Effective October 31, 1996, the Company's Amended and Restated Loan and Security Agreement (the "Company Loan Agreement") provides for maximum permitted borrowings of $100,000 through December 31, 1996 and to $60,000 until the earlier of April 30, 1997 or the completion of refinancing contemplated with respect to the Agreement and Plan of Merger with THL Transaction I Corp. (Note
15). Interest on borrowings is charged at the bank's prime rate less .75% (7.5% at December 31, 1996) or at an option to borrow at 1.0% over the Eurodollar rate (6.53% using the 30 day Eurodollar rate, at December 31, 1996). The weighted average interest rate on borrowings outstanding under this facility for the year ended December 31, 1996 was 7.29%. The Company Loan Agreement as amended expires on April 30, 1997. At December 31, 1996, there was $5,878 outstanding under the Company Loan Agreement and credit availability (net of letters of credit outstanding) was $83,770. On January 1, 1997 availability was reduced by $40,000. Borrowings are collateralized by substantially all of the assets of the Company and its subsidiaries with the exception of C.J. Vander. The Company Loan Agreement restricts the payment of cash dividends to 33 1/3% of net income for the prior year. In addition, it limits repurchases of the Company's outstanding capital stock and capital expenditures, and contains covenants which require, among other things, minimum levels of consolidated tangible net worth and the maintenance of certain financial ratios. In December 1995, the restriction to repurchase outstanding capital stock was modified to allow the Company to repurchase all of the 3,064,751 shares of the Company's stock owned by affiliates of Katy Industries, Inc. (the "Katy Stock Repurchase"). The agreement was modified in December 1995 to permit the acquisition of Rauch referred to in
Note 2. During 1996, further modifications were made to permit the Farberware, Silvestri, C.J. Vander and Potpourri acquisitions. At December 31, 1996, the Company had $6,783 unrestricted retained earnings available for payment of cash dividends.


     During 1996, one of Wallace's Puerto Rican subsidiaries and its lender entered into an Amended and Restated Line of Credit Agreement (the "Facility") which provides for borrowings up to a maximum of $10,000 and expires on May 31, 1997. Interest on borrowings is charged at the bank's prime rate minus .30% (7.95% at December 31, 1996 or at an option to borrow at the Eurodollar rate plus 1.70% (7.2313%, using the

                     SYRATECH CORPORATION AND SUBSIDIARIES

30 day Eurodollar rate, at December 31, 1996). The weighted average interest rate on borrowings outstanding under this Facility for the year ended December 31, 1996 was 8.08%. At December 31, 1996 $558 was outstanding under the Facility and the credit availability was $9,442. Borrowings are uncollateralized; however, the pledge of assets owned by one of the subsidiaries as collateral for other loans is prohibited. Borrowings under the Facility are guaranteed by the Company and cross-guaranteed by certain other subsidiaries.

  Notes Payable

     At December 31, 1996, the Company had a note payable of $200 related to the purchase of Potpourri. (Note 2) At December 31, 1995, the Company had notes payable of $51,735 related to the purchase of 3,064,751 shares of the Company's common stock on December 29, 1995 (Note 11). These notes were paid on January 2, 1996.

8.  INCOME TAXES

     The provisions for income taxes were comprised of the following:


                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1994       1995        1996
                                                             ------     -------     -------
    Current:
      Federal............................................    $1,356     $ 6,518     $11,379
      State..............................................       524       1,674       3,542
      Foreign............................................       625         937       1,307
                                                             ------     -------     -------
                                                              2,505       9,129      16,228
                                                             ------     -------     -------
    Deferred:
      Federal............................................      (561)     (1,805)     (3,344)
      State..............................................        87        (383)       (900)
      Foreign............................................       (19)         --          --
                                                             ------     -------     -------
                                                               (493)     (2,188)     (4,244)
                                                             ------     -------     -------
    Tax effect of stock options:
      Federal............................................       574         (60)        193
      State..............................................       172         (18)         57
                                                             ------     -------     -------
                                                                746         (78)        250
                                                             ------     -------     -------
              Total......................................    $2,758     $ 6,863     $12,234
                                                             ======     =======     =======

                     SYRATECH CORPORATION AND SUBSIDIARIES

     The reconciliations between the Company's effective income tax rate and the U.S. federal statutory rate are as follows:


                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ----------------------
                                                                     1994     1995     1996
                                                                     ----     ----     ----
    Federal statutory rate.......................................    35.0%    35.0%    35.0%
    State taxes, net of federal income tax benefit...............     3.1      2.5      4.9
    Hong Kong....................................................    (6.6)    (4.8)    (4.3)
    Puerto Rico..................................................    (6.0)    (3.8)    (2.4)
    United Kingdom...............................................      --       --      0.6
    Provision for undistributed foreign earnings.................     1.6      5.0      1.6
    Valuation allowance..........................................      --       --      1.6
    Other........................................................    (1.1)     0.4      0.5
                                                                     ----     ----     ----
         Effective income tax rate...............................    26.0%    34.3%    37.5%
                                                                     ====     ====     ====


     The components of income before provision for income taxes were comprised of the following:

                                                                  YEAR ENDED DECEMBER 31,
                                                                ---------------------------
                                                                 1994      1995      1996
                                                                -------   -------   -------
    Domestic..................................................  $ 7,081   $14,480   $25,457
    Foreign...................................................    3,536     5,559     7,166
                                                                -------   -------   -------
         Total................................................  $10,617   $20,039   $32,623
                                                                =======   =======   =======

     Provisions have been made for taxes on the undistributed earnings of Syratech H.K. and Wallace's Puerto Rican subsidiaries which are ultimately expected to be remitted to the parent company. The Company has permanently invested a portion of the undistributed earnings of its Puerto Rican and Syratech H.K. subsidiaries. It is not practical to estimate the amount of unrecognized deferred tax liability attributable to these undistributed foreign earnings.

     Wallace's Puerto Rican subsidiaries operate under grants from the Commonwealth of Puerto Rico exempting 90% of their income from taxation until December 2003. Had the Company not been eligible for the tax exemption, net income in 1994, 1995, and 1996 would have been reduced by approximately $1,330, $1,198, and $1,211, and earnings per share would have been decreased by approximately $.11, $.10, and $.14, respectively.

                     SYRATECH CORPORATION AND SUBSIDIARIES

     The tax effects of significant items comprising the Company's net deferred tax asset (liability) are as follows:


                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                     1995           1996
                                                                    -------       --------
    Deferred tax liability:
      Property, plant and equipment.............................    $(2,349)      $(17,263)
      Foreign earnings..........................................     (1,994)        (2,525)
                                                                    -------       --------
         Deferred tax liability.................................     (4,343)       (19,788)
    Deferred tax assets:
      Accounts receivable.......................................      2,171          4,475
      Inventory.................................................      1,447          2,336
      Reserves and accruals.....................................      1,567          2,266
      Pension...................................................        522          1,876
      Other deductible amounts..................................         84             69
      Contribution carryforwards................................         --            433
      Foreign operating loss carryforwards......................         --            175
                                                                    -------       --------
         Deferred tax asset.....................................      5,791         11,630
      Valuation allowance.......................................         --           (608)
                                                                    -------       --------
    Net deferred tax asset (liability)..........................    $ 1,448       $ (8,766)
                                                                    =======       ========



     The valuation allowance relates to the potential unusable portion of foreign tax loss carryforwards of $530 and contribution carryforwards of $1,066.


9.  COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries have various operating lease commitments for buildings and equipment. The lease agreements generally require the Company to pay insurance, real estate taxes, and maintenance and contain various renewal options. Future minimum rental payments for all noncancellable operating leases for each of the next five years and thereafter are as follows:

                1997................................................  $3,552
                1998................................................   1,887
                1999................................................   1,632
                2000................................................   1,123
                2001................................................     628
                Subsequent to 2001..................................     480


     Rent expense for all operating leases was approximately $1,789, $1,821, and $5,209 in 1994, 1995 and 1996, respectively.


     Certain subsidiaries were contingently obligated for outstanding letters of credit, trade acceptances and similar instruments aggregating $10,348 at December 31, 1996 (Note 7). The assets of Syratech H.K. are pledged as collateral for certain of these contingent obligations.

10.  EMPLOYEE BENEFIT PLANS

     The Company has three 401(k) savings plans. The 401(k) savings plans cover substantially all employees of its domestic and Puerto Rican subsidiaries. The 401(k) plans are subject to certain minimum age and length of employment requirements. Under two of these plans, the Company matches 30% of participants'

                     SYRATECH CORPORATION AND SUBSIDIARIES
contributions up to 6% of compensation. Under the other plan, the Company matches 50% of the first five hundred twenty dollars contributed and 25% thereafter, of the participants' contributions up to 15% of compensation. The Company also has a savings plan, established in 1991, covering substantially all employees of the Company's Hong Kong subsidiary. Under the Hong Kong plan, the Company contributes up to 10% of the participants' compensation. The Company contributed an aggregate of $197, $256 and $597 to all of these Plans in 1994, 1995 and 1996.



     The Company's C. J. Vander subsidiary also has an employee benefit plan. The Company's obligation under the plan is not material to the Company's consolidated financial position or results of operations.


     The Company has employment agreements with certain officers and employees for terms ranging from three to five years, which provide for minimum annual salaries aggregating $2,451 and certain other benefits.


     Agreements with the Company's five officers provide for retirement benefit payments. With respect to two of these officers, for the year ended December 31, 1994, the agreements provided for benefit payments in amounts equal to two percent of the officers' final year base salaries multiplied by the number of years of service with the Company. In 1995, these two agreements were amended to provide that the benefit payments be based upon two percent of the average total annual compensation (salary and bonus) for the three year period preceding the executives' retirement dates multiplied by the number of years of service. In addition, one of the agreements was amended (the "1995 Plan Amendment") to provide for a 100% survivor benefit for the executive's spouse. In 1996 existing employment agreements with two officers were amended to also provide for a retirement benefit. Additionally, a third officer who does not have an employment agreement with the Company was granted a retirement benefit. Two of these agreements were amended to provide for benefit payments based upon the greater of (i) $75,000 or (ii) one half of one percent of the average total annual compensation (salary and bonus) for the three year period preceding the executives' retirement dates multiplied by the number of years of service. One of these agreements was amended to provide for benefit payments based upon the greater of (i) $75,000 or (ii) one percent of the average total annual compensation (salary and bonus) for the three year period preceding the executives' retirement dates multiplied by the number of years of service.


     Upon consummation of the Merger (Note 15), an employment agreement with an officer will be amended so as to (i) change the officer's term of full-time employment from a rolling five-year term to a fixed five-year term, (ii) provide for a minimum base salary of $1,150 per annum, (iii) establish $1,150 as the minimum amount upon which the officer's retirement benefit (and the survivor's benefit of his surviving spouse) will be computed and (iv) create contractual rights with respect to certain perquisites that he is accorded informally under present arrangements with the Company. Additionally, an employment agreement with another officer will be amended to change the officer's term of full-time employment from a rolling five-year term to a fixed five-year term.

     Pension expense is determined using assumptions at the beginning of the year. Assumptions used in determining the actuarial present value of the projected benefit obligation include: a discount rate of 8.5% in 1994 and 1995 and 7.5% in 1996 and a rate of future increases in benefit compensation of 5%. The effect of the change in discount rate was not material to the consolidated financial statements.

                     SYRATECH CORPORATION AND SUBSIDIARIES

     Net pension cost included the following components:

                                                                  1994     1995      1996
                                                                  ----     ----     ------
    Service cost for benefits earned............................  $137     $196     $  317
    Interest cost benefit obligation............................    71      123        199
    Amortization of prior service cost..........................    --      476        620
    Amortization of (gain)/loss.................................    --       --        191
                                                                  ----     ----     ------
    Net periodic pension cost...................................  $208     $795     $1,327
                                                                  ====     ====     ======

     The following table summarizes the amounts recognized in the consolidated balance sheets as of December 31, 1995 and 1996:

                                                                          1995       1996
                                                                         ------     ------
    Actuarial present value of obligations:
      Vested benefit obligation........................................  $1,724     $3,287
      Projected benefit obligation.....................................   2,012      3,612
    Fair value of plan assets..........................................      --         --
    Projected benefit obligation in excess of plan assets..............   2,012      3,612
    Unrecognized prior service cost....................................    (603)      (610)
    Unrecognized gain/(loss)...........................................     (45)      (311)
    Additional minimum liability.......................................     360        597
                                                                         ------     ------
    Net accrued pension liability......................................  $1,724     $3,288
                                                                         ======     ======

11.  STOCKHOLDERS' EQUITY

  Key Employee Stock Option Plans

     Under the Company's 1986 Key Employee Stock Option Plan ("1986 Plan"), qualified and non-qualified options to purchase up to a maximum of 1,300,000 shares of common stock were granted to certain employees at exercise prices not less than 85% of the fair market value at the date of grant. Options become exercisable ratably over a five-year period and expire ten years from the date of grant. There were no shares available for grant under the 1986 Plan at December 31, 1996. Compensation cost has been recognized for the Company's 1986 Plan for the amount equal to 15% of the fair market value at the date of grant ratably over the five year period that they became exercisable over.

     In 1993, the Company established the 1993 Key Employee Stock Option Plan ("1993 Plan"), with provisions similar to the 1986 Plan. Under the 1993 Plan, qualified and non-qualified options to purchase up to a maximum of 400,000 shares of common stock may be granted to certain employees at an exercise price not less than fair market value at the date of grant. At December 31, 1996, 67,000 options were outstanding under the 1993 plan.

     In 1995, the Company established the 1995 Key Employee Stock Option Plan ("1995 Plan"). The 1995 Plan contains certain provisions similar to the 1993 Plan and would allow the grant of 800,000 options at an exercise price not less than fair market value at the date of grant. At December 31, 1996, 20,000 options were outstanding under the 1995 plan.


     No compensation cost has been recognized for the Company's 1993 and 1995 Plans.

                     SYRATECH CORPORATION AND SUBSIDIARIES

     A summary of stock option activity under the Plans is as follows:


                                                                                   WEIGHTED AVERAGE
                                                                 EXERCISE PRICE     EXERCISE PRICE
                                                     SHARES        PER SHARE          PER SHARE
                                                    --------     --------------    ----------------
Outstanding at January 1, 1994....................   297,350      $.0038-$13.70         $ 9.66
Canceled..........................................    (8,400)            $10.67         $10.67
Granted...........................................    50,000             $14.35         $14.35
Exercised.........................................   (38,200)     $.0038-$10.67         $ 7.88
                                                    --------
Outstanding at December 31, 1994..................   300,750      $.0038-$14.35         $10.64
Canceled..........................................   (90,900)     $10.67-$14.56         $12.91
Granted...........................................    54,500      $14.56-$18.75         $16.87
Exercised.........................................   (44,150)     $.0038-$10.67         $ 7.29
                                                    --------
Outstanding at December 31, 1995..................   220,200      $.0038-$18.75         $11.92
Canceled..........................................  (102,000)     $10.67-$24.75         $24.47
Granted...........................................   139,500      $23.00-$24.75         $24.68
Exercised.........................................   (28,200)     $.0038-$10.67         $ 7.17
                                                    --------
Outstanding at December 31, 1996..................   229,500      $10.67-$24.75         $14.68
                                                    ========
Exercisable at December 31, 1996..................   107,080      $10.67-$18.75
                                                    ========



     The following table sets forth information regarding options outstanding at December 31, 1996:



                                                                                   WEIGHTED
                                                                  WEIGHTED         AVERAGE
                                                    WEIGHTED       AVERAGE         EXERCISE
                  RANGE OF            NUMBER        AVERAGE       REMAINING       PRICE FOR
NUMBER OF         EXERCISE          CURRENTLY       EXERCISE     CONTRACTUAL      CURRENTLY
 OPTIONS           PRICES          EXERCISEABLE      PRICE          YEARS        EXERCISEABLE
---------------------------------------------------------------------------------------------
 142,500      $10.67 to $14.56         97,580        $11.11          5.97           $11.03
  87,000      $17.13 to $24.75          9,500        $20.52          8.66           $17.22
 -------                              -------
 229,500                              107,080        $14.68          6.99           $11.58
 =======                              =======



     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option and other employee stock based compensation plans. Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for awards under those plans which were granted on or after January 1, 1995 consistent with the method of SFAS No. 123, the Company's net income and earnings per share for the two years ended December 31, 1996 would have been reduced to the pro forma amounts indicated below:


                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Net income
      As reported....................................................  $46,199     $20,389
                                                                       =======     =======
      Pro forma......................................................  $45,762     $20,036
                                                                       =======     =======
    Net income per share
      As reported....................................................  $  3.91     $  2.32
                                                                       =======     =======
      Pro forma......................................................  $  3.88     $  2.28
                                                                       =======     =======

                     SYRATECH CORPORATION AND SUBSIDIARIES

     The pro forma results are not necessarily indicative of results that would have been reported if all options had been measured under SFAS No. 123.


     The weighted average remaining contractual life of options outstanding at December 31, 1996 was 6.99 years. The weighted average fair value of options granted during 1995 and 1996 was $8.03 and $8.94 per share, respectively.



     The fair value of options granted under the Company's stock option plans during 1995 and 1996 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: no dividend yield, expected volatility of 30.6%, risk free interest rate of 6.0%, and expected lives of either 5.3 or 7.7 years.


  Transfer of Shares


     On December 31, 1996, the Company's Chief Executive Officer and principal shareholder (the "Principal Shareholder") of the Company, the Company and THL Transaction I Corp. entered into agreements with three executive officers whereby the Principal Shareholder will transfer up to 73,068 shares (the Shares) of his Syratech common stock to the Company to effect the transfer of an equal number of newly issued shares to the executive officers. In connection with each transfer of shares of stock, the agreements also provide for each executive to receive, from the Company, as additional compensation, an annual lump sum cash payment (the "Lump Sum Payments") for the reimbursement of income taxes owed by the executive as a result of such transfer and payment. The transfer of Shares by the Principal Shareholder and the Lump Sum Payments to the executives are irrevocable and unconditional and are not based upon the executives future employment with the Company. On December 31, 1996, 31,812 shares were transferred and Lump Sum Payments totaling $703 were made to the executives. Shares aggregating 31,884 were transferred as of January 14, 1997. Additional shares of up to 9,372 will be transferred on January 14, 1998.



     The estimated value of the shares has been recorded as an addition to additional paid-in capital of $2,338. Total compensation expense equal to the estimated fair value of the Shares plus an estimate of the aggregate Lump Sum Payments, or $3,953 was recorded in the fourth quarter of 1996.


     Short and long-term compensation payable was $705 and $207, respectively at December 31, 1996.


     The weighted average fair value of the shares was $31.50. The fair value of the shares based on the provision of SFAS No. 123 was not materially different from the amounts recorded.


  Purchase of Common Stock

     On December 29, 1995, the Company effected the Katy Stock Repurchase. The aggregate purchase price of $52,054 represented approximately $17 per share. The purchase was financed by the issuance of two promissory notes due January 2, 1996 to subsidiaries of Katy and the assumption of short-term bank debt, all aggregating $51,735. The two promissory notes and the short-term bank debt were paid on January 2, 1996. The Company's par and additional paid-in capital values have been decreased to reflect the purchase.

  Shareholder Rights Plan

     On October 26, 1992 the Company's Board of Directors adopted a Shareholder Rights Plan (the "Plan"). Under the Plan, the Company distributed a dividend of one right (a "Right") to purchase shares of preferred stock to stockholders of record on October 31, 1992 and further authorized the issuance of one Right to each share of common stock which becomes outstanding after the record date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of preferred stock ("Series A Preferred stock") at a price of $50, subject to adjustment. As amended on July 5, 1994, the Rights become exercisable only if an individual or group (an "Acquiring Person") acquires 15% or more of

                     SYRATECH CORPORATION AND SUBSIDIARIES
the outstanding common stock or commences a tender offer which would result in its ownership of 30% or more of the outstanding common stock, or in the case of a person who beneficially owned 20% or more of the outstanding common stock on October 26, 1992, such person acquires an additional 1% or more of the outstanding common stock.

     As required by the Agreement and Plan of Merger (Note 15), effective on November 8, 1996, the Company redeemed all outstanding Rights and terminated the Shareholder Rights Plan pursuant to which the Rights were issued. The redemption price for each Right is one cent and if holders of Rights have not received payment of the redemption price prior to the Effective Time they will have the redemption price of their Rights added to the payment of the cash price for their shares of Company Common Stock in the Merger.

12.  RELATED PARTY TRANSACTIONS

     A beneficial owner of less than 1% of the Company holds a significant management role in Service Merchandise Co., Inc. ("Service"). A different person is a director of the Company and is also a director of Service. The Company had net sales to Service of approximately $9,909, $10,706 and $12,432 in 1994, 1995 and 1996, respectively. The Company had accounts receivable from Service of approximately $756 and $1,260 at December 31, 1995 and 1996, respectively.

     Effective July 12, 1996, the Company, through an indirect wholly-owned subsidiary, granted a license to Service to use certain trademarks, patents and copyrights relating to certain electric and other products. The agreement is subject to cancellation with six months notice by the licensee.

     Wacker Industrial Company ("Wacker"), a major supplier, is owned by a holder of less than 1% of the Company's common stock. In 1994, 1995 and 1996, the Company had purchases from this supplier of approximately $6,176, $5,371 and $4,478 respectively. Accounts payable to this supplier approximated $75 and $93 at December 31, 1995 and 1996 respectively.


     Other transactions with companies affiliated with certain directors/stockholders include net sales of approximately $297, $735 and $790 and purchases of products and services of $1,228 and $746 in 1994 and 1995, respectively. There were no purchases of products and services in 1996. As of December 31, 1996, amounts receivable from these companies approximated $7, there were no accounts payable.



     In addition, included in other operating income in 1996 was revenue from the disposal of Farberware inventory of $10,166 to Service, $5,033 to Lifetime and $1,660 to a company affiliated with a certain director/stockholder. At December 31, 1996 amounts receivable from Service and Lifetime were $316 and $455, respectively.

                     SYRATECH CORPORATION AND SUBSIDIARIES

13.  FOREIGN OPERATIONS

     The Company's foreign operations relate to its Hong Kong subsidiary, and as of May 8, 1996, its C.J. Vander subsidiary, the sales of the Hong Kong subsidiary are substantially to customers in the United States and the sales of its C.J. Vander subsidiary are primarily to foreign customers. Summarized financial information about the Company's operations in different geographic areas is as follows:


                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Net sales:
  United States............................................  $114,457     $122,950     $212,516
  Hong Kong................................................    32,834       46,570       54,749
  Other foreign............................................        --           --        3,666
                                                             --------     --------     --------
          Total............................................  $147,291     $169,520     $270,931
                                                             ========     ========     ========
Income (loss) from operations:
  United States............................................  $  7,497     $  9,846     $ 15,372
  Hong Kong................................................     3,581        5,599        8,235
  Other foreign............................................        --           --         (505)
                                                             --------     --------     --------
          Total............................................  $ 11,078     $ 15,445     $ 23,102
                                                             ========     ========     ========
Identifiable assets:
  United States............................................  $185,632     $213,162     $212,377
  Hong Kong................................................     5,052        7,404        7,754
  Other foreign............................................        --           --        7,123
                                                             --------     --------     --------
          Total............................................  $190,684     $220,566     $227,254
                                                             ========     ========     ========


14.  LITIGATION

     The Company has been named as a defendant in several legal actions arising from its normal business activities. The Company carries insurance against liability for certain types of risks. Although the amount of liability that could result from any litigation cannot be predicted, in the opinion of management, the Company's potential liability on all known claims would not have a material adverse effect on the consolidated financial position or results of operations of the Company.


15.  AGREEMENT AND PLAN OF MERGER



     On October 23, 1996, the Company and THL Transaction I Corp., a company organized and controlled by affiliates of Thomas H. Lee Company, entered into an Agreement and Plan of Merger, dated November 27, 1996, effective, as of October 23, 1996, as amended effective as of February 14, 1997, pursuant to which THL Transaction I Corp. will be merged into the Company (the "Merger"). Pursuant to the transaction, stockholders of the Company will receive $32.00 in cash per share (except that the Principal Shareholder will receive only $28.00 in cash per share) or may elect to receive a portion of their consideration by retaining stock of the surviving entity.



     Upon consummation of the Merger, the Company would have on a pro forma basis, as of December 31, 1996, outstanding debt of approximately $162,319 (unaudited). The transaction is expected to close in the first half of 1997. It is intended that the transaction will be accounted for as a recapitalization. The equity contribution to be made by THL I Transaction Corp. will constitute approximately $100,217 (unaudited)

                     SYRATECH CORPORATION AND SUBSIDIARIES
excluding up to $18,000 (unaudited) of Cumulative Redeemable Preferred Stock (less the value of the shares retained by stockholders other than the Company's Principal Shareholder and 63,696 shares that were issued to, and will be retained by, certain management stockholders). The Company's stockholders' equity on a pro forma basis is $4,048 (unaudited) at December 31, 1996 considering the effects of the Merger, because the distribution to stockholders, as well as approximately one-third of the Merger expenses, will reduce common stockholders' equity.



     The consummation of the Merger is conditioned upon the availability of adequate financing (both debt and equity). It is expected that the financing will include the issuance of $155,000 of Senior Notes (the "Senior Notes"). The Senior Notes are expected to be general unsecured obligations of the Company ranking senior to all existing and future subordinated indebtedness of the Company, including indebtedness of up to $130,000, including a $30,000 letter of credit sublimit, under a 5 year Credit Facility (the "Revolving Credit Facility"). However, the obligations of the Company under the Revolving Credit Facility are expected to be secured by the accounts receivable and inventory of the Company and its domestic subsidiaries and, accordingly, such indebtedness would effectively rank senior to the Senior Notes to the extent of such assets. The Revolving Credit Facility is expected to include a requirement to maintain excess availability of at least $45.0 million at certain periods during the year. The Senior Notes will be fully and unconditionally guaranteed on a joint and several basis by each of the Company's wholly-owned domestic subsidiaries. (The "Guarantor Subsidiaries").



     The following condensed consolidating financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, present separate financial information for the Company ("Issuer/Guarantor Parent"), the Guarantor Subsidiaries, the Non Guarantor Subsidiaries, and Discontinued Operations. Separate financial statements of each guarantor are not presented because management believes that such statements would not be materially different from the information presented herein.

                     SYRATECH CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 1995

                                         ISSUER/
                                        GUARANTOR    GUARANTOR     NON-GUARANTOR
                                         PARENT     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                        ---------   ------------   -------------   ------------   ------------
ASSETS
Current assets:
  Cash and equivalents................  $  63,354     $ 11,786        $ 3,353                       $ 78,493
  Marketable securities...............     30,561                                                     30,561
  Accounts receivable, net............                  30,129          1,764                         31,893
  Inventories.........................                  39,415          1,695       $       41        41,151
  Deferred income taxes...............      1,582        3,523                                         5,105
  Prepaid expenses and other..........        516          854            232                          1,602
  Net assets of discontinued
     operations.......................      1,834                                                      1,834
                                         --------     --------         ------         --------      --------
          Total current assets........     97,847       85,707          7,044               41       190,639
Property, plant and equipment, net....                  29,256            351              (47)       29,560
Other assets..........................    130,914          358              9         (130,914)          367
                                         --------     --------         ------         --------      --------
          Total.......................  $ 228,761     $115,321        $ 7,404       $ (130,920)     $220,566
                                         ========     ========         ======         ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving loan facilities and notes
     payable..........................  $  51,735                                                   $ 51,735
  Accounts payable....................                $  4,964        $ 1,474                          6,438
  Accrued expenses....................        922        3,314            199       $        1         4,436
  Accrued compensation................                   2,212            266                          2,478
  Accrued advertising.................                   1,991                                         1,991
  Income taxes payable................     20,152      (19,104)           469               (6)        1,511
                                         --------     --------         ------         --------      --------
          Total current liabilities...     72,809       (6,623)         2,408               (5)       68,589
Deferred income taxes.................      1,819        1,838                                         3,657
Pension liability.....................                   1,724                                         1,724
Intercompany (receivable) payable.....    (63,540)      68,727         (5,590)             403
Stockholders' equity..................    217,673       49,655         10,586         (131,318)      146,596
                                         --------     --------         ------         --------      --------
          Total.......................  $ 228,761     $115,321        $ 7,404       $ (130,920)     $220,566
                                         ========     ========         ======         ========      ========

                     SYRATECH CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 1996

                                         ISSUER/
                                        GUARANTOR    GUARANTOR     NON-GUARANTOR
                                         PARENT     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                        ---------   ------------   -------------   ------------   ------------
ASSETS
Current assets:
  Cash and equivalents................  $      18     $    146       $   3,441                      $  3,605
  Accounts receivable, net............                  56,719           3,301                        60,020
  Inventories.........................                  74,134           5,180      $       41        79,355
  Deferred income taxes...............        729        8,211                                         8,940
  Prepaid expenses and other..........                   2,653           1,150                         3,803
  Net assets of discontinued
     operations.......................
                                         --------     --------       ---------       ---------      --------
          Total current assets........        747      141,863          13,072              41       155,723
Property, plant and equipment, net....                  62,219           1,805             (69)       63,955
Purchase price in excess of net assets
  acquired............................                   7,032                                         7,032
Other assets..........................    179,442          544                        (179,442)          544
                                         --------     --------       ---------       ---------      --------
          Total.......................  $ 180,189     $211,658       $  14,877      $ (179,470)     $227,254
                                         ========     ========       =========       =========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving loan facilities and notes
     payable..........................                $  6,604       $      32                      $  6,636
  Accounts payable....................                   7,637           2,052                         9,689
  Accrued expenses....................  $   1,058        9,420             571                        11,049
  Accrued compensation................                   3,812             416                         4,228
  Accrued advertising.................                   3,273                                         3,273
  Income taxes payable................     19,907      (19,581)            598      $        6           930
                                         --------     --------       ---------       ---------      --------
          Total current liabilities...     20,965       11,165           3,669               6        35,805
Deferred income taxes.................      2,295       15,411                                        17,706
Pension liability.....................                   3,288                                         3,288
Other long-term liabilities...........                     207                                           207
Intercompany (receivable) payable.....    (62,863)      62,863          (5,718)          5,718
Stockholders' equity..................    219,792      118,724          16,926        (185,194)      170,248
                                         --------     --------       ---------       ---------      --------
          Total.......................  $ 180,189     $211,658       $  14,877      $ (179,470)     $227,254
                                         ========     ========       =========       =========      ========

                     SYRATECH CORPORATION AND SUBSIDIARIES

                   CONDENSED CONSOLIDATING INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1994


                              ISSUER/
                             GUARANTOR    GUARANTOR     NON-GUARANTOR   DISCONTINUED
                              PARENT     SUBSIDIARIES   SUBSIDIARIES     OPERATIONS    ELIMINATIONS   CONSOLIDATED
                             ---------   ------------   -------------   ------------   ------------   ------------
Net sales..................                $114,457        $53,495                       $(20,661)      $147,291
Cost of sales..............                  81,946         43,315                        (20,661)       104,600
                                           --------        -------                       --------       --------
  Gross profit.............                  32,511         10,180                                        42,691
Selling, general and
  administrative
  expenses.................                  25,269          6,599                           (255)        31,613
                                           --------        -------                       --------       --------
  Income from operations...                   7,242          3,581                            255         11,078
Interest expense...........                    (496)           (63)                                         (559)
Interest income............                      80             18                                            98
Other income...............   $ 2,000         2,000                                        (4,000)
                               ------      --------        -------                       --------       --------
  Income before provision
     for income taxes......     2,000         8,826          3,536                         (3,745)        10,617
Provision for income
  taxes....................       157         1,995            606                                         2,758
                               ------      --------        -------                       --------       --------
  Income from continuing
     operations............     1,843         6,831          2,930                         (3,745)         7,859
Discontinued operations,
  net......................                                               $ 12,068             --         12,068
                               ------      --------        -------         -------       --------       --------
     Net income............   $ 1,843      $  6,831        $ 2,930        $ 12,068       $ (3,745)      $ 19,927
                               ======      ========        =======         =======       ========       ========

                     SYRATECH CORPORATION AND SUBSIDIARIES

                   CONDENSED CONSOLIDATING INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995


                                         ISSUER/
                                        GUARANTOR    GUARANTOR     NON-GUARANTOR
                                         PARENT     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                        ---------   ------------   -------------   ------------   ------------
Net sales.............................                $122,950        $67,354        $(20,784)      $169,520
Cost of sales.........................                  87,593         53,027         (20,784)       119,836
                                                      --------        -------        --------       --------
  Gross profit........................                  35,357         14,327                         49,684
Selling, general and administrative
  expenses............................                  25,522          8,728             (11)        34,239
                                                      --------        -------        --------       --------
  Income from operations..............                   9,835          5,599              11         15,445
Interest expense......................                    (198)           (89)                          (287)
Interest income.......................   $ 4,496           336             49                          4,881
Other income..........................     1,300         1,300                         (2,600)
                                         -------      --------        -------        --------       --------
  Income before provision for income
     taxes............................     5,796        11,273          5,559          (2,589)        20,039
Provision for income taxes............     2,623         3,303            937                          6,863
                                         -------      --------        -------        --------       --------
  Income from continuing operations...     3,173         7,970          4,622          (2,589)        13,176
Discontinued operations, net..........    33,023                                                      33,023
                                         -------      --------        -------        --------       --------
     Net income.......................   $36,196      $  7,970        $ 4,622        $ (2,589)      $ 46,199
                                         =======      ========        =======        ========       ========

                     SYRATECH CORPORATION AND SUBSIDIARIES

                   CONDENSED CONSOLIDATING INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1996


                                         ISSUER/
                                        GUARANTOR    GUARANTOR     NON-GUARANTOR
                                         PARENT     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                        ---------   ------------   -------------   ------------   ------------
Net sales.............................                $212,530        $85,498        $(27,097)      $270,931
Cost of sales.........................                 154,622         66,582         (27,091)       194,113
                                                      --------        -------        --------       --------
  Gross profit........................                  57,908         18,916              (6)        76,818
Selling, general and administrative
  expenses............................   $  (360)       46,844         11,880            (700)        57,664
Other operating income................                   3,948                                         3,948
                                          ------      --------        -------        --------       --------
  Income from operations..............       360        15,012          7,036             694         23,102
Interest expense......................                  (3,114)           (36)                        (3,150)
Interest income.......................        70           535            166                            771
Other income..........................                  11,900                                        11,900
                                          ------      --------        -------        --------       --------
  Income before provision for income
     taxes............................       430        24,333          7,166             694         32,623
Provision for income taxes............     1,092         9,835          1,307                         12,234
                                          ------      --------        -------        --------       --------
  Net (loss) income...................   $  (662)     $ 14,498        $ 5,859        $    694       $ 20,389
                                          ======      ========        =======        ========       ========

                     SYRATECH CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1994


                                          ISSUER/
                                         GUARANTOR    GUARANTOR     NON-GUARANTOR   DISCONTINUED
                                          PARENT     SUBSIDIARIES   SUBSIDIARIES     OPERATIONS    ELIMINATIONS   CONSOLIDATED
                                         ---------   ------------   -------------   ------------   ------------   ------------
Cash flows from operating activities:
Net income.............................   $ 1,843      $  6,831        $ 2,930        $ 12,068       $ (3,745)      $ 19,927
Adjustments to reconcile net income to
  net cash provided by (used in)
  operations:
  Depreciation and amortization........                   3,074            451                           (255)         3,270
  Deferred income taxes................     1,439        (1,870)           (21)                                         (452)
  Other................................       116           217             (1)                                          332
  Increase (decrease) in cash:
     Accounts receivable...............                  (7,738)          (246)                                       (7,984)
     Inventories.......................                  (6,350)          (240)                                       (6,590)
     Prepaid expenses and other........                     566            145                                           711
     Accounts payable and accrued
       expenses........................                   3,661            494                                         4,155
     Income taxes payable..............    (1,283)        5,046            (64)                                        3,699
     Intercompany account..............    (3,158)      (13,235)        (3,199)         15,592          4,000
  Discontinued operations..............                                                (27,660)                      (27,660)
                                           ------      --------        -------        --------        -------       --------
Net cash provided by (used in)
  operating activities.................    (1,043)       (9,798)           249                                       (10,592)
                                           ------      --------        -------        --------        -------       --------
Cash flows from investing activities:
Purchases of property, plant and
  equipment............................                  (2,391)          (212)                                       (2,603)
Other..................................                    (194)             1                                          (193)
                                           ------      --------        -------        --------        -------       --------
Net cash used in investing
  activities...........................                  (2,585)          (211)                                       (2,796)
                                           ------      --------        -------        --------        -------       --------
Cash flows from financing activities:
Change in revolving loan facilities....                  11,944                                                       11,944
Repayment of borrowings................                  (1,624)                                                      (1,624)
Other..................................     1,043            62                                                        1,105
                                           ------      --------        -------        --------        -------       --------
Net cash provided by financing
  activities...........................     1,043        10,382                                                       11,425
                                           ------      --------        -------        --------        -------       --------
Net (decrease) increase in cash and
  equivalents..........................                  (2,001)            38                                        (1,963)
Cash and equivalents, beginning of
  year.................................                   2,475          1,354                                         3,829
                                           ------      --------        -------        --------        -------       --------
Cash and equivalents, end of year......   $    --      $    474        $ 1,392        $     --       $     --       $  1,866
                                           ======      ========        =======        ========        =======       ========

                     SYRATECH CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1995


                                                   ISSUER/
                                                  GUARANTOR    GUARANTOR      NON-GUARANTOR
                                                   PARENT     SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS   CONSOLIDATED
                                                  ---------   ------------   ----------------   ------------   ------------
Cash flows from operating activities:
Net income......................................  $  36,196     $  7,970         $  4,622         $ (2,589)      $ 46,199
Adjustments to reconcile net income to net cash
  provided by (used in) operations:
  Depreciation and amortization.................                   3,089              175              (11)         3,253
  Deferred income taxes.........................     (1,202)      (1,027)                                          (2,229)
  Other.........................................        102        1,158                                            1,260
  Increase (decrease) in cash:
     Marketable securities......................    (30,561)                                                      (30,561)
     Accounts receivable........................                  (3,273)            (376)                         (3,649)
     Inventories................................                    (772)             (45)                           (817)
     Prepaid expenses and other.................       (516)        (914)             (16)                         (1,446)
     Accounts payable and accrued expenses......        922         (686)             359                             595
     Income taxes payable.......................     21,241      (23,837)             290                          (2,306)
     Intercompany account.......................    (47,093)      47,421           (2,928)           2,600
  Discontinued operations.......................    (49,915)                                                      (49,915)
                                                   --------     --------          -------          -------       --------
Net cash (used in) provided by operating
  activities....................................    (70,826)      29,129            2,081                         (39,616)
                                                   --------     --------          -------          -------       --------
Cash flows from investing activities:
Net proceeds on sale of Syroco, Inc.............    133,931                                                       133,931
Purchases of property, plant and equipment......                  (2,559)            (120)                         (2,679)
Other...........................................                      61                                               61
                                                   --------     --------          -------          -------       --------
Net cash provided by (used in) investing
  activities....................................    133,931       (2,498)            (120)                        131,313
                                                   --------     --------          -------          -------       --------
Cash flows from financing activities:
Change in revolving loan facilities.............                 (14,504)                                         (14,504)
Repayment of borrowings.........................                    (875)                                            (875)
Other...........................................        249           60                                              309
                                                   --------     --------          -------          -------       --------
Net cash provided by (used in) financing
  activities....................................        249      (15,319)                                         (15,070)
                                                   --------     --------          -------          -------       --------
Net increase in cash and equivalents............     63,354       11,312            1,961                          76,627
Cash and equivalents, beginning of year.........                     474            1,392                           1,866
                                                   --------     --------          -------          -------       --------
Cash and equivalents, end of year...............  $  63,354     $ 11,786         $  3,353         $     --       $ 78,493
                                                   ========     ========          =======          =======       ========

                     SYRATECH CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1996


                                                            ISSUER/
                                                           GUARANTOR    GUARANTOR     NON-GUARANTOR
                                                            PARENT     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                                           ---------   ------------   -------------   ------------   ------------
Cash flows from operating activities:
Net (loss) income........................................   $  (662)     $ 14,498        $ 5,859        $    694       $ 20,389
Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operations:
  Depreciation and amortization..........................                   4,466            279              22          4,767
  Deferred income taxes..................................     1,329        (4,085)                                       (2,756)
  Acquisition of Farberware assets.......................                  (9,500)                                       (9,500)
  Disposal of Farberware assets..........................                  13,600                                        13,600
  Farberware electrics license...........................                     500                                           500
  Transfer of shares.....................................     2,338         1,317                                         3,655
  Other..................................................        78         1,542              5                          1,625
  Increase (decrease) in cash net of effect of businesses
    acquired:
    Marketable securities................................    30,561                                                      30,561
    Accounts receivable..................................                 (18,129)          (227)                       (18,356)
    Inventories..........................................                 (16,352)          (754)                       (17,106)
    Prepaid expenses and other...........................       516          (816)          (171)                          (471)
    Accounts payable and accrued expenses................        49        (2,235)          (684)                        (2,870)
    Income taxes payable.................................      (245)       (1,979)           129                         (2,095)
    Intercompany account.................................       689         1,147           (122)         (1,714)
  Discontinued operations................................     1,834                                                       1,834
                                                            -------       -------        -------         -------           ----
Net cash provided by (used in) operating activities......    36,487       (16,026)         4,314            (998)        23,777
Cash flows from investing activities:
Insurance claim proceeds.................................                  23,771                                        23,771
Acquisitions of businesses net of cash acquired..........   (48,540)                        (998)            998        (48,540)
Purchases of property, plant and equipment...............                 (13,643)        (1,482)                       (15,125)
Other....................................................                    (130)            10                           (120)
                                                            -------       -------        -------         -------           ----
Net cash used in investing activities....................   (48,540)        9,998         (2,470)            998        (40,014)
                                                            -------       -------        -------         -------           ----
Cash flows from financing activities:
Change in revolving loan facilities......................   (51,735)       (5,296)        (2,044)                       (59,075)
Repayment of borrowings..................................                    (300)                                         (300)
Other....................................................       452           (16)            (8)                           428
                                                            -------       -------        -------         -------           ----
Net cash used in financing activities....................   (51,283)       (5,612)        (2,052)                       (58,947)
                                                            -------       -------        -------         -------           ----
Effect of exchange rate changes on cash and
  equivalents............................................                                    296                            296
Net increase (decrease) in cash and equivalents..........   (63,336)      (11,640)            88                        (74,888)
Cash and equivalents, beginning of year..................    63,354        11,786          3,353                        (78,493)
                                                            -------       -------        -------         -------           ----
Cash and equivalents, end of year........................   $    18      $    146        $ 3,441        $     --       $  3,605
                                                            =======       =======        =======         =======           ====

                                   SCHEDULE I

                         CERTAIN INFORMATION REGARDING
                            THL TRANSACTION I CORP.

     The following table sets forth the name, business address, age, principal occupation or employment at the present time and during the last five years, the name, principal business and address of any corporation or other organization in which such occupation or employment is or was conducted and current directorships of the executive officers, directors and stockholders of THL I, all of whom are citizens of the United States. Except as otherwise noted, the address of each such corporation or organization listed and the business addresses of such persons is the address of Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109. Each person has had the principal occupation or employment listed for more than the past five years except as otherwise noted.

           NAME AND                               PRESENT PRINCIPAL OCCUPATION OR
       BUSINESS ADDRESS         AGE         EMPLOYMENT AND FIVE YEAR EMPLOYMENT HISTORY
------------------------------  ---   --------------------------------------------------------
Thomas H. Lee.................  52    Founder of Thomas H. Lee Company and its President since
                                      1974. Director of Autotote Corporation, Finlay
                                      Enterprises Inc., Gillett Holdings, Inc. (Vail
                                      Associates), Health o meter Products, Inc., Livent,
                                      Inc., Playtex Products, Inc., Sondik Supply Corporation,
                                      First Security Services Corporation and Miller Import
                                      Corporation. Mr. Lee owns all of the outstanding shares
                                      of THL I.
David V. Harkins..............  55    Senior Managing Director of Thomas H. Lee Company since
                                      1991; Joined Thomas H. Lee Company in 1986. President
                                      and Trustee of THL Equity Trust III, the General Partner
                                      of THL Equity Advisers III Limited Partnership, which is
                                      the General Partner of Thomas H. Lee Equity Fund III,
                                      L.P. Chairman of National Dentex Corporation since 1983.
                                      Mr. Harkins is a director of Stanley Furniture Company,
                                      Inc., National Dentex Corporation, HomeSide, Inc.,
                                      Freedom Securities, Inc. and First Alert, Inc.

Scott A. Schoen...............  38    President and director of THL I. Managing Director of
                                      the Thomas H. Lee Company since 1991. Joined Thomas H.
                                      Lee Company in 1986. Vice President and Trustee of THL
                                      Equity Trust III, the General Partner of THL Equity
                                      Advisers III Limited Partnership, which is the General
                                      Partner of Thomas H. Lee Equity Fund III, L.P. Mr.
                                      Schoen is a director of First Alert, Inc., Rayovac
                                      Corporation, Anchor Advanced Products, Inc., Alliance
                                      International Group, Inc., Health o meter Products, Inc.
                                      and LaSalle ReHoldings Limited.

Thomas M. Hagerty.............  33    Treasurer and director of THL I. Managing Director of
                                      the Thomas H. Lee Company since 1993; Joined Thomas H.
                                      Lee Company in 1988. Vice President and Trustee of THL
                                      Equity Trust III, the General Partner of THL Equity
                                      Advisers III Limited Partnership, which is the General
                                      Partner of Thomas H. Lee Equity Fund III, L.P. Mr.
                                      Hagerty is a director of Select Beverages, Inc., Freedom
                                      Securities, Inc. and HomeSide, Inc.

           NAME AND                               PRESENT PRINCIPAL OCCUPATION OR
       BUSINESS ADDRESS         AGE         EMPLOYMENT AND FIVE YEAR EMPLOYMENT HISTORY
------------------------------  ---   --------------------------------------------------------
Seth W. Lawry.................  32    Worked at Thomas H. Lee Company from 1989 to 1990 and
                                      rejoined in 1994. Vice President of THL Equity Trust
                                      III, the General Partner of THL Equity Advisers III
                                      Limited Partnership, which is the General Partner of
                                      Thomas H. Lee Equity III, L.P. From 1990 to 1992, Mr.
                                      Lawry attended Stanford Graduate School of Business.
                                      From 1992 to 1994, Mr. Lawry worked in the Mergers &
                                      Acquisitions Department of Morgan Stanley & Co.
                                      Incorporated, 1585 Broadway, New York, New York. Mr.
                                      Lawry is a director of Freedom Securities, Inc.

Kent R. Weldon................  29    Secretary and director of THL I. Vice President of THL
                                      Equity Trust III, the General Partner of THL Equity
                                      Advisers III Limited Partnership, which is the General
                                      Partner of Thomas H. Lee Equity III, L.P. Worked at
                                      Thomas H. Lee Company from 1991 to 1993 and rejoined in
                                      1995. From 1989 to 1991, Mr. Weldon worked in the
                                      Mergers & Acquisitions Department of Morgan Stanley &
                                      Co. Incorporated, 1585 Broadway, New York, New York.
                                      From 1993 to 1995, Mr. Weldon attended the Harvard
                                      Graduate School of Business Administration.

                                                                         ANNEX I

                     RESTATED AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                            THL TRANSACTION I CORP.,

                            A DELAWARE CORPORATION,

                                      AND

                             SYRATECH CORPORATION,

                            A DELAWARE CORPORATION,

                            DATED NOVEMBER 27, 1996

                        EFFECTIVE AS OF OCTOBER 23, 1996

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                      ------

                                         ARTICLE I
                                         THE MERGER

SECTION 1.1      The Merger...........................................................      1
SECTION 1.2      Closing..............................................................      1
SECTION 1.3      Effective Time.......................................................      1
SECTION 1.4      Effects of the Merger................................................      1
SECTION 1.5      Certificate of Incorporation; By-Laws................................      1
SECTION 1.6      Directors............................................................      2
SECTION 1.7      Officers.............................................................      2

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

SECTION 2.1      Effect on Capital Stock..............................................      2
SECTION 2.2      Company Common Stock Elections.......................................      3
SECTION 2.3      Proration............................................................      4
SECTION 2.4      Stock Plans..........................................................      4
SECTION 2.5      Exchange of Certificates.............................................      5
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 3.1      Organization, Standing and Corporate Power...........................      6
SECTION 3.2      Subsidiaries.........................................................      7
SECTION 3.3      Capital Structure....................................................      7
SECTION 3.4      Authority; Noncontravention..........................................      7
SECTION 3.5      SEC Documents; Undisclosed Liabilities...............................      8
SECTION 3.6      Information Supplied.................................................      9
SECTION 3.7      Absence of Certain Changes of Events.................................      9
SECTION 3.8      Litigation; Labor Matters: Compliance with Laws......................      9
SECTION 3.9      Employee Benefit Plans...............................................     10
SECTION 3.10     Tax Returns and Tax Payments.........................................     11
SECTION 3.11     Intentionally Omitted................................................     11
SECTION 3.12     Material Contracts...................................................     11
SECTION 3.13     Brokers..............................................................     11
SECTION 3.14     Opinion of Financial Advisor.........................................     11
SECTION 3.15     Board Recommendation.................................................     12
SECTION 3.16     Required Company Vote................................................     12
SECTION 3.17     State Takeover Statutes..............................................     12
SECTION 3.18     Intellectual Property................................................     12
SECTION 3.19     Related Party Transactions...........................................     12

                                                                                        PAGE
                                                                                      ------

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THL I

SECTION 4.1      Organization, Standing and Corporate Power...........................     12
SECTION 4.2      Subsidiaries.........................................................     12
SECTION 4.3      Capital Structure....................................................     13
SECTION 4.4      Authority; Noncontravention..........................................     13
SECTION 4.5      Brokers..............................................................     13
SECTION 4.6      Financing............................................................     13
SECTION 4.7      Information Supplied.................................................     13
SECTION 4.8      Management Participation.............................................     14

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER

SECTION 5.1      Conduct of Business of the Company...................................     14
SECTION 5.2      Changes in Employment Arrangements...................................     15
SECTION 5.3      Severance............................................................     16
SECTION 5.4      WARN.................................................................     16
SECTION 5.5      Tax Elections........................................................     16
SECTION 5.6      Redemption of Rights.................................................     16

ARTICLE VI
ADDITIONAL AGREEMENTS

SECTION 6.1      Preparation of Form S-4 and Proxy Statement; Stockholder Meeting.....     16
SECTION 6.2      Access to Information; Confidentiality...............................     17
SECTION 6.3      Best Efforts.........................................................     17
SECTION 6.4      Indemnification......................................................     18
SECTION 6.5      Public Announcements.................................................     19
SECTION 6.6      No Solicitation......................................................     19
SECTION 6.7      Affiliates...........................................................     20

ARTICLE VII
CONDITIONS PRECEDENT

SECTION 7.1      Conditions to Each Party's Obligation................................     20
SECTION 7.2      Conditions to Obligations of THL I...................................     20
SECTION 7.3      Conditions to Obligation of the Company..............................     21

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1      Termination..........................................................     22
SECTION 8.2      Effect of Termination................................................     22
SECTION 8.3      Amendment............................................................     22
SECTION 8.4      Extension; Waiver....................................................     22
SECTION 8.5      Procedure for Termination, Amendment Extension or Waiver.............     22

                                                                                        PAGE
                                                                                      ------

ARTICLE IX
GENERAL PROVISIONS

SECTION 9.1      Nonsurvival of Representations and Warranties........................     23
SECTION 9.2      Fees and Expenses....................................................     23
SECTION 9.3      Notices..............................................................     23
SECTION 9.4      Definitions..........................................................     24
SECTION 9.5      Interpretation.......................................................     25
SECTION 9.6      Counterparts.........................................................     25
SECTION 9.7      Entire Agreement; No Third-Party Benefits............................     25
SECTION 9.8      GOVERNING LAW........................................................     25
SECTION 9.9      Assignment...........................................................     25
SECTION 9.10     Enforcement..........................................................     25
SECTION 9.11     Schedules............................................................     25

EXHIBIT A        Amended Certificate of Incorporation of the Company..................    A-1
EXHIBIT B        Form of Company Affiliate Letter.....................................    B-1

                                 DEFINED TERMS

                                                            SECTION           PAGE
                                                           ---------        ------

            Affiliate                                      sec.
                                                           9.4(a)               33
            Cash Price                                     sec.
                                                           2.1(c)                3
            Certificate of Merger                          sec. 1.3              2
            Certificates                                   sec.
                                                           2.2(a)                4
            Closing                                        sec. 1.1              1
            Closing Date                                   sec. 1.2              1
            Company                                        Preamble              1
            Company Common Stock                           Recitals              1
            Company Plans                                  sec.
                                                           3.9(a)               10
            Company Stock Options                          sec.
                                                           2.2(a)                4
            Company Stockholder Approved                   Recitals              1
            Confidentiality Agreement                      sec.
                                                           6.2(a)               23
            Consolidated Group                             sec. 3.10            13
            Costs                                          sec. 6.4             25
            DGCL                                           sec. 1.1              1
            Disclosure Schedule                            sec. 3.1              6
            Dissenting Shares                              sec.
                                                           2.1(c)                3
            D&O Insurance                                  sec. 6.4             25
            Effective Time                                 sec. 1.3              2
            Environmental Claim                            sec.
                                                           3.11(i)              15
            Environmental Laws                             sec.
                                                           3.11(i)              16
            Environmental Permits                          sec.
                                                           3.11(i)              15
            ERISA                                          sec.
                                                           3.9(a)               10
            Exchange Act                                   sec.
                                                           2.2(a)                4
            Exchange Fund                                  sec.
                                                           2.3(e)                5
            Exercise Period                                sec.
                                                           2.2(a)                3
            Governmental Entity                            sec. 3.4              8
            Hazardous Materials                            sec.
                                                           3.11(i)              16
            HSR Act                                        sec. 3.4              8
            Indemnified Parties                            sec. 6.4             25
            Knowledge                                      sec.
                                                           9.4(b)               33
            Liens                                          sec. 3.2              7
            Management                                     sec.
                                                           2.1(c)                3
            Management Rollover Share                      sec.
                                                           2.1(c)                3
            Material Adverse Change                        sec.
                                                           9.4(c)               34
            Material Averse Effect Person                  sec.
                                                           9.4(c)               34
            Material Contracts                             sec.
                                                           3.11(i)              16
            Merger                                         Recitals              1
            Merger Consideration                           sec.
                                                           2.1(c)                3
            Permitted Changes                              sec.
                                                           5.1(d)               20
            Person                                         sec.
                                                           9.4(d)               34
            Proxy Statement                                sec. 3.4              8
            Recent SEC Documents                           sec. 3.5              9
            Rights Agreement                               sec. 5.6             22
            SEC                                            sec. 3.2              6

                                                            SECTION           PAGE
                                                           ---------        ------
            SEC Documents                                  sec. 3.5              9
            SEC Financial Statements                       sec. 3.5              9
            Securities Act                                 sec. 3.3              7
            Silver                                         sec. 1.1              1
            Stock Plans                                    sec.
                                                           2.2(a)                4
            Stockholders Meeting                           sec.
                                                           6.1(c)               22
            Subsidiaries                                   sec. 3.2              6
            Subsidiary                                     sec.
                                                           9.4(e)               34
            Tax Return                                     sec. 3.10            14
            Taxes                                          sec. 3.10            14
            THL                                            sec.
                                                           6.2(a)               23
            THL I                                          Preamble              1
            Transactions Proposal                          sec. 6.6             26
            WARN                                           sec. 5.4             22

                     RESTATED AGREEMENT AND PLAN OF MERGER

     THIS RESTATED AGREEMENT AND PLAN OF MERGER dated November   , 1996,
effective as of the 23rd day of October, 1996 by and between THL Transaction I Corp., a Delaware corporation ("THL I"), and Syratech Corporation, a Delaware corporation (the "Company").

     WHEREAS, the respective Boards of Directors of the Company and THL I have determined that the merger of THL I with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, would be advisable and in the best interests of their respective companies and stockholders, and such Boards of Directors have approved such Merger, pursuant to which holders of shares of common stock, par value $.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time will be entitled to either the right (A) to retain, at their election and subject to the terms hereof, a portion of their Company Common Stock or (B) to receive cash, other than as set forth herein;

     WHEREAS, the Merger and this Agreement require the vote of a majority of the issued and outstanding shares of the Company Common Stock for the approval thereof (the "Company Stockholder Approval");

     WHEREAS, THL I and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

     WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes;

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), THL I shall be merged with and into the Company at the Effective Time. Upon the Effective Time, the separate existence of THL I shall cease, and the Company shall continue as the surviving corporation and shall continue under the name "Syratech Corporation."

     1.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section
8.1 and subject to the satisfaction or waiver of the conditions set forth in
Article VII, the closing of the Merger (the "Closing") will take place at 10:00 a.m. not later than the sixth business day after satisfaction or waiver of the conditions set forth in Article VII (the "Closing Date"), at the offices of Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, Massachusetts, unless another date, time or place is agreed to in writing by the parties hereto.

     1.3 Effective Time. On the Closing Date, the parties shall file a certificate of merger and other appropriate documents (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as is specified in the Certificate of Merger in accordance with the DGCL and as THL I and the Company shall agree should be specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

     1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL.

     1.5 Certificate of Incorporation; By-Laws. (a) The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended so as to read in its entirety in the form set forth as Exhibit A hereto, and, as so amended, until thereafter further amended as provided therein and under the DGCL, it shall be the Certificate of Incorporation of the Company following the Merger.

     (b) The By-laws of the Company as in effect at the Effective Time shall be the By-laws of the Company following the Merger until thereafter changed or amended as provided therein or by applicable law.

     1.6 Directors. Those persons listed on Schedule 1.6 hereto shall be the directors of the Company following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     1.7 Officers. The officers of the Company at the Effective Time shall be the officers of the Company following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS

     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of THL I:

          (a) Common Stock of THL I. The shares of common stock of THL I issued and outstanding immediately prior to the Effective Time, shall be converted into such aggregate number of shares of Company Common Stock as equals 3,191,850 less the number of shares of Company Common Stock retained, consistent with Section 2.1(c), by members of Management of the Company other than Leonard Florence ("Management Rollover Shares"). A person shall be deemed a member of "Management" if listed as an executive officer in the Company's 1996 Proxy Statement.

          (b) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned by the Company or by any wholly owned subsidiary of the Company shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Conversion (or Retention) of Company Common Stock. Except as otherwise provided herein and subject to Section 2.5, each issued and outstanding share of Company Common Stock shall:

             (i) subject to Sections 2.2(a) and 2.3, for each share of Company Common Stock with respect to which an election to retain Company Common Stock has been effectively made and not revoked or lost (all such shares other than the Management Rollover Shares are sometimes referred to herein as the "Electing Shares"), be entitled to retain one fully paid and nonassessable share of Company Common Stock (a "Non-Cash Election Share");

             (ii) for 714,400 shares of Company Common Stock held by Mr. Leonard Florence, be entitled to retain the same number of fully paid and nonassessable shares of Company Common Stock ("Florence Rollover Shares"), and for each other share of Company Common Stock held by Mr. Leonard Florence, the right to receive in cash from the Company following the Merger the Cash Price; and

             (iii) for each share of Company Common Stock (other than Dissenting Shares, Florence Rollover Shares, Management Rollover Shares and Electing Shares which become the right to Non-Cash Election Shares), the right to receive in cash from the Company following the Merger an amount equal to $32.00 (the "Cash Price").

             The consideration set forth in paragraphs (i), (ii) and (iii) above is collectively referred to as the "Merger Consideration."

          (d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time held by a holder who has the right to demand payment for and an appraisal of such shares in accordance with
     Section 262 of the DGCL (or any successor provision) ("Dissenting Shares") shall not be converted into the right to receive Merger Consideration unless such holder fails to perfect or otherwise withdraws, forfeits or loses such holder's right to such payment or appraisal, if any. If, after the Effective Time, such holder fails to perfect or withdraws, forfeits or loses any such right to appraisal, each share of such holder shall be treated as a share that had been converted as of the Effective Time into the right to receive Merger Consideration in accordance with this
     Section 2.1. The Company shall give prompt notice to THL I of any demands received by the Company for appraisal of shares of Company Common Stock, and THL I shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of THL I, which consent shall not be unreasonably withheld, make any payment with respect to, or settle or offer to settle, any such demands.

          (e) Cancellation and Retirement of Company Common Stock. As of the Effective Time, all shares of Company Common Stock (other than Florence Rollover Shares and shares referred to in Sections 2.1(c)(i) and 2.1(d)) issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing any such shares of Company Common Stock shall, to the extent such Certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration applicable thereto, upon surrender of such Certificate in accordance with Section 2.5.

     2.2 Company Common Stock Elections. (a) Each person who, on or prior to the Election Date referred to in Section 2.2(c) below, is a record holder of shares of Company Common Stock (other than members of Management) will be entitled, with respect to up to 35% and in the case of each Management Stockholder (other than Leonard Florence) to 25% of such holder's shares, to make an unconditional election (a "Non-Cash Election") on or prior to such Election Date to retain Non-Cash Election Shares, on the basis hereinafter set forth.

     (b) Prior to the mailing of the Proxy Statement, the Company shall appoint a banker or trust company reasonably acceptable to THL I to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration and payments in respect of Company Stock Options as contemplated by Section 2.4.

     (c) Subject to any required clearance by the SEC, the Company shall prepare and mail a form of election (the "Form of Election"), which form shall be subject to the reasonable approval of THL I, with the Proxy Statement to the record holders of Company Common Stock as of the record date for the Stockholders Meeting, which Form of Election shall be used by each record holder of shares of Company Common Stock who wishes to elect to retain Non-Cash Election Shares for shares of Company Common Stock held, subject to the provisions of Section 2.3 hereof, by such holder. The Company will use its best efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Company Common Stock during the period between such record date and the Election Date referred to below. Any such holder's election to retain Non-Cash Election Shares shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day (the "Election Date") next preceding the date of the Stockholders Meeting, a Form of Election properly completed and signed and accompanied by Certificates for the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealer, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within five NYSE trading days after the date of execution of such guarantee of delivery).

     (d) Any Form of Election may be revoked by the stockholder submitting it to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time on the Election Date or (ii) after the date of the Proxy Statement, if (and to the extent that) the Exchange Agent is legally required to permit revocations and the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by THL I and the Company that the Merger has been abandoned. If a Form of Election is revoked, the Certificate or Certificates (or guarantees of delivery, as appropriate) for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

     (e) The determination of the Exchange Agent shall be binding whether or not elections to retain Non-Cash Election Shares have been properly made or revoked pursuant to this Section 2.2 with respect to shares of Company Common Stock and when elections and revocations were received by it. If the Exchange Agent determines that any election to retain Non-Cash Election Shares was not properly made with respect to shares of Company Common Stock, such shares shall be treated by the Exchange Agent as shares which were not Non-Cash Election Shares at the Effective Time, and such shares shall be exchanged in the Merger for cash pursuant to Section 2.1(c)(iii). The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.3, and any such computation shall be conclusive and binding on the holders of shares of Company Common Stock. The Exchange Agent may, with the mutual agreement of THL I and the Company, make such rules as are consistent with this
Section 2.2 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

     2.3 Proration.

     (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of shares of Company Common Stock (other than Florence Rollover Shares and Management Rollover Shares) to be converted into the right to retain Company Common Stock at the Effective Time shall not exceed 781,250.

     (b) If the number of Electing Shares exceeds 781,250, then each Electing Share shall be converted into the right to retain Non-Cash Election Shares or receive cash in accordance with the terms of Section 2.1(e) in the following manner:

          (i) A proration factor (the "Non-Cash Proration Factor") shall be determined by dividing 781,250 by the total number of Electing Shares.

          (ii) The number of Electing Shares covered by each Non-Cash Election to be converted into the right to retain Non-Cash Election Shares shall be determined by multiplying the Non-Cash Proration Factor by the total number of Electing Shares covered by such Non-Cash Election, rounded down to the nearest whole number.

          (iii) All Electing Shares, other than those shares converted into the right to receive Non-Cash Election Shares in accordance with Section 2.3(b)(ii), shall be converted into cash (on a consistent basis among shareholders who made the election referred to in Section 2.1(c)(i), pro rata to the number of shares as to which they made such election) as if such shares were not Electing Shares in accordance with the terms of
     Section 2.1(c)(iii).

     (c) If the number of Electing Shares is less than 781,250, then all Electing Shares shall be converted into the right to retain Company Common Stock in accordance with the terms of Section 2.1(c)(i).

     2.4 Stock Plans. (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, the Compensation and Stock Option Committee of the Board of Directors, which administers the 86/93 Stock Plans and the 95 Stock Plan (each as defined below)) shall adopt such resolutions or take such other actions as may be required to effect the following:

          (i) deliver written notice at least 30 days prior to the Effective Time to each holder of an employee stock option to purchase shares of Company Common Stock granted under the 1986 Key Employees' Stock Option Plan and the 1993 Key Employee's Stock Option Plan (collectively, the "86/93 Stock Plans" and the options issued thereunder the "86/93 Options"), to the effect that at the Effective Time each 86/93 Option that shall remain unexercised and outstanding immediately prior to the Effective Time shall (x) become fully vested as a consequence of the Merger and (y) be terminated and canceled in exchange for a payment from the Company (subject to applicable withholding taxes) immediately following the Effective Time equal to the product of (1) the total number of shares of Company Common Stock subject to the 86/93 Option times (2) the excess, if any, of the Cash Price over the exercise price per share of Company Common Stock subject to such 86/93 Option;

          (ii) deliver written notice at least 30 days prior to the Effective Time to each holder of an employee stock option to purchase shares of Company Common Stock granted under the 1995 Key Employees' Stock Option Plan (the "95 Stock Plan" and the options issued thereunder the "95 Options"), to the effect that, at the Effective Time each 95 Option, whether or not then vested and exercisable, that shall remain unexercised and outstanding immediately prior to the Effective Time shall be terminated and cancelled without consideration, unless the holder of such 95 Stock Option consents in writing to the amendment of such 95 Option to provide the holder thereof with the right, and only the right, to receive in lieu of the existing right to receive shares of Company Common Stock upon exercise and tending of the exercise price under such 95 Option, a conditional deferred payment from the Company (subject to applicable withholding taxes) (the "Conditional Deferred Payment") equal to the product of (1) the total number of shares of Company Common Stock subject to such 95 Option times
     (2) the excess, if any, of the Cash Price over the exercise price per share of the Company Common Stock subject to such 95 Option, which Conditional Deferred payment shall be paid to such holder in equal installments on each remaining vesting date of such 95 Option, subject to and conditioned upon, such 95 Option holder's continued employment with the Company on such vesting dates.

          (iii) prior to the Effective Time, make any adjustments to the terms of the 86/93 Options and 95 Options that may be necessary to effect the transactions contemplated in Sections 2.4(i) and 2.4(ii) above; and

          (iv) except as provided herein or otherwise agreed to by the parties, cause the 86/93 Stock Plans and 95 Stock Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary to terminate as of the Effective Time.

     (b) The Company hereby represents and warrants that upon taking of the actions specified above, immediately following the Effective Time, no holder of a Company Stock Option nor any participant in any Stock Plan shall have the right thereunder to acquire equity securities of the Company after the Merger.

     2.5 Exchange of Certificates.

     (a) Exchange Agent. As soon as reasonably practicable as of or after the Effective Time, the Company shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock and holders of Company Stock Options, for exchange in accordance with this Article II, the cash portion of the Merger Consideration, an amount of cash sufficient to satisfy obligations to holders of Company Stock Options as contemplated by Section 2.4 and certificates for shares of Company Common Stock sufficient to satisfy obligations as contemplated by Section 2.1.

     (b) Exchange Procedures. (i) Promptly after the Effective Time, the Exchange Agent shall mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates") or of an outstanding Company Stock Option, a letter of transmittal and instructions for use in effecting the surrender of the Certificates or of outstanding Company Stock Options for payment therefor (or such other documents as may reasonably be required in connection with such surrender) in substantially the form to be agreed by THL I and the Company prior thereto. Thereafter, each holder of an outstanding Certificate or Certificates or Company Stock Option shall, upon surrender to the Exchange Agent of such Certificate or Certificates or Company Stock Option and acceptance thereof by the Exchange Agent, be entitled to receive the amount of cash and/or other Merger consideration into which such Certificate or Certificates or outstanding Company Stock Option surrendered shall have been converted pursuant to this Agreement.

     (ii) Intentionally Omitted.

     (iii) After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of Certificates, and if Certificates are presented to the Company for transfer, they shall be canceled against delivery of cash or a certificate or certificates representing Florence Rollover Shares, Management Rollover Shares or Non-Cash Electing Shares, as applicable. If cash or a certificate or certificates, as applicable, is to be remitted to a name other than that in which the Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Company or its transfer agent any transfer or other taxes required or establish to the satisfaction of the Company or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this
Section 2.5(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration applicable thereto as contemplated by Section 2.1. No interest will be paid or will accrue on any cash payable as Merger Consideration.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the surrender of such Certificate in accordance with this
Article II. Following surrender of any such Certificate, there shall be paid to the holder of the Certificate the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to shares of Company Common Stock.

     (d) No Further Ownership Rights. All cash paid upon the surrender for exchange of Certificates or Company Stock Options in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares.

     (e) Termination of Exchange Fund. Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 2.5 (the "Exchange Fund") which remains undistributed to the holders of the Certificates or Company Stock Options for twelve months after the Effective Time shall be delivered to the Company, upon demand, and any holders of shares of Company Common Stock or of Company Stock Options prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to the Company and only as general creditors thereof for payment of their claim for the Merger Consideration and/or cash, if any, to which such holders may be entitled.

     (f) No Liability. None of THL I, the Company or the Exchange Agent shall be liable to any person in respect of any consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates or Company Stock Options shall not have been surrendered prior to the later of (i) one year after the Effective Time and (ii) immediately prior to such date on which any cash, if any, in respect of such Certificate or Company Stock Options would otherwise escheat to or become the property of any Governmental Entity, any such cash, dividends or distributions in respect of such Certificate or Company Stock Options shall, to the extent permitted by applicable law, become the property of the Company, free and clear of all claims or interest of any person previously entitled thereto.

     (g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to THL I as follows (subject to such exceptions as may be disclosed in the SEC Documents or the Disclosure Schedule delivered to THL I by the Company within five (5) business days of the date hereof in form and substance reasonably acceptable to THL I (the "Disclosure Schedule")):

     3.1 Organization, Standing and Corporate Power. Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect with respect to the Company. The Company has delivered to THL I complete and correct copies of the certificate of incorporation and by-laws of the Company, as amended to the date of this Agreement.

     3.2 Subsidiaries. The only direct or indirect subsidiaries of the Company (other than subsidiaries of the Company that would not constitute in the aggregate a "Significant Subsidiary" within the meaning of Rule 1.02 of Regulation S-X of the Securities and Exchange Commission (the "SEC")) are those listed in Section 3.2 of the Disclosure Schedule (the "Subsidiaries"). All the outstanding shares of capital stock of each such wholly owned Subsidiary have been validly issued and are fully paid and nonassessable and are owned (of record and beneficially) by the Company, by another wholly owned Subsidiary of the Company or by the Company and another such wholly owned Subsidiary, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the ownership interests set forth in Section 3.2 of the Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, business association, joint venture or other entity material with respect to the Company.

     3.3 Capital Structure. The authorized capital stock of the Company consists of (i) 20,000,000 shares of Company Common Stock, par value $.01 per share, and (ii) 500,000 shares of preferred stock. Subject to any Permitted Changes there are, as of September 30, 1996: (i) 8,676,631 shares of Company Common Stock issued and outstanding; (ii) 218 shares of Company Common Stock held in the treasury of the Company; (iii) 606,000 shares of Company Common Stock reserved for issuance upon exercise of authorized but unissued Company Stock Options pursuant to the Stock Plans; (iv) 348,100 shares of Company Common Stock issuable upon exercise of outstanding Company Stock Options and (v) shares of preferred stock reserved for issuance in connection with the Rights Agreement. Section 3.3 of the Disclosure Schedule sets forth the exercise price for the outstanding Company Stock Options. Except as set forth above, as of September 30, 1996, no shares of capital stock or other equity securities of the Company are issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Stock Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness or other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Other than with respect to indebtedness disclosed in the most recent balance sheet of the Company included in the SEC Documents, no indebtedness for borrowed money of the Company or its subsidiaries contains any restriction upon the incurrence of indebtedness for borrowed money by the Company or any of its subsidiaries or restricts the ability of the Company or any of its subsidiaries to grant any Liens on its properties or assets. Other than the Company Stock Options and other than as disclosed in Section 3.3 of the Disclosure Schedule, (i) there are no outstanding contractual obligations, commitments, understandings or arrangements of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock of the Company or any of its subsidiaries and (ii) to the knowledge of the Company, there are no irrevocable proxies with respect to shares of capital stock of the Company or any subsidiary of the Company. Section 3.3 of the Disclosure Schedule sets forth the record and, to the knowledge of the Company, beneficial ownership of, and voting power in respect of, the capital stock of the Company held by the Company's directors, officers and stockholders owning five percent or more of the Company's outstanding common stock. Except as set forth above, there are no agreements or arrangements pursuant to which the Company is or could be required to register shares of Company Common Stock or other securities under the Securities Act of 1933, as amended (the "Securities Act"), or other agreements or arrangements with or among any security holders of the Company with respect to securities of the Company.

     3.4 Authority; Noncontravention. The Company has the requisite corporate and other power and authority to enter into this Agreement and, subject to the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (1) any bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, (2) general equity principles, (3) the law of fraudulent conveyance, (4) public policy, (5) applicable law relating to fiduciary duties and (6) judicial imposition of any implied covenant of good faith and fair dealing. Except as disclosed in Section 3.4 of the Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, (i) the Certificate of Incorporation, as amended, or By-laws, as amended, of the Company or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, note purchase agreement, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (i), (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Liens that individually or in the aggregate would not have a Material Adverse Effect with respect to the Company or would not prevent, hinder or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement if not cured or waived by the Closing Date. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) the filing of a pre-merger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing with the SEC of (x) a proxy statement relating to the Company Stockholder Approval (such proxy statement as amended or supplemented from time to time, the "Proxy Statement"),
(y) the registration statement on Form S-4 to be filed with the SEC by the Company in connection with the retention of Company Common Stock of the Company in the Merger pursuant to Article II (the "Form S-4") and (z) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as are set forth in Schedule 3.4 of the Disclosure Schedule.

     3.5 SEC Documents; Undisclosed Liabilities. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since December 16, 1992 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by references therein, and as amended, the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents (including any and all financial statements included therein) as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in all SEC Documents filed since January 1, 1996 (the "SEC Financial Statements") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited

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

consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved, except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). Except as set forth in the SEC Documents and except as disclosed in Section 3.5 of the Disclosure Schedule, at the date of the most recent audited financial statements of the Company included in the SEC Documents, neither the Company nor any of its subsidiaries had, and since such date neither the Company nor any of such subsidiaries has incurred, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would be required to be disclosed in a balance sheet prepared in accordance with generally accepted accounted principles and would reasonably be expected to have a Material Adverse Effect with respect to the Company except liabilities incurred in the ordinary and usual course of business and consistent with past practice and liabilities incurred in connection with the transactions contemplated by this Agreement.

     3.6 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representations or warranty is made by the Company with respect to information supplied by THL I or any affiliate of THL I for inclusion in the Proxy Statement. The Form S-4 will, as of its effective date, and the prospectus contained therein will, as of its date, comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

     3.7 Absence of Certain Changes or Events. Except as disclosed in the SEC Documents, since the date of the most recent financial statements included in such SEC Documents, the Company has conducted its business only in the ordinary course consistent with past practice, and there is not and has not been: (i) any Material Adverse Change with respect to the Company; (ii) any condition, event or occurrence which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or give rise to a Material Adverse Change with respect to the Company; (iii) any event which, if it had taken place following the execution of this Agreement, would not have been permitted by
Section 5.1 without the prior consent of THL I; or (iv) any condition, event or occurrence which would reasonably be expected to prevent, hinder or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

     3.8 Litigation; Labor Matters: Compliance with Laws. (a) Except as disclosed in Section 3.8 of the Disclosure Schedule or in the SEC Documents, there is (i) no suit, action or proceeding or investigation pending and, (ii) to the knowledge of the Company, no suit, action or proceeding or investigation threatened against or affecting the Company or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Company or prevent, hinder or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement nor is there any judgment, decree, injunction, rule or order or any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries having, or which in the future could have, any such effect.

     (b) Except as disclosed in Section 3.8 of the Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; (ii) there is no strike, work stoppage or other labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened; and (iii) the Company is not liable for any severance pay or other payments to any employee or former employee arising from the termination of employment under any benefit or severance policy, practice, agreement, plan, or program of the

Company, nor will the Company have any liability which exists or arises, or may be deemed to exist or arise, under any applicable law or otherwise, as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company of any persons employed by the Company or any of its subsidiaries on or prior to the Effective Time.

     (c) The conduct of the business of each of the Company and each of its subsidiaries complies with all statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or arbitration awards applicable thereto, except for violations or failures so to comply, if any, that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company.

     3.9 Employee Benefit Plans.

     (a) General. Except as listed on Section 3.9 of the Disclosure Schedule, neither the Company nor any of its "ERISA Affiliates" (as defined in the Internal Revenue Code of 1986, as amended) is a party to, participates in, contributes to or has any liability or contingent liability with respect to:

          (i) any "employee welfare benefit plan" or "employee pension benefit plan" as those terms are respectively defined in sections 3(1) and 3(2) of ERISA, or

          (ii) any retirement or deferred compensation plan, incentive compensation plan, stock plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, medical insurance or hospitalization program or any other fringe benefit arrangements for any current or former employee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an "employee benefit plan" (as defined in section 3(3) of ERISA).

     (b) Plan Documents and Reports. A true and correct copy of each of the plans, arrangements, and agreements listed on Section 3.9 of the Disclosure Schedule, (referred to collectively hereinafter in this Agreement as the "Employee Benefit Plans"), each as in effect on the date hereof, has been supplied or made available to THL I. A true and correct copy of the most recent annual report, summary plan description, and Internal Revenue Service determination letter with respect to each Employee Benefit Plan, to the extent applicable, has been supplied or made available to THL I, and there has been no material changes in the financial condition in the respective plan from that stated in the annual reports supplied.

     (c) Compliance With Laws; Liabilities.  As to all Employee Benefit Plans:

          (i) All Employee Benefit Plans that are employee pension benefit plan (as defined in section 3(2) of ERISA) comply in form and in operation with all applicable requirements of section 401(a) and 501(a) of the Code; there have been no amendments to such plans which are not the subject of a determination letter issued with respect thereto by the Internal Revenue Service or for which application for such letter has not been, or will not be, timely filed with the Internal Revenue Service; and no event has occurred which would likely give rise to disqualification of any such plan under such sections or to a tax under section 511 of the Code.

          (ii) There have been no non-exempt "prohibited transactions" (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Employee Benefit Plan for which the Company or any of its Subsidiaries may be liable.

          (iii) None of the payments contemplated by the Employee Benefit Plans would, in the aggregate, constitute non-deductible excess parachute payments as defined in section 280G of the Code.

          (iv) No Employee Benefit plan is subject to Title IV of ERISA and no plan is a multiemployer plan (as defined in Section 3(37) of ERISA).

          (v) Each Employee Benefit Plan which constitutes a "group health plan" (as defined in section 607(1) of ERISA of section 4980(g)(2) of the Code), including any plans of current and former Affiliates which must be taken into account under sections 4980B and 414(t) of the Code or section 601 of ERISA, has been operated in material compliance with applicable la, including coverage requirements of section 4980B of the Code and section 601 of ERISA to the extent such requirements are applicable.

          (vi) Except as reflected in the SEC Financial Statements, neither the Company nor any ERISA Affiliate has any liability or contingent liability for providing, under any Employee Benefit Plan or otherwise, any post-retirement medical or life insurance benefits, other than Statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and section 4980B of the Code.

          (vii) Accruals in an amount determined by the Seller's actuaries for all obligations under the Employee Benefit Plans, arrangements and agreements are reflected in the SEC Financial Statements.

          (viii) Except as set forth on Section 3.9 of the Disclosure Schedule, there has been no act or omission that would impair the ability of the Company (or any successor thereto) unilaterally to amend or terminate any Employee Benefit Plan.

     3.10 Tax Returns and Tax Payments. Except as disclosed in Section 3.10 of the Disclosure Schedule, the Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any of its subsidiaries is or has been a member (a "Consolidated Group") (i) has timely filed all Tax Returns required to be filed by it on or before the date hereof, other than any filings which the failure to make in a timely manner would not have a Material Adverse Effect on the Company and (ii) has paid all Taxes shown thereon to be due and has provided adequate reserves in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. To the knowledge of Company, all such Tax Returns are correct and complete in all materials respects. As used herein, "Taxes" shall mean all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, back-up withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Tax Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

     3.11 Intentionally Omitted.

     3.12 Material Contracts. The Company has provided or made available to THL I (i) true and complete copies of all written contracts, agreements (including, but not limited to, distribution agreements and licensing agreements), commitments, arrangements, leases (including with respect to personal property), policies and other instruments to which it or any of its Subsidiaries is a party or by which it or any such Subsidiary is bound which (A) require payments to be made in excess of $250,000 per year for goods and/or services, or (B) do not by their terms expire and are not subject to termination within six months from the date of the execution and delivery thereof and require payments to be made in excess of $250,000 ("Material Contracts"), or (ii) with respect to such Material Contracts that have not been reduced to writing, a written description thereof, each of which is listed on Section 3.12 of the Disclosure Schedule. Neither the Company nor any of its Subsidiaries is, or has received any notice or has any knowledge that any other party is, in default in any respect under any such Material Contract, except for those defaults which would not reasonably be likely either individually or in the aggregate, to have a Material Adverse Effect with respect to the Company; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a material default.

     3.13 Brokers. No broker, investment banker, financial advisor or other person, other than Merrill Lynch & Co., the fees and expenses of which will be paid by the Company (pursuant to a fee agreement, a copy of which has been provided to THL I), is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

     3.14 Opinion of Financial Advisor. The Company has received the opinion of Merrill Lynch & Co., as of October 22, 1996, to the effect that the consideration to be received in the Merger by the Company's stockholders (other than as contemplated by Sections 2.1(b), 2.1(c)(ii) and 2.1(d)) is fair to the holders of the Company Common Stock from a financial point of view.

     3.15 Board Recommendation. The Board of Directors of the Company, at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated hereby, taken together, are advisable and in the best interests of the Company and its stockholders, and (b) subject to the other provisions hereof, resolved to recommend that the holders of the shares of Company Common Stock approve this Agreement and the transactions contemplated hereby, including the Merger.

     3.16 Required Company Vote. The Company Stockholder Approval, being the affirmative vote of a majority of the shares of the Company Common Stock, is the only vote of the holders of any class or series of the Company's securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

     3.17 State Takeover Statutes. The Board of Directors has taken such action so that no state takeover statute or similar statute or regulation of the State of Delaware (and, to the knowledge of the Company after due inquiry, of any other state or jurisdiction) applies to this Agreement, the Merger, or any of the other transactions contemplated hereby. Except as set forth in Section 3.17 of the Disclosure Schedule, neither the Company nor any of its subsidiaries has any rights plan, preferred stock or similar arrangement which have any of the aforementioned consequences in respect of the transactions contemplated hereby.

     3.18 Intellectual Property. The Company and its subsidiaries own or possess adequate licenses or other rights to use, all patents, trademarks, trade names, service marks, copyrights, licenses and product licenses or registrations (including applications for any of the foregoing), as are used or useful in connection with its business the lack of which would reasonably be expected to have a Material Adverse Effect with respect to the Company; and none of the Company or any of its subsidiaries has (i) received any written notice asserting that its patents, trademarks, trade names, service marks, copyrights, or licenses violate the rights of others, (ii) any knowledge of any conflict with the proprietary intellectual property rights of any of the Company or its subsidiary therein or (iii) any knowledge of any conflict by the Company or its subsidiary with the rights of others therein which, in the case of any of the items described in clause (i), (ii) or (iii) would have a Material Adverse Effect with respect to the Company.

     3.19 Related Party Transactions. Except as set forth in Section 3.19 of the Disclosure Schedule hereto, no director, officer, partner, employee, "affiliate" or "associate" (as such terms are defined in Rule 12b-2 under the Exchange Act) or the Company or any of its Subsidiaries (i) has borrowed any monies from or has outstanding any indebtedness or other similar obligations to the Company or any of its Subsidiaries; (ii) owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (1) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries, (2) engaged in a business related to the business of the Company or any of its Subsidiaries, (3) participating in any transaction to which the Company or any of its Subsidiaries is a party or (iii) is otherwise a party to any contract, arrangement or understanding with the Company or any of its Subsidiaries.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF THL I

     THL I hereby represents and warrants to the Company as follows:

     4.1 Organization, Standing and Corporate Power. THL I is a corporation duly organized, validly incorporated and in good standing in the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. THL I is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary. THL I has delivered to the Company complete and correct copies of its certificate of incorporation (or other organizational documents) and by-laws.

     4.2 Subsidiaries.  THL I has no direct or indirect subsidiaries.

     4.3 Capital Structure. The authorized capital stock of THL I consists solely of shares of common stock, par value $.01 per share, all of which have been validly issued, are fully paid and nonassessable. The commitment letters attached hereto as Schedule 7.2(e) contemplate that the Company will issue warrants to acquire, for nominal consideration, 6% of the fully diluted equity of the Company following the Merger upon the terms and to the parties set forth therein. Other than the common stock and the warrant contemplated by the previous sentence, there are no outstanding securities, rights or other agreements with respect to the capital stock of THL I.

     4.4 Authority; Noncontravention. THL I has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by THL I and the consummation by THL I of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of THL I. This Agreement has been duly executed and delivered by and constitutes a valid and binding obligation of THL I, enforceable against THL I in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligations or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of THL I under, (i) the certificate of incorporation or by-laws of THL I, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to THL I or its properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to THL I or its properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Liens that individually or in the aggregate could not have a material adverse effect with respect to THL I or could not prevent, hinder or materially delay the ability of THL I to consummate the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to THL I in connection with the execution and delivery of this Agreement by THL I or the consummation by THL I of any of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form under the HSR Act, (ii) the filing with the SEC of (y) the Proxy Statement and the Form S-4 and (z) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as may be required under the "takeover" or "blue sky" laws of various states.

     4.5 Brokers. No broker, investment banker, financial advisor or other person, other than Morgan Stanley & Co. the fees and expenses of which will be paid by THL I, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of THL I to its affiliates.

     4.6 Financing. Schedule 7.2(e) attached hereto sets forth true and complete copies of written documentation from third parties which provides for financing in amounts sufficient to consummate the transactions contemplated hereby as contemplated by Section 7.2(e). The terms and conditions of such documentation are satisfactory to THL I.

     4.7 Information Supplied. None of the information supplied or to be supplied by THL I or its affiliates for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholders

Meeting, contain any untrue statement or a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     4.8 Management Participation. Schedule 4.8 hereto sets forth a true and complete summary of all written arrangements, agreements and understandings regarding the interests of and the terms of the participation of Management in the transactions contemplated hereby including, without limitation, with respect to the voting of shares of Company Common Stock beneficially owned by Management and the economic benefits which may inure to Management as a result of the transactions contemplated hereby. Except as set forth in Schedule 4.8, there is no material arrangement, agreement or understanding regarding such interests or participation.

                                   ARTICLE V

           COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER

     5.1 Conduct of Business of the Company. Except as set forth in the Disclosure Schedule, during the period from the date of this Agreement to the Effective Time (except as otherwise specifically required by the terms of this Agreement), the Company shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the usual, regular and ordinary course of business consistent with past practice and use its and their respective reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, except as set forth in the Disclosure Schedule or otherwise contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, without the prior consent of THL I, which shall not be unreasonably withheld:

          (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent;

          (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (except pursuant to the Company's Rights Agreement);

          (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for the acquisition of shares of Company Common Stock from holders of Company Stock Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Stock Options outstanding on the date of this Agreement (except pursuant to the Company's Rights Agreement);

          (d) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock (except pursuant to the Company's Rights Agreement) or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) (other than the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with their represent terms (such issuances, together with the acquisitions of shares of Company Common Stock permitted under clause (c) above, being referred to herein as "Permitted Changes");

          (e) in the case of the Company, amend its articles of organization, by-laws or other comparable charter or organizational documents;

          (f) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof material to the Company.

          (g) other than as specifically permitted by Section 5.1 of the Disclosure Schedule, sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets other than any such properties or assets the value of which do not exceed $500,000 individually and $4,000,000 in the aggregate, except for
     (i) transactions in the ordinary course of business consistent with past practice, (ii) sales of inventory and entering into leases for showrooms and (iii) sales or dispositions of buildings no longer usable by the Company in its operations;

          (h) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company of any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice;

          (i) make any material loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company;

          (j) acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, or make or agree to make any capital expenditures except capital expenditures which, individually or in the aggregate, do not exceed the amount budgeted therefor in the Company's annual capital expenditures budget for 1996 and 1997 previously provided to THL I;

          (k) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction, (a) of liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof or (b) claims settled or compromised to the extent permitted by Section 5.1(o), or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

          (l) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

          (m) enter into any new collective bargaining agreement or any successor collective bargaining agreement to any collective bargaining agreement disclosed in Section 3.8(b) of the Disclosure Schedule except in the ordinary course of business;

          (n) change any material accounting principle used by it;

          (o) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises of litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise is not material to the Company; or

          (p) authorize any of, or commit or agree to take any of, the foregoing actions.

     5.2 Changes in Employment Arrangements. Neither the Company nor any of its subsidiaries shall adopt or amend (except as may be required by law) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement (including any Company Plan) for the benefit or welfare of any employee, director or former director or employee, other than increases for individuals other than officers and directors) in the ordinary course of business consistent with past practice or increase the compensation or fringe benefits of any director, employee or former director or employee or pay any benefit not required by any existing plan, arrangement or agreement.

     5.3 Severance. Neither the Company nor any of its subsidiaries shall grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date hereof.

     5.4 WARN. Neither the Company nor any of its subsidiaries shall effectuate a "plant closing" or "mass layoff", as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 ("WARN"), affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any subsidiary, without notifying THL I or its affiliates in advance and without complying with the notice requirements and other provisions of WARN.

     5.5 Tax Elections. Except in the ordinary course of business and consistent with past practice, neither the Company nor any of its subsidiaries shall make any tax election or settle or compromise any material federal, state, local or foreign Tax liability.

     5.6 Redemption of Rights. Within ten (10) calendar days of the date of this Agreement, the Company shall have redeemed all rights under, or otherwise terminated without adverse consequences to the Company, THL I or the consummation or the transactions contemplated hereby, the Rights Agreement between the Company and State Street Bank and Trust Company, dated as of October 26, 1992, as amended to date (the "Rights Agreement").

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1 Preparation of Form S-4 and Proxy Statement; Stockholder Meeting.

     (a) Promptly following the date of this Agreement, with the cooperation of THL I, the Company shall prepare the Proxy Statement, and the Company shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included. The Company shall use its best efforts as promptly as practicable to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use its best efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall also take all reasonable action required to be taken under any applicable state securities laws in connection with the registration and qualification in connection with the Merger of Company Common Stock following the Merger. The information provided and to be provided by THL I, and the Company, respectively, for use in the Form S-4 shall, at the time the Form S-4 becomes effective and on the date of the Stockholders Meeting referred to below, be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not misleading, and the Company and THL I each agree to correct any information provided by it for use in the Form S-4 which shall have become false or misleading.

     (b) The Company will immediately notify THL I and its affiliates of (i) the effectiveness of the Form S-4, (ii) the receipt of any comments from the SEC regarding the S-4 and (iii) any request by the SEC for any amendment to the Form S-4 or for additional information. THL I shall be given a reasonable opportunity to review and comment on all filings with the SEC, including the Form S-4 and any amendments thereto, and all mailings to the Company's stockholders in connection with the Merger, including the Proxy Statement, prior to the filing or mailing thereof, and the Company shall use its best efforts to reflect all such reasonable comments.

     (c) The Company will, as promptly as practicable following the date of this Agreement and in consultation with THL I, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders Meeting") for the purpose of approving this Agreement and the transactions contemplated by this Agreement. The Company will, through its Board of Directors, recommend to its stockholders approval of the foregoing matters, as set forth in Section 3.15; provided, however, that the obligations contained herein shall be subject to the provisions of Section 6.6 of this Agreement. Subject to the foregoing, such recommendation, together with a copy of the opinion referred to in Section 3.14, shall be included in the Proxy

Statement. The Company will use its best efforts to hold such meeting as soon as practicable after the date hereof.

     (d) The Company will cause its transfer agent to make stock transfer records relating to the Company available to the extent reasonably necessary to effectuate the intent of this Agreement.

     6.2 Access to Information; Confidentiality.

     (a) The Company shall, and shall cause its subsidiaries, officers, employees, counsel, financial advisors and other representatives to, afford to THL I and its representatives and to potential financing sources reasonable access during normal business hours, in a manner initially coordinated with the chief executive officer of the Company, and thereafter coordinated with those persons designated by the chief executive officer, during the period prior to the Effective Time to its properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause its subsidiaries, officers, employees and representatives to, furnish promptly to THL I (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (ii) all other information concerning its business, properties, financial condition, operations and personnel as THL I may from time to time reasonably request. Except as required by law, each of the Company and THL I will hold, and will cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with, the provisions of the letter dated July 11, 1996, between Thomas H. Lee Company ("THL") and the Company (the "Confidentiality Agreement").

     (b) No investigation pursuant to this Section 6.2 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

     6.3 Best Efforts.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement. THL I and the Company will use their best efforts and cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any governmental authorities or third parties, including parties to loan agreements or other debt instruments, in connection with the transactions contemplated by this Agreement, including the Merger and (ii) in promptly making any such filings, in furnishing information required in connection therewith and in timely seeking to obtain any such consents, approvals, permits or authorizations.

     (b) The Company shall make, subject to the condition that the transactions contemplated herein actually occur, any undertakings (including undertakings to make divestitures, provided, in any case, that such undertakings divestitures need not themselves be effective or made until after the transactions contemplated hereby actually occur) required in order to comply with the antitrust requirements or laws of any governmental entity, including the HSR Act, in connection with the transactions contemplated by this Agreement; provided that no such divestiture or undertaking shall be made unless reasonably acceptable to THL I.

     (c) The Company shall cooperate with any reasonable requests of THL I or the SEC related to the recording of the Merger as a recapitalization for financial reporting purposes, including, without limitation, to assist THL I and its affiliates with any presentation to the SEC with regard go such recording and to include appropriate disclosure with regard to such recording in all filings with the SEC and all mailings to stockholders made in connection with the Merger. In furtherance of the foregoing, the Company shall provide to THL I for the prior review of THL I's advisors any description of the transactions contemplated by this Agreement which is meant to be disseminated.

     (d) Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NYSE, provided that such delisting shall not be effective until after the Effective Time. The parties also acknowledge that it is THL I's intent that the Company Common Stock following the Merger will not be quoted on NYSE, NASDAQ or listed on any national securities exchange.

     (e) The Company agrees to provide, and will cause its subsidiaries and its and their respective officers and employees to provide, all reasonable cooperation in connection with the arrangement of any financing contemplated by
Section 7.2(e), including without limitation, the execution and delivery of any commitment letters, underwriting or placement agreements, loan, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, as may be reasonably requested by THL I. The parties acknowledge that any obligations (including the payment of any fees and expenses) on behalf of the Company in connection with any commitment letters or other financings or refinancings contemplated hereby shall be subject to the occurrence of the Closing. In addition, in conjunction with the obtaining of any such financing, the Company agrees, at the request of THL I, to call for prepayment or redemption, or to prepay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company; provided that no such prepayment or redemption shall themselves actually be made or be required until at or after the Effective Time.

     (f) (i) THL I hereby agrees to use its best commercial efforts, subject to normal conditions, to arrange and consummate the financing described in Section 7.2(e) hereof in respect of the transactions contemplated by this Agreement, including, subject to normal conditions, using its best commercial efforts (A) to assist the Company in the negotiation of definitive agreements with respect thereto, (B) to satisfy all conditions applicable to THL I in such definitive agreements and (C) to negotiate such modifications to the financing described in
Section 7.2(e) as may be necessary to reflect any change in market conditions which occurs after the date of execution of this Agreement.

     (ii) Subject to the Company having received the proceeds of the financing described in Section 7.2(e) on terms satisfactory to THL I, THL I at closing will be capitalized with an equity contribution of $102,139,200 less the product of (x) $32.00 and (y) the aggregate number of shares retained by stockholders other than Leonard Florence. THL I will be under no obligation pursuant to the preceding sentence unless and until the Company receives the proceeds of the financing described in Section 7.2(e), or such other financings as may be contemplated by Section 7.2(e), on terms consistent with the commitment letters referenced in Section 7.2(e). In addition, THL I will be under no obligation under any circumstances to be capitalized with equity of more than $102,139,200. In no event shall it be required that THL I be capitalized with such amounts of equity prior to the Closing.

     6.4 Indemnification. For six years after the Effective Time, the Company shall indemnify all present and former directors or officers of the Company and its subsidiaries ("Indemnified Parties") against any liability, costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent as would have been permitted in their respective articles of organization or by-laws as in effect on the date hereof consistent with applicable law, to the extent such Costs have not been paid for by insurance and shall, in connection with defending against any action for which indemnification is available hereunder, advance such officers and directors, from time to time upon receipt of reasonable and sufficient supporting documentation, the full amount of any costs and expenses reasonably incurred by such officers or directors; provided that the advance of such advances shall be conditioned upon such officer's or director's agreement promptly to return such amounts to the Company if a court of competent jurisdiction shall ultimately determine by a final judgment not subject to appeal that indemnification of such officer or director is prohibited by applicable law. The Company will maintain for a period of not less than six years from the Effective Time, the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of this Agreement; provided that the Company shall not be required to spend as an annual premium for such D&O Insurance an amount in excess of 200% of the annual premium paid for directors' and officers' insurance in effect prior to the date of this Agreement; and provided further that the Company shall nevertheless be obligated to provide such coverage as may be obtained for such amount. The provisions of this Section are intended for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

     6.5 Public Announcements. Neither THL I, on the one hand, nor the Company, on the other hand, will issue any press release or public statement with respect to the transactions contemplated by this Agreement, including the Merger, without the other party's prior consent (which shall not be unreasonably withheld), except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with NYSE. In addition to the foregoing, THL I and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statements with respect to such transactions. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof.

     6.6 No Solicitation. From and after the date hereof until the termination of this Agreement neither the Company or any of its Subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) will directly or indirectly initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Transaction Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Transaction Proposal or agree to or endorse any Transaction Proposal or authorize or permit any of its officers, directors or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its Subsidiaries to take any such action; provided, however, that nothing contained in this Agreement shall prohibit the Board of Directors of the Company (or, if applicable, the Special Committee) from (i)furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide proposal, to acquire the Company and/or its Subsidiaries pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction if, and only to the extent that (A) the Board of Directors of the Company (or the Special Committee), after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel) determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law and (B) prior to taking such action the Company (x) provides reasonable notice to THL I to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, (ii) failing to make or withdrawing or modifying its recommendation referred to in Section 3.15 if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law or (iii) making to the Company's stockholders any recommendation and related filing with the SEC as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other legally required action (including, without limitation, the making of public disclosures as may be necessary or advisable under applicable securities laws); and provided further, however, that, in the event of an exercise of the Company's or it's Board of Director's (or the Special Committee's) rights under clause (i), (ii) or (iii) above, notwithstanding anything contained in this Agreement to the contrary, such failure shall not constitute a breach of this Agreement by the Company. For purposes of this Agreement, "Transaction Proposal" shall mean any of the following (other than the transactions between the Company and THL I) involving the Company and its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction involving 40% or more of the assets of the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 40% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 40% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     6.7 Affiliates. Prior to the Closing Date, the Company shall deliver to THL I a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each such person to deliver to THL I on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit B hereto.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     7.1 Conditions to Each Party's Obligation. The respective obligation of each party to effect the Merger is subject to the Satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained, and not more than 10% of the outstanding shares of Company Common Stock shall be Dissenting Shares.

          (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (c) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of Company Common Stock to be retained in the Merger shall have been complied with.

          (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger shall be in effect; provided, however, that the parties hereto shall use their best efforts to have any such injunction, order, restraint or prohibition vacated.

     7.2 Conditions to Obligations of THL I. The obligations of THL I to effect the Merger are further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement and those statements made on Schedule 7.2(a) hereto shall be true and correct in all material respects in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; provided, however, that, for purposes of this Section 7.2(a), such representations and warranties and statements shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties and statements to be so true and correct, individually or in the aggregate, would result in a Material Adverse Effect with respect to the Company. THL I shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect set forth in this paragraph.

          (b) Performance of Obligations of the Company. The Company shall have performed the obligations required to be performed by it under this Agreement at or prior to the Closing Date, including but not limited to its obligations pursuant to Section 5.6 hereof, except for such failures to perform as have not had or would not individually or in the aggregate, have a Material Adverse Effect with respect to the Company or materially adversely affect the ability of the Company to consummate the transactions contemplated hereby.

          (c) Consents, etc. THL I shall have received evidence, in form and substance reasonably satisfactory to it, that all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties necessary to consummate the transactions contemplated hereby shall have been obtained, unless the failure to so obtain would not have a Material Adverse Effect on the Company.

          (d) No Litigation. There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (or by any other person any suit, action or preceding which has a reasonable likelihood of success), (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from THL I or any of their affiliates any damages that are material to any such party, (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its subsidiaries of any material portion of the business or assets of the Company or any of its subsidiaries, to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries, as a result of the Merger or any of the other transaction contemplated by this Agreement or (iii) seeking to impose limitations on the ability of THL I (or any designee of THL I), to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including, without limitation, the right to vote the Company Common Stock on all matters properly presented to the stockholders of the Company.

          (e) Financing. The Company shall have received the proceeds of financing pursuant to the commitment letters set forth on Schedule 7.2(e) hereto on terms and conditions set forth therein (or on such other terms and conditions, or involving such other financing sources, as THL I and the Company shall reasonably agree and are not materially more onerous) in amounts sufficient to consummate the transactions contemplated by this Agreement, including, without limitation (i) to pay, with respect to all shares of Company Common Stock in the Merger, the cash portion of the Merger Consideration pursuant to Section 2.1(c)(ii), (ii) to refinance the outstanding indebtedness of the Company, (iii) to pay any fees and expenses in connection with the transactions contemplated by this Agreement or the financing thereof and (iv) to provide for the working capital needs of the Company following the Merger, including, without limitation, if applicable, letters of credit. The amount of proceeds to be received by the Company from senior credit financing and bond financing as contemplated by the commitment letters attached hereto on Schedule 7.2(e) shall be allocated in the sole discretion of THL I.

     (f) Affiliate Letters. THL I shall have received the agreements referred to in Section 6.7.

     7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of THL I set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of THL I, by an authorized officer of THL I to the effect set forth in this paragraph.

          (b) Performance of Obligations of THL I. THL I shall have performed the obligations required to be performed by them under this Agreement at or prior to the Closing Date (except for such failures to perform as have not had or could not reasonably be expected, either individually or in the aggregate, to have a Material adverse Effect with respect to THL I or adversely affect the ability of THL I to consummate the transactions herein contemplated or perform its obligations hereunder).

          (c) No Litigation. There shall not be pending or threatened by any party any suit, action or proceeding challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from the Company (or any of its Directors) any significant damages.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company;

          (a) by mutual written consent of THL I and the Company; or

          (b) by either THL I or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

          (c) by either THL I or the Company if the Merger shall not have been consummated on or before April 30, 1997 (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective
     Time); or

          (d) by either THL I or the Company, if any required approval of the stockholders of the Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof; or

          (e) by THL I, if the Company shall have (1) withdrawn, modified or amended in any respect adverse to THL I its approval or recommendation of this Agreement or any of the transactions contemplated herein, (2) failed to include such recommendation in the Proxy Statement mailed to the Company's stockholders, (3) recommended any Transaction Proposal from a person other than THL I or any of its affiliates or (4) resolved to do any of the foregoing; or

          (f) by either THL I or the Company, if the Company shall enter into any agreement with a third party with respect to a Transaction Proposal.

     8.2 Effect of Termination. In the event of termination of this Agreement by either the Company of THL I as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of THL I or the Company, other than the provisions of Section 3.13,
Section 4.5, the last sentence of Section 6.2(a), this Section 8.2, Section 9.2 and Section 9.7. Nothing contained in this Section shall relieve any party for any breach of the representations, warranties, covenants or agreements set forth in this Agreement.

     8.3 Amendment. This Agreement way be amended by the parties at any time before or after any required approval of matters presented in connection with the merger by the stockholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     8.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     8.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 8.3 or an extension or waiver pursuant to Section
8.4 shall, in order to be effective, be in writing and require in the case of THL I or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and all such representations and warranties will be extinguished on consummation of the Merger and neither the Company nor any officer, director or employee or shareholder shall be under any liability whatsoever with respect to any such representation or warranty after such time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     9.2 Fees and Expenses.

     (a) In addition to any other amounts which may be payable or become payable pursuant to any other paragraph of this Section 9.2, the Company shall (provided that THL I is not then in material breach of its obligations under this Agreement) promptly, but in no event later than one business day after the termination of this Agreement pursuant to Section 8.1(e) or 8.1(f) or from time to time after Closing, reimburse THL for all out-of-pocket expenses and fees, up to an aggregate amount not to exceed $2.25 million, (including, without limitation, fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to THL I and its affiliates), whether incurred prior to, on or after the date hereof, in connection with the Merger and the consummation of all transactions contemplated by this Agreement, and the financing thereof.

     (b) If any Person (other than THL I or any of its affiliates) shall have made, or proposed, communicated or disclosed in a manner which is or otherwise becomes public a Transaction Proposal and this Agreement is terminated pursuant to Section 8.1(e) or Section 8.1(f), then the Company shall, promptly, but in no event later than one business day after the termination of this Agreement, pay THL I a fee of $6.75 million in cash, which amount shall be payable in same day funds. No termination of this Agreement at a time when a fee is reasonably expected to be payable pursuant to this Section 9.2(b) following termination of this Agreement shall be effective until such fee is paid. Only one fee in the aggregate of $6.75 million shall be payable pursuant to this Section 9.2(b). No amount payable pursuant to any of the other provisions of this Section 9.2 shall reduce the amount of the fee payable pursuant to this paragraph (b).

     (c) Except as provided otherwise in paragraph (a) above, all costs and expenses incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid to the party incurring such expenses, except that the Company shall pay all costs and expenses (i) in connection with printing and mailing the Proxy Statement, as well as all SEC filing fees relating to the transactions contemplated herein and (ii) of obtaining any consents of any third party.

     9.3 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered by facsimile transmission (with electronic confirmation), personally or sent by overnight courier providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to THL I, to

       c/o Thomas H. Lee Company
       75 State Street
       Boston, MA 02109
       Attn: David V. Harkins
       Facsimile: (617) 227-3514
         with a copy to:

         Hutchins, Wheeler & Dittmar
       101 Federal Street
       Boston, MA 02110
       Attn: James Westra, Esq.
         Facsimile: (617) 951-1295

     (b) if to the Company, to

        Syratech Corporation
        175 McClellan Highway
        East Boston, Massachusetts 02128
        Attn: Leonard Florence
        Facsimile: (617) 561-0275

        with copies to:

        Faye A. Florence, Esq.
        General Counsel
        Syratech Corporation
        175 McClellan Highway
        East Boston, Massachusetts 02128
         Facsimile: (617) 568-1361

         Paul, Weiss, Rifkind, Wharton & Garrison
        1285 Avenue of the Americas
        New York, NY 10019
        Attn: James L. Purcell, Esq.
        Facsimile: (212) 373-2145

         Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019
        Attn: Barry A. Bryer, Esq.
        Facsimile: (212) 403-2000

         and

         Skadden, Arps, Slate, Meagher & Flom
        919 Third Avenue
        New York, New York 10022
        Attn: Kenneth J. Bialkin, Esq.
        Facsimile: (212) 735-2001

     9.4 Definitions.  For purposes of this Agreement:

          (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under control with, such first person;

          (b) "knowledge", with respect to the Company means the actual knowledge of the following officers and employees (as well as any of their successors) of the Company and its subsidiaries: Leonard Florence, E. Merle Randolph, Alan R. Kanter, Melvin L. Levine and, without duplication, the employees in charge of environmental, tax, labor, employee benefits and real estate matters of any of the foregoing, in each case after reasonable investigation and inquiry.

          (c) "Material Adverse Change" or "Material Adverse Effect" means, when used in connection with the Company, any change or effect that either individually or in the aggregate with all other such changes or effects is materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole and the terms "material" and "materially" shall have correlative meanings;

          (d) "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity; and

          (e) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors (or other governing body) or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first person.

     9.5 Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     9.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     9.7 Entire Agreement; No Third-Party Benefits. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all Prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement, other than Sections 6.4 and 9.2, is not intended to confer upon any Person other than the parties any rights or remedies.

     9.8 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.

     9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     9.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

     9.11 Schedules. The parties agree that any schedules referenced herein shall be delivered in form and substance reasonably acceptable to both parties within five (5) business days of the date hereof.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties below have caused this Agreement to be duly executed by persons duly authorized, all as of the date first written above.

                                          THL TRANSACTION I CORP.

                                          By: /s/ SCOTT A. SCHOEN

                                            ------------------------------------
                                          Name: Scott A. Schoen
                                          Title: President

                                          SYRATECH CORPORATION

                                          By: /s/ FAYE A. FLORENCE

                                            ------------------------------------
                                          Name: Faye A. Florence
                                          Title: Vice President and General
                                          Counsel

EXECUTED BY THE UNDERSIGNED
SOLELY FOR THE PURPOSES OF AFFIRMING HIS OBLIGATION UNDER
SECTION 2.1(c)(ii)

/s/ LEONARD FLORENCE
--------------------------------------
Leonard Florence

                                                                       EXHIBIT A

                              AMENDED AND RESTATED
                        CERTIFICATE OF INCORPORATION OF
                              SYRATECH CORPORATION

     The text of the Certificate of Incorporation of the Corporation, as restated and amended shall read in its entirety as follows:

     FIRST: The name of the Corporation is Syratech Corporation.


     SECOND: The registered office of the Corporation in the State of Delaware is located at 1013 Centre Road, in the City of Wilmington, State of Delaware, and its registered agent at such address is Corporate Services Company ("CSC").


     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

     FOURTH: The total number of shares of stock that the Corporation is authorized to issue is 20,000,000 shares of Common Stock, $0.01 par value per share and 25,000 shares of Series A Preferred Stock, $0.01 par value per share (hereinafter referred to as "Preferred Stock").

     The following is a statement of the voting powers and the designations, preferences and other special rights, and the qualifications, limitations or restrictions in respect of each class of capital stock of the Corporation.

                                A.  COMMON STOCK

     1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to, and qualified by, the rights of the holders of the Preferred Stock.

     2. Voting. The holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders (and written action in lieu of meetings). There shall be no cumulative voting.

     3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding Preferred Stock.

     4. Liquidation. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding Preferred Stock.

                              B.  PREFERRED STOCK


     1. Designation. The Series of 25,000 shares of Series A Preferred Stock, $.01 par value per share, shall be designated the "Series A Preferred Stock" and shall have the following rights, terms and privileges.



     2. Dividends. The holders of the then outstanding Series A Preferred Stock shall be entitled to receive, out of funds legally available therefor, cumulative annual dividends when and as may be declared from time to time by the Board of Directors of the Corporation, which dividends shall accrue on a daily basis (whether or not declared) from the original date of issue at an annual rate per share equal to twelve percent (12%) of the original purchase price paid per share to the Corporation of the Series A Preferred Stock, such amount to be compounded annually on each December 31 such that if the dividend is not paid for such year, the unpaid amount shall be added to the original purchase price per share of the Series A Preferred Stock solely for purposes of calculating succeeding years' dividends. If such cumulative dividends in respect of any prior or current annual dividend period shall not have been declared and paid or if there shall not have been a sum sufficient for the payment thereof set apart, the deficiency shall first be fully paid before any dividend or other distribution (other than a liquidating distribution governed by Section 3 below) shall be paid or declared and set apart with respect to any class of the Corporation's capital stock, now or hereafter outstanding.

     3.  Liquidation, Dissolution or Winding Up.

          (a) Treatment at Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution may be made with respect to the Common Stock or any other class or series of capital stock, holders of each share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to holders of the Corporation's capital stock of all classes, whether such assets are capital, surplus or capital earnings, an amount equal to the original purchase price of $1,000 per share of Series A Preferred Stock (which amount shall be subject to equitable adjustment whenever there shall occur a stock split, combination, reclassification or other similar event involving the Series A Preferred Stock) plus all accrued and unpaid dividends thereon, whether or not declared, since the date of issue up to and including the date full payment shall be tendered to the holders of the Series A Preferred Stock with respect to such liquidation, dissolution or winding up (collectively, the "Liquidation Amount").

     After such payment shall have been made in full to the holders of the Series A Preferred Stock, the holders of the Series A Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation, and the remaining assets available for distribution shall be available to be distributed among the holders of other classes of securities of the Corporation in accordance with their respective terms.

     The merger or consolidation of the Corporation with or into another corporation (other than the merger of a wholly-owned subsidiary of the Corporation into the Corporation) or the sale of all or substantially all of the assets of the Corporation shall be deemed a liquidation, dissolution or winding up of the Corporation for purposes of this Section 3 unless the holders of at least a majority of the then outstanding shares of Series A Preferred Stock elect to have such events not deemed to be a liquidation, dissolution or winding up of the Corporation by giving written notice thereof to the Corporation at least ten days before the effective date of such event.

          (b) Distributions Other Than Cash. Whenever the distribution provided for in this Section 3 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

     4. Voting Power. Except as otherwise expressly provided herein or as required by law, the holders of the shares of Series A Preferred Stock shall not vote on any corporate matters.

     5. No Reissuance of Series A Preferred Stock. No share or shares of Series A Preferred Stock acquired by the Corporation by reason of redemption, purchase or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Corporation shall be authorized to issue. The Corporation may from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.


     6. Redemption. Subject to the restrictions contained in the Company's existing debt agreements:



          (a) Optional Redemption. The Corporation may at any time redeem all but not less than all of the then outstanding Series A Preferred Stock at a redemption price in cash (the "Redemption Price") for each share of Series A Preferred Stock redeemed pursuant to this Section 6(a) equal to the original purchase price of $1,000 per share of Series A Preferred Stock (which amount shall be subject to adjustment whenever there shall occur a stock split combination, reclassification or other similar event involving the Series A Preferred Stock), plus all accrued but unpaid dividends, whether or not declared, with the amount of accrued dividends due thereon to be calculated and paid in cash through the date payment is actually made to the holders of the Series A Preferred Stock with respect to such redemption. The Corporation shall give the holders of the Series A Preferred Stock notice (the "Redemption Notice") at least five days prior to the date fixed for redemption pursuant to this Section 6(a) of its election to redeem the Series A Preferred Stock. Such election shall be irrevocable on the part of the

     Corporation. The Redemption Price shall be paid on the date fixed for redemption and specified in the Redemption Notice upon the surrender of certificates as provided in paragraph 6(d) below.

          (b) Redemption In a Public Offering. In the event that the Corporation does not elect to redeem all of the Series A Preferred Stock as provided in Section 6(a), holders of a majority of the shares of Series A Preferred Stock then outstanding shall have the right to require that the Corporation redeem the shares of Series A Preferred Stock, in whole or in part, in connection with a Public Offering (as hereinafter defined). The redemption price of each share of Series A Preferred Stock redeemed pursuant to this Section 6(b) shall be equal to the Redemption Price in cash provided for in Section 6(a). The Corporation shall redeem such shares of Series A Preferred Stock concurrently with the closing of the Public Offering. The Corporation shall pay for the shares of Series A Preferred Stock so redeemed in an amount equal to the Redemption Price, payable in cash upon the surrender of certificates as provided in paragraph 6(d) below, plus all accrued but unpaid dividends on such shares so redeemed, whether or not declared, with the amount of accrued dividends due thereon to be calculated and paid in cash through the date payment of such Redemption Price is actually made. For purposes hereof, the term "Public Offering" shall mean an underwritten public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended (the "Act"), covering the offer and sale of Common Stock of the Corporation. The Corporation shall give the holders of the Series A Preferred Stock notice of the pendency of a public offering at least 30 days prior to the sale of shares registered in connection with such offering. In the event that the holders of the Series A Preferred Stock elect to require the Corporation to redeem less than all of such Series A Preferred Stock, such redemption shall be pro rata among all holders based on the number of shares held.


          (c) Redemption Upon Change of Control. Upon the occurrence of a Change of Control, holders of a majority of the shares of Series A Preferred Stock then outstanding shall have the right to require that the Corporation redeem the shares of Series A Preferred Stock, in whole or in part, at a redemption price in cash equal to the Redemption Price provided for in Section 6(a), plus all accrued but unpaid dividends on such shares as redeemed, whether or not declared, with the amount of accrued dividends due thereon to be calculated and paid in cash through the date payment of such Redemption Price is actually made. The term "Change of Control" shall for purposes hereof have the same meaning as is ascribed to that term in the Indenture between the Corporation and State Street Bank and Trust
     Company, as trustee dated as of             , relating to the      percent
     Senior Notes due 2007 of the Corporation. Not later than ten days following any Change of Control, the Corporation shall notify each holder of Series A Preferred Stock of the transaction or transactions that constitute the Change of Control. In the event that the holders of the Series A Preferred Stock elect to require the Corporation to redeem less than all of such Series A Preferred Stock, such redemption shall be pro rata among all holders based on the number of shares held.



          (d) Redemption Upon Sale of Certain Assets. Upon the occurrence of a Sale Event, holders of a majority of the shares of Series A Preferred Stock then outstanding shall have the right to require that the Corporation redeem the shares of Series A Preferred Stock, in whole or in part, with the net proceeds of such Sale Event at a redemption price in cash equal to the Redemption Price provided for in Section 6(a), plus all accrued but unpaid dividends on such shares as redeemed, whether or not declared, with the amount of accrued dividends due thereon to be calculated and paid in cash through the date payment of such Redemption Price is actually made. The term "Sale Event" shall for purposes hereof means any sale of assets of the Corporation (or any of its subsidiaries) other than in the ordinary course of business from which the Corporation (or such subsidiary) receives net proceeds in excess of $1,000,000. Not later than ten days following any Sale Event, the Corporation shall notify each holder of Series A Preferred Stock of the transaction or transactions that constitute the Sale Event. In the event that the holders of the Series A Preferred Stock elect to require the Corporation to redeem less than all of such Series A Preferred Stock, such redemption shall be pro rata among all holders based on the number of shares held.


          (e) Surrender of Certificates. Each holder of shares of Series A Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares to the Corporation at the place designated by the Corporation, and thereupon the applicable Redemption Price for such shares as set forth in this section 6 shall be paid to the order of the person whose name appears on such certificate or certificates and each surrendered certificate shall be canceled and retired.

     7.  Restrictions and Limitations.

          (a) Corporate Action. Except as expressly provided herein or as required by law, so long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not, and shall not permit any subsidiary (which shall mean any corporation or trust of which the Corporation and/or any of its other subsidiaries directly or indirectly owns at the time more than fifty percent (50%) of the total voting power of such corporation or trust, other than directors' qualifying shares) to, without the approval by vote or written consent by the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting as a separate class, each share of Series A Preferred Stock to be entitled to one vote in each instance:

             (i) redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose), any share or shares of capital stock;

             (ii) authorize or issue or obligate itself to authorize or issue, additional shares of Series A Preferred Stock;

             (iii) authorize or issue or obligate itself to authorize or issue, any other equity security senior to or on a parity with the Series A Preferred Stock as to liquidation preferences or dividend rights; or

             (iv) merge or consolidate with any other corporation, or sell, assign, lease or otherwise dispose of or voluntarily part with the control of (whether in one transaction or in a series of transactions) all, or substantially all, of its assets (whether now owned or hereinafter acquired).

          (b) Amendments To Charter. The Corporation shall not amend its Certificate of Incorporation without the approval, by vote or written consent, by the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting as a separate class, each share of Series A Preferred Stock to be entitled to one vote in each instance, if such amendment would change any of the rights, preferences, privileges of or limitations provided for herein for the benefit of any shares of Series A Preferred Stock. Without limiting the generality of the preceding sentence, the Corporation will not amend its Certificate of Incorporation without the approval by the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting as a separate class, each share of Series A Preferred Stock to be entitled to one vote in each instance if such amendment would reduce the amount payable to the holders of Series A Preferred Stock upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or change the relative seniority of the liquidation preferences of the holders of Series A Preferred Stock to the rights upon liquidation of the holders of any other capital stock of the Corporation.

     8. No Dilution or Impairment. The Corporation will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Corporation (if the Corporation is the not the surviving person), unless such other person shall expressly assume in writing and will be bound by all the terms of the Series A Preferred Stock set forth herein.

     9.  Notices of Record Date.  In the event of

          (a) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) any capital reorganization of the Corporation, and reclassification or recapitalization of the capital stock of the Corporation, and merger or consolidation of the Corporation, or any transfer of all or substantially all of the assets of the Corporation to any other corporation, or any other entity or person, or

          (c) any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then and in each such event the Corporation shall mail or cause to be mailed to each holder of Series A Preferred Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and a description of such dividend, distribution or right,
(ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up. Such notice shall be mailed at least ten (10) days prior to the date specified in such notice on which such action is to be taken.

     FIFTH: The Board of Directors of the Corporation, acting by majority vote, may alter, amend or repeal the ByLaws of the Corporation.

     SIXTH: Except as otherwise provided by the Delaware General Corporation Law as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

     SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director, except for liability as a director (A) for any breach for the director's duty of loyalty to the Corporation or its stockholders; (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (C) under Section 174 of the Delaware General Corporation Law; or (D) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after this Certificate of Incorporation becomes effective to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation law, as so amended.

     EIGHTH: INDEMNIFICATION.

     8.1  Certain Definitions.  As used in this Article, the term:

          (a) "Corporation" includes any domestic or foreign predecessor entity of this this Corporation in a merger or other transaction consummation of the transaction.

          (b) "Change in Control" shall have occurred if, during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Corporation cease for any reason to constitute at least a majority thereof, unless the election of each new director was approved in advance by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period.

          (c) "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.


          (d) "Expenses" includes attorneys' fees, disbursements and other charges.



          (e) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

          (f) "Officer" means an individual who is or was an officer of the Corporation or an individual who, while an officer of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. An officer is considered to be serving an employee benefit plan at the corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Officer" includes, unless the context requires otherwise, the estate or personal representative of an officer.

          (g) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

          (h) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

          (i) "Reviewing Party" shall mean the person or persons making the entitlement determination pursuant to Section 8.4 of this Article, and shall not include a court making any determination under this Article or otherwise.

     8.2  Basic Indemnification Arrangement.

          (a) Except as provided in subsections 8.2(d), 8.2(e) and 8.2(f) below, the Corporation shall indemnify an individual who is made a party to a proceeding because he is or was a director or officer against liability incurred by him in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

          (b) A person's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection 8.2(a).

          (c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, be determinative that the proposed indemnitee did not meet the standard of conduct set forth in subsection 8.2(a).

          (d) The Corporation shall not indemnify a person under this Article in connection with a proceeding by or in the right of the Corporation in which such person was adjudged liable to the Corporation, unless, and then only to the extent that, the Reviewing Party, or a court of competent jurisdiction acting pursuant to Section 8.5 of this Article, determines that, in view of the circumstances of the case, the indemnitee is fairly and reasonably entitled to indemnification.

          (e) Indemnification permitted under this Article in connection with a proceeding by or in the right of the Corporation shall include reasonable expenses, penalties, fines (including an excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement (provided that such settlement and the amounts paid in connection therewith are not unreasonable, as determined by the Reviewing Party responsible for making the determination that indemnification is permissible as described in
     Section 8.4(b) below) in connection with the proceeding, but, unless ordered by a court, shall not include judgments.

          (f) Notwithstanding any other provision of this Article, no person shall be entitled to indemnification or advancement of expense hereunder with respect to any proceeding or claim brought or made by him against the Corporation, other than a proceeding or claim seeking or defending such person's right to indemnification or advancement of expense pursuant to
     Section 8.5 hereof or otherwise.

          (g) If any person is entitle under any provision of this Article to indemnification by the Corporation for some portion of liability incurred by him, but not the total amount thereof, the Corporation shall indemnify such person for the portion of such liability to which he is entitled.

          (h) The Corporation shall indemnify a director or officer to the extent that he has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director or officer, against reasonable expenses incurred by him in connection with the proceeding.

     8.3  Advances for Expenses.

          (a) The Corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer as a party to a proceeding in advance of final disposition of the proceeding if:

             (i) Such person furnishes the Corporation a written affirmation of good faith belief that he has met the standard of conduct set forth in subsection 8.2(a) above, and

             (ii) Such person furnishes the Corporation a written undertaking
                  (meeting the qualifications set forth below in subsection 8.3(b)); executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this Article or otherwise.

          (b) The undertaking required by subsection 8.3(a)(ii) above must be an unlimited general obligation of the proposed indemnitee but need not be secured and shall be accepted without reference to financial ability to make repayment. If a director or officer seeks to enforce his rights to indemnification in a court pursuant to Section 8.5, such undertaking to repay shall not be applicable or enforceable unless and until there is a final court determination that he is not entitled to indemnification, as to which all rights of appeal have been exhausted or have expired.

     8.4  Authorization of And Determination of Entitlement to Indemnification.

          (a) The Corporation acknowledges that indemnification of a director or officer under Section 8.2 has been pro-authorized by the Corporation in the manner described in subsection 8.4(b) below. Nevertheless, the Corporation shall not indemnify a director or officer under Section 8.2 unless a separate determination has been made in the specific case that indemnification of such person is permissible in the circumstances because he has met the standard of conduct set forth in subsection 8.2(a); provided, however, that no such entitlement decision need be made prior to the advancement of expenses and that, regardless of the result or absence of any such determination, the Corporation shall make any indemnification mandated by Section 8.2(b) above.

          (b) The determination referred to in subsection 8.4(a) above shall be made, at the election of the Board of Directors (unless a Change in Control shall have occurred, in which case the proposed indemnitee director or officer shall be entitled to designate that the determination shall be made by special legal counsel selected by him);

             (i) by the Board of Directors of the Corporation by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

             (ii) if a quorum cannot be obtained under subdivision (i), by a majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

             (iii) by special legal counsel:

                (1) selected by the Board of Directors or its committee in the manner prescribed in subdivision (i) or (ii); or

                (2) if a quorum of the Board of Directors cannot be obtained under subdivision (i) and a committee cannot be designated under subdivision (ii), selected by a majority vote of the full Board of Directors (in which selection directors who are parties may participate); or

             (iv) by the stockholders; provided that shares owned by or voted under the control of directors or officers who are at the time parties to the proceeding may not be voted on the determination.

          (c) As acknowledged above, the Corporation has pre-authorized the indemnification of directors and officers hereunder, subject to a case-by-case determination that the proposed indemnitee met the applicable standard of conduct under subsection 8.2(a). Consequently, no further decision need or shall be made on a case-by-case basis as to the authorization of the Corporation's indemnification of, or advancement of expenses to, directors and officers hereunder. Nevertheless, except as set forth in subsection 8.4(d) below, evaluation as to reasonableness of expenses of a director or officer in the specific case shall be made in the same manner as the determination that indemnification is permissible, as described in subsection 8.4(d) above, except that if the determination is made by special legal counsel, evaluation as to reasonableness of expenses shall be made by those entitled under subsection 8.4(b)(iii) to select counsel.

          (d) Notwithstanding the requirement under subsection 8.4(c) that the Reviewing Party evaluate the reasonableness of expenses claimed by the proposed indemnitee, any expenses claimed by the proposed indemnitee shall be deemed reasonable if the Reviewing Party fails to make the evaluation required by subsection 8.4(c) within thirty (30) days following the proposed indemnitee's written request for indemnification for, or advancement of, expenses.

          (e) The Reviewing Party, however chosen, shall make the requested determination as promptly as reasonably practical after a request for indemnification is presented.


     8.5 Court-ordered Indemnification And Advances For Expenses. A director or officer who is a party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. For purposes of this Article, the Corporation hereby consents to personal jurisdiction and venue in any court in which is pending a proceeding to which a director or officer is a party. Regardless of any determination by the Reviewing Party that the proposed indemnitee is not entitled to indemnification or advancement of expenses or as to the reasonableness of expenses, and regardless of any failure by the Reviewing Party to make a determination as to such entitlement or the reasonableness of expenses, such court's review shall be a de novo review. In application, the court, after giving any notice it considers necessary, may order indemnification or advancement of expenses if it determines that:


          (i) The applicant is entitled to mandatory indemnification under
     Section 8.2(b) above (in which case the Corporation shall pay the indemnitee's reasonable expenses incurred to obtain court-ordered indemnification);

          (ii) The applicant is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in subsection 8.2(a) above or was adjudged liable as described in subsection 8.2(d) above (in which case any court-ordered indemnification need not be limited to reasonable expenses incurred by the indemnitee but may include expenses, penalties, fines, judgments, amounts paid in settlement and any other amounts ordered by the court to be indemnified, and, whether or not so ordered, the Corporation shall pay the applicant's reasonable expenses incurred to obtain court-ordered indemnification) ; or

          (iii) In the case of advances for expenses, the applicant is entitled pursuant to this Restated Certificate of Incorporation, Amended and Restated Bylaws or applicable resolution or agreement to payment for or reimbursement of this reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceeding (in which case the Corporation shall pay the applicant's reasonable expenses incurred to obtain court-ordered advancement of expenses): or

          (iv) The applicant is otherwise entitled to enforcement of his rights hereunder (in which case the Corporation shall pay the indemnitee's reasonable expenses incurred to obtain such enforcement).

     8.6 Indemnification of Employees and Agents. The Corporation may, subject to authorization in the specific case, indemnify and advance expenses under this Article to an employee or agent of the Corporation who is not a director or officer, to the same extent as to a director or officer or to any lesser extent (or greater extent if permitted by law) determined by the Board of Directors.

     8.7 Liability Insurance. The Corporation may purchase and maintain insurance on behalf of a director or officer or an individual who is or was an employee or agent of the Corporation or who, while a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify him against the same liability under Section 8.2, Section 8.3 or Section 8.4 above.

     8.8 Witness Fees. Nothing in this Article shall limit the Corporation's power to pay or reimburse expenses incurred by a person in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent in this proceeding.

     8.9 Report to Stockholders. If the Corporation indemnifies or advances expenses to a director or officer in connection with a proceeding by or in the right of the Corporation, to the extent required by law the Corporation shall report the indemnification or advance, in writing, to the stockholders with or before the notice of the next stockholders' meeting.

     8.10 Security for Indemnification Obligations. The Corporation may at any time and in any manner, at the discretion of the Board of Directors, secure the Corporation's obligations to indemnify or advance expenses to a person pursuant to this Article.

     8.11 No Duplication of Payments. The Corporation shall not be liable under this Article to make any payment to a person hereunder to the extent such person has otherwise actually received payment (under any insurance policy, agreement or otherwise) of the amounts otherwise payable hereunder.

     8.12 Subrogation. In the event of payment under this Article, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall de everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

     8.13 Contract Rights. The rights to indemnification and advancement of expenses conferred hereunder to directors and officers shall be a contract right and shall not be affected adversely to any director or officer by any amendment of this Restated Certificate of Incorporation with respect to any action or inaction occurring prior to such amendment; provided, however, that this provision shall not confer upon any indemnitee or potential indemnitee (in his capacity as such) the right to consent or object to any subsequent amendment of this Restated Certificate of Incorporation.

     8.14 Specific Performance. In any proceeding brought by or on behalf of an officer or director to specifically enforce the provisions of this Article, the Corporation hereby waives the claim or defense therein that the plaintiff or claimant has an adequate remedy at law, and the Corporation shall not urge in any such proceeding the claim or defense that such remedy at law exists. The provisions of this Section 8.14, however, shall not prevent the officer or director from seeking a remedy at law in connection with any breach of the provisions of this Article.

     8.15 Non-exclusivity, Etc. The rights of a director or officer hereunder shall be in addition to any other rights with respect to indemnification, advancement of expenses or otherwise that he may have under contract or the General Corporation Law of the State of Delaware or otherwise.

     8.16 Amendments. It is the intent of the Corporation to indemnify and advance expenses to its directors and officers to the full extent permitted by the Delaware General Corporation Law, as amended from time to time. To the extent that the Delaware General Corporation Law is hereafter amended to permit a Delaware business corporation to provide its directors greater rights to indemnification or advancement of expenses that those specifically set forth hereinabove, this Article shall be construed to require such greater indemnification or more liberal advancement of expenses to the Corporation's directors and officers, in each case consistent with the Delaware General Corporation Law as so amended from time to time. No amendment modification or rescission of this Article, or any provision hereof, the effect of which would diminish the rights to indemnification or advancement of expenses as set forth herein shall be effective as to any person with respect to any action taken or omitted by such person prior to such amendment, modification or rescission.

     8.17 Severability. To the extent that the provisions of this Article are held to be inconsistent with the provisions of Section 145 of the Delaware General Corporation Law (including subsection (f) thereof), such provisions of such statute shall govern. In the event that any of the provisions of this Article (including any provision within a single section, subsection, division or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article shall remain enforceable to the fullest extent permitted by law.

                                                                       EXHIBIT B
                        FORM OF COMPANY AFFILIATE LETTER

Gentlemen:

     The undersigned, a holder of shares of common stock, par value $.01 per share ("Company Stock"), of Syratech Corporation, a Delaware corporation (the "Company"), is entitled to retain, in connection with the merger (the "Merger") of the Company with THL Transaction I Corp., a Delaware corporation, securities (the "Securities") of the Company. The undersigned acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Act"), although nothing contained herein should be construed as an admission of such fact.

     If in fact the undersigned were an affiliate under the Act, the undersigned's ability to sell, assign or transfer the Securities retained by the undersigned pursuant to the Merger may be restricted unless such transaction is registered under the Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Act.

     The undersigned hereby represents to and covenants with the Company that the undersigned will not sell, assign or transfer any of the Securities retained by the undersigned pursuant to the Merger except (i) pursuant to an effective registration statement under the Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of independent counsel reasonably satisfactory to the Company or as described in a "no-action" or interpretive letter from the Staff of the Securities and Exchange Commission (the "SEC"), is not required to be registered under the Act.

     In the event of a sale or other disposition by the undersigned of securities pursuant to Rule 145, the undersigned will supply the Company with evidence of compliance with such Rule in the form of a letter in the form of Annex I hereto. The undersigned understands that the Company may instruct its transfer agent to withhold the transfer of any Securities disposed of by the undersigned, but that upon receipt of such evidence of compliance the transfer agent shall effectuate the transfer of the Securities sold as indicated in the letter.

     The undersigned acknowledges and agrees that appropriate legends will be placed on certificates representing Securities retained by the undersigned in the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to the Company from independent counsel reasonably satisfactory to the Company to the effect that such legends are no longer required for purposes of the Act.

     The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Securities and
(ii) the receipt by THL I of this letter is an inducement and a condition to THL I's obligations to consummate the Merger.

                                          Very truly yours,

Dated:

                              ANNEX I TO EXHIBIT B

(DATE)

(NAME)

     On          the undersigned sold the securities of the Company (the
"Company") described below in the space provided for that purpose (the "Securities"). The Securities were retained by the undersigned in connection with the merger of THL Transaction I Corp. with and into Syratech Corporation.

     Based upon the most recent report or statement filed by the Company with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act").

     The undersigned hereby represents that the Securities were sold in "brokers' transactions" within the meaning of Section 4(4) of the Act or in transactions directly with a "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

                                          Very truly yours,

              (space to be provided for description of securities)

                                SCHEDULE 7.2(A)

     Environmental Matters. Except as disclosed in Section 3.11 of the Disclosure Schedule, which disclosed items of non-compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company;

          (a) The Company and its subsidiaries hold and formerly held, and, to the knowledge of the Company, are, and have been, in compliance with, all Environmental Permits, and the Company and its subsidiaries are, and have been, otherwise in compliance with all applicable Environmental Laws, except where the failure to have such Environmental Permits or be in such compliance would not have a Material Adverse Effect with respect to the Company;

          (b) None of the Company or its subsidiaries has received any Environmental Claim, and none of the Company or its subsidiaries is aware after inquiry, of any threatened material Environmental Claim or of any circumstances, conditions or events that could reasonably be expected to give rise to a material Environmental Claim, against the Company or any of its subsidiaries, except where such claim could not reasonably be expected to have a Material Adverse Effect with respect to the Company;

          (c) There are no (i) underground storage tanks, (ii) polychlorinated biphenyls, (iii) asbestos or asbestos-containing materials, (iv) urea-formaldehyde insulation, (v) sumps, (vi) surface impoundments, (vii) landfills, (viii) sewers or septic systems or (ix) Hazardous Materials present at any facility currently or formerly owned, leased, operated or otherwise used by the Company or any of its subsidiaries that could reasonably be expected to give rise to liability of the Company or any of its subsidiaries under any Environmental Laws, which liability could have a Material Adverse Effect on the Company;

          (d) There are no past (including, without limitation, with respect to assets or businesses formerly owned, leased or operated by the Company or any of its subsidiaries) or present actions, activities, events, conditions or circumstances, including without limitation the release, threatened release, emission, discharge, generation, treatment, storage or disposal of Hazardous Materials, that could reasonably be expected to give rise to liability of the Company or any of its subsidiaries under any Environmental Laws or any contract or agreement, which liability could reasonably be expected to have a Material Adverse Effect on the Company;

          (e) No modification, revocation, reissuance, alteration, transfer, or amendment of the Environmental Permits, or any review by, or approval of, any third party of the Environmental Permits is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the continuation of the business of the Company or its subsidiaries following such consummation;

          (f) Hazardous Materials have not been generated, transported, treated, stored, disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used, including without limitation for receipt of the Company's wastes, by the Company or any of its subsidiaries, in violation of or in a manner or to a location that could give rise to liability under any Environmental Laws, which liability could reasonably be expected to have a Material Adverse Effect on the Company;

          (g) The Company and its subsidiaries have not assumed, contractually or by operation of law, any liabilities or obligations under any Environmental Laws;

          (h) The Company and its subsidiaries have accrued or otherwise provided, in accordance with generally accepted accounting principles, for all damages, liabilities, penalties or costs that they may incur in connection with any claim pending or threatened against them, or any requirement that is or may be applicable to them, under any Environmental Laws, and such accrual or other provision is reflected in the Company's most recent consolidated financial statements.

          (i) For purposes of this Agreement, the following terms shall have the following meanings:

             "Environmental Claim" means any written or oral notice, claim, demand, action, quit, complaint, proceeding, request for information or other communication by any person alleging liability or potential liability (including without limitation liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, whether or not owned, leased or operated by the Company or any of its subsidiaries or (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental Permit or (iii) otherwise relating to obligations or liabilities under any Environmental Laws.

             "Environmental Permits" means all permits, licenses, registrations and other governmental authorizations required for the Company and the operations of the Company's and its subsidiaries, facilities and otherwise to conduct its business under Environmental Laws.

             "Environmental Laws" means all applicable federal, state and local statutes, rules, regulations, ordinances, orders, decrees and common law relating in any matter to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar state laws.

             "Hazardous Materials" means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof) and petroleum products, asbestos and asbestos-containing materials, pollutants, contaminants and all other materials, substances and forces, including but not limited to electromagnetic fields, regulated pursuant to, or that could form the basis of liability under, any Environmental Law.

                                  AMENDMENT TO
                     RESTATED AGREEMENT AND PLAN OF MERGER


     AGREEMENT made effective as of February 14, 1997, by and between THL Transaction I Corp. ("THL I") and Syratech Corporation (the "Company").


     WHEREAS, the undersigned entered into the Restated Agreement and Plan of Merger dated November 27, 1996, effective as of October 23, 1996 (the "Agreement");

     WHEREAS, on December 31, 1996 the Company, THL I and Leonard Florence entered into separate agreements with each of Alan Kanter, Melvin L. Levine and
E. Merle Randolph (each an "Executive Party") pursuant to which (i) Mr. Florence agreed to contribute to the Company (a) on December 31, 1996, 31,812 shares of Syratech Common Stock, (b) on January 14, 1997, 31,884 shares of Syratech Common Stock and (c) on January 14, 1998, the largest number of whole shares of Syratech Common Stock as shall have an aggregate value of approximately $99,991 and (ii) on each of the dates of contribution of such shares of Syratech Common Stock by Mr. Florence to the Company, such shares were to be canceled and the Company was to issue to each Executive Party, as compensation, that number of shares of Syratech Common Stock that would be equal to the Executive Party's pro rata share of the number of shares of Syratech Common Stock contributed to the Company on such date by Mr. Florence;

     WHEREAS, Section 2.1(c)(ii) of the Agreement provides that Mr. Florence shall be entitled to retain 714,400 shares of fully paid and nonassessable shares of Syratech Common Stock following the Merger;

     WHEREAS, Section 7.2(e) of the Agreement provides that the Company shall enter into financing arrangements at the Closing pursuant to commitment letters attached thereto as Schedule 7.2(e), or such other financing arrangements as the Company and THL I agree, which arrangements are not materially more onerous; and

     WHEREAS, Section 8.3 of the Agreement provides that the Agreement may be amended by the parties at any time before any required approval of matters presented in connection with the merger by the stockholders of the Company by an instrument in writing signed on behalf of each of the parties.

     NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises contained herein, and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned hereby agree as follows:

     1. Section 2.1(a) shall be deleted in its entirety and shall be replaced by the following:


          "(a) Capital Stock of THL I. The shares of Common Stock of THL I issued and outstanding immediately prior to the Effective Time shall be converted into such aggregate number of shares of Company Common Stock as equals 3,131,780 less the aggregate number of shares of Company Common Stock (not to exceed 781,250) retained by existing stockholders of the Company (other than Management Stockholders) pursuant to Section 2.1(c)(ii) and Section 2.2 and 2.3. The shares of Preferred Stock of THL I issued and outstanding immediately prior to the Effective Time shall be converted into the same number of shares of Cumulative Redeemable Preferred Stock of the Company.


     2. Section 2.1(c)(ii) shall be deleted in its entirety and shall be replaced by the following:

          "(ii) (x) for 528,472 shares of Company Common Stock held by Mr. Leonard Florence, be entitled to retain the same number of fully paid and nonassessable shares of Company Common Stock ("Florence Rollover Shares"), for 35,232 shares of Company Common Stock held by Mr. Florence, such 35,232 shares be contributed to the capital of the Company simultaneously with the Merger, and for each other share of Company Common Stock held by Mr. Florence, the right to receive in cash from the Company following the Merger, $28.00 per share and (y) for an aggregate of 123,766 shares of Company Common Stock held by other members of Management (a "member of Management" shall be any person who is listed as an executive officer of the Company in the Company's 1996 Proxy Statement) of the Company as set forth in Schedule 2.1 hereto, be entitled to retain the same number of fully paid and nonassessable shares of Company Common Stock (such 123,766 shares of Company Common Stock to be retained by members of Management are referred to herein as the "Management Rollover Shares"); and"

     3. Section 2.2(a) shall be deleted in its entirety and shall be replaced by the following:


          "2.2 Company Common Stock Elections. (a) Each person who, on or prior to the Election Date referred to in Section 2.2(c) below, is a record holder of shares of Company Common Stock will be entitled, with respect to up to 34.75% of such holder's shares, to make an unconditional election (a "Non-Cash Election") on or prior to such Election Date to retain Non-Cash Election Shares, on the basis hereinafter set forth."


     4. Section 2.3 shall be deleted in its entirety and shall be replaced by the following:

        "2.3  Proration.


     (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of shares of Company Common Stock (other than Florence Rollover Shares and Management Rollover Shares) which shall be entitled to retain Company Common Stock at the Effective Time of the Merger shall not exceed 868,250.



     (b) If the number of Electing Shares exceeds 868,250, then each Electing Share shall be entitled to retain Non-Cash Election Shares or shall be converted into the right to receive cash in accordance with the terms of Section 2.1(e) in the following manner:



          (i) A proration factor (the "Non-Cash Proration Factor") shall be determined by dividing 868,250 by the total number of Electing Shares.


          (ii) The number of Electing Shares covered by each Non-Cash Election which are entitled to retain Non-Cash Election Shares shall be determined by multiplying the Non-Cash Proration Factor by the total number of Electing Shares covered by such Non-Cash Election, rounded down to the nearest whole number.

          (iii) All Electing Shares, other than those shares which are entitled to retain Non-Cash Election Shares in accordance with Section 2.3(b)(ii), shall be converted into cash (on a consistent basis among shareholders who made the election referred to in Section 2.1(c)(i), pro rata to the number of shares as to which they made such election) as if such shares were not Electing Shares in accordance with the terms of Section 2.1(c)(iii).


     (c) If the number of Electing Shares is less than 868,250 then all Electing Shares shall be entitled to retain Company Common Stock in accordance with the terms of Section 2.1(c)(i)."


     5. Section 6.3(f)(ii) shall be deleted in its entirety and shall be replaced with the following:


          "(ii) Subject to the Company having received the proceeds of the financing described in Section 7.2(e) on terms satisfactory to THL I, THL I at closing will be capitalized with an equity contribution of (a) up to $18,000,000 of preferred stock and (b) $100,216,960 of common stock, less the product of (x) $32.00 and (y) the aggregate number of shares (not to exceed 781,250) retained by stockholders other than Management Stockholders. THL I will be under no obligation pursuant to the preceding sentence unless and until the Company receives the proceeds of the financing described in Section 7.2(e), or such other financings as may be contemplated by Section 7.2(e), on terms consistent with the commitment letters referenced in Section 7.2(e). In addition, THL I will be under no obligation under any circumstances to be capitalized with equity of more than $18,000,000 preferred stock and $100,216,960 common stock. In no event shall it be required that THL I be capitalized with such amounts of equity prior to the Closing."


     6. Attached hereto as Schedule 7.2(e) are commitment letters to provide financing for the Merger (the "Commitment Letters"), which the parties agree are not materially more onerous than those attached as Schedule 7.2(e) to the Agreement. The Commitment Letters replace any and all commitment letters to provide financing for the Merger attached as Schedule 7.2(e) to the Agreement. The Company hereby agrees that, upon consummation of the Merger, it shall assume any and all obligations of THL I pursuant to the terms of the Commitment Letters.

     7. Exhibit A to the Agreement shall be deleted in its entirety and shall be replaced by Exhibit A attached hereto.

     8. Except as expressly set forth above, the parties ratify and confirm all other terms of the Agreement, which remain in full force and effect as of the date hereof.

                  [Remainder of Page Left Intentionally Blank]

     IN WITNESS WHEREOF, the parties below have caused this Agreement to be duly executed by persons duly authorized, all as of the date first written above.

                                          THL TRANSACTION I CORP.


                                          By: /s/ SCOTT A. SCHOEN

                                            ------------------------------------

                                          Name: Scott A. Schoen


                                          Title: President


                                          SYRATECH CORPORATION


                                          By: /s/ FAYE A. FLORENCE


                                            ------------------------------------
                                          Name: Faye A. Florence
                                          Title: Vice President and General
                                          Counsel

EXECUTED BY THE UNDERSIGNED
SOLELY FOR THE PURPOSES OF REAFFIRMING HIS OBLIGATION UNDER
SECTION 2.1(c)(ii) OF THE AGREEMENT


/s/ LEONARD FLORENCE

---------------------------------------------------------
Leonard Florence

                                  SCHEDULE 2.1


                MANAGEMENT ROLLOVER SHARES
                Mr. Alan Kanter..............................    48,232 shares
                Mr. Melvin Levine............................    41,132 shares
                Mr. E. Merle Randolph........................    30,875 shares
                Ms. Faye A. Florence.........................     3,527 shares
                                                                --------------
                          TOTAL:.............................   123,766 shares

                                                                        ANNEX II

                           [MERRILL LYNCH LETTERHEAD]

                                October 23, 1996

Board of Directors
Syratech Corporation
175 McClellan Highway
East Boston, MA 02128

Gentlemen:

     Syratech Corporation (the "Company"), and THL Transaction I Corporation (the "Acquiror"), a Delaware corporation formed by The Thomas H. Lee Company, propose to enter into an agreement (the "Agreement") pursuant to which the Company will be merged with the Acquiror in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.01 per share (the "Shares"), will be converted into the right to receive $32.00 in cash (the "Consideration"). In addition, the public shareholders of the Company will be entitled to elect to receive, subject to certain limitations, up to 25% of their Consideration in the form of common stock of the surviving entity. Because this structure is optional, we have not been asked to value the stock of the surviving entity, and have not done so. The Merger is expected to be considered by the shareholders of the Company at a special shareholders' meeting and consummated on or shortly after the date of such meeting (assuming the shareholders of the Company approve the transaction).

     You have asked us whether, in our opinion, the proposed Consideration to be received by the holders of the Shares (other than Shares held by Mr. Leonard Florence, Shares to be canceled pursuant to the Agreement and dissenting Shares) pursuant to the Merger is fair to such shareholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1995 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1996, and June 30, 1996;

          (2) Reviewed a draft of the Company's Form S-3 dated September 12,
     1996;

          (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

          (4) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

          (5) Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (6) Compared the results of operations of the Company with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (7) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

          (8) Reviewed the Agreement dated October 23, 1996, including the financing commitment letters attached thereto;

          (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been prepared on a reasonable basis and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

     In connection with our engagement, we were authorized by the Company to, and did, solicit indications of interest for the acquisition of the Company from a limited number of third parties who were specified by the Company.

     Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger or any transaction related thereto.

     Merrill Lynch has acted as exclusive financial advisor to the Special Committee of the Board of Directors in connection with the Merger, for which we will receive a fee. An affiliate of Merrill Lynch acts as the general partner for the publicly registered investment funds in which Thomas H. Lee is an individual general partner and an affiliate of Thomas H. Lee acts as the investment advisor to the funds. Merrill Lynch has also provided in the past financial advisory and financing services to Thomas H. Lee and to certain companies affiliated with Thomas H. Lee and such funds. In the ordinary course of business, we have traded the equity securities of the Company for our own account and the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash Consideration to be received by the holders of the Shares (other than Shares held by Mr. Leonard Florence, Shares to be canceled pursuant to the Agreement and dissenting Shares) pursuant to the Merger is fair to such shareholders from a financial point of view.

                                        Very truly yours,

                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                   INCORPORATED

                                        By /s/ William D. Cohan
                                           Director
                                           Investment Banking Group

                                   ANNEX III

                   EXCERPTS FROM DELAWARE GENERAL CORPORATION
                       LAW RELATING TO DISSENTERS' RIGHTS

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be a available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation shall, also notify such stockholders of the effective date of the merger or consolidation. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 349, L. '96, eff. 7-1-96.)

                     THE PROXY SOLICITOR FOR THE MERGER IS:


                              MORROW & CO., INC.


                              808 THIRD AVENUE


                              NEW YORK, NEW YORK 10022-4788


     Any requests for assistance in filling out or delivering Proxy Cards or requests for additional copies of this Proxy Statement/Prospectus or the Proxy Card may be directed to the Proxy Solicitor.

                     THE EXCHANGE AGENT FOR THE MERGER IS:


                              STATE STREET BANK AND TRUST COMPANY


                              2 HERITAGE DRIVE


                              NORTH QUINCY, MASSACHUSETTS 02171



     Any questions or requests for assistance in filling out or delivery of Non-Cash Election Forms or share certificates or requests for additional copies of the Non-Cash Election Form may be directed to the Exchange Agent by calling
(800) 426-5523.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware (the "GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Syratech's Restated Certificate of Incorporation contains such a provision.

     Syratech's Restated Certificate of Incorporation and Bylaws provide that the Company shall indemnify officers and directors, and to the extent authorized by the Board of Directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. The Restated Certificate of Incorporation and Bylaws also permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such; and the Company does so.

     The Merger Agreement contains provisions by which Syratech agrees to indemnify present and former directors against certain liabilities arising in relation to the period prior to the consummation of the Merger for a period of six years following execution of that Agreement. The Company also agrees to maintain its current directors' and officers' insurance cover, as that cover applies to the period prior to consummation of the Merger, for a period of six years.

ITEM 21. EXHIBITS


      (a)      Exhibits
        2.1    Restated Agreement and Plan of Merger dated November 27, 1996, effective as of
               October 23, 1996 between Syratech and THL Transaction I Corp. and the
               Amendment, dated February 14, 1997 to the Restated Agreement and Plan of
               Merger (included as Annex I to the Proxy Statement/Prospectus included in this
               Form S-4 Registration Statement)
        3.1    Restated Certificate of Incorporation of Syratech. Incorporated by reference from Exhibit 3.1 to Form S-1 Registration Statement No. 33-41619.
      **3.2    Syratech Corporation Certificate of Designations in respect of Series A
               Preferred Stock dated October 26, 1992.
        3.3    Bylaws of Syratech. Incorporated by reference from Exhibit 3.2 to Form S-1
               Registration Statement No. 33-41619.
        3.4    Amendment to Section 2.9 of the Bylaws of Syratech, effective August 15, 1991.
               Incorporated by reference from Exhibit 3.3 to Form S-1 Registration Statement
               No. 33-41619.
      **3.5    Certificate of Ownership and Merger of WSC Liquidating, Inc. by and into
               Syratech Corporation dated May 9, 1996.
        3.6    Specimen Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to
               Form 10-K of Syratech for the year ended December 31, 1993.
     ***5.1    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to the legality of the
               Common Stock.
     ***8.1    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to certain tax matters relating to the Common Stock.
     **10.1    Form of Amended and Restated Employment Agreement dated as of April   , 1997
               between Leonard Florence and the Company.
       10.2    Employment Agreement dated August 16, 1991 between E. Merle Randolph and the
               Company. Incorporated by reference from Exhibit 10.17 to Form S-1 Registration
               Statement No. 33-41619.
       10.3    Employment Agreement dated August 16, 1991, between Melvin L. Levine and the
               Company. Incorporated by reference from Exhibit 10.18 to Form S-1 Registration
               Statement No. 33-41619.
       10.4    Employment Agreement dated August 16, 1991 between Alan R. Kanter and the
               Company. Incorporated by reference from Exhibit 10.19 to Form S-1 Registration
               Statement No. 33-41619.
      *10.5    Amendment No. 1 to Employment Agreement dated as of July 27, 1996 between E.
               Merle Randolph and Company.
       10.6    Amendment No. 1 to Employment Agreement dated as of May 11, 1995 between
               Melvin L. Levine and the Company. Incorporated by reference from Exhibit 10.8 to Form 10-K for Syratech for the year ended December 31, 1995.
      *10.7    Amendment No. 1 to Employment Agreement dated as of July 27, 1996 between Alan
               R. Kanter and the Company.
      *10.8    Retirement Benefit Agreement dated as of July 27, 1996 between Faye A.
               Florence and the Company.
      *10.9    Amendment No. 2 to Employment Agreement dated as of December 31, 1996 between
               E. Merle Randolph and the Company.
      *10.10   Amendment No. 2 to Employment Agreement dated as of December 31, 1996 between
               Melvin L. Levine and the Company.

      *10.11   Amendment No. 2 to Employment Agreement dated as of December 31, 1996 between
               Alan R. Kanter and the Company.
      *10.12   Agreement dated December 31, 1996 by and between the Company, THL I
               Transaction Corp., Leonard Florence and Melvin L. Levine.
      *10.13   Agreement dated December 31, 1996 by and between the Company, THL I
               Transaction Corp., Leonard Florence and E. Merle Randolph.
      *10.14   Agreement dated December 31, 1996 by and between the Company, THL I
               Transaction Corp., Leonard Florence and Alan R. Kanter.
       10.15   Asset Purchase Agreement dated February 2, 1996 by and between Farberware
               Inc., the Company, Lifetime Hoan Corporation and Far-B Acquisition Corp., Inc.
               Incorporated by reference from Exhibit 1 to Form 8-K dated April 16, 1996.
    ***10.16   Settlement Agreement dated February 3, 1997 by and among Bruckner
               Manufacturing Corp. (formerly Farberware Inc.), U.S. Industries, Inc.,
               Farberware Inc. (formerly Far-B Acquisition Corp.) and Lifetime Hoan
               Corporation.
       10.17   Agreement dated as of December 7, 1995 among the Company, Syr Acquisition Inc.
               and Rauch Industries, Inc. Incorporated by reference from Exhibit 1 to Form
               8-K of the Company dated December 7, 1995.
    ***10.18   Amended and Restated Line of Credit Agreement among Wallace International de
               Puerto Rico, Inc., International Silver de Puerto Rico, Inc. and Banco Popular
               de Puerto Rico dated October 15, 1996.
     **22      List of Subsidiaries
    ***23.1    Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in the opinions filed as Exhibits 5.1 and 8.1)
      *23.2    Consent of Deloitte & Touche LLP
      *23.3    Consent of Coopers & Lybrand L.L.P.
      *23.4    Consent of Merrill Lynch & Co.
     **24.1    Power of Attorney
     **99.1    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated October
               23, 1996. (Included as Annex II to this Form S-4 Registration Statement)
      *99.2    Report of Merrill Lynch & Co. dated October 21, 1996.
      *99.3    Form of Proxy.
      *99.4    Form of Non-Cash Election.


     (b)     Financial Statement Schedules

     Schedule VIII--Valuation and Qualifying Account
      All other schedules have been omitted because the material is not applicable or is not required or because the required information is shown in the condensed consolidated financial statements or the notes thereto.
---------------


  * Filed herewith.


 ** Previously filed with the Commission.


*** To be filed by amendment.


ITEM 22. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed to be underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding undertaking or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 27th day of February, 1997.


                                          SYRATECH CORPORATION

                                          By:     /s/  LEONARD FLORENCE

                                            ------------------------------------
                                                      Leonard Florence
                                                   Chairman of the Board,
                                                Chief Executive Officer and
                                                          President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.


                  SIGNATURE                                TITLE                     DATE
---------------------------------------------  -----------------------------  ------------------
            /s/ LEONARD FLORENCE               Chairman of the Board of        February 27, 1997
---------------------------------------------  Directors, Chief Executive
              Leonard Florence                 Officer and President
                                               (Principal Executive Officer)

                /s/  E. MERLE RANDOLPH         Vice President, Chief           February 27, 1997
---------------------------------------------  Financial Officer, Treasurer
              E. Merle Randolph                and Director (Principal
                                               Financial and Accounting
                                               Officer)

                          *                    Director                        February 27, 1997
---------------------------------------------
                Irwin Chafetz
                          *                    Director                        February 27, 1997
---------------------------------------------
             Frederick H. Chicos

                          *                    Director                        February 27, 1997
---------------------------------------------
                Harold Cohen

                          *                    Director                        February 27, 1997
---------------------------------------------
               Jerry R. Jacob

                          *                    Director                        February 27, 1997
---------------------------------------------
              Melvin L. Levine

                          *                    Director                        February 27, 1997
---------------------------------------------
                Alan Perlman

                          *                    Director                        February 27, 1997
---------------------------------------------
              Harold Roitenberg

                          *                    Director                        February 27, 1997
---------------------------------------------
                Jacob Saliba


*By:   /s/  E. MERLE RANDOLPH

     -------------------------------
            E. Merle Randolph
            Attorney-in-fact

                                                                   SCHEDULE VIII

                     SYRATECH CORPORATION AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                              COLUMN C
                                                      -------------------------
                                        COLUMN B                                                    COLUMN E
                                      ------------       (1)                                       ----------
              COLUMN A                 BALANCE AT     CHARGED TO        (2)         COLUMN D       BALANCE AT
------------------------------------  BEGINNING OF    COSTS AND     CHARGED TO     ----------        END OF
            DESCRIPTION                  PERIOD        EXPENSES     OTHER ACCTS    DEDUCTIONS        PERIOD
------------------------------------  ------------    ----------    -----------    ----------      ----------
YEAR ENDED DECEMBER 31, 1996
Allowance for doubtful accounts.....     $1,603         $   93        $--           $    165(a)      $1,861
Sales returns and allowances........      2,604          5,813         --             (4,916)(b)      3,501
                                         ------         ------         ------        -------         ------
                                         $4,207         $5,906        $--           $ (4,751)        $5,362
                                         ======         ======         ======        =======         ======

YEAR ENDED DECEMBER 31, 1995
Allowance for doubtful accounts.....     $1,372         $  602        $--           $   (371)(a)     $1,603
Sales returns and allowances........      2,133          5,206         --             (4,735)(b)      2,604
                                         ------         ------         ------        -------         ------
                                         $3,505         $5,808        $--           $ (5,106)        $4,207
                                         ======         ======         ======        =======         ======
YEAR ENDED DECEMBER 31, 1994
Allowance for doubtful accounts.....     $1,385         $   84         --           $    (97)(a)     $1,372
Sales returns and allowances........      2,397          3,868         --             (4,132)(b)      2,133
                                         ------         ------         ------        -------         ------
                                         $3,782         $3,952        $--           $ (4,229)        $3,505
                                         ======         ======         ======        =======         ======


---------------

(a) Doubtful accounts written off

(b) Sales returns and other

                                 EXHIBIT INDEX


                                                                                    PAGINATION
                                                                                        BY
                                                                                    SEQUENTIAL
    EXHIBIT                                  EXHIBIT                                 NUMBERING
     NUMBER                                DESCRIPTION                                SYSTEM
    --------   -------------------------------------------------------------------  -----------
        2.1    Restated Agreement and Plan of Merger dated November 27, 1996, effective as of October 23, 1996 between Syratech and THL
               Transaction I Corp. and the Amendment, dated February 14, 1997 to the Restated Agreement and Plan of Merger (included as Annex I to the Proxy Statement/Prospectus included in this Form S-4
               Registration Statement)
        3.1    Restated Certificate of Incorporation of Syratech. Incorporated by
               reference from Exhibit 3.1 to Form S-1 Registration Statement No.
               33-41619.
      **3.2    Syratech Corporation Certificate of Designations in respect of
               Series A Preferred Stock dated October 26, 1992.
        3.3    Bylaws of Syratech. Incorporated by reference from Exhibit 3.2 to
               Form S-1 Registration Statement No. 33-41619.
        3.4    Amendment to Section 2.9 of the Bylaws of Syratech, effective
               August 15, 1991. Incorporated by reference from Exhibit 3.3 to Form
               S-1 Registration Statement No. 33-41619.
      **3.5    Certificate of Ownership and Merger of WSC Liquidating, Inc. by and
               into Syratech Corporation dated May 9, 1996.
        3.6    Specimen Common Stock Certificate. Incorporated by reference to
               Exhibit 4.1 to Form 10-K of Syratech for the year ended December
               31, 1993.
     ***5.1    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to the
               legality of the Common Stock.
     ***8.1    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to certain tax matters relating to the Common Stock.
     **10.1    Form of Amended and Restated Employment Agreement dated as of April
                 , 1997 between Leonard Florence and the Company.
       10.2    Employment Agreement dated August 16, 1991 between E. Merle
               Randolph and the Company. Incorporated by reference from Exhibit
               10.17 to Form S-1 Registration Statement No. 33-41619.
       10.3    Employment Agreement dated August 16, 1991, between Melvin L.
               Levine and the Company. Incorporated by reference from Exhibit
               10.18 to Form S-1 Registration Statement No. 33-41619.
       10.4    Employment Agreement dated August 16, 1991 between Alan R. Kanter and the Company. Incorporated by reference from Exhibit 10.19 to
               Form S-1 Registration Statement No. 33-41619.
      *10.5    Amendment No. 1 to Employment Agreement dated as of July 27, 1996 between E. Merle Randolph and Company.
       10.6    Amendment No. 1 to Employment Agreement dated as of May 11, 1995 between Melvin L. Levine and the Company. Incorporated by reference from Exhibit 10.8 to Form 10-K for Syratech for the year ended
               December 31, 1995.
      *10.7    Amendment No. 1 to Employment Agreement dated as of July 27, 1996 between Alan R. Kanter and the Company.
      *10.8    Retirement Benefit Agreement dated as of July 27, 1996 between Faye
               A. Florence and the Company.

                                                                                    PAGINATION
                                                                                        BY
                                                                                    SEQUENTIAL
    EXHIBIT                                  EXHIBIT                                 NUMBERING
     NUMBER                                DESCRIPTION                                SYSTEM
    --------   -------------------------------------------------------------------  -----------
      *10.9    Amendment No. 2 to Employment Agreement dated as of December 31,
               1996 between E. Merle Randolph and the Company.
      *10.10   Amendment No. 2 to Employment Agreement dated as of December 31,
               1996 between Melvin L. Levine and the Company.
      *10.11   Amendment No. 2 to Employment Agreement dated as of December 31,
               1996 between Alan R. Kanter and the Company.
      *10.12   Agreement dated December 31, 1996 by and between the Company, THL I
               Transaction Corp., Leonard Florence and Melvin L. Levine.
      *10.13   Agreement dated December 31, 1996 by and between the Company, THL I
               Transaction Corp., Leonard Florence and E. Merle Randolph.
      *10.14   Agreement dated December 31, 1996 by and between the Company, THL I
               Transaction Corp., Leonard Florence and Alan R. Kanter.
       10.15   Asset Purchase Agreement dated February 2, 1996 by and between
               Farberware Inc., the Company, Lifetime Hoan Corporation and Far-B
               Acquisition Corp., Inc. Incorporated by reference from Exhibit 1 to
               Form
               8-K dated April 16, 1996.
    ***10.16   Settlement Agreement dated February 3, 1997 by and among Bruckner
               Manufacturing Corp. (formerly Farberware Inc.), U.S. Industries,
               Inc., Farberware Inc. (formerly Far-B Acquisition Corp.) and
               Lifetime Hoan Corporation.
       10.17   Agreement dated as of December 7, 1995 among the Company, Syr
               Acquisition Inc. and Rauch Industries, Inc. Incorporated by
               reference from Exhibit 1 to Form 8-K of the Company dated December
               7, 1995.
    ***10.18   Amended and Restated Line of Credit Agreement among Wallace
               International de Puerto Rico, Inc., International Silver de Puerto
               Rico, Inc. and Banco Popular de Puerto Rico dated October 15, 1996.
     **22      List of Subsidiaries
    ***23.1    Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in the opinions filed as Exhibits 5.1 and 8.1)
      *23.2    Consent of Deloitte & Touche LLP
      *23.3    Consent of Coopers & Lybrand L.L.P.
      *23.4    Consent of Merrill Lynch & Co.
     **24.1    Power of Attorney
     **99.1    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated
               October 23, 1996. (Included as Annex II to this Form S-4
               Registration Statement)
      *99.2    Report of Merrill Lynch & Co. dated October 21, 1996.
      *99.3    Form of Proxy.
      *99.4    Form of Non-Cash Election.


---------------


  * Filed herewith.


 ** Previously filed with the Commission.


*** To be filed by amendment.